As filed with the U.S. Securities and Exchange Commission on July 20, 2018

Registration No. 333-224754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEVENS HOLDING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	3569	82-4646681
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Fortive Corporation

6920 Seaway Blvd

Everett, WA 98203

(425) 446 - 5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel B. Kim, Esq.

Vice President and Secretary

Stevens Holding Company, Inc.

c/o Fortive Corporation

6920 Seaway Blvd

Everett, WA 98203

(425) 446 - 5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Glenn E. Deegan, Esq. Vice President, Legal and Human Resources, General Counsel and Secretary Altra Industrial Motion Corp. 300 Granite Street, Suite 201 Braintree, MA 02184 (781) 917-0600	Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP 825 8th Ave. New York, NY 10019 (212) 474-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as possible following the effective date of this registration statement and satisfaction or waiver of all other conditions to the consummation of the Exchange Offer and Merger described herein.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Stevens Holding Company, Inc. (“Newco”), which is a wholly-owned subsidiary of Fortive Corporation (“Fortive”), is filing this registration statement on Form S-4 and Form S-1 (Registration No. 333-224754) to register the offer of shares of common stock, par value $0.01 per share (“Newco common stock”), which shares will be distributed to Fortive stockholders pursuant to a split-off and/or a spin-off (in the event the Exchange Offer (as defined below) is not fully subscribed) in connection with a transaction whereby McHale Acquisition Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of Altra Industrial Motion Corp., a Delaware corporation (“Altra”), will merge with and into Newco, with Newco continuing as the surviving company (the “Merger”). Prior to the Merger, Fortive will transfer certain assets, liabilities and entities within its Automation & Specialty platform, but excluding its Hengstler and Dynapar businesses (such businesses to be transferred, the “A&S Business”), to Newco or its subsidiaries. In exchange therefor, Fortive will receive shares of Newco common stock, as well as the Newco Securities and the Cash Dividend (in each case, as such terms are defined below), and the shares of Newco common stock will be distributed to Fortive stockholders as provided below. In addition, prior to the Merger, Fortive will transfer certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets.

Newco is a newly formed, wholly-owned subsidiary of Fortive that was organized specifically for the purpose of effecting the Separation (as defined below). Newco has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Transactions (as defined below). The shares of Newco common stock will be immediately converted into shares of Altra common stock (as defined below) upon completion of the Transactions. Altra will file a proxy statement that relates to the special meeting of stockholders of Altra to approve the issuance of shares of Altra common stock in the Merger. In addition, Altra filed a registration statement on Form S-4 (Registration No. 333-224750) to register the shares of its common stock that will be issued in the Merger.

Based on market conditions prior to the closing of the Merger, including, but not limited to, the relative valuation and market price of shares of common stock of Fortive and Altra, the implied valuation of the A&S Business, the likelihood of demand from stockholders of Fortive for shares of common stock of Altra to be issued in the Transactions, and the assessment by Fortive and its financial advisors on the likelihood of sufficient tenders of shares of common stock of Fortive in a split-off, Fortive will determine whether the shares of Newco common stock will be distributed to Fortive’s stockholders in a spin-off or a split-off. In a spin-off, all Fortive stockholders would receive a pro rata number of shares of Newco common stock. In a split-off, Fortive would offer its stockholders the option to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock in the Exchange Offer. If the Exchange Offer is undertaken and consummated, but the Exchange Offer is not fully subscribed because fewer than all of the shares of Newco common stock owned by Fortive are exchanged, the remaining shares of Newco common stock owned by Fortive would be distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of the Exchange Offer. If the Exchange Offer is terminated by Fortive without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), all shares of Newco common stock owned by Fortive will be distributed in a spin-off. After the distribution of the shares of Newco common stock in a split-off or spin-off (in the event the Exchange Offer is not fully subscribed), the shares of Newco common stock will immediately be converted into shares of Altra common stock in the Merger. Newco is filing this registration statement under the assumption that the shares of Newco common stock will be distributed to Fortive stockholders pursuant to a split-off. Altra’s registration statement on Form S-4 also assumes that the shares of Newco common stock will be distributed to Fortive stockholders pursuant to a split-off. Once a final decision is made regarding the manner of distribution of the shares, this registration statement on Form S-4 and Form S-1 and Altra’s registration statement on Form S-4 will be amended to reflect that decision, if necessary.

The information in this prospectus is not complete and may change. The Exchange Offer and issuance of securities being registered pursuant to the registration statement of which this prospectus forms a part may not be completed until the registration statement is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 20, 2018

PRELIMINARY PROSPECTUS—OFFER TO EXCHANGE

FORTIVE CORPORATION

Offer to Exchange All Common Stock of

STEVENS HOLDING COMPANY, INC.

which are owned by Fortive Corporation

and will be converted into Shares of Common Stock of

ALTRA INDUSTRIAL MOTION CORP.

for

Shares of Common Stock of Fortive Corporation

Fortive Corporation (“Fortive”) is offering to exchange all shares of common stock (“Newco common stock”) of Stevens Holding Company, Inc. (“Newco”) owned by Fortive for shares of common stock of Fortive (“Fortive common stock”) that are validly tendered and not properly withdrawn. The terms and conditions of this Exchange Offer (as defined below) are described in this prospectus, which you should read carefully. None of Fortive, Newco, any of their respective directors or officers nor any of their respective representatives makes any recommendation as to whether you should participate in this Exchange Offer. You must make your own decision after reading this prospectus and consulting with your advisors.

Fortive’s obligation to exchange shares of Newco common stock for shares of Fortive common stock is subject to the satisfaction of certain conditions, including conditions to the consummation of the Transactions (as defined below), which include approval by the stockholders of Altra Industrial Motion Corp. (“Altra”) of the issuance of shares of common stock of Altra (“Altra common stock”) in the Merger (as defined below).

The Transactions are being undertaken to transfer the A&S Business (as defined below) from Fortive to Altra. The aggregate value of the consideration to be paid to Fortive or Fortive stockholders with respect to the A&S Business in the Transactions is estimated, as of July 17, 2018, to be approximately $2.9 billion, consisting of (i) approximately $1.5 billion in value of Altra common stock (calculated based on the closing price on Nasdaq of the Altra common stock as of July 17, 2018) issuable to Fortive stockholders that participate in this Exchange Offer, (ii) $1.0 billion in cash payable to certain subsidiaries of Fortive in respect of the Direct Sales (as defined below) and (iii) $400 million payable to Fortive as a result of the Cash Dividend and issuance of the Newco Securities (as such terms are defined below), as such Transactions are each described in further detail below.

Immediately following the consummation of this Exchange Offer, a wholly-owned subsidiary of Altra named McHale Acquisition Corp., a Delaware corporation (“Merger Sub”), will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company (the “Merger”). In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger. In addition, Newco will authorize the issuance of a number of shares of Newco common stock such that the total number of shares of Newco common stock outstanding immediately prior to the Merger will be that number that results in the exchange ratio in the Merger equaling one. As a result, each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Altra common stock in the Merger. The aggregate number of shares of Altra common stock to be issued in the Merger by Altra is expected to result in pre-Merger holders of shares of Newco common stock and Newco employees collectively owning approximately 54% of the issued and outstanding shares of Altra common stock on a fully-diluted basis after giving effect to the Merger and Altra’s existing stockholders collectively owning approximately 46% of the issued and outstanding shares of Altra common stock on a fully-diluted basis. Newco common stock will not be issued to participants in this Exchange Offer; such participants will instead receive shares of Altra common stock in the Merger. No trading market currently exists for Newco common stock. You will not be able to trade shares of Newco common stock before they are converted into shares of Altra common stock in the Merger. In addition, there can be no assurance that shares of Altra common stock, when issued in the Merger, will trade at the same prices that shares of Altra common stock are traded at prior to the Merger.

The value of Fortive common stock and Newco common stock will be determined by Fortive by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of Fortive common stock on the New York Stock Exchange (“NYSE”) and Altra common stock on the Nasdaq Global Market (“Nasdaq”) on each of the last full three trading days ending on and including the third trading day preceding the expiration date of the Exchange Offer period (“Valuation Dates”), as it may be voluntarily extended. Based on an expiration date of                     , 2018, the Valuation Dates are expected to be                     , 2018,                     , 2018, and                     , 2018. See “The Exchange Offer—Terms of this Exchange Offer.”

This Exchange Offer is designed to permit you to exchange your shares of Fortive common stock for shares of Newco common stock at a     % discount to the per-share value of Altra common stock, calculated as set forth in this prospectus, subject to the upper limit described below. For each $100 of Fortive common stock accepted in this Exchange Offer, you will receive approximately $        of Newco common stock, subject to an upper limit of                  shares of Newco common stock per share of Fortive common stock. This Exchange Offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of this Exchange Offer.” If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $         OF NEWCO COMMON STOCK FOR EACH $100 OF FORTIVE COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq, as applicable, on                     , 2018 (the second to last trading day before the date of this prospectus), based on the daily VWAPs of Fortive common stock and Altra common stock on                     , 2018,                     , 2018, and                 , 2018, would have provided for                  shares of Newco common stock to be exchanged for every share of Fortive common stock accepted. The value of Newco common stock received and, following the Merger, the value of Altra common stock received may not remain above the value of Fortive common stock tendered following the expiration of this Exchange Offer.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M., NEW YORK CITY TIME, ON                     , 2018, UNLESS THE OFFER IS EXTENDED OR TERMINATED. SHARES OF FORTIVE COMMON STOCK TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

In reviewing this prospectus, you should carefully consider the risk factors beginning on page 54 of this prospectus.

We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2018.

The final exchange ratio used to determine the number of shares of Newco common stock that you will receive for each share of Fortive common stock accepted in this Exchange Offer will be announced by press release no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date. At such time, the final exchange ratio will be available at http://investors.fortive.com/altra and from the information agent at the toll-free number provided on the back cover of this prospectus. Fortive will announce whether the upper limit on the number of shares that can be received for each share of Fortive common stock tendered will be in effect, through http://investors.fortive.com/altra and by press release, no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date. Throughout this Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available on that website and from the information agent at the toll-free number provided on the back cover of this prospectus.

This prospectus provides information regarding Fortive, Newco, Altra, this Exchange Offer and the Merger in which shares of Fortive common stock may be exchanged for shares of Newco common stock which will then be immediately converted into shares of Altra common stock and distributed to participating Fortive stockholders as described herein. Fortive stock is listed on the NYSE under the symbol “FTV.” Altra common stock is listed on Nasdaq under the symbol “AIMC.” On                     , 2018, the last reported sale price of Fortive common stock on the NYSE was $        , and the last reported sale price of Altra common stock on Nasdaq was $        . The market prices of Fortive common stock and of Altra common stock will fluctuate prior to the completion of this Exchange Offer and thereafter and may be higher or lower at the expiration date than the prices set forth above. No trading market currently exists for Newco common stock. Newco has not applied for listing of Newco common stock on any exchange.

If this Exchange Offer is consummated but is not fully subscribed because less than all the shares of Newco common stock owned by Fortive are exchanged, the remaining shares of Newco common stock owned by Fortive will be distributed to Fortive stockholders whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer pursuant to a pro rata distribution (a “clean-up spin-off”). Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock and whose shares are accepted in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event that this Exchange Offer is not fully subscribed. This prospectus covers all shares of Newco common stock offered by Fortive in this Exchange Offer and all shares of Newco common stock that may be distributed by Fortive in the spin-off to holders of shares of Fortive common stock. If this Exchange Offer is terminated by Fortive without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), all shares of Newco common stock owned by Fortive will be distributed in the spin-off on a pro rata basis to holders of Fortive common stock. See “The Exchange Offer—Distribution of Newco Common Stock Remaining After this Exchange Offer.”

Following the consummation of this Exchange Offer, in the Merger, Merger Sub will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company. In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of fully paid and nonassessable shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger. Newco will authorize the issuance of a number of shares of Newco common stock such that the total number of shares of Newco common stock outstanding immediately prior to the Distribution will be that number that results in the exchange ratio in the Merger equaling one. As a result, each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Altra common stock in the Merger.

Fortive’s obligation to exchange shares of Newco common stock for Altra common stock is subject to the conditions listed under “The Exchange Offer—Conditions to Consummation of this Exchange Offer,” including the satisfaction of conditions to the Merger, which include the Altra stockholder approval of the issuance of Altra common stock in connection with the Merger, and other conditions.

i

This prospectus incorporates by reference important business and financial information about Fortive and Altra from documents filed with the SEC that have not been included in or delivered with this prospectus. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation By Reference.” You also may ask any questions about this Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, upon written or oral request to Fortive’s information agent, D.F. King & Co. Inc., located at 48 Wall Street, 22nd floor, New York, NY 10005, at the telephone number (800) 515-4479 or at the email address ftv@dfking.com. In order to receive timely delivery of the documents, you must make your requests no later than                     , 2018.

If you participate in the Fortive Stock Fund through either of the Fortive Savings Plans, you may ask questions about this Exchange Offer with respect to the plan, without charge, upon written or oral request to the trustee of the trust established under the plans, Fidelity Management Trust Company, located at 245 Summer Street, Boston, MA 02210 or at the telephone number (877) 440-4015.

All information contained or incorporated by reference in this prospectus with respect to Altra, Merger Sub and their respective subsidiaries, as well as information on Altra after the consummation of the Transactions, has been provided by Altra. All other information contained or incorporated by reference in this prospectus with respect to Fortive, Newco or their respective subsidiaries, or the A&S Business, and with respect to the terms and conditions of this Exchange Offer, has been provided by Fortive.

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Fortive common stock, Newco common stock or Altra common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Newco common stock that may apply in their home countries. Fortive, Newco and Altra cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States.

v

HELPFUL INFORMATION

Certain abbreviations and terms used in the text and notes are defined below:

Abbreviation/Term	Description
A&S Assets	The assets of the A&S Business designated as “A&S Assets” in the Separation Agreement, as described in the section of this document entitled “The Separation Agreement—The Separation—Transfer of Assets”

A&S Business	The Automation & Specialty platform of Fortive and its subsidiaries as conducted by them under certain related brands, including by the Portescap, Kollmorgen, Thomson and Jacobs Vehicle Systems operating companies, the A&S Companies and the Direct Sales Asset Sellers, but excluding Fortive’s Hengstler and Dynapar businesses

A&S Companies	Newco and its subsidiaries, after giving effect to the Newco Transfer, and the Direct Sales Entities (and their subsidiaries)

A&S Liabilities	The liabilities of the A&S Business designated as “A&S Liabilities” in the Separation Agreement, as described in the section of this document entitled “The Separation Agreement—The Separation—Assumption of Liabilities”

Above-Basis Amount	$1.4 billion minus the Basis Amount minus the Direct Sales Purchase Price

Altra	Altra Industrial Motion Corp.

Altra Bylaws	Altra’s Second Amended and Restated Bylaws (as they may be amended)

Altra Charter	Altra’s Second Amended and Restated Certificate of Incorporation (as it may be amended)

Altra common stock	The common stock, par value $0.001 per share, of Altra

Altra Commitment Parties	Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Citigroup Global Markets Inc., UBS Securities LLC, UBS AG, Stamford Branch, HSBC Securities (USA) Inc., HSBC Bank USA, National Association, MUFG Union Bank, N.A., BMO Harris Bank N.A., Bank of Montreal, BMO Capital Markets Corp., Citizens Bank, N.A., Royal Bank of Canada, RBC Capital Markets, The Toronto-Dominion Bank, New York Branch, TD Securities (USA) LLC, TD Bank, N.A. and U.S. Bank National Association

Altra Companies	Altra and each of Altra’s subsidiaries, including Merger Sub

Altra Equity Plan	Altra’s 2014 Omnibus Incentive Plan

Altra Form S-4 Registration Statement	Altra’s registration statement on Form S-4 to be filed with the SEC in connection with the issuance of Altra common stock pursuant to the Merger, as such registration statement may be amended prior to the time it becomes effective under the Securities Act

Abbreviation/Term	Description
Altra Products	Products or services (i) both (x) designated or developed and (y) sold, or (ii) under development and substantially completed, or (iii) manufactured, sold or distributed, in each of the foregoing (i), (ii) and (iii), by or on behalf of the Altra Companies as of the date of the Merger Agreement, including the products listed in the Altra disclosure letter to the Merger Agreement

Altra Superior Offer	An unsolicited bona fide written offer by a third party to purchase at least a majority of the outstanding shares of Altra common stock or at least a majority of the assets of Altra (whether through a tender offer, merger or otherwise), that is determined by the Altra board of directors, in its good faith judgment, after consulting with its financial advisor and outside legal counsel, and after taking into account the terms and conditions of the offer, including the likelihood and anticipated timing of consummation, (i) to be more favorable, from a financial point of view, to Altra’s stockholders than the proposed Transactions and (ii) to be reasonably likely to be completed, taking into account any financing and approval requirements that the Altra board of directors determines to be relevant and all other financial, legal, regulatory and other aspects of such proposal that the Altra board of directors determines to be relevant, including whether financing, if a cash transaction (in whole or part), is then fully committed

Ancillary Agreements	The Employee Matters Agreement, the IP License Agreement, the Tax Matters Agreement, the Transition Services Agreement, and any other agreements mutually agreed to by the parties pursuant to or in connection with the Transactions

Audited Financial Statements	The audited financial statements of (i) the A&S Business on a combined basis and (ii) Newco (before giving effect to the Internal Restructuring), including the balance sheets of (A) the A&S Business on a combined basis and (B) Newco (before giving effect to the Internal Restructuring) (except for Newco, only an opening balance sheet) as of December 31, 2016 and December 31, 2017, and the combined and consolidated statements of earnings, cash flows and parent equity of (1) the A&S Business and (2) Newco (before giving effect to the Internal Restructuring) for the years ended December 31, 2015, December 31, 2016 and December 31, 2017, together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the A&S Business and Newco

Basis Amount	$175,000,000, unless, pursuant to a written notice delivered to Altra at least 30 days prior to the anticipated Distribution Date, Fortive elects to increase or reduce the Basis Amount by the amount specified in such notice after considering in good faith the estimated adjusted tax basis of the A&S Assets and the estimated amount of A&S Liabilities; provided, however, that the Basis Amount shall not be reduced below $150,000,000 without the prior written consent of Altra

Cash Dividend	A cash dividend in an aggregate amount equal to the Basis Amount

Abbreviation/Term	Description
Charter Amendment	The proposed amendment to the Altra Charter to increase the number of authorized shares of Altra common stock from 90,000,000 to 120,000,000

clean-up spin-off	The distribution of the remaining shares of Newco common stock owned by Fortive on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer if this Exchange Offer is not fully subscribed

Code	The Internal Revenue Code of 1986, as amended

Danaher	Danaher Corporation

Danaher Separation	Separation of Fortive from Danaher

Debt Exchange	The transfer of the Newco Securities in exchange for certain debt obligations of Fortive held by the Debt Exchange Parties, as described in the section of this document entitled “The Merger Agreement—Debt Exchange”

Debt Exchange Parties	Certain persons who, prior to the Debt Exchange, own certain debt obligations of Fortive as principals for their own account

DGCL	General Corporation Law of the State of Delaware

Direct Sales	The (i) sale of the Direct Sales Assets and Direct Sales Entities (and their subsidiaries) by the Direct Sales Sellers to the Direct Sales Purchasers and (ii) assumption by the Direct Sales Purchasers of A&S Liabilities of or attributable to the Direct Sales Sellers

Direct Sales Assets	The A&S Assets held by the Direct Sales Asset Sellers or the Direct Sales Entities (and their subsidiaries)

Direct Sales Asset Sellers	The subsidiaries of Fortive that are contemplated by the Separation Plan to sell the Direct Sales Assets

Direct Sales Entity	The entities reflected as “Direct Sales Entities” in the Separation Plan

Direct Sales Entity Sellers	The subsidiaries of Fortive designated by Fortive prior to the Distribution to sell the Direct Sales Entities

Direct Sales Purchasers	The subsidiaries of Altra designated by Altra prior to the Distribution to purchase the Direct Sales Entities and Direct Sales Assets

Direct Sales Purchase Price	$1,000,000,000, unless changed in accordance with the terms of the Separation Agreement

Direct Sales Sellers	The Direct Sales Entity Sellers and the Direct Sales Asset Sellers

Distribution	The distribution by Fortive, pursuant to the Separation Agreement, of 100% of the shares of Newco common stock to Fortive’s stockholders in an exchange offer followed, if necessary, by a clean-up spin-off

Distribution Date	The date selected by the Fortive board or its designee for the distribution of the shares of Newco common stock to holders of Fortive common stock

Employee Matters Agreement	The Employee Matters Agreement, dated as of March 7, 2018, by and among Fortive, Newco and Altra

Abbreviation/Term	Description

Exchange Act	The Securities Exchange Act of 1934, as amended

Exchange Offer	An exchange offer whereby Fortive is offering to its stockholders the ability to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock, which Newco common stock will be immediately exchanged for Altra common stock in the Merger

Fortive	Fortive Corporation

Fortive Bylaws	Fortive’s Amended and Restated Bylaws, effective June 7, 2017 (as they may be amended)

Fortive Charter	Fortive’s Amended and Restated Certificate of Incorporation, effective June 7, 2017 (as it may be amended)

Fortive common stock	The common stock, par value $0.01 per share, of Fortive

Fortive Equity Award	Any outstanding Fortive Option or Fortive RSU that is held by a Newco Employee, or any other outstanding stock option, restricted stock, restricted stock unit or other equity award with respect to the equity interests of Fortive or any Fortive Affiliate that is held by a Newco Employee

Fortive Equity Plan	Fortive’s 2016 Stock Incentive Plan

Fortive Group	Fortive and each of its subsidiaries and any legal predecessors thereto, but excluding any member of the Newco Group and any Direct Sales Entity (and its subsidiaries)

Fortive Option	Each option to purchase shares of Fortive common stock from Fortive, whether granted by Fortive pursuant to the Fortive Equity Plan, assumed by Fortive in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested

Fortive RSU	Each restricted stock unit representing the right to vest in and be issued shares of Fortive common stock by Fortive, whether granted by Fortive pursuant to a Fortive Equity Plan, assumed by Fortive in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested

Fortive Savings Plans	The Fortive Corporation Retirement Savings Plan and the Fortive Corporation Union Retirement Savings Plan

Fortive Shared Contract	Any contract that is not primarily related to the A&S Business, including under any such contract relating to, but not primarily relating to, the A&S Business

Fortive Stock Fund	The unitized pool of Fortive common stock and cash available as an investment option under the Fortive Savings Plans

GAAP	Generally accepted accounting principles in the United States

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Abbreviation/Term	Description
Internal Restructuring	The internal restructuring to separate and consolidate the A&S Business, except with respect to the Direct Sales, under Newco pursuant to the corporate structuring steps contemplated by the Separation Plan as finally determined in accordance with the terms of the Separation Agreement, as described in the section of this document entitled “The Transactions—Overview”

IP License Agreement	The Intellectual Property Cross-License Agreement substantially in the form attached as Exhibit C to the Separation Agreement

IRS	The United States Internal Revenue Service

IRS Ruling	A private letter ruling from the IRS addressing the tax consequences of certain aspects of the Newco Contribution, the Distribution and the Debt Exchange

Merger	The merger of Merger Sub with and into Newco, with Newco surviving the merger as a wholly-owned subsidiary of Altra, as contemplated by the Merger Agreement

Merger Agreement	The Agreement and Plan of Merger and Reorganization, dated as of March 7, 2018, by and among Fortive, Altra, Newco and Merger Sub (as it may be amended from time to time)

Merger Sub	McHale Acquisition Corp., a wholly-owned subsidiary of Altra

Nasdaq	The Nasdaq Global Market

New York City time	Local time in the City of New York

Newco	Stevens Holding Company, Inc., a Delaware corporation and currently a wholly-owned subsidiary of Fortive Corporation

Newco Assets	The A&S Assets to be held by the Newco Group

Newco Bylaws	The Bylaws of Stevens Holding Company, Inc., dated as of February 13, 2018 (as they may be amended)

Newco Certificate of Incorporation	The Certificate of Incorporation of Stevens Holding Company, Inc., dated as of February 13, 2018 (as it may be amended)

Newco Commitment Parties	Goldman Sachs Bank USA, UBS Securities LLC, UBS AG, Stamford Branch, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, HSBC Securities (USA) Inc., HSBC Bank USA, National Association, MUFG Union Bank, N.A., Bank of Montreal, BMO Capital Markets Corp., Citizens Bank, N.A., Royal Bank of Canada, RBC Capital Markets, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC.

Newco common stock	The common stock, par value $0.01 per share, of Newco

Newco Contribution	The conveyance by Fortive to Newco or one or more subsidiaries of Fortive of certain assets and liabilities constituting the A&S Business, excluding the Direct Sales Assets, as described in the section of this document entitled “The Transactions—Overview”

Abbreviation/Term	Description
Newco Employee	Each employee who is employed as of the Separation Date and is either: (i) exclusively or primarily engaged in the A&S Business or (ii) necessary for the ongoing operation of the A&S Business following the Separation Date, in each case, as determined by Fortive in good faith, subject to Altra’s timely review and consultation with Fortive, and identified to Altra no later than 45 days prior to the Separation Date; provided that Fortive and Altra may agree in writing to exclude certain employees who would otherwise be covered no later than 45 days prior to the Separation Date

Newco Group	Newco, each of the subsidiaries of Fortive contemplated to be owned (directly or indirectly) by Newco immediately prior to the Separation Time pursuant to the Separation Plan and the Internal Restructuring, and any legal predecessors thereto

Newco Indemnitees	Newco, each other member of the Newco Group, each Direct Sales Entity, each Subsidiary of a Direct Sales Entity and Altra, and each of their respective successors and assigns, and all persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Newco Group, any Direct Sales Entity and any Subsidiary of a Direct Sales Entity (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns

Newco IP	All intellectual property rights owned by, or purported to be owned by, licensed to or used by Fortive or its affiliates and primarily used in the A&S Business, including with regard to any patents included in the foregoing, the applicable patent family thereof

Newco Registration Statements	Newco’s registration statement on Form S-1/S-4 or registration statement on Form 10, as applicable, filed with the SEC

Newco Securities	Securities representing indebtedness of Newco in an aggregate principal amount equal to the Above-Basis Amount

Newco Shared Contract	Any contract primarily relating to the A&S Business that also relates to any business or business function of the Fortive group to which Fortive, Newco or any member of their respective groups is a party or by which any of their respective assets is bound

Newco Transfer	(i) The Newco Contribution, (ii) the transfer, directly or indirectly, of the Excluded Assets and Excluded Liabilities, in each case, relating to, arising out of or resulting from the transactions contemplated by the Separation Agreement and (iii) certain related transactions specified in the Separation Agreement

NYSE	The New York Stock Exchange

SEC	The United States Securities and Exchange Commission

Securities Act	The Securities Act of 1933, as amended

Separation	The Newco Transfer and the other transactions, other than the Direct Sales, contemplated by the Separation Agreement to transfer the A&S Business to Newco

Separation Agreement	The Separation and Distribution Agreement, dated as of March 7, 2018, by and among Fortive, Altra and Newco (as it may be amended from time to time)

Abbreviation/Term	Description
Separation Date	The effective date of the Separation

Separation Plan	Fortive’s plan with respect to the Internal Restructuring, as further described in the Separation Agreement

Separation Time	The effective time of the Separation

Share Issuance	The issuance of shares of Altra common stock to the stockholders of Newco in the Merger

spin-off	The distribution of Newco common stock to stockholders of Fortive through a pro rata dividend

split-off	The distribution of Newco common stock to stockholders of Fortive through an exchange offer

Tax Matters Agreement	The Tax Matters Agreement substantially in the form attached as Exhibit A to the Separation Agreement

Termination Fee	The termination fee of $40 million payable by Altra to Fortive upon termination of the Merger Agreement under circumstances as described in the section of this document entitled “The Merger Agreement—Termination Fee Payable in Certain Circumstances”

Transaction Documents	The Merger Agreement, the Separation Agreement and the Ancillary Agreements

Transactions	The Separation, the Distribution, the Direct Sales, the Merger, the Debt Exchange, certain debt financing transactions and all other transactions as contemplated by the Transaction Documents

Transition Services Agreement	The Transition Services Agreement substantially in the form attached as Exhibit B to the Separation Agreement

Valuation Dates	The last three full trading days ending on and including the third trading day preceding the expiration date of the Exchange Offer period, as it may be voluntarily extended

VWAP	Volume-weighted average price

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER AND THE TRANSACTIONS

The following are some of the questions that Fortive stockholders may have, and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. You are urged to read this prospectus in its entirety prior to making any decision.

Questions and Answers about this Exchange Offer

Q:	Who may participate in this Exchange Offer?

A:	Any U.S. holders of Fortive common stock during the Exchange Offer period may participate in this Exchange Offer. Although Fortive has mailed this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside the United States, this prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of Fortive common stock, shares of Altra common stock or shares of Newco common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Fortive, Altra or Newco has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Fortive common stock, shares of Altra common stock or shares of Newco common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of Fortive common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Fortive, Altra or Newco to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

The legal limitations described under this heading could prevent certain holders of Fortive common stock from participating in this Exchange Offer, which could cause this Exchange Offer to be undersubscribed.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Fortive common stock, shares of Newco common stock or shares of Altra common stock that may apply in their home countries. None of Fortive, Altra or Newco can provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States. Fortive believes a substantial majority of its stockholders are U.S. investors and does not expect the legal limitations described under this heading to cause this Exchange Offer to be undersubscribed.

Q:	How many shares of Newco common stock will I receive for each share of Fortive common stock that I tender?

A:

This Exchange Offer is designed to permit you to exchange your shares of Fortive common stock for shares of Newco common stock at a price per share equal to a     % discount to the per-share value of Altra common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your Fortive common stock accepted in this Exchange Offer, you will receive approximately $         of Newco common stock. The value of the Fortive common stock will be based on the calculated per-share value for the Fortive common stock on the NYSE and the value of the Newco common stock will be based on the calculated per-share value for Altra common stock on Nasdaq, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates. Please note, however, that:

•	The number of shares you can receive is subject to an upper limit of shares of Newco common stock for each share of Fortive common stock accepted in this Exchange Offer. The next question and answer below describes how this limit may impact the value you receive.

•	This Exchange Offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of this Exchange Offer.”

•	Because this Exchange Offer is subject to proration, Fortive may accept for exchange only a portion of the Fortive common stock tendered by you.

Q:	Is there a limit on the number of shares of Newco common stock I can receive for each share of Fortive common stock that I tender?

A:	The number of shares you can receive is subject to an upper limit of shares of Newco common stock for each share of Fortive common stock accepted in this Exchange Offer. If the upper limit is in effect, you will receive less than $ of Newco common stock for each $100 of Fortive common stock that you tender, and you could receive much less. For example, if the calculated per-share value of Fortive common stock was $ (the highest closing price for Fortive common stock on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of Newco common stock was $ (the lowest closing price for Altra common stock on Nasdaq during that three-month period), the value of Newco common stock, based on the Altra common stock price, received for shares of Fortive common stock accepted for exchange would be approximately $ for each $100 of Fortive common stock accepted for exchange.

The upper limit would represent a     % discount for Newco common stock based on the average of the daily VWAPs of Fortive common stock on the NYSE and Altra common stock on Nasdaq on                     , 2018,                     , 2018, and                     , 2018 (the last three full trading days ending on the second to last full trading day prior to commencement of this Exchange Offer). Fortive set this upper limit to ensure that an unusual or unexpected drop in the trading price of Altra common stock, relative to the trading price of Fortive common stock, would not result in an unduly high number of shares of Newco common stock being exchanged for each share of Fortive common stock accepted in this Exchange Offer.

Q:	How and when will I know if the upper limit is in effect?

A:	Fortive will announce whether the upper limit on the number of shares that can be received for each share of Fortive common stock tendered will be in effect at the expiration of the Exchange Offer period, through http://investors.fortive.com/altra and by press release, no later than 9:00 a.m., New York City time, on the second trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit.

Q:	How are the calculated per-share values of Fortive common stock and Altra common stock determined for purposes of calculating the number of shares of Newco common stock to be received in this Exchange Offer?

A:	The calculated per-share value of Fortive common stock and Altra common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Fortive common stock on the NYSE and Altra common stock on Nasdaq, as the case may be, on each of the Valuation Dates. Fortive will determine such calculations of the per-share values of Fortive common stock and Altra common stock and such determination will be final.

Q:	What is the “daily volume-weighted average price” or “daily VWAP?”

A:	The “daily volume-weighted average price” for Fortive common stock and Altra common stock will be the volume-weighted average price of Fortive common stock on the NYSE and Altra common stock on Nasdaq during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE and Nasdaq), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE and Nasdaq), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. displayed under the heading Bloomberg VWAP on the Bloomberg pages “FTV UN<Equity>VAP” with respect to Fortive common stock and “AIMC UW<Equity>VAP” with respect to Altra common stock (or their equivalent successor pages if such pages are not available). The daily VWAPs provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

Q:	Where can I find the daily VWAP of Fortive common stock and Altra common stock during the Exchange Offer period?

A:	Fortive will maintain a website at http://investors.fortive.com/altra that provides the daily VWAP of both Fortive common stock and Altra common stock, together with indicative exchange ratios, which will be made available commencing after the close of trading on the third trading day of this Exchange Offer, for each day during this Exchange Offer. On the first two Valuation Dates, when the values of Fortive common stock and Altra common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by Fortive, which will equal (i) after the close of trading on the NYSE and Nasdaq on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE and Nasdaq on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m. New York City time on the second trading day immediately preceding the expiration date of this Exchange Offer.

Q:	Why is the calculated per-share value for Newco common stock based on the trading prices for Altra common stock?

A:

There is currently no trading market for Newco common stock. Fortive believes, however, that the trading prices for Altra common stock are an appropriate proxy for the trading prices of Newco common stock because (i) in the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of fully paid and nonassessable shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger, (ii) prior to the consummation of this Exchange Offer, Newco will authorize the issuance of a number of shares of Newco common stock such that the total number of shares of Newco common stock outstanding immediately prior to the Distribution will be that number that results in the exchange ratio in the Merger equaling one and, as a result, each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Altra common stock in the Merger, and (iii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing Altra common stock based on the expected value of such Altra common stock immediately after the Merger. There can be no assurance, however, that Altra common stock after the

Merger will trade on the same basis as Altra common stock trades prior to the Merger. See “Risk Factors—Risks Related to this Exchange Offer—The trading prices of Altra common stock may not be an appropriate proxy for the prices of Newco common stock.”

Q:	How and when will I know the final exchange ratio?

A:	The final exchange ratio showing the number of shares of Newco common stock that you will receive for each share of Fortive common stock accepted in this Exchange Offer will be available at http://investors.fortive.com/altra no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date and separately announced by press release. In addition, as described below, you may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll-free number provided on the back cover of this prospectus. Fortive will announce whether the upper limit on the number of shares that can be received for each share of Fortive common stock tendered is in effect at http://investors.fortive.com/altra and separately by press release, no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit.

Q:	Will indicative exchange ratios be provided during the Exchange Offer period?

A:	Yes. Indicative exchange ratios will be available commencing after the close of trading on the third trading day of this Exchange Offer by contacting the information agent at the toll-free number provided on the back cover of this prospectus and at http://investors.fortive.com/altra on each full trading day during the Exchange Offer period, calculated as though that day were the expiration date of this Exchange Offer. The indicative exchange ratio will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect. On the first two Valuation Dates, when the per-share values of Fortive common stock and per-share values of Newco common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values which will equal (i) after the close of trading on the NYSE and Nasdaq on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE and Nasdaq on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m. New York City time on the second trading day immediately preceding the expiration date of this Exchange Offer.

In addition, for purposes of illustration, a table that indicates the number of shares of Newco common stock that you would receive per share of Fortive common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of Fortive common stock and Altra common stock on the Valuation Dates, is provided under “The Exchange Offer—Terms of this Exchange Offer.”

Q:	What if Fortive common stock or Altra common stock does not trade on any of the Valuation Dates?

A:	If a market disruption event, as defined below, occurs with respect to Fortive common stock or Altra common stock on any of the Valuation Dates, the calculated per-share value of Fortive common stock and per-share value of Newco common stock will be determined using the daily VWAP of shares of Fortive common stock and shares of Altra common stock on the preceding full trading day or days, as the case may be, on which no market disruption event occurred with respect to either Fortive common stock and Altra common stock. If, however, a market disruption event occurs as specified above, Fortive may terminate or extend this Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this Exchange Offer to Fortive. For specific information as to what would constitute a market disruption event, see “The Exchange Offer—Conditions to Consummation of this Exchange Offer.”

Q:	Are there circumstances under which I would receive fewer shares of Newco common stock than I would have received if the exchange ratio were determined using the closing prices of Fortive common stock and Altra common stock on the expiration date of this Exchange Offer?

A:	Yes. For example, if the trading price of Fortive common stock were to increase during the period of the Valuation Dates or after the date the exchange ratio is set, the calculated per-share value of Fortive common stock would likely be lower than the closing price of Fortive common stock on the last full trading day prior to the expiration date of this Exchange Offer. As a result, you will receive fewer shares of Newco common stock for each $100 of Fortive common stock than you would have if that per-share value were calculated on the basis of the closing price of Fortive common stock on the last full trading day prior to the expiration date. Similarly, if the trading price of Altra common stock were to decrease during the period of the Valuation Dates or after the date the exchange ratio is set, the calculated per-share value of Newco common stock would likely be higher than the closing price of Altra common stock on the last full trading day prior to the expiration date. This could also result in you receiving fewer shares of Newco common stock for each $100 of Fortive common stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Altra common stock on the last full trading day prior to the expiration date of this Exchange Offer. See “The Exchange Offer—Terms of this Exchange Offer.”

Q:	Will fractional shares of Altra common stock be distributed?

A:	No fractional shares of Altra common stock will be delivered to holders of shares of Newco common stock. Instead, holders of shares of Newco common stock who would otherwise be entitled to receive a fractional share of Altra common stock (after aggregating all fractional shares of Altra common stock issuable to such holder) will receive in cash the dollar amount (rounded to the nearest whole cent) determined by multiplying such fraction by the closing price of Altra common stock on Nasdaq on the last business day prior to the effective time of the Merger. The amount received by such holders of shares of Newco common stock will be net of any required withholding taxes.

Q:	What is the aggregate number of shares of Newco common stock being offered in this Exchange Offer?

A:	In this Exchange Offer, Fortive is offering to exchange all of the shares of Newco common stock held by it. In addition, Newco will authorize the issuance of a number of shares of Newco common stock such that the total number of shares of Newco common stock immediately prior to the Merger will be equal to 35 million. See “The Exchange Offer—Terms of this Exchange Offer.”

Q:	What happens if not enough shares of Fortive common stock are tendered to allow Fortive to exchange all of the shares of Newco common stock it holds?

A:	If this Exchange Offer is consummated but less than all shares of Newco common stock are exchanged because this Exchange Offer is not fully subscribed, the additional shares of Newco common stock owned by Fortive will be distributed in a clean-up spin-off on a pro rata basis to the holders of shares of Fortive common stock whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer. The record date for the pro rata distribution, if any, will be announced by Fortive. Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the spin-off in the event this Exchange Offer is not fully subscribed. See “The Exchange Offer—Distribution of Newco Common Stock Remaining After this Exchange Offer.”

Q:	What happens if Fortive declares a quarterly dividend during this Exchange Offer?

A:	If Fortive declares a quarterly dividend and the record date for that dividend occurs during the Exchange Offer period, you will be eligible to receive that dividend if you continue to own your shares of Fortive common stock as of that record date.

Q:	Will tendering my shares affect my ability to receive the Fortive quarterly dividend?

A:	No. If a dividend is declared by Fortive with a record date before the completion of this Exchange Offer, you will be entitled to that dividend even if you tendered your shares of Fortive common stock. Tendering your shares of Fortive common stock in this Exchange Offer is not a sale or transfer of those shares until they are accepted for exchange upon completion of this Exchange Offer.

Q:	Will all shares of Fortive common stock that I tender be accepted in this Exchange Offer?

A:	Not necessarily. Depending on the number of shares of Fortive common stock validly tendered in this Exchange Offer and not properly withdrawn, the calculated per-share value of Fortive common stock and the per-share value of Newco common stock determined as described above, Fortive may have to limit the number of shares of Fortive common stock that it accepts in this Exchange Offer through a proration process. Any proration of the number of shares accepted in this Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Fortive Common Stock.”

An exception to proration can apply to stockholders (other than participants in the Fortive Stock Fund through either of the Fortive Savings Plans) who beneficially own “odd-lots,” that is, fewer than 100 shares of Fortive common stock. Such beneficial holders of Fortive common stock who validly tender all of their shares will not be subject to proration.

In all other cases, proration for each tendering stockholder will be based on (i) the proportion that the total number of shares of Fortive common stock to be accepted bears to the total number of shares of Fortive common stock validly tendered and not properly withdrawn and (ii) the number of shares of Fortive common stock validly tendered and not properly withdrawn by that stockholder (and not on that stockholder’s aggregate ownership of shares of Fortive common stock). Any shares of Fortive common stock not accepted for exchange as a result of proration will be returned to tendering stockholders promptly after the final proration factor is determined.

Q:	Will I be able to sell my shares of Newco common stock after this Exchange Offer is completed?

A:	No. There currently is no trading market for Newco common stock and no such trading market will be established in the future. The Exchange Offer agent will hold all issued and outstanding shares of Newco common stock in trust until the shares of Newco common stock are converted into the right to receive shares of Altra common stock in the Merger. Participants in this Exchange Offer will not receive such shares of Newco common stock, but will receive the shares of Altra common stock issuable in the Merger, which can be sold in accordance with applicable securities laws. See “The Exchange Offer—Distribution of Newco Common Stock Remaining After this Exchange Offer.”

Q:	How many shares of Fortive common stock will Fortive accept if this Exchange Offer is completed?

A:

The number of shares of Fortive common stock that will be accepted if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of Newco common stock offered and the number of shares of Fortive common stock tendered. Assuming this Exchange Offer is fully subscribed, the largest possible number of shares of Fortive common stock that will be accepted would equal 35 million divided by the final exchange ratio. For example, assuming that the final exchange ratio is              (the

current indicative exchange ratio based on the daily VWAPs of Fortive common stock and Altra common stock on , 2018, , 2018, and , 2018), then Fortive would accept up to a total of approximately shares of Fortive common stock.

Q:	Are there any conditions to Fortive’s obligation to complete this Exchange Offer?

A:	Yes. This Exchange Offer is subject to various conditions listed under “The Exchange Offer—Conditions to Consummation of this Exchange Offer.” If any of these conditions are not satisfied or waived prior to the expiration of this Exchange Offer, Fortive will not be required to accept shares for exchange and may extend or terminate this Exchange Offer.

Fortive may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. For a description of the material conditions precedent to this Exchange Offer, including satisfaction or waiver of the conditions to the Transactions, the receipt of Altra stockholder approval of the issuance of shares of Altra common stock in connection with the Merger, and other conditions, see “The Exchange Offer—Conditions to Consummation of this Exchange Offer.” Newco has no right to waive any of the conditions to this Exchange Offer. Altra has no right to waive any of the conditions to this Exchange Offer (other than certain conditions relating to the other transactions).

Q:	When does this Exchange Offer expire?

A:	The period during which you are permitted to tender your shares of Fortive common stock in this Exchange Offer will expire at 8:00 a.m., New York City time, on , 2018, unless Fortive extends this Exchange Offer. See “The Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment.”

Q:	Can this Exchange Offer be extended and under what circumstances?

A:	Yes. Subject to its compliance with the Merger Agreement, Fortive can extend this Exchange Offer, in its sole discretion, at any time and from time to time. For instance, this Exchange Offer may be extended if any of the conditions to consummation of this Exchange Offer listed under “The Exchange Offer—Conditions to Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer. In case of an extension of this Exchange Offer, Fortive will publicly announce the extension by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. In addition, if the upper limit on the number of shares that can be received for each share of Fortive common stock tendered is in effect, then the exchange ratio will be fixed at the upper limit.

Q:	How do I participate in this Exchange Offer?

A:	The procedures you must follow to participate in this Exchange Offer will depend on whether you hold your shares of Fortive common stock in certificated form, through a bank or trust company or broker, as a participant in the Fortive Stock Fund through either of the Fortive Savings Plans, or if your shares of Fortive common stock are held in book-entry via the Direct Registration System (“DRS”). For specific instructions about how to participate, see “The Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering.”

Q:	What if I participate in the Fortive Stock Fund through either of the Fortive Savings Plans?

A:

If you participate in the Fortive Stock Fund through either of the Fortive Savings Plans, you can elect to either keep your shares of Fortive common stock or exchange some or all of your shares of Fortive common stock for shares of Newco common stock in this Exchange Offer. You will receive instructions from Fidelity

Management Trust Company, the trustee of the Fortive Savings Plans (“Fidelity”), via letter or email informing you how to make an election and the deadline for making an election. If you do not make an active election prior to the applicable deadline, none of the shares of Fortive common stock attributable to your account under the Fortive Savings Plans will be exchanged for shares of Newco common stock.

For specific instructions about how to tender the shares of Fortive common stock attributable to your account, see “The Exchange Offer—Terms of This Exchange Offer—Procedures for Tendering.”

If you do not elect to exchange some or all of the shares of Fortive common stock attributable to your account for shares of Newco common stock, you may still receive shares of Newco common stock in the spin-off (in the event this Exchange Offer is not fully subscribed) in respect of the shares of Fortive common stock attributable to your account. Upon the closing of the Merger, any shares of Newco common stock attributable to your account will be converted into shares of Altra common stock.

After the closing of the Merger, the plan fiduciary responsible for evaluating the propriety of investment options under the applicable Fortive Savings Plan may conclude that the applicable Fortive Savings Plan will no longer maintain an Altra stock fund, in which case you may be required to sell the shares of Altra common stock attributable to your account and reallocate the sale proceeds to one or more of the other investment options within the applicable Fortive Savings Plan.

Q:	How do I tender my shares of Fortive common stock after the final exchange ratio has been determined?

A:	If you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described in the section entitled “The Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.” If you hold shares of Fortive common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

If your shares of Fortive common stock are held through an institution and you wish to tender your Fortive common stock after The Depository Trust Company has closed, the institution must deliver a notice of guaranteed delivery to the Exchange Offer agent prior to the expiration of this Exchange Offer at 8:00 a.m., New York City time, on the expiration date of this Exchange Offer.

Q:	Can I tender only a portion of my shares of Fortive common stock in this Exchange Offer?

A:	Yes. You may tender all, some or none of your shares of Fortive common stock.

Q:	What do I do if I want to retain all of my shares of Fortive common stock?

A:	If you want to retain all of your shares of Fortive common stock, you do not need to take any action. However, after the consummation of the Transactions, the A&S Business will no longer be owned by Fortive, and as a holder of Fortive common stock you will no longer hold shares in a company that owns the A&S Business (unless this Exchange Offer is consummated but is not fully subscribed and the remaining shares of Newco common stock are distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer).

Q:	Can I change my mind after I tender my shares of Fortive common stock and before this Exchange Offer expires?

A:	Yes. You may withdraw your tendered shares at any time before this Exchange Offer expires. See “The Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights.” If you change your mind again, you can re-tender your shares of Fortive common stock by following the tender procedures again prior to the expiration of this Exchange Offer.

Q:	Will I be able to withdraw the shares of Fortive common stock I tender after the final exchange ratio has been determined?

A:	Yes. The final exchange ratio used to determine the number of shares of Newco common stock that you will receive for each share of Fortive common stock accepted in this Exchange Offer will be announced no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date of this Exchange Offer. You have the right to withdraw shares of Fortive common stock you have tendered at any time before 8:00 a.m., New York City time, on the expiration date. See “The Exchange Offer—Terms of this Exchange Offer.”

If the upper limit on the number of shares of Newco common stock that can be received for each share of Fortive common stock tendered is in effect, then the exchange ratio will be fixed at the upper limit.

Q:	How do I withdraw my tendered Fortive common stock after the final exchange ratio has been determined?

A:	If you are a registered holder of Fortive common stock (which includes persons holding certificated shares and book-entry shares held through DRS) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or an e-mail transmission notice of withdrawal to the Exchange Offer agent prior to 8:00 a.m., New York City time, on the expiration date. The information that must be included in that notice is specified under “The Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or e-mail notice of withdrawal to the Exchange Offer agent on your behalf before 8:00 a.m., New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the Exchange Offer agent.

If your shares of Fortive common stock are held through an institution and you wish to withdraw shares of Fortive common stock after The Depository Trust Company has closed, the institution must deliver a written notice of withdrawal to the Exchange Offer agent prior to 8:00 a.m., New York City time, on the expiration date, in the form of The Depository Trust Company notice of withdrawal and you must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company procedures. See “The Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights—Withdrawing Your Shares After the Close of Business on the Expiration Date.”

Q:	Are there any material differences between the rights of holders of Fortive common stock and Altra common stock?

A:	Yes. While each of Fortive and Altra is a Delaware corporation, each is subject to different organizational documents. Holders of Fortive common stock, whose rights are currently governed by Fortive’s organizational documents, will, with respect to the shares validly tendered and exchanged immediately following this Exchange Offer, become stockholders of Altra and their rights will be governed by Altra’s organizational documents. For a discussion of the material differences between the rights of holders of Fortive common stock and Altra common stock, see the section entitled “Comparison of Rights of Holders of Fortive Common Stock and Altra Common Stock.” For a more complete description of the characteristics of the combined company’s business, see “Information on Altra—Altra’s Business After the Transactions” beginning on page 99.

Q:	Are there any appraisal rights for holders of shares of Fortive common stock?

A:	There are no appraisal rights available to holders of shares of Fortive common stock in connection with this Exchange Offer.

Q:	What will Fortive do with the shares of Fortive common stock that are tendered, and what is the impact of this Exchange Offer on Fortive’s share count?

A:	The shares of Fortive common stock that are tendered in this Exchange Offer will be held as treasury stock by Fortive unless and until retired or used for other purposes. Any shares of Fortive common stock acquired by Fortive in this Exchange Offer will reduce the total number of shares of Fortive common stock outstanding, although Fortive’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

Q:	What will happen to any remaining shares of Newco common stock owned by Fortive in the clean-up spin-off following the consummation of this Exchange Offer?

A:	In the event that this Exchange Offer is not fully subscribed, any remaining shares of Newco common stock owned by Fortive that are not exchanged in this Exchange Offer will be distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding following the consummation of this Exchange Offer. Upon the consummation of this Exchange Offer prior to the effective time of the Merger, Fortive will deliver to the Exchange Offer agent, and the Exchange Offer agent will hold, for the account of the relevant Fortive stockholders, a book-entry authorization representing all of the outstanding shares of Newco common stock, pending the consummation of the Merger. Prior to or at the effective time of the Merger, Altra will deposit with the merger exchange agent evidence in book-entry form representing the shares of Altra common stock issuable in the Merger. Such shares of Altra common stock will be delivered promptly following the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer agent and the merger exchange agent. See “The Exchange Offer—Terms of this Exchange Offer—Exchange of Shares of Fortive Common Stock.” If this Exchange Offer is terminated by Fortive on or prior to the expiration date of this Exchange Offer without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, Fortive intends to distribute all shares of Newco common stock owned by Fortive on a pro rata basis to holders of Fortive common stock, with a record date to be announced by Fortive. Such distributed shares of Newco common stock will convert to Altra common stock in the Merger.

Q:	If I tender some or all of my shares of Fortive common stock in this Exchange Offer, will I receive any shares of Newco common stock in the spin-off?

A:	Fortive stockholders who validly tender (and do not properly withdraw) shares of Fortive common stock for shares of Newco common stock and whose shares are accepted in this Exchange Offer will waive their rights but solely with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the spin-off (in the event this Exchange Offer is not fully subscribed). However, in the event any tendered shares are not accepted in this Exchange Offer for any reason, or you do not tender all of your shares of Fortive common stock, such shares will be entitled to receive shares of Newco common stock in the spin-off.

Questions and Answers about this Prospectus, the Transactions and Related Steps

Q:	What are the Transactions described in this prospectus?

A:

On March 7, 2018, Altra and Fortive agreed to enter into the Transactions to effect the transfer of the A&S Business to Altra. These Transactions provide for (i) the Separation and the Distribution of a portion of the

A&S Business and the subsequent merger of Merger Sub with and into Newco, with Newco surviving as a wholly-owned subsidiary of Altra and (ii) the Direct Sales pursuant to which Altra will acquire the remaining portion of the A&S Business. In order to effect the Separation, the Distribution, the Direct Sales and the Merger, Fortive, Newco, Altra and Merger Sub entered into the Merger Agreement and Fortive, Newco and Altra entered into the Separation Agreement. In addition, Fortive, Newco, Altra and certain of their respective affiliates have entered into, or will enter into, the Ancillary Agreements in connection with the Transactions. These agreements, which are described in greater detail in “Other Agreements,” govern the relationship among Fortive, Newco, Altra and their respective affiliates after the Separation, the Distribution, the Direct Sales and the Merger.

On the closing date of the Merger, Fortive will distribute its shares of Newco common stock to its participating stockholders in this Exchange Offer. If this Exchange Offer is consummated but is not fully subscribed, Fortive will distribute the remaining shares of Newco common stock on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer. Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock in this Exchange Offer will waive, with respect to such shares, their rights to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event this Exchange Offer is not fully subscribed. If there is a pro rata distribution, the Exchange Offer agent will calculate the exact number of shares of Newco common stock not exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Altra common stock into which the remaining shares of Newco common stock will be converted in the Merger will be transferred to Fortive stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter.

After the Merger and the Direct Sales, Altra will own and operate the A&S Business through Newco and the Direct Sales Purchasers and will also continue Altra’s current business. All shares of Altra common stock, including those issued in the Merger, will be listed on Nasdaq under Altra’s current trading symbol “AIMC.”

Q:	What are the steps for the Transactions described above?

A:	Below is a step-by-step list illustrating the material events relating to the Separation, the Distribution, the Direct Sales and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus.

Step #1—Internal Restructuring; the Separation. Prior to the Distribution and the Merger, Fortive will convey to Newco or one or more subsidiaries of Fortive certain assets and liabilities constituting a portion of the A&S Business (excluding any Direct Sales Assets or Direct Sales Entities, which will be transferred in the Direct Sales described below), and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate a portion of the A&S Business. Immediately thereafter, Fortive will contribute all the equity interests in each such subsidiary of Fortive holding assets and liabilities constituting a portion of the A&S Business to Newco.

Step #2—Issuance of Newco common stock. Immediately prior to the Distribution, Newco will issue to Fortive shares of Newco common stock. Following this issuance, Fortive will own 35 million shares of Newco common stock, which will constitute all of the issued and outstanding stock of Newco.

Step #3—Issuance of Newco Securities. Prior to the effective time of the Merger, and as a condition to the Distribution, Newco will make distributions to Fortive of the Cash Dividend and Newco Securities. Fortive expects to exchange the Newco Securities with the Debt Exchange Parties for certain outstanding debt obligations of Fortive, which may include debt securities, loans, commercial paper, or a combination thereof, held by the Debt Exchange Parties. Following the Debt Exchange, the Debt Exchange Parties, or their affiliates, are expected to sell the Newco Securities to third-party investors. If Fortive determines that the Debt Exchange is not reasonably likely to be consummated at or prior to the “End Date” (as such term is described in “The Merger Agreement—Termination”) in an amount equal to the Above-Basis Amount at the time of the Distribution, then Fortive may elect to (i) require Newco to issue to Fortive the Newco Securities even though the Debt Exchange will not occur at the time of the Distribution, (ii) require Newco to incur indebtedness in an amount up to the Above-Basis Amount, whether in the form of debt securities, loans or a combination thereof, and distribute to Fortive an amount in cash equal to the net proceeds thereof, or (iii) terminate the Merger Agreement as described under “The Merger Agreement—Termination” and pay the termination fee as described under “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.” Any debt securities issued by Newco to fund the Cash Dividend or issued in lieu of all or any portion of the Newco Securities may be fungible with the Newco Securities that are distributed to Fortive.

Step #4—The Distribution; Exchange Offer or Spin-Off. On the closing date of the Merger, Fortive will distribute 100% of the shares of Newco common stock to Fortive stockholders through either a spin-off or a split-off. In a spin-off, all Fortive stockholders would receive a pro rata number of shares of Newco common stock. In a split-off, Fortive would offer its stockholders the option to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock in an exchange offer. If this Exchange Offer is undertaken and consummated, but this Exchange Offer is not fully subscribed because fewer than all shares of Newco common stock owned by Fortive are exchanged, the remaining shares of Newco common stock owned by Fortive would be distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer. See “The Separation Agreement—The Distribution.”

The Exchange Offer agent will hold, for the account of the relevant Fortive stockholders, the book-entry authorizations representing all of the outstanding shares of Newco common stock, pending the consummation of the Merger. Shares of Newco common stock will not be able to be traded during this period.

As previously noted, this disclosure has been prepared under the assumption that the shares of Newco will be distributed to Fortive stockholders pursuant to a split-off. Based on market conditions prior to closing, including, but not limited to, the relative valuation and market price of shares of common stock of Fortive and Altra, the implied valuation of the A&S Business, the likelihood of demand from stockholders of Fortive for shares of common stock of Altra to be issued in the Transactions, and the assessment by Fortive and its financial advisors on the likelihood of sufficient tenders of shares of common stock of Fortive in a split-off, Fortive will determine whether the Newco shares will be distributed to Fortive’s stockholders in a spin-off or a split-off and, once a final decision is made, this disclosure will be amended to reflect that decision, if necessary.

Step #5—The Direct Sales. In order for Altra to acquire the remaining portion of the A&S Business, prior to the effective time of the Merger, (i) the Direct Sales Sellers will sell to the Direct Sales Purchasers the Direct Sales Assets and the Direct Sales Entities and (ii) the Direct Sales Purchasers will assume the A&S Liabilities of or attributable to the Direct Sales Sellers, in exchange for the Direct Sales Purchase Price.

Step #6—The Merger. In the Merger, Merger Sub will be merged with and into Newco, with Newco surviving as a wholly-owned subsidiary of Altra. In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger.

Immediately after the consummation of the Merger, approximately 54% of the outstanding shares of Altra common stock are expected to be held by pre-Merger holders of shares of Newco common stock and approximately 46% of the outstanding shares of Altra common stock are expected to be held by pre-Merger Altra stockholders.

Q:	What are Fortive’s reasons for pursuing the Transactions described in this prospectus?

A:	In reaching its decision to approve the Merger Agreement, the Separation Agreement and the Transactions, Fortive’s board of directors considered a wide variety of factors, including the significant factors listed below, as generally supporting its decision:

•	the complementary nature of the product and service offerings of the A&S Business and those of Altra, the combination of which is expected to enhance the offerings of both companies to customers and solidify the position of the combined company as a premier power transmission and motion control provider;

•	the value creation expected to result from combining the A&S Business with Altra, and the ability of pre-Merger holders of Newco common stock and Newco Employees to participate in the future upside of the combined company as a result of holding approximately 54% of Altra’s common stock on a fully-diluted basis after giving effect to the Transactions;

•	the expectation that the Separation, the Distribution, the Direct Sales and the Merger generally would result in a tax-efficient disposition of the A&S Business for Fortive and Fortive’s stockholders;

•	Fortive’s enhanced resources to pursue acquisition opportunities of businesses aligned with Fortive’s portfolio strategies resulting from receipt of approximately $1.4 billion in proceeds and retirement of outstanding debt from the Cash Dividend, the Debt Exchange and the Direct Sales;

•	the reports of Fortive’s senior management regarding their due diligence review of Altra’s business; and

•	the review by the Fortive board of directors of the structure and terms of the Merger Agreement, the Separation Agreement and the Transactions, as well as the likelihood of consummation of the Transactions and the board’s evaluation of the likely time period necessary to close the Transactions.

In the course of its deliberations, the Fortive board of directors also considered a variety of risks and other potentially negative factors as set forth in the section entitled “Fortive’s Reasons for the Transactions.”

Q:	What are Altra’s reasons for pursuing the Transactions described in this prospectus?

A:	In reaching its decision to approve the Transaction Documents and the Transactions and recommend that Altra stockholders approve the Share Issuance and the Charter Amendment, the Altra board of directors considered a wide variety of factors, including the significant factors listed below, as generally supporting its decision:

•	the increased size, economies of scale, geographic presence and total capabilities of Altra after the Transactions, which are expected to enable Altra to improve its cost structure and increase profitability;

•	the complementary asset portfolios and strengths of Altra and the A&S Business and the expectation that the combination with the A&S Business would diversify Altra’s mix of product offerings, including the A&S Business’s electric, electronic and software content in precision motion control, such as engineered servo-motors, direct drive and linear automation;

•	the expectation that Altra would maintain broad market presence, with an enhanced position in medical, advanced material handling and robotics end-markets and reduced relative exposure to more cyclical end-markets, such as mining, renewable energy and oil and gas;

•	the expectation that Altra would achieve approximately $46 million of estimated annual cost synergies anticipated to be realized within four years from the consummation of the Transactions as a result of anticipated enhanced strategic flexibility and scale and application of the A&S Business’s supply chain expertise and Altra’s Operational Excellence Program, and the expectation that if Altra and the A&S Business are able to expand existing products into additional geographies and markets, potential revenue synergies resulting in approximately $6 million of additional annual operating income may be achievable within four years following the consummation of the Transactions;

•	the expectation that the A&S Business employees’ experience with and knowledge of the established Fortive Business System tools will drive improvement in manufacturing, leadership and growth, and enhance Altra’s ability to achieve its strategic objectives with respect to its existing business and the businesses of the combined company;

•	the expectation that the cash flow from the combined businesses after the Transactions would be strong enough to allow Altra to maintain its current annual dividend and to repay indebtedness incurred to finance the Transactions;

•	the oral opinion of Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered to the Altra board of directors on March 6, 2018, subsequently confirmed in writing by delivery of a written opinion dated March 7, 2018, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth in such written fairness opinion, the “Consideration” (as such term is defined below in “Opinion of Goldman Sachs & Co. LLC”) to be paid by Altra pursuant to the Merger Agreement was fair from a financial point of view to Altra, as more fully described below in “Opinion of Goldman Sachs & Co. LLC;” and

•	the oral opinion of KeyBanc Capital Markets Inc. (“KBCM”) rendered to the Altra board of directors on March 6, 2018, subsequently confirmed in writing by delivery of a written opinion dated March 6, 2018, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth in such written fairness opinion, the “Consideration” (as such term is defined below in “Opinion of KeyBanc Capital Markets Inc.”) to be paid by Altra pursuant to the Merger Agreement was fair from a financial point of view to Altra, as more fully described below in “Opinion of KeyBanc Capital Markets Inc.”

In the course of its deliberations, the Altra board of directors also considered a variety of risks and other potentially negative factors as set forth in the section entitled “Altra’s Reasons for the Transactions.”

Q:	Why will the ownership of Altra following the Transactions between Fortive equityholders and existing Altra equityholders be approximately 54% and 46% on a fully-diluted basis, respectively?

A:	It is expected that upon completion of the Transactions, pre-Merger holders of shares of Newco common stock and Newco Employees will hold approximately 54% of Altra’s common stock on a fully-diluted basis and Altra’s existing equityholders will hold approximately 46% of Altra’s common stock on a fully-diluted basis. The ownership of Altra following the Merger was the result of a negotiated value exchange between Fortive and Altra, which was based upon each party’s valuations, prior to the Merger, of Altra and the A&S Business. The proposed Transactions are structured as a Reverse Morris Trust acquisition, which is intended to allow a parent company (here, Fortive) to distribute a subsidiary or a business (here, Newco) in a tax-efficient manner. The first step of such a transaction is the distribution through a dividend (a “spin-off”), exchange offer (a “split-off”) or a combination of a spin-off and split-off of the subsidiary stock to or with the parent company stockholders that is intended to qualify under Section 355 of the Code. The distributed subsidiary then merges with the acquiring third party (here, Merger Sub) in a reorganization that is intended to qualify under Section 368 of the Code. Such a transaction can qualify as tax-free for U.S. federal income tax purposes for the parent company, its stockholders and the acquiring third party’s stockholders if the transaction structure meets all applicable requirements, including that the parent company stockholders own more than 50% of the stock of the combined entity immediately after the merger. Therefore, in order to meet all applicable requirements of the Code, Fortive stockholders must own more than 50% of the Altra common stock outstanding immediately following the Merger.

Q:	What will Fortive stockholders receive in the Transactions?

A:

In this Exchange Offer, Fortive will offer to Fortive stockholders the right to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock. In the event this Exchange Offer is not fully subscribed, Fortive will distribute in the spin-off the remaining shares of Newco common stock owned by Fortive on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer. In the Merger, the shares of Newco common stock will be converted into the right to receive shares of Altra common stock. Thus, each Fortive stockholder will ultimately receive shares of Altra common stock in the Distribution and the Merger. Fortive stockholders will not be required to pay for the shares of Newco common stock distributed in the spin-off or the shares of Altra common stock issued in the Merger. Fortive stockholders will receive cash from the Exchange Offer agent in lieu of any fractional shares of Altra common stock to which such stockholders would otherwise be entitled. All shares of Altra common stock issued in the Merger will be issued in book entry form.

Calculated based on the closing price on Nasdaq of Altra common stock as of July 17, 2018, the shares of Altra common stock that Altra expects to issue to Fortive stockholders as a result of the Transactions would have had a market value of approximately $1.5 billion in the aggregate (the actual value will not be known until the closing date of the Merger). For more information, see “The Transactions—The Separation and the Distribution” beginning on page 148, “The Transactions—The Merger” beginning on page 149 and “The Transactions—Calculation of the Merger Consideration” beginning on page 149.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. Consummation of the Transactions is subject to a number of conditions, including:

•	the approval by Altra’s stockholders of the Share Issuance;

•	the registration statements on Forms S-4 and S-1 of which this prospectus is a part have become effective under the Securities Act;

•	the receipt by Fortive of an IRS ruling addressing the tax consequences of certain aspects of the Debt Exchange (unless Fortive has not obtained such IRS ruling by December 31, 2018, or takes certain actions relating to the financing transactions, in which case the condition will be deemed waived);

•	the receipt by Fortive and Newco of the Distribution Tax Opinion and a Merger Tax Opinion from Fortive’s tax counsel, dated as of the closing date of the Merger;

•	the receipt by Altra and Merger Sub of a Merger Tax Opinion from Altra’s tax counsel, dated as of the closing date of the Merger;

•	the completion of the various transaction steps contemplated by the Merger Agreement and the Separation Agreement, including the Separation and the Distribution;

•	the expiration or termination of any waiting period applicable to the Merger under applicable antitrust or competition laws in the United States and receipt of additional antitrust approvals in applicable jurisdictions (which waiting period has expired and approvals have been received);

•	the Debt Exchange shall have been consummated and Fortive shall have received the Cash Dividend immediately before the Distribution; and

•	other customary conditions.

For a description of the material conditions precedent to the Transactions, see “The Merger Agreement—Conditions to the Merger.”

Q:	What will Altra stockholders receive in the Merger?

A:

Altra stockholders will not directly receive any consideration in the Merger. All shares of Altra common stock issued and outstanding immediately before the Merger will remain issued and outstanding after the consummation of the Merger. Immediately after the Merger, Altra stockholders will continue to own shares in Altra, which will include the A&S Business, including Newco, as a wholly-owned subsidiary of Altra, and Altra will be responsible for repaying the approximately $1.7 billion of debt that will be incurred or refinanced in connection with the Transactions. After the consummation of the Merger, the debt obligations incurred by Newco are expected to be guaranteed by Altra and its wholly-owned domestic subsidiaries, and the debt obligations incurred by Altra in connection with the Transactions are expected to be guaranteed by Newco and its wholly-owned domestic subsidiaries.

Q:	What is the estimated total value of the consideration to be paid by Altra in the Transactions?

A:	Altra expects to issue approximately 35 million shares of Altra common stock in the Merger. Based upon the reported closing sale price of $ per share for Altra common stock on Nasdaq on , 2018, the total value of the shares to be issued by Altra and the cash and debt instruments expected to be received by Fortive in the Transactions would have been approximately $ billion. The actual value of the Altra common stock to be issued in the Merger will depend on the market price of shares of Altra common stock at the time of determination.

Q:	Are there possible adverse effects on the value of Altra common stock to be received by Fortive stockholders who participate in this Exchange Offer?

A:	Fortive stockholders that participate in this Exchange Offer will be exchanging their shares of Fortive common stock for shares of Newco common stock at a discount to the per-share value of Altra common stock, subject to the upper limit. The existence of a discount, along with the Share Issuance, may negatively affect the market price of Altra common stock. Altra also expects to incur significant one-time costs in connection with the Transactions, including advisory, legal, accounting and other professional fees related to the Transactions, transition and integration expenses, such as consulting professionals’ fees, information technology implementation costs, financing fees and relocation costs, that Altra management believes are necessary to realize anticipated annualized cost synergies. The incurrence of these costs may have an adverse impact on Altra’s liquidity or operating results in the periods in which they are incurred. Finally, Altra will be required to devote a significant amount of time and attention to the process of integrating the operations of Altra and the A&S Business. If Altra is not able to effectively manage the process, Altra’s business could suffer and its stock price may decline. In addition, the market price of Altra common stock could decline as a result of sales of a large number of shares of Altra common stock in the market after the consummation of the Transactions or even the perception that these sales could occur. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Q:	How will the Transactions impact the future liquidity and capital resources of Altra?

A:	The approximately $1.7 billion of indebtedness expected to be incurred under the Altra Term Loan B Facility, the Notes, the Newco Securities and the Bridge Facility, if any, which are each described in “Debt Financing,” will be the debt obligations of Newco and Altra. After the consummation of the Merger, the debt obligations of Newco are expected to be guaranteed by Altra and its wholly-owned domestic subsidiaries, and the debt obligations of Altra incurred to finance the Transactions are expected to be guaranteed by Newco and its wholly-owned domestic subsidiaries. Altra anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under the Altra Revolving Credit Facility described in more detail in “Debt Financing.” Altra expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding Altra debt and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the Transactions. Altra expects that it will be able to comply with the financial and other covenants under the credit agreement governing the Altra Term Loan B Facility and the Altra Revolving Credit Facility, the indentures or other instruments governing the Newco Securities and the Notes and the credit agreement governing the Bridge Facility, if any.

Altra believes that the combination of Altra and the A&S Business will result in anticipated annualized cost synergies of approximately $46 million within four years following the consummation of the Transactions as a result of anticipated enhanced strategic flexibility and scale and through the application of the A&S Business’s supply chain expertise and Altra’s Operational Excellence Program. If Altra and the A&S Business are able to expand existing products into additional geographies and markets, potential revenue synergies resulting in approximately $6 million of additional annual operating income may be achievable within four years following the consummation of the Transactions. Altra expects to incur significant, one-time costs in connection with the Transactions, including approximately $85 to $95 million in transaction-related costs (of which $45 to $50 million will be capitalized) and approximately $24 million in non-recurring implementation costs during the first four years following the consummation of the Transactions that Altra management believes are necessary to realize the anticipated synergies from the Transactions. See “Information on Altra—Altra’s Liquidity and Capital Resources After the Transactions.” The incurrence of these costs may have an adverse impact on Altra’s liquidity, cash flows and operating results in the periods in which they are incurred.

Q:	How do the Transactions impact Altra’s dividend policy?

A:	Declarations of dividends on Altra’s common stock are made at the discretion of Altra’s board of directors upon the board’s determination that the declaration of dividends are in the best interest of Altra’s stockholders. Altra has consistently paid regular dividends, which have increased by more than 300% since being introduced during the quarter ended March 31, 2012. In April 2018, Altra’s board of directors declared a quarterly dividend of $0.17 per share, consistent with its dividend declarations in the prior four quarters. Pursuant to the Merger Agreement, Altra has agreed that prior to the consummation of the Transactions, Altra’s board of directors will not declare or pay any dividends or other distributions other than the declaration and payment of regular quarterly cash dividends of an amount not to exceed $0.17 per share.

Q:	What will Fortive receive in the Transactions?

A:	Immediately prior to the Distribution, Fortive will receive the Cash Dividend and the Newco Securities to be used in the Debt Exchange (or cash if Fortive elects to receive a cash dividend from Newco in lieu of the Newco Securities). The Newco Securities are expected to be issued by Newco directly to Fortive prior to the Distribution. The Newco Securities will be the debt obligations of Newco and, following the consummation of the Merger, are expected to be guaranteed by Altra and its wholly-owned domestic subsidiaries. In connection with the Direct Sales, Fortive will receive the Direct Sales Purchase Price. As a result, Fortive expects to receive in aggregate an amount equal to approximately $1.4 billion in the Transactions, consisting of approximately (x) $400 million from the Cash Dividend and the Debt Exchange in connection with the Separation, the Newco Contribution and the Distribution, subject to adjustments, and (y) the Direct Sales Purchase Price.

Q:	Will the Separation, the Distribution or the Merger affect the Fortive equity awards held by employees of the A&S Business who become employees of Newco?

A:

Yes. Certain employees of the A&S Business who will become employees of Newco hold Fortive Options or Fortive RSUs. The specific treatment of these awards depends on whether they are vested as of the effective time of the Merger. Each Fortive Option that is held by an employee of the A&S Business who becomes an employee of Newco and is vested and exercisable immediately before the effective time of the Merger will remain outstanding for 90 days following the closing date of the Merger. If any in-the-money vested Fortive Options remain unexercised as of the end of such 90 day period, such vested options will be automatically exercised on a net basis prior to expiration. Each Fortive RSU that is held by an employee of the A&S Business who becomes an employee of Newco and is vested but not settled as of immediately before the effective time of the Merger will be settled in accordance with its terms in shares of Fortive common stock on or as soon as practicable following the closing date of the Merger. Each of these Fortive Options and Fortive RSUs may be equitably adjusted in accordance with the terms and conditions of the

Fortive Equity Plan and the applicable award agreement. Fortive does not believe that any adjustments will be made in the event that this Exchange Offer is fully subscribed.

For a more complete description of the treatment of equity awards held by Fortive employees who become employees of Newco, including the treatment of Fortive Equity Awards that are unvested as of the effective time of the Merger, see “Other Agreements—Employee Matters Agreement—Treatment of Fortive Equity Incentive Awards” beginning on page 238.

Q:	Will the Separation, the Distribution or the Merger affect the Fortive equity-based awards held by current and former employees of Fortive who do not become employees of Newco?

A:	Certain current and former employees of Fortive who will not become employees of Newco hold equity-based awards relating to shares of Fortive common stock. The number and the exercise price of Fortive Options held by these current and former employees may be adjusted if determined by the Fortive board of directors to be necessary so that there is no change by reason of the proposed Transactions to the intrinsic value of the options (the excess of the fair market value of the underlying shares of Fortive common stock over the option’s aggregate exercise price) or the ratio of the option’s aggregate exercise price to the fair market value of the underlying shares of Fortive common stock, and the number of other Fortive equity-based awards held by these current and former employees may be similarly adjusted to the extent necessary so that there is no change by reason of the proposed Transactions to the aggregate fair market value of the Fortive equity-based awards. However, Fortive does not believe that any such adjustments will be made in the event this Exchange Offer is fully subscribed. In addition, any performance based vesting conditions applicable to the Fortive equity-based awards may be adjusted if determined by the Fortive board of directors to be necessary to reflect the proposed Transactions.

Q:	What are the material U.S. federal income tax consequences to Fortive stockholders resulting from the Distribution and the Merger?

A:	The completion of the Newco Contribution, the Distribution and the Merger is conditioned upon the receipt by Fortive of an opinion of its tax counsel, to the effect that (among other things), for U.S. federal income tax purposes, the Newco Contribution, taken together with the Distribution, will qualify as a reorganization under Sections 368(a), 361 and 355 of the Code (the “Distribution Tax Opinion”). Provided that the Newco Contribution and the Distribution so qualify, Fortive’s stockholders will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes.

In addition, the completion of the Newco Contribution, the Distribution and the Merger is conditioned upon the receipt by Fortive and Altra of opinions of counsel to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code (the “Merger Tax Opinions”). Provided that the Merger so qualifies, Fortive and its stockholders will not recognize any taxable income, gain or loss as a result of the Merger for U.S. federal income tax purposes (except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Altra common stock). See “U.S. Federal Income Tax Consequences of the Transactions” for more information regarding the potential tax consequences of the Transactions.

Q:	What are the material U.S. federal income tax consequences to Altra and Altra’s stockholders resulting from the Transactions?

A:	Altra will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. Because Altra stockholders will not participate in the Distribution or the Merger, Altra stockholders will generally not recognize gain or loss upon either the Distribution (including this Exchange Offer) or the Merger. Altra stockholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and the Merger.

Q:	Are there risks associated with the Transactions?

A:	Yes. The material risks and uncertainties associated with the Transactions are discussed in the section entitled “Risk Factors” beginning on page 54 and the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 79. Those risks include, among others, the possibility that the Transactions may not be completed, the possibility that Altra may fail to realize the anticipated benefits of the Merger, the uncertainty that Altra will be able to integrate the A&S Business successfully, the possibility that Altra may be unable to provide benefits and services or access to equivalent financial strength and resources to the A&S Business that historically have been provided by Fortive, and the substantial dilution to the ownership interest of current Altra stockholders following the consummation of the Merger.

Q:	Who will serve on the Altra board of directors following completion of the Merger?

A:	Those directors of Altra serving on its board of directors immediately before the effective time of the Merger are expected to continue to serve as directors of Altra immediately following the closing of the Merger. In addition, as of immediately following the effective time of the Merger, Altra will increase the size of its board of directors by one member, and one individual selected by Fortive (which individual is currently anticipated to be Patrick K. Murphy, Fortive’s Senior Vice President) will be appointed to fill the vacancy and will, subject to the fiduciary duties of Altra’s board of directors, be nominated for re-election at the expiration of such director’s initial term. However, if Fortive’s designated director: (i) is unwilling or unable to serve at the effective time of the Merger, (ii) is unwilling or unable to serve when such new term starts or (iii) is not nominated to serve such new term, then Fortive will designate a replacement, acceptable to Altra in its sole discretion, for such director before the effective time of the Merger or the start of such new term, as applicable.

Q:	Will Altra’s current senior management team manage the business of Altra after the Transactions?

A:	Yes. It is expected that Altra’s current management team will remain intact for the combined business, but may be expanded to include new management team members from the A&S Business. The executive officers of Altra immediately prior to the closing of the Merger are expected to remain executive officers of Altra immediately following the closing of the Merger.

Q:	What stockholder approvals are needed in connection with the Transactions?

A:	Altra cannot complete the Transactions unless the proposal relating to the Share Issuance is approved by the affirmative vote of a majority of the shares of Altra common stock represented and voting at the special meeting, either in person or by proxy (assuming a quorum is present). Altra has scheduled a special meeting of stockholders on , 2018 to approve the Share Issuance. No vote of Fortive stockholders is required or being sought in connection with the Transactions.

Q:	Where will the Altra shares issued in connection with the Merger be listed?

A:	Altra common stock is listed on Nasdaq under “AIMC.” After consummation of the Transactions, all shares of Altra common stock issued in the Merger, and all other outstanding shares of Altra common stock, will continue to be listed on Nasdaq.

Q:	What is the current relationship between Newco and Altra?

A:	Newco is currently a wholly-owned subsidiary of Fortive and was formed as a Delaware corporation on February 13, 2018 to effectuate the Separation, the Distribution and the Merger. Other than in connection with the Transactions, there is no relationship between Newco and Altra.

Q:	When will the Transactions be completed?

A:	Altra and Fortive are working to complete the Merger as quickly as possible after satisfaction of the closing conditions, including consummation of certain transactions contemplated by the Merger Agreement and the Separation Agreement (such as the Separation) and receipt of Altra stockholder approval for the Share Issuance. In addition, other important conditions to the closing of the Separation and the Merger exist, including, among other things, the completion of the Internal Restructuring necessary to separate Fortive’s A&S assets and liabilities from Fortive’s other business, and the receipt by Fortive of an IRS ruling addressing the tax consequences of certain aspects of the Debt Exchange (unless Fortive has not obtained such IRS ruling by December 31, 2018, or takes certain actions relating to the financing transactions, in which case the condition will be deemed waived), the Distribution Tax Opinion and the Merger Tax Opinions. Altra and Fortive anticipate that the transfer of certain assets and liabilities of the A&S Business will be completed after the closing date of the Merger due to regulatory and other delays in certain jurisdictions outside the United States. It is possible that factors outside Altra’s and Fortive’s control could require Fortive to complete the Separation and the Distribution and Altra and Fortive to complete the Merger at a later time or not complete them at all. For a discussion of the conditions to the Separation and the Merger, see “The Transactions—Regulatory Approvals” beginning on page 191, “The Merger Agreement—Conditions to the Merger” beginning on page 210, and “The Separation Agreement—Conditions to the Separation” beginning on page 223.

Q:	When is the termination date of the Merger Agreement?

A:	Subject to specified qualifications and exceptions, either Fortive or Altra may terminate the Merger Agreement at any time prior to the consummation of the Merger if the Merger has not been consummated by December 7, 2018 or, in certain circumstances at the election of Fortive or Altra, by February 12, 2019. See “The Merger Agreement—Termination.”

Q:	Does Altra have to pay anything to Fortive if the Share Issuance is not approved by the Altra stockholders or if the Merger Agreement is otherwise terminated?

A:	Depending on the reasons for termination of the Merger Agreement, Altra may have to pay Fortive a termination fee of $40 million or reimburse Fortive for its expenses in connection with the Transactions not to exceed $5 million. For a discussion of the circumstances under which the termination fee is payable by Altra or the requirement to reimburse expenses applies, see “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.”

Q:	Does Fortive have to pay anything to Altra if the Merger Agreement is terminated?

A:	Depending on the reasons for termination of the Merger Agreement, Fortive may have to pay Altra a termination fee of $40 million. For a discussion of the circumstances under which the termination fee is payable by Fortive, see “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.”

Q:	Who can answer my questions about the Transactions or this Exchange Offer?

A:	If you have any questions about the Transactions or this Exchange Offer or you would like to request additional documents, including copies of this prospectus and the letter of transmittal (including the instructions thereto), please contact the information agent, D.F. King & Co. Inc., located at 48 Wall Street, 22nd floor, New York, NY 10005, at the telephone number (800) 515-4479 or at the email address ftv@dfking.com.

Q:	Who is the transfer agent for Altra common stock and the Exchange Offer agent for the Distribution?

A:	American Stock Transfer and Trust Co. is the transfer agent for Altra common stock. Computershare will be the merger exchange agent and the Exchange Offer agent for the Distribution.

Q:	Where can I find more information about Fortive, Altra, Newco and the Transactions?

A:	You can find out more information about Fortive, Altra, Newco and the Transactions by reading this prospectus and, with respect to Fortive and Altra, from various sources described in “Where You Can Find More Information; Incorporation By Reference” beginning on page 265.

SUMMARY

The following summary contains certain information described in more detail elsewhere in this prospectus. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, you should carefully review this entire document and the documents it refers to. See “Where You Can Find More Information; Incorporation by Reference.”

The Companies

Altra Industrial Motion Corp.

Altra Industrial Motion Corp.

300 Granite Street, Suite 201

Braintree, MA 02184

Telephone: (781) 917-0600

Altra was incorporated in 2004 and is headquartered in Braintree, Massachusetts. Altra is a leading global designer, producer, and marketer of a wide range of mechanical power transmissions components, which include clutches, brakes, couplings and gearing. Altra sells its products in over 70 countries in a diverse group of industries, including energy, general industrial, material handling, metals, mining, special machinery, transportation, and turf and garden.

McHale Acquisition Corp.

McHale Acquisition Corp.

c/o Altra Industrial Motion Corp.

300 Granite Street, Suite 201

Braintree, MA 02184

Telephone: (781) 917-0600

McHale Acquisition Corp., a Delaware corporation, is a newly formed, direct wholly-owned subsidiary of Altra that was organized specifically for the purpose of completing the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

Fortive Corporation

Fortive Corporation

6920 Seaway Boulevard

Everett, WA 98203

Telephone: (425) 446-5000

Fortive was incorporated in 2015 in connection with the Danaher Separation on July 2, 2016. Fortive is a diversified industrial growth company with well-known brands that hold leading positions in field solutions, transportation technology, sensing, product realization, Automation & Specialty and franchise distribution markets. Fortive designs, develops, services, manufactures and markets various products, software and services for a variety of industries, building on a foundation of leading brand names, innovative technology and significant market positions. Fortive is headquartered in Everett, Washington and has research and development, manufacturing, sales, distribution, service and administrative facilities in more than 40 countries. Fortive operates in two segments: (i) Professional Instrumentation, which includes Fortive’s Advanced Instrumentation & Solutions and Sensing Technologies businesses, and (ii) Industrial Technologies, which includes Fortive’s Transportation Technologies, Automation & Specialty Components and Franchise Distribution businesses.

Stevens Holding Company, Inc.

Stevens Holding Company, Inc.

c/o Fortive Corporation

6920 Seaway Boulevard

Everett, WA 98203

Telephone: (425) 446 – 5000

Stevens Holding Company, Inc., a Delaware corporation, is a newly formed, direct wholly-owned subsidiary of Fortive that was organized specifically for the purpose of effecting the Separation. Newco has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Transactions.

Newco is a holding company. In the Transactions, Fortive will transfer certain assets and liabilities related to the A&S Business (excluding any Direct Sales Assets or Direct Sales Entities, which will be transferred in the Direct Sales), including certain subsidiaries of Fortive, to Newco or its subsidiaries in exchange for the (i) issuance to Fortive of shares of Newco common stock, (ii) the Newco Securities and (iii) the Cash Dividend.

The Transactions

On March 7, 2018, Altra and Fortive agreed to enter into the Transactions to effect the transfer of a portion of the A&S Business to Altra, the transfer of certain non-U.S. assets, liabilities and entities constituting the remaining portion of the A&S Business directly to Altra or one or more subsidiaries of Altra and the assumption by Altra and its subsidiaries of substantially all of the liabilities associated with the transferred assets. These Transactions provide for the separation and distribution of a portion of the A&S Business and the subsequent merger of Merger Sub with and into Newco, with Newco, as the surviving entity, a wholly-owned subsidiary of Altra, as well as the direct sale to Altra of the remaining portion of the A&S Business. In order to effect the Separation, the Distribution, the Direct Sales and the Merger, Fortive, Newco, Altra and Merger Sub entered into the Merger Agreement and Fortive, Newco and Altra entered into the Separation Agreement. In addition, Fortive, Newco, Altra and certain of their respective affiliates entered into, or will enter into, the Ancillary Agreements in connection with the Transactions. These agreements, which are described in greater detail in this prospectus, govern the relationships among Fortive, Newco, Altra, Merger Sub and their respective affiliates after the consummation of Separation, the Distribution, the Direct Sales and the Merger.

The A&S Business consists of the Automation & Specialty platform of Fortive and its subsidiaries as conducted by them under certain related brands, including by the Portescap, Kollmorgen, Thomson and Jacobs Vehicle Systems operating companies, the A&S Companies and the Direct Sales Asset Sellers, but excluding Fortive’s Hengstler and Dynapar businesses. Prior to the Distribution and the Merger, Fortive will convey to Newco or one or more subsidiaries of Fortive certain assets and liabilities constituting a portion of the A&S Business, and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate a portion of the A&S Business. Immediately thereafter, Fortive will contribute all the equity interests in each such subsidiary of Fortive holding assets and liabilities constituting a portion of the A&S Business to Newco. In exchange, Newco will: (i) issue to Fortive shares of Newco common stock, (ii) issue to Fortive the Newco Securities and (iii) distribute to Fortive the Cash Dividend. In total, Newco will make distributions to Fortive of cash and debt instruments of Newco with an aggregate value of $400 million, of which $150 million (subject to adjustment as provided in the Separation Agreement) is expected to be the Cash Dividend, and $250 million (subject to adjustment as provided in the Separation Agreement) is expected to be issued as Newco Securities. In addition, pursuant to the Merger Agreement, in the Direct Sales, Fortive will transfer certain non-U.S. assets, liabilities and entities constituting the remaining portion of the A&S Business directly to Altra or one or more subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets, in exchange for the Direct Sales Purchase Price, which is expected to be $1.0 billion. Fortive will transfer the Newco Securities to certain parties in exchange for certain outstanding debt obligations of Fortive held by the Debt Exchange Parties. Following the Debt Exchange, the Debt Exchange Parties are expected to sell the Newco Securities to third-party investors. The Direct Sales were included in the Transactions as a way to dispose of certain non-US assets, liabilities and entities of the A&S Business to Altra subsidiaries for cash in a tax-efficient manner, while reducing the size of the Debt Exchange needed in order to provide Fortive with the same level of monetization of the A&S Business in the Transactions.

On the closing date of the Merger, Fortive will distribute all of the issued and outstanding shares of Newco common stock held by Fortive to its participating stockholders in this Exchange Offer. If this Exchange Offer is consummated but is not fully subscribed, Fortive will distribute the remaining shares of Newco common stock on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer. Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event this Exchange Offer is not fully subscribed. If there is a pro rata distribution, the Exchange Offer agent will calculate the exact number of shares of Newco common stock not exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Altra common stock into which the remaining shares of Newco common stock will be converted in the Merger will be transferred to Fortive stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter.

Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company and as a wholly-owned subsidiary of Altra. In the Merger, each share of Newco common stock will be converted into the right to receive shares of Altra common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” After the consummation of the Merger and the Direct Sales, Altra will own and operate the A&S Business through Newco and the Direct Sales Purchasers and will also continue Altra’s current businesses. All shares of Altra common stock, including those issued in the Merger, will be listed on Nasdaq under Altra’s current trading symbol “AIMC.”

In connection with the Merger, Altra expects to issue 35 million shares of Altra common stock to Fortive stockholders that receive shares of Newco common stock in the Distribution. Calculated based on the closing price on Nasdaq of Altra common stock as of July 17, 2018, the shares of Altra common stock that Altra expects to issue to such Fortive stockholders as a result of the Transactions would have had a market value of approximately $1.5 billion in the aggregate (the actual value will not be known until the closing date). See “—Calculation of the Merger Consideration.”

As a result of the Transactions described above, the aggregate value of the consideration payable to Fortive or Fortive stockholders with respect to the A&S Business is estimated, as of July 17, 2018, to be approximately $2.9 billion, consisting of (i) approximately $1.5 billion in value of Altra common stock (calculated based on the closing price on Nasdaq of the Altra common stock as of July 17, 2018) issuable to Fortive stockholders that participate in this Exchange Offer, (ii) $1.0 billion in cash payable to certain subsidiaries of Fortive in respect of the Direct Sales and (iii) $400 million payable to Fortive in respect of the Cash Dividend and issuance of the Newco Securities.

Transaction Steps

Below is a step-by-step list illustrating the material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus.

Step #1—Internal Restructuring; the Separation. Prior to the Distribution and the Merger, Fortive will convey to Newco or one or more subsidiaries of Fortive certain assets and liabilities constituting a portion of the A&S Business (excluding any Direct Sales Assets or Direct Sales Entities, which will be transferred in the Direct Sales described below), and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate a portion of the A&S Business. Immediately thereafter, Fortive will contribute all the equity interests in each such subsidiary of Fortive holding assets and liabilities constituting a portion of the A&S Business to Newco.

Step #2—Issuance of Newco common stock. Immediately prior to the Distribution, Newco will issue to Fortive shares of Newco common stock. Following this issuance, Fortive will own 35 million shares of Newco common stock, which will constitute all of the issued and outstanding stock of Newco.

Step #3—Issuance of Newco Securities. Prior to the effective time of the Merger, and as a condition to the Distribution, Newco will make distributions to Fortive of the Cash Dividend and Newco Securities. Fortive expects to exchange the Newco Securities with the Debt Exchange Parties for certain outstanding debt obligations of Fortive, which may include debt securities, loans, commercial paper, or a combination thereof, held by the Debt Exchange Parties. Following the Debt Exchange, the Debt Exchange Parties, or their affiliates, are expected to sell the Newco Securities to third-party investors. If Fortive determines that the Debt Exchange is not reasonably likely to be consummated at or prior to the “End Date” (as such term is described in “The Merger Agreement—Termination”) in an amount equal to the Above-Basis Amount at the time of the Distribution, then Fortive may elect to (i) require Newco to issue to Fortive the Newco Securities even though the Debt Exchange will not occur at the time of the Distribution, (ii) require Newco to incur indebtedness in an amount up to the Above-Basis Amount, whether in the form of debt securities, loans or a combination thereof, and distribute to Fortive an amount in cash equal to the net proceeds thereof, or (iii) terminate the Merger Agreement as described under “The Merger Agreement—Termination” and pay the termination fee as described under “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.” Any debt securities issued by Newco to fund the Cash Dividend or issued in lieu of all or any portion of the Newco Securities may be fungible with the Newco Securities that are distributed to Fortive.

Step #4—The Distribution; Exchange Offer or Spin-Off. On the closing date of the Merger, Fortive will distribute 100% of the shares of Newco common stock to Fortive stockholders through either a spin-off or a split-off. In a spin-off, all Fortive stockholders would receive a pro rata number of shares of Newco common stock. In a split-off, Fortive would offer its stockholders the option to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock in an exchange offer. If this Exchange Offer is undertaken and consummated, but this Exchange Offer is not fully subscribed because fewer than all shares of Newco common stock owned by Fortive are exchanged, the remaining shares of Newco common stock owned by Fortive would be distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer. See “The Separation Agreement—The Distribution.”

The Exchange Offer agent will hold, for the account of the relevant Fortive stockholders, the book-entry authorizations representing all of the outstanding shares of Newco common stock, pending the consummation of the Merger. Shares of Newco common stock will not be able to be traded during this period.

As previously noted, this disclosure has been prepared under the assumption that the shares of Newco will be distributed to Fortive stockholders pursuant to a split-off. Based on market conditions prior to closing, including, but not limited to, the relative valuation and market price of shares of common stock of Fortive and Altra, the implied valuation of the A&S Business, the likelihood of demand from stockholders of Fortive for shares of common stock of Altra to be issued in the Transactions, and the assessment by Fortive and its financial advisors on the likelihood of sufficient tenders of shares of common stock of Fortive in a split-off, Fortive will determine whether the Newco shares will be distributed to Fortive’s stockholders in a spin-off or a split-off and, once a final decision is made, this disclosure will be amended to reflect that decision, if necessary.

Step #5—The Direct Sales. In order for Altra to acquire the remaining portion of the A&S Business, prior to the effective time of the Merger, (i) the Direct Sales Sellers will sell to the Direct Sales Purchasers the Direct Sales Assets and the Direct Sales Entities and (ii) the Direct Sales Purchasers will assume the A&S Liabilities of or attributable to the Direct Sales Sellers, in exchange for the Direct Sales Purchase Price.

Step #6—The Merger. In the Merger, Merger Sub will be merged with and into Newco, with Newco surviving as a wholly-owned subsidiary of Altra. In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger.

Immediately after the consummation of the Merger, approximately 54% of the outstanding shares of Altra common stock are expected to be held by pre-Merger holders of shares of Newco common stock and approximately 46% of the outstanding shares of Altra common stock are expected to be held by pre-Merger Altra stockholders.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Separation and Distribution but before the Merger and the Direct Sales, and the corporate structure immediately following the consummation of the Merger and the Direct Sales.

The Separation and the Distribution

The Separation and the Direct Sales

Prior to the Distribution and the Merger, Fortive will convey to Newco or one or more subsidiaries of Fortive certain assets and liabilities constituting a portion of the A&S Business, and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities, in order to separate and consolidate a portion of the A&S Business. Immediately thereafter, Fortive will contribute all the equity interests in each such subsidiary of Fortive holding assets and liabilities constituting the A&S Business to Newco in exchange for (i) the issuance to Fortive of shares of Newco common stock, (ii) the Newco Securities and (iii) the Cash Dividend. In addition, prior to the Merger, certain non-U.S. assets, liabilities and entities constituting the remaining portion of the A&S Business will be transferred directly to Altra or one or more subsidiaries of Altra through the Direct Sales.

The Distribution—Exchange Offer and Split-Off

On the closing date of the Merger, Fortive will distribute 100% of the shares of Newco common stock to Fortive stockholders through a combination of this Exchange Offer followed by, in the event this Exchange Offer is not fully subscribed, a pro rata spin-off distribution. In this Exchange Offer, Fortive will offer its stockholders the option to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock. In the event this Exchange Offer is not fully subscribed, Fortive will distribute the remaining shares of Newco common stock owned by Fortive on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer.

Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event this Exchange Offer is not fully subscribed. If there is a pro rata distribution, the Exchange Offer agent will calculate the exact number of shares of Newco common stock owned by Fortive that will not be exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Altra common stock into which the remaining shares of Newco common stock will be converted in the Merger will be transferred to the relevant Fortive stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter.

The Exchange Offer agent will hold, for the account of the relevant Fortive stockholders, the book-entry authorizations representing all of the outstanding shares of Newco common stock pending the consummation of the Merger. Newco common stock will not be traded during this period. Following the consummation of this Exchange Offer and as part of the Merger, each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive fully paid and nonassessable shares of Altra common stock, as further described below under “—Calculation of the Merger Consideration.” For additional information regarding this Exchange Offer, see “The Exchange Offer.”

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Newco. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company and as a wholly-owned subsidiary of Altra and will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. In the Merger, each share of Newco common stock will be converted into the right to receive shares of Altra common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” The certificate of incorporation and the bylaws of Newco in effect immediately prior to the Merger will be amended and restated in their entirety following the consummation of the Merger.

Calculation of the Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into a number of shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding immediately prior to the effective time of the Merger. In addition, Newco will authorize the issuance of a number of shares of Newco common stock such that the total number of shares of Newco common stock

Existing Structure Altra Stockholders Altra Merger Sub Direct Sales Purchasers Fortive Stockholders Fortive Newco Direct Sales Sellers Structure Following the Separation and Distribution but Before the Merger and the Direct Sales Altra Stockholders Altra Merger Sub Direct Sales Purchasers Former Fortive Stockholders Receiving Newco Common Stock in the Distribution Newco (owns a portion of the A&S Business) Direct Sales Purchasers Fortive Stockholders Fortive Direct Sales Sellers (own remaining portion of the A&S Business) Altra Stockholders Former Fortive Stockholders Receiving Newco Common Stock in the Distribution Fortive Stockholders Altra Fortive Newco (owns a portion of the A&S Business) Direct Sales Purchasers (owns remaining portion of the A&S Business)

outstanding immediately prior to the Distribution will be that number that results in the exchange ratio in the Merger equaling one. As a result, exchanging holders of Fortive common stock will be entitled to exchange their pro rata portion of such shares, and each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Altra common stock in the Merger. The calculation of the merger consideration as set forth in the Merger Agreement is expected to result, prior to the elimination of fractional shares, in pre-Merger holders of shares of Newco common stock and Newco Employees collectively holding approximately 54% of the outstanding equity interests of Altra on a fully-diluted basis upon completion of the Transactions and Altra’s equityholders immediately prior to the Merger collectively holding approximately 46% of such equity interests on a fully-diluted basis.

No fractional shares of Altra common stock will be issued pursuant to the Merger. Any holder of shares of Newco common stock who would otherwise be entitled to receive a fraction of a share of Altra common stock (after aggregating all fractional shares issuable to such holder) will, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Altra common stock on Nasdaq on the last business day prior to the date on which the Merger becomes effective.

Terms of this Exchange Offer

Fortive is offering holders of shares of Fortive common stock the opportunity to exchange their shares for Newco common stock. You may tender all, some or none of your shares of Fortive common stock. This prospectus and related documents are being sent to persons who directly held shares of Fortive common stock on                     , 2018 and brokers, banks and similar persons whose names or the names of whose nominees appear on Fortive’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Fortive’s common stock.

Fortive common stock validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described under “The Exchange Offer—Terms of this Exchange Offer,” on the terms and conditions of this Exchange Offer and subject to the limitations described below, including the proration provisions.

Fortive will promptly return any shares of Fortive common stock that are not accepted for exchange following the expiration of this Exchange Offer and the determination of the final proration factor, if any, described below. After the expiration of this Exchange Offer, shares accepted by Fortive may not be withdrawn; provided, however, that such shares may be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer if this Exchange Offer has not then been consummated.

For the purposes of illustration, the table below indicates the number of shares of Newco common stock that you would receive per share of Fortive common stock you validly tender, calculated on the basis described under “The Exchange Offer—Terms of this Exchange Offer” and taking into account the upper limit, assuming a range of averages of the daily VWAP of Fortive common stock and Altra common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of Fortive common stock, the indicative calculated per-share value of Newco common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq on                     , 2018 based on the daily VWAPs of Fortive common stock and Altra common stock on                     , 2018,                     , 2018, and                     , 2018. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of Fortive common stock and the calculated per-share value of Newco common stock based on changes relative to the values as of                     , 2018.

Fortive common stock	Altra common stock	Calculated per- share value of Fortive stock (A)	Calculated per- share value of Newco common stock (before the % discount) (B)	Shares of Newco common stock to be received per share of Fortive common stock tendered (the exchange ratio) (C)	Calculated Value Ratio (1)
As of , 2018	As of , 2018
Down 10%	Up 10%
Down 10%	Unchanged
Down 10%	Down 10%
Unchanged	Up 10%
Unchanged	Down 10%(2)(3)
Up 10%	Up 10%
Up 10%	Unchanged(2)(4)
Up 10%	Down 10%(2)(5)

(1)	The Calculated Value Ratio equals (i) the calculated per-share value of Newco common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of Fortive common stock (A), rounded to the nearest two decimals.
(2)	In this scenario, Fortive would announce that the upper limit on the number of shares of Newco common stock that can be received for each share of Fortive common stock tendered is in effect at the expiration of the Exchange Offer period no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date, that the exchange ratio will be fixed at the upper limit.
(3)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Newco common stock per share of Fortive common stock validly tendered and accepted in this Exchange Offer. In this scenario, tendering Fortive stockholders would receive less than $100 in value of Newco common stock for each $100 in value of Fortive common stock.
(4)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Newco common stock per share of Fortive common stock validly tendered and accepted in this Exchange Offer.
(5)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Newco common stock per share of Fortive common stock validly tendered and accepted in this Exchange Offer. In this scenario, tendering Fortive stockholders would receive less than $100 in value of Newco common stock for each $100 in value of Fortive common stock.

During the three-month period of                     , 2018 through                     , 2018, the highest closing price of Fortive common stock on the NYSE was $        and the lowest closing price of Altra common stock on Nasdaq was $        . If the calculated per-share value of Fortive common stock and the calculated per-share value of Newco common stock equaled these closing prices, you would receive only the limit of                  shares of Newco common stock for each share of Fortive common stock tendered, and the value of such Newco common

stock, based on the Altra common stock price, would have been approximately $        of Newco common stock for each $100 of Fortive common stock accepted for exchange.

Extension; Termination

This Exchange Offer, and your withdrawal rights, will expire at 8:00 a.m., New York City time, on                     , 2018, unless this Exchange Offer is extended or terminated. You must tender your shares of Fortive common stock prior to this time if you want to participate in this Exchange Offer. Fortive may extend, terminate or amend this Exchange Offer as described in this prospectus.

Fortive will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Conditions to Consummation of this Exchange Offer

Fortive’s obligation to exchange shares of Newco common stock for shares of Fortive common stock is subject to the conditions listed under “The Exchange Offer—Conditions to Consummation of this Exchange Offer,” including the satisfaction of conditions to the Transactions and other conditions. These conditions include:

•	the absence of a market disruption event (as defined herein);

•	the approval by Altra’s stockholders of the Share Issuance;

•	the registration statements on Forms S-4 and S-1 of which this prospectus is a part have become effective under the Securities Act;

•	the receipt by Fortive of an IRS ruling addressing the tax consequences of certain aspects of the Debt Exchange (unless Fortive has not obtained such IRS ruling by December 31, 2018, or takes certain actions relating to the financing transactions, in which case the condition will be deemed waived);

•	the receipt by Fortive and Newco of the Distribution Tax Opinion and a Merger Tax Opinion from Fortive’s tax counsel, dated as of the closing date of the Merger;

•	the receipt by Altra and Merger Sub of a Merger Tax Opinion from Altra’s tax counsel, dated as of the closing date of the Merger;

•	the completion of various transaction steps;

•	the satisfaction or waiver of the minimum amount condition (as defined below);

•	each condition precedent to the consummation of the Transactions (other than this Exchange Offer) pursuant to the Merger Agreement has been fulfilled or waived (except for the conditions precedent that will be fulfilled at the time of the consummation of the Transactions) and the absence of any reason the Transactions (other than this Exchange Offer) cannot be consummated promptly after consummation of this Exchange Offer (see “The Merger Agreement—Conditions to the Merger”); and

•	other customary conditions.

For a description of the material conditions precedent to the Transactions, see “The Merger Agreement—Conditions to the Merger.”

Fortive may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. Newco has no right to waive any of the conditions to this Exchange Offer. Altra has no right to waive any of the conditions to this Exchange Offer (other than certain conditions relating to the other transactions).

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Fortive Common Stock

If, upon the expiration of this Exchange Offer, Fortive stockholders have validly tendered more shares of Fortive common stock than Fortive is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Newco common stock being exchanged by Fortive in this Exchange Offer), Fortive will accept for exchange the shares of Fortive common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Fortive common stock to be accepted bears to the total number of shares of Fortive common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of Fortive common stock, and subject to any adjustment necessary to ensure the exchange of all shares of Newco common stock being owned by Fortive), except for tenders of odd-lots, as described below.

Fortive will announce the preliminary proration factor for this Exchange Offer at http://investors.fortive.com/altra and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of shares of Fortive common stock validly tendered for exchange and not properly withdrawn, Fortive will announce the final results of this Exchange Offer, including the final proration factor for this Exchange Offer.

Beneficial holders (other than participants in the Fortive Stock Fund through either of the Fortive Savings Plans) of less than 100 shares of Fortive common stock who validly tender all of their shares may elect not to be subject to proration by completing the section in the applicable letter of transmittal entitled “Odd-Lot Shares.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if Fortive completes this Exchange Offer.

Fractional Shares

In the Merger, no fractional shares of Altra common stock will be delivered to holders of shares of Newco common stock. Instead, holders of shares of Newco common stock who would otherwise be entitled to receive a fractional share of Altra common stock will receive in cash the dollar amount (rounded to the nearest whole cent) determined by multiplying such fraction by the closing price of Altra common stock on Nasdaq on the last business day prior to the effective time of the Merger. The amount received by such holders of shares of Newco common stock will be net of any required withholding taxes.

Procedures for Tendering

For you to validly tender your shares of Fortive common stock pursuant to this Exchange Offer, prior to the expiration of this Exchange Offer:

•	If you hold certificates representing shares of Fortive common stock, or if your shares of Fortive common stock are held in book-entry via the DRS, you must deliver to the Exchange Offer agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. If you hold certificates representing shares of Fortive common stock, you must also deliver to the Exchange Offer agent the certificates representing the shares of Fortive common stock tendered. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Exchange Offer agent.

•	If you hold shares of Fortive common stock through a broker, you should receive instructions from your broker on how to participate in this Exchange Offer. In this situation, do not complete a letter of transmittal to tender your Fortive common stock. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

•	If you participate in the Fortive Stock Fund through either of the Fortive Savings Plans, you will receive instructions from Fidelity via letter or email informing you how to make an election and the deadline for making an election. In this situation, do not complete a letter of transmittal to tender your shares of Fortive common stock.

Delivery of Newco Common Stock

Upon the consummation of this Exchange Offer, Fortive will deliver to the Exchange Offer agent, and the Exchange Offer agent will hold, for the account of the relevant Fortive stockholders, a book-entry authorization representing (a) all of the shares of Newco common stock being exchanged in this Exchange Offer, with irrevocable instructions to hold the shares of Newco common stock as agent for the holders of shares of Fortive common stock validly tendered and not properly withdrawn in this Exchange Offer and, (b) in the case of a pro rata distribution, if any, the shares of Newco common stock being distributed to Fortive stockholders whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer. Prior to the effective time of the Merger, Altra will deposit with the merger exchange agent for the benefit of persons who received shares of Newco common stock in this Exchange Offer evidence in book-entry form representing the shares of Altra common stock issuable in the Merger. Shares of Altra common stock will be delivered immediately following the consummation of this Exchange Offer, the acceptance of Fortive common stock for exchange, and the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer agent and the merger exchange agent. See “The Exchange Offer—Terms of this Exchange Offer—Exchange of Shares of Fortive Common Stock.”

Withdrawal Rights

Shares of Fortive common stock validly tendered pursuant to this Exchange Offer may be withdrawn at any time before 8:00 a.m., New York City time, on the expiration date by following the procedures described herein. If you change your mind again, you may re-tender your Fortive common stock by again following this Exchange Offer procedures prior to the expiration of this Exchange Offer.

No Appraisal Rights

No appraisal rights are available to holders of Fortive common stock in connection with this Exchange Offer or any pro rata spin-off distribution (in the event this Exchange Offer is not fully subscribed) of shares of Newco common stock.

Distribution of Newco Common Stock Remaining After this Exchange Offer

In the event this Exchange Offer is not fully subscribed, all shares of Newco common stock owned by Fortive that are not exchanged in this Exchange Offer will be distributed as a pro rata spin-off distribution to holders of Fortive common stock whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer. The record date for the pro rata distribution, if any, will be announced by Fortive. Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event this Exchange Offer is not fully subscribed.

If this Exchange Offer is consummated, the Exchange Offer agent will calculate the exact number of shares of Newco common stock not exchanged in this Exchange Offer to be distributed on a pro rata basis, and that number of shares of Newco common stock will be held as agent for holders of Fortive common stock entitled thereto.

If this Exchange Offer is terminated by Fortive without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, Fortive intends to distribute all shares of Newco common stock owned by Fortive on a pro rata basis to holders of Fortive common stock, with a record date to be announced by Fortive.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of Newco common stock, shares of Fortive common stock or shares of Altra common stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of this Exchange Offer and prior to the Merger, it will not be possible to trade the Newco common stock. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Fortive, Altra or Newco has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Fortive common stock, Altra common stock or Newco common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of Fortive common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Fortive, Altra or Newco to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Fortive common stock, Altra common stock or Newco common stock that may apply in their home countries. None of Fortive, Altra or Newco can provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States.

Risk Factors

In deciding whether to tender your shares of Fortive common stock in this Exchange Offer, you should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this prospectus and the other documents to which you have been referred.

Debt Financing

In connection with the Transactions, Altra and Newco expect to engage in the following financing activities:

•

the entry (a) by Altra into a new senior secured term loan B credit facility in an aggregate principal amount of up to $1,340,000,000 (the “Altra Term Loan B Facility”), the proceeds of which will be used, together with cash on hand of Altra or its subsidiaries (if necessary), to, among other things, (i) consummate the Direct Sales, (ii) repay in full and extinguish all outstanding indebtedness for borrowed money under Altra’s existing revolving credit facility under the Second Amended and Restated Credit Agreement, dated as of October 22, 2015, among Altra and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent and the lenders, other agents and other parties party thereto from time to time (as amended, amended and restated, supplemented or otherwise modified through the date hereof) and (iii) pay certain fees, costs and expenses in connection with the consummation of the Transactions and (b) by Altra (and at Altra’s option, Altra Industrial

Motion Netherlands B.V. and any other wholly-owned direct and indirect subsidiaries of Altra to be agreed, collectively with Altra, the “Altra Co-Borrowers”) into a new senior secured revolving credit facility in an aggregate principal amount of up to $300,000,000 (the “Altra Revolving Credit Facility” and, together with the Altra Term Loan B Facility, the “Altra Facilities”).

•	Newco expects, on or prior to the Distribution Date, to (1) issue senior unsecured notes (“Notes”) in a Rule 144A or other private placement (A) in an aggregate principal amount equal to the Basis Amount which will be used to pay the Cash Dividend and (B) if Fortive determines that the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution and elects to receive cash from Newco in lieu of the Newco Securities, in an aggregate principal amount equal to the Above-Basis Amount and (2) issue to Fortive the Newco Securities, which will in turn be exchanged by Fortive with the Debt Exchange Parties pursuant to the Debt Exchange (unless, Fortive determines that the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution and elects to receive cash from Newco in lieu of the Newco Securities). All of the Notes and the Newco Securities are expected to have a term of at least seven years and to be subject to customary covenants and other terms and conditions that are consistent in all material respects with market practice for comparable issuers. The Newco Securities and the Notes are expected to be guaranteed by Altra after consummation of the Merger. Pursuant to the Newco Commitment Letter, the Newco Commitment Parties have committed to provide Newco with a $400 million senior unsecured bridge facility that may be borrowed by Newco in lieu of issuing the Notes and the Newco Securities.

Board of Directors and Management of Altra Following the Transactions

Directors of Altra serving on its board of directors immediately before the effective time of the Merger are expected to continue to serve as directors of Altra immediately following the closing of the Merger. In addition, as of immediately following the effective time of the Merger, Altra will increase the size of its board of directors by one member, and one individual selected by Fortive (which individual is currently anticipated by Altra and Fortive to be Patrick K. Murphy, Fortive’s Senior Vice President) will be appointed to fill the vacancy and will, subject to the fiduciary duties of Altra’s board of directors, be nominated for re-election at the expiration of such director’s initial term. However, if Fortive’s designated director: (i) is unwilling or unable to serve at the effective time of the Merger, (ii) is unwilling or unable to serve when such new term starts or (iii) is not nominated to serve such new term, then Fortive will designate a replacement, acceptable to Altra in its sole discretion, for such director before the effective time of the Merger or the start of such new term, as applicable.

It is expected that Altra’s current management team will remain intact for the combined business, but may be expanded to include new management team members from the A&S Business. The executive officers of Altra immediately prior to the closing of the Merger are expected to remain executive officers of Altra immediately following the closing of the Merger. The Merger Agreement provides that Altra and Newco will take all necessary action to appoint certain specified individuals to management and/or executive officer positions at Newco as of the effective time of the Merger.

Interests of Certain Persons in the Transactions

As of April 9, 2018, Fortive’s directors and executive officers beneficially owned approximately 12.2% of the outstanding shares of Fortive’s common stock. None of Newco’s executive officers will receive any severance or other additional compensation as a result of the Transactions. The directors and executive officers of Fortive and Newco will receive no extra or special benefit that is not shared on a pro rata basis by all other Newco stockholders and Altra stockholders in connection with the Transactions except as described herein. As with all holders of shares of Fortive common stock, if a director or officer of Fortive or Newco owns shares of

Fortive common stock, directly or indirectly, such person may participate in this Exchange Offer on the same terms as other holders of shares of Fortive common stock.

As of July 17, 2018, Altra’s directors and executive officers beneficially owned approximately 2.5% of the outstanding shares of Altra common stock. None of Altra’s non-employee directors will receive additional compensation as a result of the Transactions. Although the closing date of the Merger will result in a change in control of Altra for purposes of certain compensation and benefits plans (since pre-Merger holders of shares of Newco common stock and Newco Employees will hold approximately 54% of Altra’s common stock on a fully-diluted basis immediately following the Merger), no payments or benefits become due upon the closing date of the Merger. Instead, Altra’s executive officers will have rights to receive potential enhanced severance payments and potential acceleration of equity awards held under the Altra Equity Plan only in the event of a qualifying termination of employment within the first 24 months following the closing date of the Merger or, in the case of potential enhanced severance payments, of certain terminations in anticipation of the Merger. Upon the consummation of the Merger, performance goals for Altra performance shares will be deemed satisfied based on actual performance as of the last completed quarter prior to the closing date of the Merger. Such performance shares will convert into restricted stock unit awards, which will only be subject to service-based vesting. Otherwise, the directors and executive officers of Altra will receive no extra or special benefit that is not shared on a pro rata basis by all other Newco common stock and Altra stockholders in connection with the Transactions. As with all holders of shares of Fortive common stock, if a director or officer of Altra owns shares of Fortive common stock, directly or indirectly, such person may participate in this Exchange Offer on the same terms as other holders of shares of Fortive common stock.

Altra’s Stockholders Meeting

Under the terms of the Merger Agreement, Altra is required to call a meeting of its stockholders for the purpose of voting upon the issuance of shares of Altra’s common stock in the Merger and related matters as promptly as practicable following the date on which the SEC has cleared Altra’s proxy statement and, if required by the SEC as a condition to the mailing of Altra’s proxy statement, the registration statement of Altra has been declared effective. Altra will ask its stockholders to vote on this matter at the special meeting of Altra stockholders by delivering Altra’s proxy statement to its stockholders in accordance with applicable law and its organizational documents.

As of July 17, 2018, Altra’s directors and executive officers held approximately 2.5% of the shares entitled to vote at Altra’s special meeting of the stockholders. As of July 17, 2018, Newco’s directors, executive officers and their affiliates did not hold shares entitled to vote at Altra’s special meeting of the stockholders. Newco’s stockholders are not required to vote on any of the proposals, and Newco will not hold a special meeting of stockholders in connection with the Transactions.

Accounting Treatment and Considerations

ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues its equity interests (Altra in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including but not limited to the following:

•

The relative voting interests of significant stockholders and the ability of any of those stockholders to exercise control, over the consolidated entity after the Transactions. In this case, it was determined that the stockholders bases of both entities are dispersed such that no single stockholder or group of related stockholders would control the entity after the Transactions. It was also determined that although Fortive stockholders will own a 54% interest in Altra after the Transaction, no contemporaneous written evidence of an agreement to vote a majority of Altra’s interest in concert exists.

•	The composition of the governing body of Altra after the Transactions. In this case, the board of directors of Altra immediately following the Merger is expected to consist of the members of the board of directors of Altra immediately prior to the consummation of the Merger. In addition, as of the consummation of the Merger, Altra will increase the size of its board of directors by one member, and one individual selected by Fortive (which individual is currently anticipated by Altra and Fortive to be Patrick K. Murphy, Fortive’s Senior Vice President) will be appointed to fill the vacancy and will, subject to the fiduciary duties of Altra’s board of directors, be nominated for re-election at the expiration of such director’s initial term.

•	The composition of the senior management of Altra after the Transactions. In this case, it is expected that Altra’s current management team will remain intact for the combined business, but may be expanded to include new management team members from the A&S Business. The executive officers of Altra immediately prior to the closing of the Merger are expected to remain the executive officers of Altra immediately following the closing of the Merger.

Altra’s management has determined that Altra will be the accounting acquiror in the Merger based on the facts and circumstances outlined above and the detailed analysis of the relevant GAAP guidance. Consequently, Altra will apply acquisition accounting to the assets acquired and liabilities assumed of Newco upon consummation of the Merger. Upon consummation of the Merger, the historical financial statements will reflect only the operations and financial condition of Altra.

U.S. Federal Income Tax Consequences of the Transactions

The completion of the Newco Contribution and the Distribution is conditioned upon the receipt by Fortive of the Distribution Tax Opinion to the effect that (among other things), for U.S. federal income tax purposes, the Newco Contribution, taken together with the Distribution, will qualify as a reorganization under Sections 368(a), 361 and 355 of the Code. Provided that the Newco Contribution and the Distribution so qualify, Fortive’s stockholders will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes.

In addition, the completion of the Merger is conditioned upon the receipt by Fortive and Altra of Merger Tax Opinions to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Provided that the Merger so qualifies, Fortive and its stockholders will not recognize any taxable income, gain or loss as a result of the Merger for U.S. federal income tax purposes (except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Altra common stock).

Fortive also intends to seek a ruling from the IRS regarding certain issues relevant to the qualification of the Distribution and certain other aspects of the Transactions for tax-free treatment for U.S. federal income tax purposes.

Please see “Risk Factors—Risks Related to the Transactions—The Distribution could result in significant tax liability, and Altra may be obligated to indemnify Fortive for any such tax liability imposed on Fortive,” “Risk Factors—Risks Related to the Transactions—If the Merger does not qualify as a tax-free reorganization under Section 368 of the Code, the stockholders of Fortive may have significant tax liability,” and “U.S. Federal Income Tax Consequences of the Transactions” for more information regarding the IRS Ruling, the Distribution Tax Opinion, the Merger Tax Opinions and the potential tax consequences of the Transactions. Holders of Fortive common stock should consult their tax advisor as to the particular tax consequences of the Transactions.

Regulatory Approvals

Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the merger cannot be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and specified waiting period requirements have been satisfied. This transaction is subject to such requirements. Each of Fortive and Altra filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC on March 20, 2018 and March 22, 2018, respectively. The waiting period under the HSR Act expired at 11:59 p.m. (Eastern Time in the United States) on April 23, 2018.

Under the Chinese Anti-Monopoly Law of 2008, transactions involving parties with sales above certain revenue levels cannot be completed until they are reviewed and approved by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”). Fortive and Altra have sufficient revenues in China to exceed the statutory thresholds, and completion of the merger is therefore conditioned upon MOFCOM approval. Fortive and Altra filed the required materials with MOFCOM on April 23, 2018. Altra and Fortive received written clearance for the Transactions from MOFCOM on May 28, 2018.

Under the German Act against Restraints of Competition, transactions involving parties with sales above certain revenue levels cannot be completed until they are reviewed and approved by the Federal Cartel Office of the Federal Republic of Germany (“FCO”). Fortive and Altra have sufficient revenues in Germany to exceed the statutory thresholds, and completion of the merger is therefore conditioned upon FCO approval. Fortive and Altra filed the required materials with FCO on April 23, 2018. Altra and Fortive received written clearance for the Transactions from the FCO on May 22, 2018.

For more information on regulatory approvals, see “The Transactions—Regulatory Approvals” beginning on page 191.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary combined financial data of the A&S Business and summary consolidated financial data of Fortive and Altra are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the A&S Business,” “Information on the A&S Business,” “Information on Fortive,” “Information on Altra,” and “Selected Financial Statement Data.”

Summary Historical Combined Financial Data of the A&S Business

The summary historical combined financial data of the A&S Business for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, and as of December 31, 2017 and December 31, 2016, as set forth below, have been derived from the audited annual combined financial statements of the A&S Business, which are included in the “Index to Financial Statements” section of this prospectus. The summary historical combined condensed financial data for the three months ended March 30, 2018 and March 31, 2017 and as of March 30, 2018, as set forth below, have been derived from the interim unaudited combined condensed financial statements of the A&S Business, which are included in the “Index to the Financial Statements” section of this prospectus. The unaudited summary historical combined financial data as of March 31, 2017 and December 31, 2015, and as of and for the years ended December 31, 2014 and December 31, 2013, have been derived from the unaudited annual combined financial statements of the A&S Business not included or incorporated by reference in this prospectus. This information is only a summary and the table below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the A&S Business” and the annual and quarterly combined financial statements of the A&S Business and the notes thereto included elsewhere in this prospectus.

	As of and for the Three Months Ended				As of and for the Year Ended December 31
($ in millions)	March 30, 2018		March 31, 2017		2017	2016	2015		2014 (a)		2013 (a)
Selected Statement of Earnings Information:	(unaudited	)	(unaudited	)					(unaudited	)	(unaudited	)
Sales	$250.6		$218.8		$907.3	$852.6	$874.1		$960.9		$959.0
Operating profit	57.7		45.7		193.2	166.7	165.4		215.5		179.8
Net earnings	47.8		34.7		151.7	121.2	110.1		149.1		132.7
Selected Balance Sheet Information:	(unaudited	)	(unaudited	)			(unaudited	)	(unaudited	)	(unaudited	)
Total assets	$894.7		$853.4		$872.0	$836.4	$832.1		$850.8		$933.0

(a)	In August 2014, the A&S Business completed the divestiture of its electric vehicle systems (“EVS”)/hybrid product line for a sale price of approximately $87 million in cash. This product line contributed sales, operating profit and net earnings of approximately $59.5 million, $10.5 million and $7.3 million, respectively, in 2014 prior to the divestiture. This product line contributed sales, operating profit and net earnings of approximately $106.5 million, $10.5 million and $7.8 million, respectively, in 2013. The Business recorded a pre-tax gain on the sale of the product line of approximately $34 million ($26 million after-tax). As of December 31, 2013, this product line had assets of approximately $66 million. Subsequent to the August 2014 sale, the A&S Business had no continuing involvement in the EVS/hybrid product line. The divestiture of the EVS/hybrid product line was not classified as a discontinued operation in these financial statements because the disposition does not represent a strategic shift that had a major effect on the A&S Business’s operations and financial statements.

Summary Historical Consolidated and Combined Financial Data of Fortive

The following summary historical consolidated and combined financial data of Fortive and Fortive’s businesses, which comprise certain operating units that, prior to the Danaher Separation on July 2, 2016, were included in Danaher’s Test & Measurement segment, Industrial Technologies segment (other than its Product Identification platform) and Retail/Commercial Petroleum platform (collectively, the “Fortive Businesses”), as of and for the periods indicated. Operating results for any prior period are not necessarily indicative of results to be expected in any future period.

The following summary historical consolidated condensed financial data of Fortive for the three months ended March 30, 2018 and March 31, 2017, and as of such dates, have been derived from Fortive’s historical unaudited consolidated condensed financial statements as of and for the three months ended March 30, 2018 and March 31, 2017. Fortive derived the consolidated and combined statements of earnings data for the years ended December 31, 2017, 2016, 2015 and 2014 from Fortive’s historical audited consolidated and combined financial statements. Fortive derived the combined statements of earnings data for the years ended December 31, 2013 from the historical audited combined financial statements of the Fortive Businesses. The earnings data for the year ended December 31, 2016 consist of Fortive’s consolidated results for the six months ended December 31, 2016 and the combined results of the Fortive Businesses for the six months ended July 1, 2016. The earnings data for the years ended December 31, 2015, 2014 and 2013 consist of the combined results of the Fortive Businesses.

Fortive derived the consolidated and combined balance sheet data as of December 31, 2017, 2016 and 2015 from Fortive’s historical audited consolidated and combined balance sheets. Fortive derived the combined balance sheet data as of December 31, 2014 and 2013 from the audited combined financial statements of the Fortive Businesses. The balance sheet data consist of Fortive consolidated balances as of December 31, 2017 and 2016, the combined balances of Fortive and the Fortive Businesses as of December 31, 2015 and the combined balances of the Fortive Businesses as of December 31, 2014 and 2013.

Through the date of the Danaher Separation, all revenues and costs as well as assets and liabilities directly associated with the Fortive Businesses have been included in the combined financial statements. Prior to such separation from Danaher, the combined financial statements also included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to the Fortive Businesses and allocations of related assets, liabilities, and Danaher’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had Fortive been an entity that operated independently of Danaher during the applicable periods. Following the separation from Danaher, the consolidated financial statements include the accounts of Fortive and its wholly-owned subsidiaries and no longer include any allocations from Danaher. The summary financial data set forth below may not be indicative of Fortive’s results had it been a separate stand-alone entity throughout the periods presented.

The summary financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Fortive’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

(in millions, except per share and ratio data)

	As of and for the Three Months Ended		As of and for the Year Ended December 31
	March 30, 2018	March 31, 2017	2017	2016	2015	2014	2013
	(unaudited)	(unaudited)
Sales	$1,740.7	$1,535.2	$6,656.0	$6,224.3	$6,178.8	$6,337.2	$5,961.9
Gross profit	870.8	744.0	3,298.5	3,032.8	3,000.0	3,049.2	2,864.0
Operating profit	338.2	295.6	1,354.9	1,246.0	1,269.7	1,245.3	1,143.2
Earnings before income taxes	312.9	272.3	1,284.2	1,197.0	1,269.7	1,279.2	1,143.2
Net earnings	261.2	199.7	1,044.5	872.3	863.8	883.4	830.9
Net earnings per share:
Basic	0.75	0.58	3.01	2.52	2.50	2.56	2.41
Diluted	0.74	0.57	2.96	2.51	2.50	2.56	2.41
Dividends declared and paid per share	0.07	0.07	0.28	0.14	—	—	—
Current assets	3,079.7	2,517.4	2,936.8	2,488.7	1,594.1	1,683.4	1,655.0
Noncurrent assets	7,575.7	5,716.9	7,563.8	5,701.1	5,616.5	5,672.2	5,585.1
Total assets	10,655.4	8,234.3	10,500.6	8,189.8	7,210.6	7,355.6	7,240.1
Current liabilities	1,461.4	1,401.0	1,602.3	1,466.5	1,323.5	1,285.0	1,276.9
Long-term liabilities (excluding long-term debt)	1,087.4	678.7	1,033.9	674.3	704.6	838.1	838.1
Total long-term debt	3,996.9	3,262.7	4,056.2	3,358.0	—	—	—
Noncontrolling interests	17.3	3.5	17.9	3.1	3.0	3.2	1.7
Book value per share	$11.79	$—	$—	$—	$—	$—	$—
Ratio of earnings to fixed charges(1)	13.3	12.6	14.2	23.8	353.7	413.6	347.4

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges for the periods indicated, where (1) “earnings” consist of earnings before income taxes plus fixed charges, and (2) “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision and is excluded from the computation of fixed charges.

Summary Historical Consolidated Financial Data of Altra

The following summary historical consolidated financial data of Altra for the three months ended March 31, 2018 and March 31, 2017, and as of such dates, have been derived from Altra’s historical unaudited consolidated and combined financial statements as of and for the three months ended March 31, 2018 and March 31, 2017. The following summary historical consolidated financial data of Altra for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, and as of such dates, have been derived from Altra’s historical audited consolidated and combined financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. This information is only a summary and should be read in conjunction with the financial statements of Altra and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Altra’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

(in millions, except per share data)

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Results of Operations:
Net sales	$240.4	$215.4	$876.7	$708.9	$746.7	$819.8	$722.2
Cost of sales	166.2	149.3	601.0	486.8	518.2	570.9	506.8

Gross profit	74.2	66.1	275.7	222.1	228.5	248.9	215.4
Operating expenses:
Selling, general and administrative expenses	47.1	40.3	164.5	140.5	139.3	156.5	130.2
Research and development expenses	6.5	6.2	24.4	17.7	17.8	15.5	12.5
Impairment of Intangible assets	—	—	—	6.6	—	—	—
Restructuring costs and other	0.9	1.9	5.8	9.8	7.2	1.8	1.1

	54.5	48.4	194.7	174.6	164.3	173.8	143.8

Income from operations	19.7	17.7	81.0	47.5	64.2	75.1	71.6
Other non-operating income and expense:
Loss on partial settlement of pension plan	5.1	—	—	—	—	—	—
Interest expense, net	1.8	1.7	7.7	11.7	12.2	12.0	10.6
Loss on extinguishment of convertible debt	—	1.8	1.8	2.0	—	—	—
Other non-operating expense (income), net	(0.1)	(0.5)	0.4	—	0.9	—	1.7

	6.8	3.0	9.9	13.7	13.1	12.0	12.3
Income before income taxes	12.9	14.7	71.1	33.8	51.1	63.1	59.3
Provision for income taxes	3.9	4.4	19.7	8.7	15.8	22.9	19.1

Net income	9.0	10.3	51.4	25.1	35.3	40.2	40.2
Net loss (income) attributable to non-controlling interest	—	—	—	—	0.1	—	0.1

Net income attributable to Altra Industrial Motion Corp.	$9.0	$10.3	$51.4	$25.1	$35.4	$40.2	$40.3

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Other Financial Data:
Depreciation and amortization	$9.4	$8.8	$36.0	$29.9	$30.1	$32.1	$27.9
Purchases of fixed assets	(7.0)	(7.3)	(32.8)	(18.9)	(22.9)	(28.1)	(27.8)
Cash flow provided by (used in):
Operating activities	3.7	3.0	80.6	76.6	86.8	84.5	89.6
Investing activities	(7.0)	(7.3)	(26.7)	(206.9)	(21.7)	(42.3)	(130.0)
Financing activities	(3.7)	(13.7)	(74.0)	149.8	(55.8)	(54.0)	18.0
Weighted average shares, basic	29.1	28.8	28.9	25.7	26.1	26.7	26.8
Weighted average shares, diluted	29.2	28.9	29.1	25.9	26.1	27.4	26.8
Basic Earnings per share:
Net income attributable to Altra Industrial Motion Corp.	$0.31	$0.36	$1.78	$0.97	$1.36	$1.50	$1.50

Diluted earnings per share:
Net income attributable to Altra Industrial Motion Corp.	$0.31	$0.36	$1.77	$0.97	$1.36	$1.47	$1.50

Cash dividend declared	$0.17	$0.15	$0.66	$0.60	$0.57	$0.46	$0.38

Balance Sheet Data:
Cash and cash equivalents	$46.4	$52.9	$52.0	$69.1	$50.3	$47.5	$63.6
Total assets	938.5	877.5	920.7	869.8	632.3	676.4	727.4
Total debt, net of unaccreted discount	279.7	318.0	276.0	369.7	234.8	255.8	278.3
Long-term liabilities, excluding long-term debt	$104.2	$84.3	$105.9	$88.9	$53.8	$56.7	$55.7

Summary Unaudited Combined Pro Forma Financial Data of Altra and the A&S Business

The following summary unaudited pro forma combined financial information of Altra and the A&S Business is being presented for illustrative purposes only, and this information should not be relied upon for purposes of making any investment or other decisions. The following summary unaudited pro forma combined financial data assume that the A&S Business had been owned by Altra for the period, and at the date presented. Altra and the A&S Business may have performed differently had they actually been combined for all periods or on the date presented. You should also not rely on the following summary unaudited pro forma combined financial data as being indicative of the results or financial condition that would have been achieved had Altra and the A&S Business been combined during the periods or on the date presented or of the actual future results or financial condition of Altra to be achieved following the Transactions. See “Risk Factors—Risks Related to the Combined Company’s Business—The unaudited pro forma combined financial information of Altra and the A&S Business is not intended to reflect what actual results of operations and financial condition would have been had Altra and the A&S Business been a combined company for the periods presented, and therefore these results may not be indicative of the combined company’s future operating performance.”

This information is only a summary and has been derived from and should be read in conjunction with the financial statements of Altra and the notes thereto contained in Altra’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and Annual Report on Form 10-K for the year ended December 31, 2017, which are incorporated by reference in this document, the financial statements of the A&S Business and the notes thereto included elsewhere in this document and the more detailed unaudited pro forma condensed combined financial statements of Altra and the A&S Business and the notes thereto included elsewhere in this document.

See “Where You Can Find More Information; Incorporation by Reference,” “Unaudited Pro Forma Combined Information of Altra and the A&S Business” and the audited financial statements of the A&S Business included elsewhere in this document.

	As of and for the Three Months Ended March 31, 2018	As of and for the Year Ended December 31, 2017
	(in millions, except per share data)
Results of Operations:
Net sales	$491.0	$1,784.0
Cost of sales	323.6	1,150.0

Gross profit	167.4	634.0
Operating expenses:
Research and development	15.6	61.0
Selling, general and administrative	82.5	302.5
Amortization of acquired intangible assets	17.3	68.4
Restructuring charges and other	0.9	5.8

	116.3	437.7

Income from operations	51.1	196.3
Total other (income) expense	28.0	94.0
Income before income tax expense	23.1	102.3
Income tax expense	5.2	23.5

Net income	$17.9	$78.8

Per Share Information:
Basic net income per share:	$0.28	$1.23
Diluted net income per share:	$0.28	$1.22
Weighted average common shares outstanding used in computing
Net income per share—Basic	64.1	63.9
Net income per share—Diluted	64.6	64.5
Balance Sheet Data:
Cash and cash equivalents	$46.4	$52.0
Total assets	4,518.9	4,495.5
Debt	1,722.1	1,722.4
Total stockholders’ equity	$2,019.7	$1,999.7
Ratio of earnings to fixed charges (1)	2.0x	2.1x

(1)	The full computation of the combined company’s ratio of earnings to fixed charges for the periods specified is filed as Exhibit 12.1 to the registration statement of which this document forms a part.

Summary Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Altra. The Altra historical data have been derived from and should be read together with Altra’s audited consolidated financial statements and related notes thereto contained in Altra’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which are incorporated by reference into this prospectus. The pro forma data have been derived from the unaudited pro forma combined financial statements of Altra and the A&S Business included elsewhere in this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

This summary comparative historical and pro forma per share data are being presented for illustrative purposes only. Altra and the A&S Business may have performed differently had the Transactions occurred prior to the period or at the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Altra and the A&S Business been combined during the period or at the date presented or of the actual future results or financial condition of Altra or the A&S Business to be achieved following the Transactions.

	As of and for the Three Months Ended March 31, 2018		As of and for the Year Ended December 31, 2017
Altra	Historical	Pro Forma	Historical	Pro Forma
	(in millions, except per share data)
Basic earnings per share	$0.31	$0.28	$1.78	$1.23
Diluted earnings per share	$0.31	$0.28	$1.77	$1.22
Weighted average common shares outstanding—Basic	29.1	64.1	28.9	63.9
Weighted average common shares outstanding—Diluted	29.2	64.6	29.1	64.5
Book value per share of common stock	$14.19	$31.33	$13.65	$31.04
Dividends declared per share of common stock	$0.17	$0.17	$0.66	$0.66

	As of and for the three months ended March 31, 2018	As of and for the year ended December 31, 2017
Equivalent pro forma (a)
Net income available to common stockholders per share—Basic
Net income available to common stockholders per share—Diluted
Cash dividend declared per share of common stock
Book value per share of common stock

(a)	Equivalent pro forma per share data is calculated by multiplying the Altra pro forma per share amounts by the exchange ratio of shares of Newco common stock for each share of Fortive common stock tendered in this Exchange Offer, which represents the indicative exchange ratio that would have been in effect following the official close of trading on Nasdaq and the NYSE on , 2018, and is calculated as the daily VWAP of Fortive common stock of $ per share divided by % of the daily VWAP of Altra common stock of $ per share, reflecting a discount of %.

Historical Common Stock Market Price and Dividend Data

Historical market price data for Newco have not been presented because the A&S Business is currently owned and operated by Fortive and there is no established trading market for Newco common stock. Newco common stock does not currently trade separately from Fortive common stock.

Shares of Fortive common stock currently trade on the NYSE under the symbol “FTV.” On March 6, 2018, the last trading day before the announcement of the Transactions, the last sale price of Fortive’s common stock reported by the NYSE was $75.12. On                     , 2018, the last trading day prior to the date of this prospectus, the last sale price of Fortive common stock reported by the NYSE was $        .

Shares of Altra common stock currently trade on Nasdaq under the symbol “AIMC.” On March 6, 2018, the last trading day before the announcement of the Transactions, the last sale price of Altra’s common stock reported by Nasdaq was $44.60. On                     , 2018, the last trading day prior to the date of this prospectus, the last sale price of Altra common stock reported by Nasdaq was $        .

The following table sets forth, for the periods indicated, the high and low sales prices per share of Fortive common stock, as reported on the NYSE, and Altra common stock, as reported on Nasdaq. In addition, the table also sets forth the quarterly cash dividends per share declared by Fortive with respect to Fortive common stock and Altra with respect to Altra common stock.

	Fortive Per Share Dividends	Fortive Common Stock		Altra Per Share Dividends	Altra Common Stock
		High	Low		High	Low
Calendar Year Ending December 31, 2018
First Quarter	$0.07	$80.31	$69.03	$0.17	$53.70	$41.05
Second Quarter	$0.07	$81.51	$69.08	$0.17	$46.55	$40.45
Third Quarter (through July 17, 2018)	$—	$78.10	$75.67	$0.17	$44.70	$42.70

Calendar Year Ending December 31, 2017
First Quarter	$0.07	$60.41	$52.99	$0.15	$46.90	$35.20
Second Quarter	$0.07	$65.21	$59.54	$0.17	$45.03	$36.50
Third Quarter	$0.07	$71.07	$62.05	$0.17	$48.95	$38.80
Fourth Quarter	$0.07	$75.69	$70.01	$0.17	$50.80	$44.95

Calendar Year Ended December 31, 2016
First Quarter	$—	$—	$—	$0.15	$28.08	$20.55
Second Quarter	$—	$—	$—	$0.15	$30.00	$25.77
Third Quarter	$0.07	$54.34	$46.29	$0.15	$29.23	$26.24
Fourth Quarter	$0.07	$56.24	$46.81	$0.15	$39.85	$27.35

RISK FACTORS

You should carefully consider the following risks, together with the other information contained or incorporated by reference in this prospectus and the exhibits hereto. Some of the risks described below relate principally to the business and the industry in which Altra, including the A&S Business, will operate after the Transactions, while others relate principally to the Transactions and participation in this Exchange Offer. The remaining risks relate principally to the securities markets generally and ownership of shares of Altra common stock. For a discussion of additional uncertainties associated with forward-looking statements in this prospectus, please see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” In addition, you should consider the risks associated with Altra’s business that appear in Altra’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus.

Risks Related to the Transactions

The risk to Fortive stockholders that the calculation of the merger consideration will not be adjusted if the value of the business or assets of the A&S Business increases or if the value of Altra decreases before the Merger is completed and the risk to Altra stockholders that the calculation of the merger consideration will not be adjusted if the value of the business or assets of the A&S Business declines or if the value of Altra increases before the Merger is completed.

The calculation of the number of shares of Altra common stock to be distributed in the Merger will not be adjusted (i) if the value of the business or assets of the A&S Business increases prior to the consummation of the Merger or the value of Altra decreases prior to the Merger, or (ii) if the value of the business or assets of the A&S Business declines prior to the consummation of the Merger or the value of Altra increases prior to the Merger. Altra will not be required to consummate the Merger if there has been any material adverse effect (as such term is described in “The Merger Agreement—Representations and Warranties”) on the A&S Business. However, Altra will not be permitted to terminate the Merger Agreement or resolicit the vote of Altra stockholders because of any changes in the market prices of Altra’s common stock or any changes in the value of the A&S Business that do not constitute a material adverse effect with respect to the A&S Business.

The trading prices of Altra common stock may not be an appropriate proxy for the prices of Newco common stock.

The calculated per-share value for Newco common stock is based on the trading prices for Altra common stock, which may not be an appropriate proxy for the prices of Newco common stock. There is currently no trading market for Newco common stock. Fortive believes, however, that the trading prices for Altra common stock are an appropriate proxy for the trading prices of Newco common stock because immediately following the consummation of this Exchange Offer, Merger Sub will be merged with and into Newco, whereby Newco will continue as the surviving, wholly-owned subsidiary of Altra. In the Merger, each outstanding share of Newco common stock will be cancelled and retired and will cease to exist and the holders of shares of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will receive the right to receive a number of fully paid and nonassessable shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger. In addition, Newco will authorize the issuance of a number of shares of Newco common stock such that the total number of shares of Newco common stock outstanding immediately prior to the Distribution will be that number that results in the exchange ratio in the Merger equaling one. As a result, each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Altra common stock in the Merger. There can be no assurance, however, that Altra common stock after the issuance of shares of Newco common stock and the Merger will trade on the same basis as Altra common stock trades prior to the

Transactions. In addition, it is possible that the trading prices of Altra common stock prior to consummation of the Merger will not fully reflect the anticipated value of Altra common stock after the Merger. For example, trading prices of Altra common stock on the Valuation Dates could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Altra’s estimates and judgments related to the acquisition accounting models used to record the purchase price allocation may be inaccurate.

Management will make significant accounting judgments and estimates for the application of acquisition accounting under GAAP, and the underlying valuation models. Altra’s business, operating results and financial condition could be materially and adversely impacted in future periods if Altra’s accounting judgments and estimates related to these models prove to be inaccurate.

Altra may be required to recognize impairment charges for goodwill and other intangible assets.

The proposed Transactions will add approximately $3.1 billion of goodwill and other intangible assets to Altra’s consolidated balance sheet. In accordance with GAAP, management periodically assesses these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to Altra’s business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may impair goodwill and other intangible assets. Any charges relating to such impairments would adversely affect results of operations in the periods recognized.

Altra and Fortive may be unable to satisfy the conditions or obtain the approvals required to complete the Transactions.

The consummation of the Transactions is subject to numerous conditions, as described in this prospectus, including consummation of certain transactions contemplated by the Merger Agreement and the Separation Agreement (such as the Separation and the receipt of Altra stockholder approval for the Share Issuance). Neither Fortive nor Altra can make any assurances that the Transactions will be consummated on the terms or timeline currently contemplated, or at all. Each of Fortive and Altra has and will continue to expend time and resources and incur expenses related to the proposed Transactions.

Governmental agencies may not approve the Transactions or may impose conditions to the approval of the Transactions or require changes to the terms of the Transactions. Any such conditions or changes could have the effect of delaying completion of the Merger, imposing costs on or limiting the revenues of the combined company following the Merger or otherwise reducing the anticipated benefits of the Merger. Any condition or change which results in a “Burdensome Condition,” as such term is described in “The Merger Agreement—Regulatory Matters,” on the A&S Business and/or Altra under the Merger Agreement might cause Fortive and/or Altra to restructure or terminate the Transactions.

Altra and Newco will need to obtain debt financing to complete the Transactions. Although the Commitment Letters have been obtained from various lenders, the obligations of the lenders under the Commitment Letters are subject to the satisfaction or waiver of customary conditions, including, among others, the absence of any material adverse effect. Accordingly, there can be no assurance that these conditions will be satisfied or, if not satisfied, waived by the lenders. If Altra is not able to obtain alternative financing on commercially reasonable terms, it could prevent the consummation of the Transactions or materially and adversely affect Altra’s business, liquidity, financial condition and results of operations if the Transactions are ultimately consummated.

If completed, the Transactions may not be successful or achieve their anticipated benefits.

If the Transactions are completed Altra may not be able to successfully realize anticipated growth opportunities or integrate Altra’s business and operations with the A&S Business’s business and operations.

After the Transactions, Altra will have significantly more revenue, expenses, assets and employees than Altra did prior to the Transactions. In the Transactions, Altra will also be assuming certain liabilities of the A&S Business and taking on other obligations (including collective bargaining agreements and certain non-U.S. pension obligations with respect to transferred employees). Altra may not successfully or cost-effectively integrate the A&S Business’s business and operations into Altra’s existing business and operations. Even if the combined company is able to integrate the combined businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth and other opportunities that Altra currently expects from the Transactions within the anticipated time frame, or at all.

Altra is required to abide by potentially significant restrictions which could limit Altra’s ability to undertake certain corporate actions (such as the issuance of Altra common stock or the undertaking of a merger or consolidation) that otherwise could be advantageous.

To preserve the tax-free treatment to Fortive and/or its stockholders of the Distribution and certain related transactions, under the Tax Matters Agreement, Altra is restricted from taking certain actions that could prevent such transactions from being tax-free. These restrictions may limit Altra’s ability to pursue certain strategic transactions or engage in other transactions, including using Altra common stock to make acquisitions and in connection with equity capital market transactions that might increase the value of Altra’s business. See “Other Agreements—Tax Matters Agreement” for a detailed description of these restrictions.

The Distribution could result in significant tax liability, and Altra may be obligated to indemnify Fortive for any such tax liability imposed on Fortive.

The completion of the Transactions is conditioned upon the receipt by Fortive of the Distribution Tax Opinion and the receipt by Fortive and Altra of Merger Tax Opinions to the effect that (among other things), for U.S. federal income tax purposes, the Newco Contribution, taken together with the Distribution, will qualify as a reorganization under Sections 368(a), 361 and 355 of the Code (in the case of the Distribution Tax Opinion) and the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code (in the case of the Merger Tax Opinions). Provided that the Newco Contribution, the Distribution and the Merger so qualify, Fortive’s stockholders will not recognize any taxable income, gain or loss as a result of the Distribution or the Merger for U.S. federal income tax purposes (except for any gain or loss attributable to the receipt of cash in lieu of fractional shares) and Fortive will not recognize gain or loss except to the extent the Cash Dividend exceeds Fortive’s adjusted tax basis in the Newco common stock or, if the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution, Fortive elects to require Newco (a) to issue to Fortive the Newco Securities or (b) to borrow an amount up to the Above-Basis Amount pursuant to the Bridge Facility and distribute the net proceeds thereof to Fortive. Fortive also intends to seek a ruling from the IRS regarding certain issues relevant to the qualification of the Distribution and certain other aspects of the Transactions for tax-free treatment for U.S. federal income tax purposes.

Although the IRS Ruling, if received, will generally be binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. In addition, the Distribution Tax Opinion and the Merger Tax Opinions will be based upon various factual representations and assumptions, as well as certain undertakings made by Fortive and Newco. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the Distribution, the Distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinions of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Fortive and its stockholders could be materially unfavorable.

If this Exchange Offer were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, each Fortive stockholder who receives Newco common stock in this Exchange

Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the Newco common stock received by the stockholder in this Exchange Offer and its tax basis in the shares of Fortive common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the Newco common stock received by the stockholder in this Exchange Offer. If the spin-off (in the event this Exchange Offer is not fully subscribed) were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, each Fortive stockholder who receives Newco common stock in the spin-off would generally be treated as receiving a taxable distribution equal to the fair market value of the Newco common stock received by the stockholder in the spin-off.

In addition, if the Distribution were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, Fortive would generally recognize gain with respect to the transfer of Newco common stock in the Distribution.

Even if the Distribution otherwise qualifies under Section 355 of the Code, the Distribution would be taxable to Fortive (but not to Fortive stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Fortive or Newco, directly or indirectly (including through acquisitions of Altra’s stock after the completion of the Transactions), as part of a plan or series of related transactions that includes the Distribution. Current law generally creates a presumption that any direct or indirect acquisition of stock of Fortive or Newco within two years before or after the Distribution is part of a plan that includes the Distribution, although the parties may be able to rebut that presumption in certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Although it is expected that the Merger will be treated as part of such a plan, the Merger standing alone will not cause Section 355(e) of the Code to apply to the Distribution because holders of Newco common stock immediately before the Merger will hold more than 50% of the stock of the combined company (by vote and value) immediately after the Merger. However, if the IRS were to determine that other direct or indirect acquisitions of stock of Fortive or Newco, either before or after the Distribution, were part of a plan that includes the Distribution, such determination could cause Section 355(e) of the Code to apply to the Distribution, which could result in a material tax liability.

The Distribution and certain aspects of the Separation could be taxable to Fortive if Newco or Altra were to engage in a Newco Disqualifying Action (as defined in the Tax Matters Agreement). In such cases, under the Tax Matters Agreement, Newco and Altra will be required to indemnify Fortive against any taxes resulting from the Distribution or certain aspects of the Separation that arise as a result of a Newco Disqualifying Action. If Fortive were to recognize gain on the Distribution or certain aspects of the Separation for reasons not related to a Newco Disqualifying Action by Newco or Altra, Fortive would not be entitled to be indemnified under the Tax Matters Agreement and the resulting tax to Fortive could have a material adverse effect on Fortive. If Newco or Altra were required to indemnify Fortive as a result of the Distribution or certain aspects of the Separation being taxable, this indemnification obligation would likely be substantial and could have a material adverse effect on Altra, including with respect to its financial condition and results of operations.

If the Merger does not qualify as a tax-free reorganization under Section 368 of the Code, the stockholders of Fortive may have significant tax liability.

The obligations of Fortive and Altra to consummate the Transactions are conditioned on, among other things, the receipt by Fortive and Altra of opinions of counsel to the effect that the Merger will be treated as a tax-free reorganization in which no gain will be recognized for U.S. federal income tax purposes. The opinions will be based upon various factual representations and assumptions, as well as certain undertakings made by Fortive and Newco. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the Distribution, the Merger may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinions of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Newco and holders of shares of Newco common stock could be materially less favorable. If the Merger were taxable, holders of shares of Newco common stock would be considered to have made a taxable sale of their shares of Newco common stock to Altra, and holders of shares of Newco common stock would generally recognize taxable gain or loss on their receipt of Altra common stock in the Merger. See “Material U.S. Federal Income Tax Consequences of the Transactions.”

Upon completion of the Transactions, Altra will incur significant expenses in connection with the integration of the A&S Business.

Upon completion of the Transactions, Altra expects to incur significant expenses in connection with the integration of the A&S Business, including integrating products and technology, personnel, information technology systems, accounting systems and suppliers of each business and implementing consistent standards, policies and procedures, and may possibly be subject to material write downs in assets and charges to earnings, which may include severance pay and other costs.

Altra will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and operating results.

Altra expects to incur significant one-time costs in connection with the Transactions, including approximately $85 to $95 million in transaction-related costs (of which $45 to $50 million will be capitalized) and approximately $24 million in non-recurring implementation costs during the first four years following the consummation of the Transactions that Altra management believes are necessary to realize the anticipated synergies from the Transactions. The incurrence of these costs may have a material adverse effect on Altra’s liquidity, cash flows and operating results in the periods in which they are incurred.

Some of Altra’s directors and executive officers have interests in seeing the Transactions completed that may be different from, or in addition to, those of other Altra stockholders. Therefore, some of Altra’s directors and executive officers may have a conflict of interest in recommending the proposals being voted on at Altra’s special meeting.

In considering the recommendations of the Altra board of directors that Altra’s stockholders vote to approve the Share Issuance, you should be aware that Altra’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Altra’s stockholders generally. The members of the Altra board of directors were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Merger, and in recommending to Altra’s stockholders that they vote to approve the Share Issuance.

The interests of Altra’s executive officers generally include the following:

•	potential enhanced severance payments in the event of a qualifying termination of employment within the first 24 months following the closing date of the Merger and certain terminations in anticipation of the Merger;

•	potential acceleration of equity awards held under the Altra Equity Plan in the event of a qualifying termination of employment within the first 24 months following the closing date of the Merger; and

•	conversion of performance shares into service-vesting restricted stock units immediately upon the closing of the Merger, with the performance goals deemed satisfied based on actual performance as of the last completed quarter prior to the closing date of the Merger.

The executive officers of Altra immediately prior to the closing of the Merger are generally expected to be the executive officers of Altra immediately after the closing of the Merger. None of Altra’s non-employee directors will receive any payments or benefits in connection with the Transactions, and the Transactions will have no impact on stock awards held by non-employee directors. For a description and quantification of the benefits that Altra’s executive officers may receive as a result of these interests, see “The Transactions—Interests of Altra’s Directors and Executive Officers in the Transactions.”

Altra may waive one or more of the conditions to the consummation of the Transactions without re-soliciting stockholder approval.

Altra may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Transactions, to the extent permitted by applicable law. If Altra waives the satisfaction of a material condition to the consummation of the Transactions, Altra will evaluate the appropriate facts and circumstances at that time and re-solicit stockholder approvals of the Share Issuance if required to do so by law or the rules of Nasdaq. In some cases, if the Altra board of directors determines that such waiver or its effect on Altra’s stockholders does not rise to the level of materiality that would require re-solicitation of proxies pursuant to applicable law or the rules of Nasdaq, Altra would complete the Transactions without seeking further stockholder approval. Any determination whether to waive any condition to the Transactions or as to re-soliciting Altra stockholder approval or amending this proxy statement as a result of a waiver will be made by the Altra board of directors at the time of such waiver based on the facts and circumstances as they exist at that time.

Risks Related to this Exchange Offer

Tendering Fortive stockholders may receive a reduced premium or may not receive any premium in this Exchange Offer.

This Exchange Offer is designed to permit you to exchange your shares of Fortive common stock for shares of Newco common stock at a     % discount to the per-share value of Newco common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your Fortive common stock accepted in this Exchange Offer, you will receive approximately $        of Newco common stock (subject to the exception described below). The value of the Fortive common stock will be based on the calculated per-share value of Fortive common stock on the NYSE and the value of the shares of Newco common stock will be based on the calculated per-share value of Altra common stock on Nasdaq, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates.

The number of shares you can receive is, however, subject to an upper limit of                  shares of Newco common stock for each share of Fortive common stock accepted in this Exchange Offer. As a result, you may receive less than $        of Newco common stock for each $100 of Fortive common stock, depending on the calculated per-share value of Fortive common stock and the calculated per-share value of Newco common stock at the expiration date. Because of the limit on the number of shares of Newco common stock you will receive in this Exchange Offer, if there is a drop of sufficient magnitude in the trading price of Altra common stock relative to the trading price of Fortive common stock, and/or if there is an increase of sufficient magnitude in the trading price of Fortive common stock relative to the trading price of Altra common stock, you may not receive $        of Newco common stock for each $100 of Fortive common stock, and could receive much less.

For example, if the calculated per-share value of Fortive common stock was $         (the highest closing price for Fortive common stock on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of Newco common stock was $         (the lowest closing price for Altra common stock on Nasdaq during that three-month period), the value of Newco common stock, based on the Altra common stock price, received for Fortive common stock accepted for exchange would be approximately $        for each $100 of Fortive common stock accepted for exchange.

This Exchange Offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of this Exchange Offer.” If the upper limit on the number of shares of Newco common stock that can be received for each share of Fortive common stock tendered is in effect, then the exchange ratio will be fixed at the upper limit.

For example, if the trading price of Fortive common stock were to increase during the last two full trading days of this Exchange Offer, the average Fortive stock price used to calculate the exchange ratio would likely be lower than the closing price of shares of Fortive common stock on the last full trading day prior to the expiration date of this Exchange Offer. As a result, you would receive fewer shares of Newco common stock, and therefore effectively fewer shares of Altra common stock, for each $100 of shares of Fortive common stock than you would have if the average Fortive stock price were calculated on the basis of the closing price of shares of Fortive common stock on the last full trading day prior to the expiration date of this Exchange Offer or on the basis of an averaging period that includes the last two full trading days prior to the expiration of the Exchange Offer period. Similarly, if the trading price of Altra common stock were to decrease during the last two full trading days prior to the expiration of the Exchange Offer period, the average Altra stock price used to calculate the exchange ratio would likely be higher than the closing price of Altra common stock on the last full trading day prior to the expiration date. This could also result in your receiving fewer shares of Newco common stock, and therefore effectively fewer shares of Altra common stock, for each $100 of Fortive common stock than you would otherwise receive if the average Altra common stock price were calculated on the basis of the closing price of Altra common stock on the last full trading day prior to the expiration date or on the basis of an averaging period that included the last two full trading days prior to the expiration of the Exchange Offer period.

In addition, there is no assurance that holders of shares of Fortive common stock that are exchanged for shares of Newco common stock in this Exchange Offer will be able to sell the shares of Altra common stock after receipt in the Merger at prices comparable to the calculated per-share value of Newco common stock at the expiration date. For example, in the event that this Exchange Offer is not fully subscribed, Fortive will distribute in the spin-off the remaining shares of Newco common stock that will convert into Altra common stock in the Merger. Fortive stockholders who receive Altra common stock as a result of the spin-off (in the event this Exchange Offer is not fully subscribed) and the Merger may not want to be Altra common stock holders and may sell those shares immediately in the public market. Although Fortive has no actual knowledge of any plan or intention of any significant stockholder of Fortive to sell the Altra common stock it receives as a result of the spin-off (in the event this Exchange Offer is not fully subscribed) and the Merger, it is possible that some Fortive stockholders will sell the Altra common stock they receive if, for reasons such as Altra’s business profile or market capitalization, Altra does not fit their investment objectives, or in the case of index funds, Altra is not a participant in the index in which they are investing. The sales of significant amounts of Altra common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of Altra’s common stock.

Following the conversion of shares of Newco common stock into shares of Altra common stock in the Merger, the former holders of shares of Newco common stock may experience a delay prior to receiving their shares of Altra common stock or their cash in lieu of fractional shares, if any.

Following the conversion of shares of Newco common stock into shares of Altra common stock, the former holders of shares of Newco common stock will receive their shares of Altra common stock or cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the merger exchange agent. Until the distribution of the shares of Altra common stock to the individual stockholder has been completed, the relevant holder of shares of Altra common stock will not be able to sell its shares of Altra common stock. Consequently, in case the market price for Altra common stock should decrease during that period, the relevant stockholder would not be able to stop any losses by selling the shares of Altra common stock. Similarly, the former holders of shares of Newco common stock who received cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant stockholder has been completed, and they will not receive interest payments for this time period.

Fortive stockholders’ investment will be subject to different risks after this Exchange Offer regardless of whether they elect to participate in this Exchange Offer.

•

If Fortive stockholders exchange all of their shares of Fortive common stock and this Exchange Offer is not oversubscribed, then they will no longer have an interest in Fortive, but instead they will directly own an interest in Altra. As a result, their investment will be subject exclusively to risks associated with Altra and not risks associated solely with Fortive.

•	If Fortive stockholders exchange all of their shares of Fortive common stock and this Exchange Offer is oversubscribed, then the offer will be subject to the proration procedures described below and, unless their odd-lot tender is not subject to proration, such Fortive stockholders will own an interest in both Fortive and Altra. As a result, their investment will be subject to risks associated with both Fortive and Altra.

•	If Fortive stockholders exchange some, but not all, of their shares of Fortive common stock, then regardless of whether this Exchange Offer is fully subscribed, the number of shares of Fortive common stock they own will decrease (unless they otherwise acquire shares of Fortive common stock), while the number of shares of Newco common stock, and therefore effectively shares of Altra common stock, they own will increase. As a result, their investment will be subject to risks associated with both Fortive and Altra.

•	In addition to the consequences of this Exchange Offer described above, in the event that this Exchange Offer is not fully subscribed, Fortive stockholders that remain stockholders of Fortive following the completion of this Exchange Offer will receive shares of Altra common stock (although they may instead receive only cash in lieu of a fractional share) when Fortive completes the spin-off described under “The Exchange Offer—Distribution of Newco Common Stock Remaining After this Exchange Offer.” As a result, their investment may be subject to risks associated with both Fortive and Altra.

Whether or not Fortive stockholders tender their shares of Fortive common stock, any Fortive shares they hold after the completion of this Exchange Offer will reflect a different investment from the investment they previously held because Fortive will no longer own the A&S Business.

Risks Related to the Combined Company’s Business Following the Transactions

Sales of Altra common stock after the Transactions may negatively affect the market price of Altra common stock.

The shares of Altra common stock to be issued in the Transactions to holders of shares of Newco common stock will generally be eligible for immediate resale. The market price of Altra common stock could decline as a result of sales of a large number of shares of Altra common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

It is expected that upon completion of the Transactions, pre-Merger holders of Newco common stock and Newco Employees will hold approximately 54% of Altra’s common stock on a fully-diluted basis and Altra’s existing stockholders will hold approximately 46% of Altra’s common stock on a fully-diluted basis, subject to adjustment in limited circumstances as provided in the Merger Agreement and as described in the section of this document entitled “The Merger Agreement—The Adjustment Payment.” Currently, Fortive stockholders may include index funds that have performance tied to certain stock indices and institutional investors subject to various investing guidelines.

Because Altra may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide to or may be required to sell the shares of Altra common stock that they receive in the Transactions. In addition, the investment fiduciaries of Fortive’s defined contribution plans may decide to sell any shares of Altra common stock that the trusts for these plans receive in the Transactions, or may decide not to participate in this Exchange Offer, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may also make it more difficult for Altra to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The historical financial information of the A&S Business may not be representative of its results or financial condition if it had been operated independently of Fortive and, as a result, may not be a reliable indicator of its future results.

The A&S Business is currently operated by Fortive. Consequently, the financial information of the A&S Business included in this prospectus has been derived from the combined financial statements and accounting records of the A&S Business and reflects all direct costs as well as assumptions and allocations made by management of Fortive. The financial position, results of operations and cash flows of the A&S Business presented may be different from those that would have resulted had the A&S Business been operated independently of Fortive during the applicable periods or at the applicable dates. For example, in preparing the financial statements of the A&S Business, Fortive made allocations of costs and Fortive corporate expenses deemed to be attributable to the A&S Business. However, these costs and expenses reflect the costs and expenses attributable to the A&S Business operated as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the A&S Business had it been operated independently. As a result, the historical financial information of the A&S Business may not be a reliable indicator of future results.

The unaudited pro forma combined financial information of Altra and the A&S Business is not intended to reflect what actual results of operations and financial condition would have been had Altra and the A&S Business been a combined company for the periods presented, and therefore these results may not be indicative of the combined company’s future operating performance.

Because Altra will combine with the A&S Business only upon completion of the Transactions, it has no available historical financial information that consolidates the financial results for the A&S Business and Altra. The historical financial statements contained or incorporated by reference in this document consist of the separate financial statements of Fortive, the A&S Business and Altra.

The unaudited pro forma combined financial information presented in this document is for illustrative purposes only and is not intended to, and does not purport to, represent what the combined company’s actual results or financial condition would have been if the Transactions had occurred on the relevant date. In addition, such unaudited pro forma combined financial information is based in part on certain assumptions regarding the Transactions that Altra believes are reasonable. These assumptions, however, are only preliminary and will be updated only after the consummation of the Transactions. The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting, with Altra considered the acquirer of the A&S Business. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair values of the tangible and intangible assets and liabilities of the A&S Business. In arriving at the estimated fair values, Altra has considered the preliminary appraisals of independent consultants which were based on a preliminary and limited review of the assets and liabilities related to the A&S Business to be transferred to, or assumed by, Newco and the Direct Sales Purchasers in the Transactions. Following the effective date of the Transactions, Altra expects to complete the purchase price allocation after considering the fair value of the A&S Business’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material. The unaudited pro forma combined financial information also does not reflect the costs of any integration activities or transaction-related costs or incremental capital spending that Altra management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the pro forma financial information included in this document does not reflect what Altra’s results of operations or operating condition would have been had Altra and the A&S Business been a consolidated entity during all periods presented, or what the combined company’s results of operations and financial condition will be in the future.

Altra’s business, financial condition and results of operations may be adversely affected following the Transactions if Altra cannot negotiate terms that are as favorable as those Fortive has received when Altra replaces contracts after the closing of the Transactions.

Prior to consummation of the Transactions, certain functions (such as treasury, cash management, tax compliance, benefits, corporate development, internal audit, purchasing and information systems) for the A&S Business are generally being performed or supported under centralized systems that will not be transferred to Altra and, in some cases, under contracts that are also used for Fortive’s other businesses and which are not intended to be assigned to Altra with the A&S Business. In addition, some other contracts that Fortive or its subsidiaries are a party to on behalf of the A&S Business require consents of third parties to assign them to Newco. While Fortive, under the Transition Services Agreement, will agree to provide Altra with certain limited services, there can be no assurance that Altra will be able to obtain those consents or negotiate terms that are as favorable as those Fortive received when and if Altra replaces these services with its own agreements for similar services. Although Altra believes that it will be able to obtain any such consents or enter into new agreements for similar services, it is possible that the failure to obtain consents for or replace a significant number of these agreements for any of these services or to replace them on terms that as are as favorable as those Fortive has received could have a material adverse impact on Altra’s business, financial condition and results of operations following completion of the Transactions.

Altra’s failure to successfully integrate the A&S Business and any future acquisitions into its business within its expected timetable could adversely affect the combined company’s future results and the market price of Altra’s common stock following the completion of the Transactions.

The success of the Transactions will depend, in large part, on Altra’s ability, as a combined company following the completion of the Transactions, to realize the anticipated benefits of the Transactions and on the sales and profitability of the combined company. To realize these anticipated benefits, the combined company must successfully integrate its businesses. This integration will be complex and time-consuming. The failure to successfully integrate and manage the challenges presented by the integration process may result in Altra’s failure to achieve some or all of the anticipated benefits of the Transactions.

Potential difficulties that may be encountered in the integration process include, among others:

•	the failure to implement Altra’s business plan for the combined company;

•	lost sales and customers as a result of customers of Altra or the A&S Business deciding not to do business with the combined company;

•	risks associated with managing the larger and more complex combined company;

•	integrating personnel of Altra and the A&S Business while maintaining focus on providing consistent, high-quality products and service to customers;

•	the loss of key employees;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	possible inconsistencies in standards, controls, procedures, policies and compensation structures;

•	the impact on Altra’s internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Transactions.

If any of these events were to occur, Altra’s ability to maintain relationships with customers, suppliers and employees or Altra’s ability to achieve the anticipated benefits of the Transactions could be adversely affected, or could reduce Altra’s sales or earnings or otherwise adversely affect Altra’s business and financial results after the Transactions and, as a result, adversely affect the market price of Altra’s common stock.

Apart from the Transactions, as part of Altra’s growth strategy, it has made and expects to continue to make, acquisitions. The combined company’s continued growth may depend on Altra’s ability to identify and acquire companies that complement or enhance the combined company’s business on acceptable terms. Altra may not be able to identify or complete future acquisitions. The combined company may not be able to integrate successfully its recent acquisitions, or any future acquisitions, operate these acquired companies profitably, or realize the potential benefits from these acquisitions.

Altra faces risks associated with its prior acquisitions of Svendborg Brakes A/S and S.B. Patent Holding ApS (collectively, “Svendborg”) and the shares and certain assets and liabilities of the Stromag business from GKN plc (“Stromag”).

In connection with Altra’s acquisitions of Svendborg and Stromag, Altra is subject to substantially all of the liabilities of Svendborg and Stromag, respectively, that were not satisfied on or prior to the corresponding closing date. There may be liabilities that Altra underestimated or did not discover in the course of performing its due diligence investigation of Svendborg and Stromag. Under the purchase agreements for the acquisitions, the sellers agreed to provide Altra with a limited set of representations and warranties, including with respect to outstanding and potential liabilities. Damages resulting from a breach of a representation or warranty could have a material and adverse effect on Altra’s financial condition and results of operations, and there is no guarantee that Altra would actually be able to recover all or any portion of the sums payable in connection with such breach.

The success of the combined company will also depend on relationships with third parties and pre-existing customers of Altra and the A&S Business, which relationships may be affected by customer or third-party preferences or public attitudes about the Transactions. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition or results of operations.

The combined company’s success will depend on Altra’s ability to maintain and renew relationships with pre-existing customers, suppliers and other third parties of both Altra and the A&S Business, and Altra’s ability to establish new relationships. There can be no assurance that the business of the combined company will be able to maintain and renew pre-existing contracts and other business relationships, or enter into or maintain new contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on Altra’s business, financial condition or results of operations as a combined company.

The growth of the combined company could suffer if the markets into which the combined company sells its products and services experience cyclicality.

The growth of the combined company will depend in part on the growth of the markets which the combined company serves and on the U.S. and global economies in general. Some of the markets Altra serves are highly cyclical, such as the metals, mining and energy markets, including oil, gas and renewable energy. The A&S Business serves certain industries that have historically been cyclical and have experienced periodic downturns that have had a material adverse impact on demand for the products that the A&S Business offers. In such an environment, expected cyclical activity or sales may not occur or may be delayed and may result in significant quarter-to-quarter variability in the combined company’s performance. Any of these factors could adversely affect the business, financial condition and results of operations of the combined company in any given period.

Defects, quality issues, inadequate disclosure or misuse with respect to the products and capabilities of the combined company could adversely affect the business, reputation and financial statements of the combined company.

Defects in, quality issues with respect to or inadequate disclosure of risks relating to the combined company’s products or the misuse of the combined company’s products, could lead to lost profits and other economic damage, property damage, personal injury or other liability resulting in third-party claims, criminal liability, significant costs, damage to its reputation and loss of business. Any of these factors could adversely affect the business, financial condition and results of operations of the combined company.

The combined company will have a substantial amount of indebtedness following the Transactions, which could materially adversely affect its financial condition.

Altra’s level of indebtedness will increase as a result of the Transactions. As of March 31, 2018, Altra had $279.7 million of indebtedness outstanding (of which $278.3 million was long-term indebtedness), and as of March 31, 2018 on a pro forma basis after giving effect to the Transactions, Altra would have had $1,722.1 million of indebtedness outstanding (of which $1,717.0 million would have been long-term indebtedness). In connection with the Transactions, Altra will engage in the following financing activities: the entry (a) by Altra into the Altra Term Loan B Facility in an aggregate principal amount of up to $1,340,000,000, the proceeds of which will be used, together with cash on hand of Altra or its subsidiaries (if necessary), to, among other things, (i) consummate the Direct Sales, (ii) repay in full and extinguish all outstanding indebtedness for borrowed money under Altra’s existing revolving credit facility under the Second Amended and Restated Credit Agreement, dated as of October 22, 2015, among Altra and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent and the lenders, other agents and other parties party thereto from time to time (as amended, amended and restated, supplemented or otherwise modified through the date hereof) and (iii) pay certain fees, costs and expenses in connection with the consummation of the Transactions and (b) by Altra (and at Altra’s option, Altra Industrial Motion Netherlands B.V. and any other wholly-owned direct and indirect subsidiaries of Altra to be agreed) into the Altra Revolving Credit Facility, a new senior secured revolving credit facility in an aggregate principal amount of up to $300,000,000. Altra and each of its subsidiaries will also guarantee the obligations of Newco incurred pursuant to the Notes, the Newco Securities or the Bridge Facility, each as described in further detail under “Debt Financing.” Despite its level of indebtedness, Altra has and expects to continue to have the ability to borrow additional debt.

After the consummation of the Transactions, Altra’s indebtedness could have important consequences, including but not limited to:

•	limiting its ability to fund working capital, capital expenditures and other general corporate purposes;

•	limiting its ability to accommodate growth by reducing funds otherwise available for other corporate purposes and to compete, which in turn could prevent Altra from fulfilling its obligations under its indebtedness;

•	limiting its operational flexibility due to the covenants contained in its debt agreements;

•	requiring it to dispose of significant assets in order to satisfy its debt service and other obligations if it is not able to satisfy these obligations from cash from operations or other sources;

•	to the extent that Altra’s debt is subject to floating interest rates, increasing Altra’s vulnerability to fluctuations in market interest rates;

•	limiting Altra’s ability to buy back Altra common stock or pay cash dividends;

•	limiting its flexibility in planning for, or reacting to, changes in its business or industry or economic conditions, thereby limiting its ability to compete with companies that are not as highly leveraged; and

•	increasing its vulnerability to economic downturns.

Altra’s ability to generate sufficient cash flow from operations to make scheduled payments on Altra’s debt will depend on a range of economic, competitive and business factors, many of which are outside its control. There can be no assurance that Altra’s business will generate sufficient cash flow from operations to make these payments. If Altra is unable to meet its expenses and debt obligations, Altra may need to refinance all or a portion of its indebtedness before maturity, sell assets or issue additional equity. Altra may not be able to refinance any of its indebtedness, sell assets or issue additional equity on commercially reasonable terms or at all, which could cause Altra to default on its obligations and impair its liquidity. Altra’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its debt obligations on commercially reasonable terms, would have a material adverse effect on Altra’s business, financial condition and results of operations, as well as on Altra’s ability to satisfy its debt obligations.

Altra’s ability to comply with the financial maintenance covenants cannot be assured.

The Altra Revolving Credit Facility will contain certain financial maintenance covenants requiring Altra to not exceed a maximum consolidated senior secured net leverage ratio and to maintain a minimum consolidated cash interest coverage ratio. There can be no assurance that Altra will be able to remain in compliance with these ratios. If Altra failed to comply with either of these covenants in a future period and was not able to obtain waivers from the lenders thereunder, Altra would need to refinance the Altra Revolving Credit Facility. However, there can be no assurance that such refinancing would be available to Altra on terms that would be acceptable to it or at all.

Altra and the A&S Business operate in the highly competitive power transmission and motion control industries and if Altra and the A&S Business are not able to compete successfully the combined company’s business may be significantly harmed.

Altra and the A&S Business operate in highly fragmented and very competitive markets in the power transmission and motion control industries. Some of Altra and the A&S Business’s competitors have achieved substantially more market penetration in certain of the markets in which Altra and the A&S Business operate, and some of Altra and the A&S Business’s competitors are larger than the combined company will be following the consummation of the Transactions and have greater financial and other resources. With respect to certain of Altra and the A&S Business’s products, Altra and the A&S Business compete with divisions of their original equipment manufacturer customers. Competition in their business lines is based on a number of considerations, including quality, reliability, pricing, availability, and design and application engineering support. Altra’s and the A&S Business’s customers increasingly demand a broad product range and Altra and the A&S Business must continue to develop their expertise in order to manufacture and market these products successfully. To remain competitive, regular investment in manufacturing, customer service and support, marketing, sales, research and development and intellectual property protection is required. In the future, the combined company may not have sufficient resources to continue to make such investments and may not be able to maintain its competitive position within each of the markets it serves. The combined company may have to adjust the prices of some of its products to stay competitive.

Additionally, some of Altra’s and the A&S Business’s larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If the combined company is not selected to become one of these preferred providers, the combined company may lose market share in some of the markets in which it competes.

There is substantial and continuing pressure on major original equipment manufacturers and larger distributors to reduce costs, including the cost of products purchased from outside suppliers. As a result of cost pressures from customers, Altra’s and the A&S Business’s ability to compete depends in part on their ability to generate production cost savings and, in turn, to find reliable, cost effective outside suppliers to source components or manufacture their products. If the combined company is unable to generate sufficient cost savings in the future to offset price reductions, then its gross margin could be materially adversely affected.

The combined company’s operating results could be negatively affected during economic downturns.

Global economic and financial market conditions have been weak and/or volatile in recent years, and those conditions have adversely affected the operations of Altra and the A&S Business and are expected to continue to adversely affect the operations of Altra and the A&S Business. A weakening of current conditions or a future downturn may adversely affect the combined company’s future results of operations and financial condition. Weak, challenging or volatile economic conditions in the end-markets, businesses or geographic areas in which the combined company sells its products could reduce demand for products and result in a decrease in sales volume for a prolonged period of time, which would have a negative impact on the combined company’s future results of operations.

International economic, political, legal, compliance and business factors could negatively affect the financial statements, operations and growth of the combined company.

Altra and the A&S Business derive significant sales from customers outside the United States and certain manufacturing operations, suppliers and employees of Altra and the A&S Business are located outside the United States. Altra expects the combined company to continue to increase its sales and presence outside the United States, particularly in high-growth markets. The international business of Altra and the A&S Business (and particularly their respective businesses in high-growth markets) is subject to risks associated with doing business internationally, and Altra’s future results could be materially adversely affected by a variety of factors, including:

•	fluctuations in currency exchange rates;

•	exchange rate controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	interest rates;

•	unexpected changes in regulatory requirements;

•	changes in foreign intellectual property law;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on Altra’s ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions;

•	potential political instability and the actions of foreign governments; and

•	restrictions on Altra’s ability to repatriate dividends from its subsidiaries.

In addition, the international operations of Altra and the A&S Business are governed by various U.S. laws and regulations, including the Foreign Corrupt Practices Act and other similar laws that prohibit Altra, the A&S Business and their respective business partners from making improper payments or offers of payment to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Any alleged or actual violations of these regulations may subject Altra and the A&S Business to government scrutiny, severe criminal or civil sanctions and other liabilities.

As Altra continues to expand the combined company’s business globally, its success will depend, in large part, on its ability to anticipate and effectively manage these and other risks associated with its international operations. However, any of these factors could materially adversely affect the combined company’s international operations and, consequently, its operating results.

Adverse conditions in the credit and capital markets may limit or prevent the combined company’s ability to borrow or raise capital.

While Altra believes it has and will continue to have facilities in place that should allow the combined company to borrow funds as needed to meet its ordinary course business activities, adverse conditions in the credit and financial markets could prevent the combined company from obtaining financing, if the need arises. The combined company’s ability to invest in its businesses and refinance or repay maturing debt obligations could require access to the credit and capital markets and sufficient bank credit lines to support cash requirements. If the combined company is unable to access the credit and capital markets on commercially reasonable terms, the combined company could experience a material adverse effect on its business, financial position or results of operations.

Altra and the A&S Business rely on independent distributors and the loss of these distributors could adversely affect the combined company’s business.

In addition to a direct sales force and manufacturer sales representatives, Altra depends on the services of independent distributors to sell its products and provide service and aftermarket support to its customers. Altra supports an extensive distribution network, with over 3,000 distributor locations worldwide. During the year ended December 31, 2017, approximately 26% of Altra’s net sales from continuing operations were generated through independent distributors. In particular, sales through Altra’s largest distributor accounted for approximately 6% of Altra’s net sales for the year ended December 31, 2017. Almost all of the distributors with whom Altra transacts business offer competitive products and services to Altra’s customers. In addition, the distribution agreements Altra has are typically non-exclusive and cancelable by the distributor after a short notice period. The A&S Business uses similar channels to sell its products and provide service and aftermarket support to its customers. The loss of any major distributor or a substantial number of smaller distributors or an increase in the distributors’ sales of Altra’s and the A&S Business’s competitors’ products to Altra’s and the A&S Business’s customers could materially reduce the combined company’s sales and profits.

The combined company must continue to invest in new technologies and manufacturing techniques; however, its ability to develop or adapt to changing technology and manufacturing techniques is uncertain and its failure to do so could place the combined company at a competitive disadvantage.

The successful implementation of Altra’s business strategy for the combined company requires it to invest continuously in new technologies and manufacturing techniques to evolve its existing products and introduce new products to meet its customers’ needs in the industries it serves and wants to serve. The combined company’s products are characterized by performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. Altra believes that its customers and those of the A&S Business rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality and availability;

•	price competitiveness;

•	technical expertise and development capability;

•	reliability and timeliness of delivery;

•	product design capability;

•	manufacturing expertise; and

•	sales support and customer service.

The combined company’s success depends on its ability to invest in new technologies and manufacturing techniques to continue to meet its customers’ changing demands with respect to the above factors. The combined company may not be able to make required capital expenditures and, even if the combined company does so, the combined company may be unsuccessful in addressing technological advances or introducing new products necessary to remain competitive within its markets. Furthermore, the combined company’s technological developments may not be able to produce a sustainable competitive advantage. If the combined company fails to invest successfully in improvements to its technology and manufacturing techniques, its business may be materially adversely affected.

Altra and the A&S Business rely on estimated forecasts of their original equipment manufacturer customers’ needs, and inaccuracies in such forecasts could materially adversely affect the combined company’s business.

Altra and the A&S Business generally sell their products pursuant to individual purchase orders instead of under long-term purchase commitments. Therefore, Altra and the A&S Business rely on estimated demand forecasts, based upon input from their customers, to determine how much material to purchase and product to manufacture. Because Altra’s and the A&S Business’s sales are based on purchase orders, their customers may cancel, delay or otherwise modify their purchase commitments with little or no consequence to them and with little or no notice to Altra or the A&S Business. For these reasons, Altra and the A&S Business generally have limited visibility regarding their customers’ actual product needs. The quantities or timing required by Altra’s and the A&S Business’s customers for their products could vary significantly. Whether in response to changes affecting the industry or a customer’s specific business pressures, any cancellation, delay or other modification in Altra’s or the A&S Business’s customers’ orders could significantly reduce the combined company’s revenue, impact its working capital, cause its operating results to fluctuate from period to period and make it more difficult for the combined company to predict its revenue. In the event of a cancellation or reduction of an order, the combined company may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on its business and the combined company may purchase too much inventory and spend more capital than expected, which may materially adversely affect its business.

From time to time, the combined company’s customers may experience deterioration of their businesses. In addition, during periods of economic difficulty, the combined company’s customers may not be able to accurately estimate demand forecasts and may scale back orders in an abundance of caution. As a result, existing or potential customers may delay or cancel plans to purchase the combined company’s products and may not be able to fulfill their obligations to the combined company in a timely fashion. Such cancellations, reductions or inability to fulfill obligations could significantly reduce the combined company’s revenue, impact its working capital, cause its operating results to fluctuate adversely from period to period and make it more difficult for the combined company to predict its revenue.

The combined company’s inability to efficiently utilize or renegotiate minimum purchase requirements in certain supply agreements could decrease its profitability.

The combined company’s ability to maintain and expand its business depends, in part, on its ability to continue to obtain raw materials and component parts on favorable terms from various suppliers. Agreements with some of the combined company’s suppliers contain minimum purchase requirements. Neither Altra nor the A&S Business can give any assurance that the combined company will be able to utilize the minimum amount of raw materials or component parts that it is required to purchase under certain supply agreements which contain minimum purchase requirements. If the combined company is required to purchase more raw materials or component parts than it is able to utilize in the operation of its business, the costs of providing their respective products would likely increase, which could decrease the combined company’s profitability and have a material adverse effect on the combined company’s business, financial condition and results of operations.

Disruption of the combined company’s supply chain could have an adverse effect on its business, financial condition and results of operations.

Altra’s and the A&S Business’s ability, including manufacturing or distribution capabilities, and that of their respective suppliers, business partners and contract manufacturers, to make, move and sell products is critical to the combined company’s success. Damage or disruption to Altra’s, the A&S Business’s or their respective suppliers’ manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics, strikes, repairs or enhancements at Altra’s, the A&S Business’s or their suppliers’ facilities, excessive demand, raw material shortages, or other reasons, could impair the combined company’s ability, and that of its suppliers, to manufacture or sell the combined company’s products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect the combined company’s business, financial condition and results of operations, as well as require additional resources to restore the combined company’s supply chain.

The materials used to produce the combined company’s products are subject to price fluctuations that could increase costs of production and adversely affect its profitability.

The materials used to produce the combined company’s products, especially electronic components, aluminum, rare-earth magnets, plastics, copper and steel, are sourced on a global or regional basis, and the prices of those materials are susceptible to price fluctuations due to supply and demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If the combined company is unable to continue to pass a substantial portion of such price increases on to its customers on a timely basis, its future profitability may be materially adversely affected. In addition, passing through these costs to the combined company’s customers may also limit the combined company’s ability to increase its prices in the future.

Altra and the A&S Business face potential liability claims relating to products they manufacture or distribute, which could result in the combined company having to expend significant time and expense to defend these claims and to pay material damages or settlement amounts.

Altra and the A&S Business face a business risk of exposure to product liability claims in the event that the use of their respective products is alleged to have resulted in injury or other adverse effects. Altra and the A&S Business currently have several product liability claims against them with respect to their products. Altra may not be able to obtain product liability insurance for the combined company on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could exceed any insurance that Altra maintains for the combined company and could have a material adverse effect on its business, financial condition, results of operations or its ability to make payments under the combined company’s debt obligations when due. In addition, Altra believes its business depends on the strong brand reputations it and the A&S Business have developed. In the event that Altra’s and the A&S Business’s reputations are damaged, the combined company may face difficulty in maintaining its pricing positions with respect to some of its products, which would reduce its sales and profitability.

The combined company also risks exposure to product liability claims in connection with products sold by businesses that it acquires. Altra cannot assure you that third parties that have retained responsibility for product liabilities relating to products manufactured or sold prior to the combined company’s acquisition of the relevant business or persons from whom it has acquired a business that are required to indemnify the combined company for certain product liability claims subject to certain caps or limitations on indemnification will in fact satisfy their obligations to the combined company with respect to liabilities retained by them or their indemnification obligations. If those third parties become unable to or otherwise do not comply with their respective obligations, including indemnity obligations, or if certain product liability claims for which the combined company is obligated were not retained by third parties or are not subject to these indemnities, the combined company could become subject to significant liabilities or other adverse consequences. Moreover, even in cases where third parties retain responsibility for product liabilities or are required to indemnify the combined company, significant claims arising from products that the combined company has acquired could have a material adverse effect on the combined company’s ability to realize the benefits from an acquisition, could result in the combined company reducing the value of goodwill that it has recorded in connection with an acquisition, or could otherwise have a material adverse effect on the combined company’s business, financial condition, or operations.

Altra and the A&S Business may be subject to litigation for a variety of claims, which could adversely affect the combined company’s business, financial condition or results of operations.

In addition to product liability claims and securities class action litigation, which has often been brought against a company following a decline in the market price of its securities, Altra, the A&S Business and the directors and officers of the combined company may be subject to claims arising from normal business activities. These may include claims, suits and proceedings involving stockholder and fiduciary matters, intellectual property, labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation or settlement or other resolution of a legal matter could adversely affect the combined company’s business, financial condition or results of operations, harm its reputation or otherwise negatively impact its business.

Altra and the A&S Business may be subject to work stoppages at their facilities, or their customers may be subjected to work stoppages, which could seriously impact the combined company’s operations and the profitability of its business.

As of December 31, 2017, Altra had approximately 4,580 full-time employees, of whom approximately 43% were located in North America (primarily in the United States), 42% in Europe, and 15% in Asia and the rest of the world, and the A&S Business employed approximately 4,750 persons, of whom approximately 40% were located in the United States and approximately 60% were employed outside the United States. Approximately 9% of Altra’s full-time factory U.S. employees are represented by labor unions. In addition, approximately 1,332 employees, or 82% of Altra’s European employees, are represented by labor unions or works councils. Approximately 45 employees in the Lamiflex production facilities in Brazil are represented by a works council. Additionally, approximately 79 employees in the TB Wood’s production facility in Mexico are unionized under a collective bargaining agreement that is subject to annual renewals. Of the A&S Business’s U.S. employees, approximately 17% were hourly rated, unionized employees.

Altra is a party to three U.S. collective bargaining agreements. The agreements will expire in November 2019, June 2020 and February 2021. Altra is also party to a collective bargaining agreement with approximately 42 union employees at its Toronto, Canada manufacturing facility. That agreement will expire in July 2018. Altra may be unable to renew these agreements on terms that are satisfactory to it, if at all. One of the three U.S. collective bargaining agreements contains provisions for additional, potentially significant, lump-sum severance payments to all employees covered by that agreement who are terminated as the result of a plant closing, and one of Altra’s collective bargaining agreements contains provisions restricting its ability to terminate or relocate operations. Altra’s facilities in Europe and Brazil have employees who are generally represented by local or national social works councils. Social works councils meet with employer industry associations periodically to discuss employee wages and working conditions. Altra’s facilities in Denmark, France, Germany, Slovakia, and Brazil often participate in such discussions and adhere to any agreements reached.

The A&S Business is currently party to four U.S. collective bargaining agreements. The agreements will expire in January 2019, April 2019, September 2020 and November 2020. The A&S Business may be unable to renew these agreements on terms that are satisfactory to it, if at all. Three of the four U.S. collective bargaining agreements contain provisions for potentially significant severance payments to any employees covered by the agreements who have their employment terminated as a result of a plant closing. Additionally, three of the four U.S. collective bargaining agreements require the payment of potentially significant vacation accruals upon qualifying separations from employment. Outside the United States, the A&S Business has government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of its employees are represented by unions and/or works councils.

If the combined company’s unionized workers or those represented by a works council were to engage in a strike, work stoppage or other slowdown in the future, the combined company could experience a significant disruption of its operations. Such disruption could interfere with the combined company’s ability to deliver products on a timely basis and could have other negative effects, including decreased productivity and increased labor costs. In addition, if a greater percentage of the combined company’s work force becomes unionized, the combined company’s business and financial results could be materially adversely affected. Many of the combined company’s direct and indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where the combined company’s products are used and could cause cancellation of purchase orders with the combined company or otherwise result in reduced revenues from these customers.

Changes in employment laws could increase the combined company’s costs and may adversely affect its business.

Various federal, state and international labor laws govern its relationship with employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates paid, leaves of absence, mandated health and other benefits, and citizenship requirements. Significant additional government-imposed increases or new requirements in these areas could materially affect the combined company’s business, financial condition, operating results or cash flow.

In the event the combined company’s employee-related costs rise significantly, the combined company may have to curtail the number of its employees or shut down certain manufacturing facilities. Any such actions would not only be costly but could also materially adversely affect its business.

Altra depends on the services of key executives, the loss of whom could materially harm its business.

Altra’s senior executives are important to its success because they are instrumental in setting its strategic direction, operating its business, maintaining and expanding relationships with distributors, identifying, recruiting and training key personnel, identifying expansion opportunities, executing merger and acquisition transactions and arranging necessary financing. Losing the services of any of these individuals could adversely affect its business until a suitable replacement could be found. Altra believes that its senior executives could not easily be replaced with executives of equal experience and capabilities, but it cannot prevent its key executives from terminating their employment with Altra. Altra does not maintain key person life insurance policies on any of its executives.

If the combined company loses certain of its key sales, marketing or engineering personnel, its business may be adversely affected.

Altra’s success depends on its ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for these persons in the power transmission and motion control industries is intense and Altra may not be able to successfully recruit, train or retain qualified personnel. If Altra fails to retain and recruit the necessary personnel, the combined company’s business and its ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. If certain of these key personnel were to terminate their employment with Altra and the A&S Business, the combined company may experience difficulty replacing them, and its business could be harmed.

Altra and the A&S Business are subject to environmental laws that could impose significant costs on the combined company and the failure to comply with such laws could subject the combined company to sanctions and material fines and expenses.

Altra and the A&S Business are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and clean up contaminated sites that are or were owned, leased, operated or used by Altra, the A&S Business or their respective predecessors. Some of these laws and regulations require Altra and the A&S Business to obtain permits, which contain terms and conditions that impose limitations on their respective ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. From time to time, the combined company’s operations may not be in full compliance with the terms and conditions of its permits. The operation of manufacturing plants entails risks related to compliance with environmental laws, requirements and permits, and a failure by Altra and the A&S Business to comply with applicable environmental laws, regulations or permits could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of clean up, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, the combined company could incur capital or operating costs beyond those currently anticipated.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation. As a practical matter, however, the costs of investigation and remediation generally are allocated among the viable responsible parties on some form of equitable basis. Liability also may include damages to natural resources. In addition, from time to time, Altra and the A&S Business are notified that each is a potentially responsible party and may have liability in connection with off-site disposal facilities. There can be no assurance that the combined company will be able to resolve pending and future matters relating to off-site disposal facilities at all or for nominal sums.

There is contamination at some of Altra’s and the A&S Business’s current facilities, primarily related to historical operations at those sites, for which the combined company could be liable for the investigation and remediation under certain environmental laws. The potential for contamination also exists at other of Altra’s and the A&S Business’s current or former sites, based on historical uses of those sites. The combined company’s costs or liability in connection with potential contamination conditions at its facilities cannot be predicted at this time because the potential existence of contamination has not been investigated or not enough is known about the environmental conditions or likely remedial requirements. Currently, with respect to certain of Altra’s and the A&S Business’s facilities, other parties with contractual liability are addressing or have plans or obligations to address those contamination conditions that may pose a material risk to human health, safety or the environment. In addition, there may be environmental conditions currently unknown to Altra and the A&S Business relating to their respective prior, existing or future sites or operations or those of predecessor companies whose liabilities the combined company may have assumed or acquired which could have a material adverse effect on its business.

Altra and the A&S Business are being indemnified, or expect to be indemnified, by third parties subject to certain caps or limitations on the indemnification, for certain environmental costs and liabilities associated with certain owned or operated sites. Altra cannot assure you that third parties who indemnify or who are expected to indemnify Altra and the A&S Business for certain environmental costs and liabilities associated with certain owned or operated sites will in fact satisfy their indemnification obligations. If those third parties become unable to, or otherwise do not, comply with their respective indemnity obligations, or if certain contamination or other liability for which Altra and the A&S Business are obligated is not subject to these indemnities, the combined company could become subject to significant liabilities.

Altra may not be able to protect its or the A&S Business’s intellectual property rights, brands or technology effectively, which could allow competitors to duplicate or replicate the combined company’s technology and could adversely affect the combined company’s ability to compete.

Altra and the A&S Business rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as on license, non-disclosure, employee and consultant assignment and other agreements and domain names registrations in order to protect their respective proprietary technology and rights. Applications for protection of the combined company’s intellectual property rights may not be allowed, and the rights, if granted, may not be maintained. In addition, third parties may infringe or challenge Altra’s and the A&S Business’s intellectual property rights. In some cases, Altra and the A&S Business rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to Altra’s and the A&S Business’s unpatented technology. In addition, in the ordinary course of Altra’s operations, Altra pursues potential claims from time to time relating to the protection of certain products and intellectual property rights, including with respect to some of its more profitable products. Such claims could be time-consuming, expensive and divert resources. If Altra is unable to maintain the proprietary nature of its and the A&S Business’s technologies or proprietary protection of its and the A&S Business’s brands, the combined company’s ability to market or be competitive with respect to some or all of its products may be affected, which could reduce its sales and profitability.

The combined company or its products could infringe on the intellectual property of others, which may cause it to engage in costly litigation and, if the combined company is not successful, could cause the combined company to pay substantial damages and prohibit it from selling its products.

Third parties may assert infringement or other intellectual property claims against the combined company based on their patents or other intellectual property claims, and the combined company may have to pay substantial damages, possibly including treble damages, if it is ultimately determined that the combined company’s products infringe. The combined company may have to obtain a license to sell its products if it is determined that its products infringe upon another party’s intellectual property. The combined company might be prohibited from selling its products before it obtains a license, which, if available at all, may require it to pay substantial royalties. Even if infringement claims against the combined company are without merit, defending these types of lawsuits takes significant time, may be expensive and may divert management attention from other business concerns.

Goodwill and indefinite-lived intangibles comprise a significant portion of Altra’s stand-alone total assets and will comprise a significant portion of the combined company’s total assets, and if Altra determines that goodwill or indefinite-lived intangibles become impaired in the future, the combined company’s net income in such years may be materially and adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. The proposed Transactions will add approximately $3.1 billion of goodwill and other intangible assets to Altra’s consolidated balance sheet. Due to the acquisitions Altra has completed historically, goodwill comprises a significant portion of its total assets. In addition, indefinite-lived intangibles, primarily tradenames and trademarks, comprise a significant portion of its total assets. Altra reviews goodwill and indefinite-lived intangibles annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. Future reviews of goodwill and indefinite-lived intangibles could result in future reductions. Any reduction in net income resulting from the write down or impairment of goodwill and indefinite-lived intangibles could adversely affect Altra’s financial results. If economic conditions deteriorate Altra may be required to impair goodwill and indefinite-lived intangibles in future periods.

Unplanned repairs or equipment outages could interrupt production and reduce income or cash flow.

Unplanned repairs or equipment outages, including those due to natural disasters, could result in the disruption of the combined company’s manufacturing processes. Any interruption in the combined company’s manufacturing processes would interrupt its production of products, reduce its income and cash flow and could result in a material adverse effect on its business and financial condition.

Altra’s and the A&S Business’s operations are highly dependent on information technology infrastructure and failures could significantly affect the combined company’s business.

Altra and the A&S Business depend heavily on their information technology (“IT”) infrastructure in order to achieve their business objectives. If Altra or the A&S Business experiences a problem that impairs this infrastructure, such as a computer virus, a problem with the functioning of an important IT application or an intentional disruption of its IT systems by a third party, the resulting disruptions could impede the combined company’s ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on its business in the ordinary course. Any such events could cause the combined company to lose customers or revenue and could require the combined company to incur significant expense to eliminate these problems and address related security concerns.

Computer viruses, malware and other “hacking” programs and devices (“hacking events”) expose the combined company to risk of theft of assets including cash. Any such event could require the combined company to incur significant expense to eliminate these problems and address related security concerns. Hacking events may also cause significant damage, delays or interruptions to the combined company’s systems and operations or to certain of the products that the combined company sells resulting in damage to its reputation and brand names.

Additionally, hacking events may attack the combined company’s infrastructure, industrial machinery, software or hardware, causing significant damage, delays or other service interruptions to its systems and operations. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, increasingly sophisticated malware may target real-world infrastructure or product components, including certain of the products that Altra and the A&S Business currently sell or may in the future sell by attacking, disrupting, reconfiguring and/or reprogramming industrial control software. Hacking events could result in significant damage to the combined company’s infrastructure, industrial machinery, systems or databases. The combined company may incur significant costs to protect its systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking events. Moreover, if hacking events affect the combined company’s systems or products, its reputation and brand names could be materially damaged and use of its products may decrease.

If Altra is unable to successfully implement its Enterprise Resource Planning system across Altra or such implementation is delayed, its operations may be disrupted or become less efficient.

Altra is in the process of implementing an Enterprise Resource Planning system entitled “SAP” worldwide, with the aim of enabling management to achieve better control over Altra through: improved quality, reliability and timeliness of information; improved integration and visibility of information stemming from different management functions and countries; and optimization and global management of corporate processes. The adoption of the SAP system, which replaces the existing accounting and management systems, poses several challenges relating to, among other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data, and the potential instability of the new system. In order to mitigate the impact of such critical issues, Altra decided to implement the SAP system on a step-by-step basis, both geographically and in terms of processes. If the remaining implementation of the SAP system is delayed, in whole or in part, Altra would continue to use its current systems which may not be sufficient to support its planned operations, and significant upgrades to the current systems may be warranted or required to meet its business needs pending SAP implementation. In addition, Altra relies on third-party vendors to provide long-term software maintenance support and hosting services for its information systems. Software vendors may decide to discontinue further development, integration or long-term software maintenance support for Altra’s information systems, which may increase Altra’s operational expense as well as disrupt the management of its business operations. In addition, Altra does not control the operation of any third-party hosting facilities. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these disasters or other unanticipated problems with Altra’s third-party hosting vendors could disrupt the management of, and have a material adverse effect on, Altra’s business operations. However, there can be no assurance that the new SAP system will be successfully implemented and failure to do so could have a material adverse effect on Altra’s operations.

Altra faces risks associated with its exposure to variable interest rates and foreign currency exchange rates.

Altra is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of its indebtedness, including indebtedness incurred under the Altra Term Loan B Facility and Altra Revolving Credit Facility, bears interest at variable rates, generally linked to market benchmarks such as LIBOR. Any increase in interest rates would increase Altra’s finance expenses relating to its variable rate indebtedness and increase the costs of refinancing its existing indebtedness and issuing new debt. A portion of Altra’s indebtedness is also euro-denominated. In addition, Altra conducts its business and incurs costs in the local currency of the countries in which it operates. As Altra continues expanding its business into markets such as Europe, China, Australia, India and Brazil, it expects that an increasing percentage of its revenue and cost of sales will be denominated in currencies other than the U.S. dollar, Altra’s reporting currency. As a result, Altra is subject to currency translation risk, whereby changes in exchange rates between the dollar and the other currencies in which Altra borrows and does business could result in foreign exchange losses and have a material adverse effect on its results of operations.

Altra is exposed to swap counterparty credit risk that could materially and adversely affect its business, operating results and financial conditions.

From time to time, Altra relies on interest rate swap contracts and cross-currency swap contracts and hedging arrangements to effectively manage its interest rate risk. Failure to perform under derivatives contracts by one or more of Altra’s counterparties could disrupt its hedging operations, particularly if Altra were entitled to a termination payment under the terms of the contract that it did not receive, if Altra had to make a termination payment upon default of the counterparty or if Altra were unable to reposition the swap with a new counterparty.

Altra is subject to tax laws and regulations in many jurisdictions, and the inability to successfully defend claims from taxing authorities related to its current or acquired businesses could adversely affect its operating results and financial position.

Altra conducts business in many countries, which requires it to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the subjectivity of tax laws between those jurisdictions as well as the subjectivity of factual interpretations, Altra estimates of income tax liabilities may differ from actual payments or assessments. Claims from taxing authorities related to these differences could have an adverse impact on Altra’s operating results and financial position. Moreover, changes to tax laws and regulations in the United States or other countries where Altra does business could have an adverse effect on its operating results and financial position.

Tax reform may significantly affect the combined company and its stockholders.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (“TCJA”), which significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates,

including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitations of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitations of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, modifying or repealing many business deductions and credits and putting into effect the migration from a “worldwide” system of taxation to a territorial system. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and the combined company’s business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will adjust their policies in response to the newly enacted federal tax law. The impact of this tax reform as well as other tax laws and regulations in the United States or other countries where the combined company does business on holders of its common stock and its operating results and financial position is uncertain and could be adverse.

Certain of Altra’s businesses are exposed to renewable energy markets which depend significantly on the availability and size of government subsidies and economic incentives.

Certain of Altra’s businesses sell product to customers within the renewable energy market, which among other energy sources includes wind energy and solar energy. This market is inherently cyclical and can be impacted by governmental policy, the comparative cost differential between various forms of energy, and the general macroeconomic climate.

At present, the cost of many forms of renewable energy may exceed the cost of conventional power generation in locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of renewable energy sources such as wind energy and solar energy. Renewable energy policies are in place in the European Union, certain countries in Asia, including China, Japan, India and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of renewable energy products to promote the use of renewable energy and to reduce dependency on other forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Reductions in, or eliminations of, government subsidies and economic incentives could reduce demand for Altra’s products and, as Altra’s customers attempt to compete on a level playing field with other forms of nonrenewable energy, also increase pressure to reduce cost throughout the supply chain. Lower demand or increased pricing pressure could adversely affect Altra’s business prospects and results of operations.

Regulations related to conflict minerals could adversely impact the combined company’s business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (“DRC”) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements required country of origin inquiries and potentially due diligence, with initial disclosure requirements beginning in May 2014 relating to activities in 2013. There have been and will continue to be costs associated with complying with these disclosure requirements, including for country of origin inquiries and due diligence to determine the sources of conflict minerals used in the combined company’s products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. These rules could adversely affect the sourcing, supply and pricing of materials used in the combined company’s products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, the combined company cannot be sure that it will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, the combined company may face reputational challenges if it determines that certain of its products contain minerals not determined to be conflict free or if the combined company is unable to verify sufficiently the origins for all conflict minerals used in its products through the procedures it has implemented.

Altra may not be able to achieve the efficiencies, savings and other benefits anticipated from its cost reduction, margin improvement and other business optimization initiatives.

Altra has in the past undertaken and expects to continue to undertake various restructuring activities and cost reduction initiatives in an effort to better align its organizational structure and costs with its strategy. Altra cannot assure you that it will be able to achieve all of the cost savings that it expects to realize from current or future activities and initiatives. Furthermore, in connection with these activities, Altra may experience a disruption in its ability to perform functions important to its strategy. Unexpected delays, increased costs, challenges with adapting its internal control environment to a new organizational structure, inability to retain and motivate employees or other challenges arising from these initiatives could adversely affect its ability to realize the anticipated savings or other intended benefits of these activities and could have a material adverse impact on its financial condition and operating results.

The uncertainty surrounding the implementation and effect of Brexit and related negative developments in the European Union could adversely affect the combined company’s business and financial results. The vote by the United Kingdom to leave the European Union could adversely affect the combined company.

In a Referendum of the United Kingdom held on June 23, 2016, the United Kingdom voted to leave the European Union (referred to as “Brexit” or “Brexit Referendum”), which could cause disruptions to and create uncertainty surrounding the combined company’s business, including affecting its relationships with the combined company’s existing and future customers, suppliers and employees, which could have an adverse effect on its business, financial results and operations. The formal process for the United Kingdom leaving the European Union began in March 2017, when the United Kingdom served notice to the European Council under Article 50 of the Treaty of Lisbon. The long-term nature of the United Kingdom’s relationship with the European Union is unclear and there is considerable uncertainty when any relationship will be agreed to and implemented. The political and economic instability created by Brexit has caused and may continue to cause significant volatility in global financial markets and uncertainty regarding the regulation of data protection in the United Kingdom. Brexit could also have the effect of disrupting the free movement of goods, services and people between the United Kingdom, the European Union and elsewhere. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. The measures could potentially disrupt the markets the combined company serves and the tax jurisdictions in which the combined company operates and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause the combined company to lose customers, suppliers and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Further, in the Brexit Referendum, Scotland voted to remain in the European Union, while England and Wales voted to exit. The disparity has renewed the Scottish independence movement. Scottish leaders have publicly stated that a second independence referendum will not be held until after the terms of the Brexit are clear; however, plans may change. Political issues and a potential breakup of the United Kingdom could create legal and economic uncertainty in the region and have a material adverse effect on the combined company and other economies in which it operates. There can be no assurance that any or all of these events will not have a material adverse effect on the combined company’s business operations, results of operations and financial condition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus (including information included or incorporated by reference herein) contains certain statements relating to future events and each of Fortive’s, Newco’s and Altra’s intentions, beliefs, expectations and predictions for the future, including, but not limited to, statements concerning future business conditions and prospects, growth opportunities and estimates of growth, the outlook for each of Fortive’s, Newco’s and Altra’s business, the expected benefits of the Transactions, integration plans and expected synergies therefrom and the expected timing of consummation of the Transactions described in this prospectus based upon information currently available. Any such statements, other than statements of historical fact, are forward-looking statements. Wherever possible, these “forward-looking” statements have been identified by words such as “will,” “may,” “anticipates,” “believes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “targets,” “forecasts,” and similar phrases. These forward-looking statements are based upon current assumptions and expectations of each of Fortive’s, Newco’s and Altra’s management. Such forward-looking statements are subject to risks and uncertainties that could cause each of Fortive’s, Newco’s and Altra’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements included in this document. These risks and uncertainties include risks relating to:

•	Altra’s ability to obtain requisite stockholder approval to complete the Transactions;

•	Fortive being unable to obtain the IRS Ruling and other regulatory approvals required to complete the Transactions, or such required approvals delaying the Transactions or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transactions;

•	other conditions to the closing of the Transactions not being satisfied;

•	a material adverse change, event or occurrence affecting Altra or the A&S Business prior to the closing of the Transactions delaying the Transactions or causing the companies to abandon the Transactions;

•	problems arising in successfully integrating the A&S Business and Altra, which may result in the combined company not operating as effectively and efficiently as expected;

•	Altra’s ability to achieve the synergies expected to result from the Transactions in the estimated amounts and within the anticipated time frame, if at all;

•	the possibility that the Transactions may involve other unexpected costs, liabilities or delays;

•	the possibility that there may be delays in consummating the Transactions, or the Transactions may not be consummated at all;

•	the possibility that the failure to complete the Transactions could adversely affect the market price of Fortive or Altra common stock as well as each of Fortive’s, Newco’s and Altra’s business, financial condition and results of operations;

•	the possibility that if completed, the Transactions may not be successful or achieve their anticipated benefits;

•	the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transactions;

•	disruptions from the Transactions harming relationships with customers, employees or suppliers;

•	dependence upon broad-based acceptance of the combined company’s products and services;

•	the presence of competitors with greater financial resources than the combined company and their strategic response to the combined company’s products;

•	the possibility that conditions of the capital markets during the periods covered by the forward-looking statements may have an adverse effect on each company’s businesses, financial condition, results of operations and cash flows;

•	uncertainties regarding future prices, industry capacity levels and demand for each company’s products, raw materials and energy costs and availability, changes in governmental regulations or the adoption of new laws or regulations that may make it more difficult or expensive to operate each company’s businesses or manufacture its products before or after the Transactions, each company’s ability to generate sufficient cash flow from its businesses before and after the Transactions, future economic conditions in the specific industries to which its respective products are sold and global economic conditions;

•	future compliance with debt covenants and access to capital;

•	Altra and Newco may be unable to timely satisfy all conditions to the financings required in connection with the Transactions; and

•	other risk factors discussed herein and listed from time to time in Fortive’s and Altra’s public filings with the SEC.

In addition, other factors besides those listed here could adversely affect each of Fortive’s, Newco’s and Altra’s business and results of operations. Other unknown or unpredictable factors could also have a material adverse effect on each of Fortive’s, Newco’s and Altra’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties, see the section of this document entitled “Risk Factors.” As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. None of Fortive, Newco or Altra undertakes, and each expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its respective expectations, except as required by law.

Because forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond each of Fortive’s, Newco’s and Altra’s control or are subject to change, actual results could be materially different and any or all of these forward-looking statements may turn out to be wrong. Forward-looking statements speak only as of the date made and can be affected by assumptions each of Fortive, Newco and Altra might make or by known or unknown risks and uncertainties. Many factors mentioned in this prospectus and in Fortive’s and Altra’s annual and quarterly reports will be important in determining future results. Consequently, none of Fortive, Newco or Altra can assure you that expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, none of Fortive, Newco or Altra undertakes, and each expressly disclaims, any obligation to update any forward-looking or other statements, whether as a result of new information, future events, or otherwise.

THE EXCHANGE OFFER

Terms of this Exchange Offer

General

Fortive is offering to exchange all shares of Newco common stock that are owned by Fortive for shares of Fortive common stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this prospectus forms a part, by 8:00 a.m., New York City time, on                     , 2018, unless this Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on                     , 2018 or any later date to which this Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of Fortive common stock.

An aggregate of 35 million shares of Newco common stock will be held by Fortive upon completion of the Separation. The number of shares of Fortive common stock that will be accepted if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of Newco common stock offered and the number of shares of Fortive common stock tendered.

Fortive’s obligation to complete this Exchange Offer is subject to important conditions that are described in the section entitled “—Conditions to Consummation of this Exchange Offer.”

For each share of Fortive common stock that you validly tender in this Exchange Offer and do not properly withdraw and that is accepted, you will receive a number of shares of Newco common stock at a     % discount to the per-share value of Altra common stock, calculated as set forth below, subject to an upper limit of                  shares of Newco common stock per share of Fortive common stock. Stated another way, subject to the upper limit described below, for each $100 of Fortive common stock accepted in this Exchange Offer, you will receive approximately $        of Newco common stock.

The final calculated per-share value and per-share value, as applicable, will be equal to:

1.	with respect to Fortive common stock, the simple arithmetic average of the daily VWAP of Fortive common stock on the NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. displayed under the heading Bloomberg VWAP on the Bloomberg page “FTV UN<Equity>VAP” (or its equivalent successor page if such page is not available); and

2.	with respect to Newco common stock, the simple arithmetic average of the daily VWAP of Altra common stock on Nasdaq for each of the Valuation Dates, as reported by Bloomberg L.P. displayed under the heading Bloomberg VWAP on the Bloomberg page “AIMC UW<Equity>VAP” (or its equivalent successor page if such page is not available).

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. Fortive will determine such calculations of the per-share value of Fortive common stock and the per-share value of Newco common stock, and such determination will be final.

If the upper limit on the number of shares of Newco common stock that can be received for each share of Fortive common stock tendered is in effect, then the exchange ratio will be fixed at the limit.

Upper Limit

The number of shares of Newco common stock you can receive is subject to an upper limit of                  shares of Newco common stock for each share of Fortive common stock accepted in this Exchange

Offer. If the upper limit is in effect, a stockholder will receive less than $        of Newco common stock for each $100 of Fortive common stock that the stockholder validly tenders, that is not properly withdrawn and that is accepted in this Exchange Offer, and the stockholder could receive much less. This limit was calculated based on a     % discount for shares of Newco common stock based on the average of the daily VWAPs of Fortive common stock and Altra common stock on                     , 2018,                     , 2018, and                     , 2018 (the last three full trading days ending on the second to last full trading day prior to commencement of this Exchange Offer). Fortive set this limit to ensure that an unusual or unexpected drop in the trading price of Altra common stock, relative to the trading price of Fortive common stock, would not result in an unduly high number of shares of Newco common stock being exchanged for each share of Fortive common stock accepted in this Exchange Offer.

Pricing Mechanism

The terms of this Exchange Offer are designed to result in your receiving $        of Newco common stock for each $100 of Fortive common stock validly tendered, not properly withdrawn and accepted in this Exchange Offer based on the calculated per-share values described above. This Exchange Offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of Newco common stock exchanged for each $100 of Fortive common stock being valued higher than approximately $        . Regardless of the final exchange ratio, the terms of this Exchange Offer would always result in you receiving approximately $        of Newco common stock for each $100 of Fortive common stock, so long as the upper limit is not in effect. See the table on page 84 for purposes of illustration.

Subject to the upper limit described above, for each $100 of Fortive common stock accepted in this Exchange Offer, you will receive approximately $        of Newco common stock. The following formula will be used to calculate the number of shares of Newco common stock you will receive for shares of Fortive common stock accepted in this Exchange Offer:

Number of shares of Newco common stock	=	Number of shares of Fortive common stock tendered and accepted, multiplied by the lesser of:	(a) (the upper limit) and	(b) 100% of the calculated per-share value of Fortive common stock divided by % of the calculated per-share value of Newco common stock (calculated as described below)

The calculated per-share value of a share of Fortive common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Fortive common stock on the NYSE on each of the Valuation Dates. The calculated per-share value of a share of Newco common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Altra common stock on Nasdaq on each of the Valuation Dates.

To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $        per share of Fortive common stock and $        per share of Altra common stock, you would receive              ($        divided by     % of $      ) shares of Newco common stock for each share of Fortive common stock accepted in this Exchange Offer. In this example, the upper limit of                  shares of Newco common stock for each share of Fortive common stock would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $        per share of Fortive common stock and $        per share of Altra common stock, the upper limit would apply and you would

only receive                  shares of Newco common stock for each share of Fortive common stock accepted in this Exchange Offer because the limit is less than              ($        divided by     % of $          ) shares of Newco common stock for each share of Fortive common stock. Because the upper limit would apply, this Exchange Offer would be automatically extended until 8:00 a.m., New York City time, on the second trading day following the originally contemplated expiration date, and the exchange ratio would be fixed at the upper limit.

Indicative Per-Share Values

Indicative exchange ratios, calculated per-share values of Fortive common stock, calculated per-share values of Newco common stock and the final exchange ratio used to determine the number of shares of Newco common stock to be exchanged per share of Fortive common stock will be available commencing after the close of trading on the third trading day of this Exchange Offer by contacting the information agent at the toll-free number provided on the back cover of this prospectus on each day of the Exchange Offer period prior to the announcement of the final exchange ratio. In addition, a website will be maintained at http://investors.fortive.com/altra that provides indicative exchange ratios, calculated per-share values of Fortive common stock and calculated per-share values of Newco common stock.

From the commencement of this Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (i) Fortive common stock, which will equal the simple arithmetic average of the daily VWAP of Fortive common stock, as calculated by Fortive, on each of the three prior full trading days and (ii) Newco common stock, which will equal the simple arithmetic average of the daily VWAP of Altra common stock, as calculated by Fortive, on each of the three prior full trading days.

On the first two Valuation Dates, when the values of Fortive common stock and Newco common stock are calculated for the purposes of this Exchange Offer, the indicative calculated per-share values of Fortive common stock and the indicative calculated per-share values of Newco common stock, as calculated by Fortive, will each equal (i) after the close of trading on the NYSE and Nasdaq on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE and Nasdaq on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m., New York City time, on the second trading day immediately preceding the expiration date of this exchange offer.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Newco common stock that you will receive for each share of Fortive common stock accepted in this Exchange Offer will be available at http://investors.fortive.com/altra and announced by press release by 9:00 a.m., New York City time, on                 , 2018, the second to last full trading day prior to the expiration date, unless this Exchange Offer is extended or terminated.

After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

Each of the daily VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.

If Fortive common stock or Altra common stock does not trade on any of the Valuation Dates, the calculated per-share value of Fortive common stock and the calculated per-share value of Newco common stock will be determined using the daily VWAP of Fortive common stock and Altra common stock on the preceding full trading day or days, as the case may be, on which both Fortive common stock and Altra common stock did trade.

Since this Exchange Offer is scheduled to expire at 8:00 a.m., New York City time, on the expiration date, and the final exchange ratio will be announced by 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date of this Exchange Offer, you will be able to tender or withdraw your shares of Fortive common stock after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Newco common stock that you would receive per share of Fortive common stock, calculated on the basis described above and taking into account the limit described above, assuming a range of averages of the daily VWAP of Fortive common stock and Altra common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of Fortive common stock, the indicative calculated per-share value of Newco common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                 , 2018, based on the daily VWAPs of Fortive common stock and Altra common stock on                 , 2018,                 , 2018 and                 , 2018. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of Fortive common stock and the calculated per-share value of Newco common stock based on changes relative to the values of                 , 2018.

Fortive common stock	Altra common stock	Calculated per-share value of Fortive stock (A)	Calculated per-share value of Newco common stock (before the % discount) (B)	Shares of Newco common stock to be received per share of Fortive common stock tendered (the exchange ratio) (C)	Calculated Value Ratio (1)
As of , 2018	As of , 2018
Down 10%	Up 10%
Down 10%	Unchanged
Down 10%	Down 10%
Unchanged	Up 10%
Unchanged	Down 10%(2)(3)
Up 10%	Up 10%
Up 10%	Unchanged (2)(4)
Up 10%	Down 10%(2)(5)

(1)	The Calculated Value Ratio equals (i) the calculated per-share value of Newco common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of Fortive common stock (A), rounded to the nearest two decimals.
(2)	In this scenario, Fortive would announce that the upper limit on the number of shares of Newco common stock that can be received for each share of Fortive common stock tendered is in effect no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date, that the exchange ratio will be fixed at the upper limit.
(3)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Newco common stock per share of Fortive common stock validly tendered and accepted in this Exchange Offer. In this scenario, tendering Fortive stockholders would receive less than $100 in value of Newco common stock for each $100 in value of Fortive common stock.
(4)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Newco common stock per share of Fortive common stock validly tendered and accepted in this Exchange Offer.
(5)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Newco common stock per share of Fortive common stock validly tendered and accepted in this Exchange Offer. In this scenario, tendering Fortive stockholders would receive less than $100 in value of Newco common stock for each $100 in value of Fortive common stock.

During the three-month period of                 , 2018 through                 , 2018, the highest closing price of Fortive common stock on the NYSE was $        and the lowest closing price of Altra common stock on Nasdaq was $        . If the calculated per-share value of Fortive common stock and the calculated per-share value of

Newco common stock equaled these closing prices, you would receive only the limit of                  shares of Newco common stock for each share of Fortive common stock tendered, and the value of such Newco common stock, based on the Altra common stock price, would have been approximately $        of Newco common stock for each $100 of Fortive common stock accepted for exchange.

If the trading price of Fortive common stock were to increase during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of Fortive common stock used to calculate the exchange ratio would likely be lower than the closing price of Fortive common stock on the expiration date of this Exchange Offer. As a result, you will receive fewer shares of Newco common stock and, therefore, effectively fewer shares of Altra common stock, for each $100 of Fortive common stock than you would have if that per-share value were calculated on the basis of the closing price of Fortive common stock on the expiration date of this Exchange Offer. Similarly, if the trading price of Altra common stock were to decrease during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of Newco common stock used to calculate the exchange ratio would likely be higher than the closing price of Altra common stock on the expiration date of this Exchange Offer. This could also result in your receiving fewer shares of Newco common stock and, therefore, effectively fewer shares of Altra common stock, for each $100 of Fortive common stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Altra common stock on the expiration date of this Exchange Offer.

The number of shares of Fortive common stock that may be accepted in this Exchange Offer may be subject to proration. Depending on the number of shares of Fortive common stock validly tendered, and not properly withdrawn in this Exchange Offer, and the final exchange ratio, determined as described above, Fortive may have to limit the number of shares of Fortive common stock that it accepts in this Exchange Offer through a proration process. Any proration of the number of shares accepted in this Exchange Offer will be determined on the basis of the proration mechanics described below under “—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Fortive Common Stock.”

This prospectus and related documents are being sent to persons who directly held shares of Fortive common stock on                 , 2018 and brokers, banks and similar persons whose names or the names of whose nominees appear on Fortive’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Fortive’s common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Fortive Common Stock

If, upon the expiration of this Exchange Offer, Fortive stockholders have validly tendered and not properly withdrawn more shares of Fortive common stock than Fortive is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Newco common stock owned by Fortive), Fortive will accept for exchange the Fortive common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Fortive common stock to be accepted bears to the total number of shares of Fortive common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of Fortive common stock), and subject to any adjustment necessary to ensure the exchange of all shares of Newco common stock being offered by Fortive in this Exchange Offer, except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders (other than participants in the Fortive Stock Fund through either of the Fortive Savings Plans) of fewer than 100 shares of Fortive common stock who validly tender all of their shares will not be subject to proration if this Exchange Offer is oversubscribed. Beneficial holders of 100 or more shares of Fortive common stock are not eligible for this preference.

Any beneficial holder (other than participants in the Fortive Stock Fund through either of the Fortive Savings Plans) of fewer than 100 shares of Fortive common stock who wishes to tender all of the shares must complete the section entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

Fortive will announce the preliminary proration factor for this Exchange Offer at http://investors.fortive.com/altra and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of shares of Fortive common stock validly tendered for exchange, Fortive will announce the final results, including the final proration factor for this Exchange Offer.

Any shares of Fortive common stock not accepted for exchange in this Exchange Offer as a result of proration or otherwise will be returned to the tendering stockholder promptly after the final proration factor for this Exchange Offer is determined.

For purposes of this Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Newco, whereby Newco will continue as the surviving company and a wholly-owned subsidiary of Altra. Each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of fully paid and nonassessable shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger. In this conversion of shares of Newco common stock into shares of Altra common stock, no fractional shares of Altra common stock will be delivered to holders of shares of Newco common stock. Instead, holders of shares of Newco common stock who would otherwise be entitled to receive a fractional share of Altra common stock will receive in cash the dollar amount (rounded to the nearest whole cent) determined by multiplying such fraction by the closing price of Altra common stock on Nasdaq on the last business day prior to the effective time of the Merger. The amount received by such holders of shares of Newco common stock will be net of any required withholding taxes.

Exchange of Shares of Fortive Common Stock

Upon the terms and subject to the conditions of this Exchange Offer (including, if this Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), Fortive will accept for exchange and will exchange, for shares of Newco common stock owned by Fortive, the Fortive common stock validly tendered, and not properly withdrawn, prior to the expiration of this Exchange Offer, promptly after the expiration date.

The exchange of Fortive common stock tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Exchange Offer agent of (a) (i) certificates representing all physically tendered shares of Fortive common stock or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of Fortive common stock in the Exchange Offer agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering,” (b) the letter of transmittal for shares of Fortive common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

For purposes of this Exchange Offer, Fortive will be deemed to have accepted for exchange, and thereby exchanged, Fortive common stock validly tendered and not properly withdrawn if and when Fortive notifies the Exchange Offer agent of its acceptance of the tenders of those shares of Fortive common stock pursuant to this Exchange Offer.

Upon the consummation of this Exchange Offer, Fortive will irrevocably deliver to the Exchange Offer agent a book-entry authorization representing all of the shares of Newco common stock being exchanged in this Exchange Offer, with irrevocable instructions to hold the shares of Newco common stock as agent for holders of shares of Fortive common stock validly tendered and not properly withdrawn in this Exchange Offer and, in the case of a pro rata distribution, if any, Fortive stockholders whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer (as described below under “—Distribution of Newco Common Stock Remaining After this Exchange Offer”). Altra will deposit with the transfer agent for the benefit of persons who received shares of Newco common stock in this Exchange Offer (or in the pro rata distribution, if applicable) book-entry authorizations representing shares of Altra common stock, with irrevocable instructions to hold the shares of Altra common stock as agent for the holders of shares of Newco common stock.

Upon surrender of the documents required by the Exchange Offer agent, duly executed, each former holder of shares of Newco common stock will receive from the merger exchange agent in exchange therefor shares of Altra common stock and/or cash in lieu of fractional shares of Altra common stock, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If Fortive does not accept for exchange any tendered shares of Fortive common stock for any reason pursuant to the terms and conditions of this Exchange Offer, the Exchange Offer agent (a) in the case of shares of Fortive common stock held in certificated form, will return certificates representing such shares without expense to the tendering stockholder and (b) in the case of shares tendered by book-entry transfer pursuant to the procedures set forth below in the section entitled “—Procedures for Tendering,” such shares will be credited to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of this Exchange Offer.

Procedures for Tendering

Shares Held in Certificated Form/Book-Entry DRS

If you hold certificates representing shares of Fortive common stock, or if your shares of Fortive common stock are held in book-entry via the DRS, you must deliver to the Exchange Offer agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. If you hold certificates representing shares of Fortive common stock, you must also deliver to the Exchange Offer agent the certificates representing the shares of Fortive common stock tendered. The Exchange Offer agent’s address is listed on the letter of transmittal. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Exchange Offer agent.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold shares of Fortive common stock through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your shares of Fortive common stock in this Exchange Offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your Fortive common stock. If that institution holds shares of Fortive common stock through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the Exchange Offer agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the Exchange Offer agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your Fortive common stock. A tender by book-entry transfer will be completed upon receipt by the Exchange Offer agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the Exchange Offer agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository

Trust Company tendering the shares of Fortive common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Fortive may enforce that agreement against the participant.

The Exchange Offer agent will establish an account with respect to the shares of Fortive common stock at The Depository Trust Company for purposes of this Exchange Offer, and any eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of shares of Fortive common stock by causing The Depository Trust Company to transfer such shares into the Exchange Offer agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the Exchange Offer agent.

Shares Held in the Fortive Stock Fund through the Fortive Savings Plans

If you participate in the Fortive Stock Fund through either of the Fortive Savings Plans, you can elect to either keep your shares of Fortive common stock or exchange some or all of your shares of Fortive common stock for shares of Newco common stock. You will receive instructions from Fidelity via letter or email informing you how to make an election and the deadline for making an election. If you do not make an active election prior to the applicable deadline, none of the shares of Fortive common stock attributable to your account under the Fortive Savings Plan will be exchanged for shares of Newco common stock.

If the offer to exchange shares of Fortive common stock for Altra common stock is oversubscribed, the number of shares of Fortive common stock that you elect to exchange will be reduced on a pro rata basis. Any proration of the number of shares accepted in this Exchange Offer will be determined on the basis of the proration mechanics described under “Terms of this Exchange Offer—Proration.”

General Instructions

Do not send letters of transmittal and certificates representing Fortive common stock to Fortive, Altra, Newco or the information agent. Letters of transmittal for Fortive common stock and certificates representing Fortive common stock should be sent to the Exchange Offer agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Fortive.

Whether you tender your Fortive common stock by delivery of certificates or through your broker, the Exchange Offer agent must receive the letter of transmittal for Fortive common stock and the certificates representing your Fortive common stock at the address set forth on the back cover of this prospectus prior to the expiration of this Exchange Offer. Alternatively, in case of a book-entry transfer of Fortive common stock through The Depository Trust Company, the Exchange Offer agent must receive the agent’s message and a book-entry confirmation prior to such time and date.

Letters of transmittal for Fortive common stock and certificates representing Fortive common stock must be received by the Exchange Offer agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your Fortive common stock.

Signature Guarantees

Signatures on all letters of transmittal for Fortive common stock must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of Fortive common stock are tendered for the account of a U.S. eligible institution.

If the certificates representing shares of Fortive common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures

If you wish to tender shares of Fortive common stock pursuant to this Exchange Offer but (i) your certificates are not immediately available, (ii) you cannot deliver the shares or other required documents to the Exchange Offer agent on or before the expiration date of this Exchange Offer or (iii) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your Fortive common stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•	on or before the expiration date, the Exchange Offer agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Fortive, in the manner provided below; and

•	no later than 8:00 a.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the Exchange Offer agent must receive: (i) (A) certificates representing all physically tendered shares of Fortive common stock and (B) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of Fortive common stock in the Exchange Offer agent’s account at The Depository Trust Company, (ii) a letter of transmittal for shares of Fortive common stock properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message and (iii) any other required documents.

Registered stockholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of Fortive common stock) may transmit the notice of guaranteed delivery by e-mail transmission or mail it to the Exchange Offer agent. If you hold Fortive common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined

The final exchange ratio will be available no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date of this Exchange Offer. If you are a registered stockholder of Fortive common stock, then it is unlikely that you will be able to deliver an original executed letter of transmittal (and, in the case of certificated shares, your share certificates) to the Exchange Offer agent prior to the expiration of this Exchange Offer at 8:00 a.m., New York City time, on the expiration date. Accordingly, in such a case, if you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described above. If you hold Fortive common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process tenders for Fortive common stock through The Depository Trust Company during that time (although there is no assurance that this will be the case). Once The Depository Trust Company has closed, participants in The Depository Trust Company whose name appears on a Depository Trust Company security position listing as the owner of Fortive common stock will still be able to tender their Fortive common stock by delivering a notice of guaranteed delivery to the Exchange Offer agent via e-mail.

If you hold Fortive common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. Stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of guaranteed delivery on such holder’s behalf prior to 8:00 a.m., New York City time, on the expiration date. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the applicable notice of guaranteed delivery in connection with the delivery of those shares.

If the upper limit on the number of shares that can be received for each share of Fortive common stock validly tendered is in effect, then the exchange ratio will be fixed at the limit.

Effect of Tenders

A tender of Fortive common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this Exchange Offer as well as your representation and warranty to Fortive that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of Fortive common stock or other securities issued or issuable in respect of such shares), (2) when the same are accepted for exchange, Fortive will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (3) you own the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of Fortive common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of Fortive common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of Fortive common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The exchange of Fortive common stock validly tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Exchange Offer agent of (a) (i) certificates representing all physically tendered shares of Fortive common stock or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of Fortive common stock in the Exchange Offer agent’s account at The Depository Trust Company, (b) the letter of transmittal for shares of Fortive common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint Fortive’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Fortive common stock tendered and accepted for exchange by Fortive and with respect to any and all other Fortive common stock and other securities issued or issuable in respect of the Fortive common stock on or after the expiration of this Exchange Offer. That appointment is effective when and only to the extent that

Fortive deposits the shares of Newco common stock for the shares of Fortive common stock that you have tendered with the Exchange Offer agent. All such proxies will be considered coupled with an interest in the tendered shares of Fortive common stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Fortive’s designees will, with respect to the shares of Fortive common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Fortive reserves the right to require that, in order for shares of Fortive common stock to be deemed validly tendered, immediately upon Fortive’s acceptance for exchange of those shares of Fortive common stock, Fortive must be able to exercise full voting rights with respect to such shares.

Determination of Validity

Fortive will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Fortive common stock, in Fortive’s sole discretion, and its determination will be final and binding. Fortive reserves the absolute right to reject any and all tenders of Fortive common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. In the event a stockholder disagrees with such determination, he or she may seek to challenge such determination in a court of competent jurisdiction. Fortive also reserves the absolute right to waive any of the conditions of this Exchange Offer, or any defect or irregularity in the tender of any shares of Fortive common stock. No tender of shares of Fortive common stock is valid until all defects and irregularities in tenders of shares of Fortive common stock have been cured or waived. Neither Fortive nor the Exchange Offer agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any shares of Fortive common stock or will incur any liability for failure to give any such notification. Fortive’s interpretation of the terms and conditions of this Exchange Offer (including the letter of transmittal and instructions thereto) will be final and binding. Notwithstanding the foregoing, Fortive stockholders may challenge any such determination in a court of competent jurisdiction.

Binding Agreement

The tender of Fortive common stock pursuant to any of the procedures described above, together with Fortive’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Fortive and you upon the terms of, and subject to, the conditions to this Exchange Offer.

The method of delivery of share certificates of Fortive common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the Exchange Offer agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the shares of Fortive common stock evidenced by any share certificate you deliver to the Exchange Offer agent, then you will need to fill in the number of shares that you are tendering in the table on the second page of the letter of transmittal. In those cases, as soon as practicable after the expiration of this Exchange Offer, the Exchange Offer agent will credit the remainder of the shares of common stock that were evidenced by the certificate(s) but not tendered to a DRS account in the name of the registered holder maintained by Fortive’s transfer agent. Unless you indicate otherwise in your letter of transmittal, all of the shares of Fortive common stock represented by share certificates you deliver to the Exchange Offer agent will be deemed to have been validly tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the Exchange Offer agent that were previously in certificated form, except for share certificates representing shares not accepted in this Exchange Offer.

Lost, Stolen or Destroyed Certificates

If your certificate(s) representing shares of Fortive common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you may request assistance with the replacement of the certificate(s) by calling the Corporate Secretary of Fortive at (425) 446-5000. You may also need to complete an affidavit of lost, stolen or destroyed certificate(s) (that you may request by calling the Corporate Secretary of Fortive at (425) 446-5000, post a surety bond for your lost, stolen or destroyed shares of Fortive common stock and pay a service fee. Upon completion of the requirements for replacement of your certificate(s) and upon receipt of the completed applicable letter of transmittal your shares of Fortive common stock will be considered tendered in this Exchange Offer.

Withdrawal Rights

Shares of Fortive common stock validly tendered pursuant to this Exchange Offer may be withdrawn at any time before 8:00 a.m., New York City time, on the expiration date and, unless Fortive has previously accepted such shares pursuant to this Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer. Once Fortive accepts Fortive common stock pursuant to this Exchange Offer, your tender is irrevocable.

For a withdrawal of shares of Fortive common stock to be effective, the Exchange Offer agent must receive from you a written notice of withdrawal, in the form made available to you, at one of its addresses or the e-mail address set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of Fortive common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the Exchange Offer agent, the name of the registered holder and the certificate numbers of the particular certificates evidencing the shares of Fortive common stock must also be furnished to the Exchange Offer agent, as stated above, prior to the physical release of the certificates. If shares of Fortive common stock have been tendered pursuant to the procedures for book-entry tender discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

Fortive will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision will be final and binding, subject to the rights of the tendering stockholders to challenge Fortive’s determination in a court of competent jurisdiction. Neither Fortive nor the Exchange Offer agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any shares of Fortive common stock properly withdrawn will be deemed not to have been validly tendered for purposes of this Exchange Offer. However, you may re-tender withdrawn Fortive common stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of this Exchange Offer (or pursuant to the instructions sent to you separately).

Except for the withdrawal rights described above, any tender made under this Exchange Offer is irrevocable.

Withdrawing Your Shares After the Close of Business on the Expiration Date

The final exchange ratio will be available no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date of this Exchange Offer. If you are a registered stockholder of Fortive common stock (which includes persons holding certificated shares) and you wish to withdraw your shares after the final exchange ratio has been determined, you must deliver a written notice of withdrawal or e-mail transmission notice of withdrawal to the Exchange Offer agent prior to 8:00 a.m., New York City time, on the expiration date. Medallion guarantees will not be required for such withdrawal notices. If you hold Fortive common stock through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. Stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of withdrawal on such holder’s behalf prior to 8:00 a.m., New York City time, on the expiration date.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals of Fortive common stock through The Depository Trust Company during that time (although there can be no assurance that this will be the case). Once The Depository Trust Company has closed, if you beneficially own shares of Fortive common stock that were previously delivered through The Depository Trust Company, then in order to properly withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or e-mail transmission notice of withdrawal to the Exchange Offer agent prior to 8:00 a.m., New York City time, on the expiration date. Such notice of withdrawal must be in the form of The Depository Trust Company’s notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. Shares can be properly withdrawn only if the Exchange Offer agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company.

If the upper limit on the number of shares of Newco common stock that can be exchanged for each share of Fortive common stock tendered is in effect, then the exchange ratio will be fixed at the limit.

Book-Entry Accounts

Certificates representing shares of Newco common stock will not be issued to holders of shares of Fortive common stock pursuant to this Exchange Offer. Rather than issuing certificates representing such shares of Newco common stock to tendering holders of shares of Fortive common stock, the Exchange Offer agent will cause the shares of Newco common stock to be credited to records maintained by the Exchange Offer agent for the benefit of the respective holders. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Newco in the Merger and each share of Newco common stock will be converted into the right to receive Altra common stock and cash in lieu of fractional shares of Altra common stock. In connection with this Exchange Offer, you will receive a letter of transmittal and instructions for use in obtaining the Altra common stock and cash in lieu of fractional shares of Altra into which your shares of Newco common stock held in book-entry accounts are converted. As promptly as practicable following the Merger and Fortive’s notice and determination of the final proration factor, if any, the merger exchange agent will credit the shares of Altra common stock into which the shares of Newco common stock have been converted to book-entry accounts maintained for the benefit of the Fortive stockholders who received shares of Newco common stock in this Exchange Offer or as a pro rata spin-off distribution (in the event this Exchange Offer is not fully subscribed) and will send these holders a statement evidencing their holdings of shares of Altra common stock.

Extension; Termination; Amendment

Extension, Termination or Amendment by Fortive

Subject to its compliance with the Merger Agreement, Fortive expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which this Exchange Offer is open and thereby delay acceptance for payment of, and the payment for, any shares of Fortive common stock validly tendered and not properly withdrawn in this Exchange Offer. For example, this Exchange Offer can be extended if any of the conditions to consummation of this Exchange Offer described in the next section entitled “—Conditions to Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer.

Subject to its compliance with the Merger Agreement, Fortive expressly reserves the right, in its sole discretion, to amend the terms of this Exchange Offer in any respect prior to the expiration of this Exchange Offer, except that Fortive does not intend to extend this Exchange Offer other than in the circumstances described above.

If Fortive materially changes the terms of or information concerning this Exchange Offer or if Fortive waives a material condition of this Exchange Offer, it will extend this Exchange Offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given or in the event there is a waiver of a material condition to this Exchange Offer. The length of time will depend on the particular facts and circumstances.

As required by law, this Exchange Offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	Fortive changes the method for calculating the number of shares of Newco common stock offered in exchange for each share of Fortive common stock; and

•	this Exchange Offer is scheduled to expire within ten business days of announcing any such change.

If Fortive extends this Exchange Offer, is delayed in accepting for exchange any shares of Fortive common stock or is unable to accept for exchange any shares of Fortive common stock under this Exchange Offer for any reason, then, without affecting Fortive’s rights under this Exchange Offer, the Exchange Offer agent may retain all shares of Fortive common stock tendered on Fortive’s behalf. These shares of Fortive common stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”

Fortive’s reservation of the right to delay acceptance of any shares of Fortive common stock is subject to applicable law, which requires that Fortive pay the consideration offered or return the shares of Fortive common stock deposited promptly after the termination or withdrawal of this Exchange Offer.

Fortive will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with this Exchange Offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Fortive may choose to make any public announcement, Fortive assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Wire.

Conditions to Consummation of this Exchange Offer

Fortive will not be required to complete and consummate this Exchange Offer and may extend or terminate this Exchange Offer, if, at the scheduled expiration of this Exchange Offer:

•	the registration statements on Forms S-4 and S-1 of which this prospectus is a part will not have become effective under the Securities Act or any stop order suspending the effectiveness of such registration statement has been issued and is in effect;

•	the shares of Altra common stock to be issued in the Merger have not been authorized for listing on Nasdaq;

•	less than % of the outstanding shares of Newco common stock are to be distributed to Fortive stockholders tendering their shares of Fortive common stock in this Exchange Offer (this condition is referred to in this prospectus as the minimum amount condition);

•	any condition precedent to the consummation of the Transactions (other than this Exchange Offer) pursuant to the Merger Agreement has not been fulfilled or waived (except for the conditions precedent that will be fulfilled at the time of the consummation of the Transactions) or for any reason the Transactions (other than this Exchange Offer) cannot be consummated promptly after consummation of this Exchange Offer (see “The Merger Agreement—Conditions to the Merger”);

•	the Merger Agreement or the Separation Agreement has been terminated;

•	Fortive has not received an IRS ruling addressing the tax consequences of certain aspects of the Debt Exchange (unless Fortive has not obtained such IRS ruling by December 31, 2018, or takes certain actions relating to the financing transactions, in which case the condition will be deemed waived);

•	Fortive has not received a tax opinion from Fortive’s counsel, dated as of the closing date of the Merger, on certain aspects of the anticipated non-taxable nature of the Transactions; or

•	any of the following conditions or events have occurred, or Fortive reasonably expects any of the following conditions or events to occur:

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the consummation of this Exchange Offer;

•	any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Fortive, Newco or Altra and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay consummation of this Exchange Offer;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after , 2018;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this Exchange Offer;

•	if any of the situations above exist as of the commencement of this Exchange Offer, any material deterioration of the situation; or

•	a “market disruption event” (as defined below) occurs with respect to shares of Fortive common stock or Altra common stock on any of the Valuation Dates and such market disruption event has, in Fortive’s reasonable judgment, impaired the benefits of this Exchange Offer to Fortive.

If the minimum amount condition is not satisfied due to a low subscription rate in this Exchange Offer and is not otherwise waived by Fortive, Fortive would instead proceed with a spin-off distribution of the remaining shares of Newco common stock to the holders of its common stock. If the upper limit described above is in effect at the expiration of this Exchange Offer and the minimum amount condition is not satisfied or waived as a result of the low number of tenders of Fortive stockholders, the minimum amount condition would allow Fortive to not consummate this Exchange Offer, thereby prevent the exchange of Fortive shares by tendering holders who may not have recognized or acted upon the underlying change in the economic benefits of this Exchange Offer resulting from the upper limit being in effect.

Each of the foregoing conditions to the consummation of this Exchange Offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

If any of the above events occurs, Fortive may:

•	terminate this Exchange Offer and promptly return all tendered shares of Fortive common stock to tendering stockholders;

•	extend this Exchange Offer and, subject to the withdrawal rights described in the section entitled “—Withdrawal Rights,” retain all tendered shares of Fortive common stock until the extended Exchange Offer expires;

•	amend the terms of this Exchange Offer; or

•	waive or amend any unsatisfied condition and, subject to any requirement to extend the period of time during which this Exchange Offer is open, complete this Exchange Offer.

These conditions are for the sole benefit of Fortive. Fortive may assert these conditions with respect to all or any portion of this Exchange Offer regardless of the circumstances giving rise to them (except any action or inaction by Fortive). Fortive expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time prior to the expiration of this Exchange Offer. Fortive’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights (provided that the right has not otherwise become exercisable). Each right is an ongoing right which may be asserted at any time prior to the expiration of this Exchange Offer. All conditions to consummation of this Exchange Offer must be satisfied or waived by Fortive prior to the expiration of this Exchange Offer.

A “market disruption event” with respect to either Fortive common stock or Altra common stock means a suspension, absence or material limitation of trading of Fortive common stock on the NYSE or Altra common stock on Nasdaq for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE or Nasdaq, as applicable, as a result of which the reported trading prices for Fortive common stock on the NYSE or Altra common stock on Nasdaq during any half-hour trading period during the principal trading session in the NYSE or Nasdaq, as applicable, are materially inaccurate, as determined by Fortive or the Exchange Offer agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE or Nasdaq.

Fees and Expenses

Fortive has retained D.F. King & Co. Inc. to act as the information agent and Computershare to act as the Exchange Offer agent in connection with this Exchange Offer. The information agent may contact holders of Fortive common stock by mail, e-mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to this Exchange Offer to beneficial owners. The information agent and the Exchange Offer agent each will receive reasonable compensation for its respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

None of the information agent or the Exchange Offer agent has been retained to make solicitations or recommendations with respect to this Exchange Offer. The fees they receive will not be based on the number of shares of Fortive common stock tendered under this Exchange Offer.

Fortive will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Fortive common stock under this Exchange Offer. Fortive will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No broker, dealer, bank, trust company or fiduciary will be deemed to be Fortive’s agent or the agent of Newco, the information agent or the Exchange Offer agent for purposes of this Exchange Offer.

Legal Limitations

This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of Newco common stock, shares of Fortive common stock or shares of Altra common stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of this Exchange Offer and prior to the Merger, it will not be possible to trade the Newco common stock.

Certain Matters Relating to Non-U.S. Jurisdictions

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Fortive, Altra or Newco has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Fortive common stock, Altra common stock or Newco common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of Fortive common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Fortive, Altra or Newco to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Fortive common stock, Altra common stock or Newco common stock that may apply in their home countries. None of Fortive, Altra or Newco can provide any assurance about whether such limitations may exist.

Distribution of Newco Common Stock Remaining After this Exchange Offer

All shares of Newco common stock owned by Fortive that are not exchanged in this Exchange Offer will be distributed as a pro rata distribution to holders of Fortive common stock whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer. The record date for the pro rata distribution, if any, will be announced by Fortive. Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event this Exchange Offer is not fully subscribed.

Upon consummation of this Exchange Offer, Fortive will irrevocably deliver to the Exchange Offer agent a book-entry authorization representing all of the shares of Newco common stock being exchanged in this Exchange Offer, with irrevocable instructions to hold the shares of Newco common stock as agent for the holders of shares of Fortive common stock validly tendered and not properly withdrawn in this Exchange Offer and, in the case of a pro rata distribution, if any, Fortive stockholders whose shares of Fortive common stock remain outstanding after the consummation of this Exchange Offer. Shares of Altra common stock will be delivered following the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer agent and merger exchange agent. See “The Exchange Offer—Terms of this Exchange Offer—Exchange of Shares of Fortive Common Stock.”

If this Exchange Offer is terminated by Fortive without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, Fortive intends to distribute all shares of Newco common stock owned by Fortive on a pro rata basis to holders of Fortive common stock, with a record date to be announced by Fortive.

INFORMATION ON ALTRA

Overview

Altra is a leading global designer, producer and marketer of a wide range of mechanical power transmission components. Altra’s products are used to control and transmit power and torque in virtually any industrial application involving movement. With its global footprint, Altra sells its products in over 70 countries and serves customers in a diverse group of industries, including energy, general industrial, material handling, metals, mining, special machinery, transportation, and turf and garden. Altra’s product portfolio includes clutches and brakes, couplings, gearing and other power transmission components. Altra’s products are used in a wide variety of high-volume manufacturing processes, where the reliability and accuracy of Altra’s products are critical in both avoiding costly down time and enhancing the overall efficiency of manufacturing operations. Altra’s products are also used in non-manufacturing applications where product quality and reliability are especially critical, such as clutches and brakes for elevators and residential and commercial lawnmowers. Altra was incorporated in 2004 in the State of Delaware and became a publicly traded company in 2006. Altra is headquartered in Braintree, Massachusetts.

Altra markets its products under well recognized and established brands, many of which have been in existence for over 50 years. Altra believes many of its brands, when taken together with its brands in the same product category, have achieved the number one or number two position in terms of consolidated market share and brand awareness in their respective product categories. Altra’s products are either incorporated into products sold by original equipment manufacturers, sold to end users directly, or sold through industrial distributors.

For a more detailed description of the business of Altra, see Altra’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference.”

Altra’s Business After the Transactions

The combination of Altra and the A&S Business is intended to create a leading power transmission and motion control company with (i) a portfolio of market leading brands, (ii) access to higher growth, higher margin end markets and applications, (iii) a leading business system to drive improvement in manufacturing, leadership and growth and (iv) global scale to serve customers around the world.

Altra expects the Transactions to have the following strategic benefits:

•	Increased size, economies of scale and geographic presence. As a result of the Transactions, the combined company will be a global business with approximately 52 manufacturing facilities, over 25 engineering/service centers and approximately 9,300 employees worldwide.

•	Diversification of Altra’s portfolio of capabilities. Altra expects that the combination of Altra and the A&S Business will (i) expand its market presence from electromechanical capabilities to precision motion control, (ii) broaden its suite of solutions from power transmission offerings to engineered servo, direct drive, specialty miniature motor technology and precision linear automation products and capabilities, and (iii) enhance its portfolio of braking technologies.

•	Enhanced end market positioning. Altra expects that the combination of Altra and the A&S Business will increase Altra’s position in higher-growth end markets, such as medical, advanced material handling and robotics, and reduce its relative exposure to more cyclical end-markets, such as mining, renewable energy and oil & gas.

•	A leading business system. Altra believes that the A&S Business employees’ experience with and knowledge of the established Fortive Business System tools will enhance Altra’s ability to achieve its strategic objectives with respect to both its existing business and the businesses of the combined company.

•	Improved financial profile. Altra believes that the combination of Altra and the A&S Business will enhance Altra’s margins and top-line growth opportunities and provide strong free cash flow generation.

Prior to the consummation of the Transactions, Fortive and the A&S Business have provided certain functions (such as treasury, cash management, tax compliance, benefits, corporate development, internal audit, purchasing and information systems) to each other. To enable Altra and Fortive to manage an orderly transition in the operation of the A&S Business, Fortive, Newco and Altra will enter into the Transition Services Agreement. Pursuant to the Transition Services Agreement, Fortive and Altra will provide each other with certain limited transition services from the period beginning on the date of the Distribution and generally ending by a date to be agreed between Fortive and Altra, or a shorter or longer period for certain specific services.

Altra’s Liquidity and Capital Resources After the Transactions

Overview

As of March 31, 2018, Altra had total assets of $938.5 million, current liabilities of $143.1 million and long-term debt of $278.3 million. Following the consummation of the Transactions, Altra’s total assets and liabilities will increase significantly. As of March 31, 2018, on a pro forma basis (as described in the section of this document entitled “Unaudited Pro Forma Combined Financial Statements of Altra and the A&S Business”), Altra would have had total assets of $4,518.9 million, current liabilities of $302.0 million and long-term debt of $1,717.0 million. Altra’s cash from operations was $3.7 million and $80.6 million for three months ended March 31, 2018 and the fiscal year ended December 31, 2017, respectively. Altra also expects its cash from operations to increase significantly as a result of the consummation of the Transactions and the integration of the A&S Business.

Altra expects its interest expense to increase significantly as a result of the consummation of the Transactions. For the three months ended March 31, 2018 and the year ended December 31, 2017, on a pro forma basis (as described in the section of this document entitled “Unaudited Pro Forma Combined Financial Statements of Altra and the A&S Business”), Altra would have incurred additional interest expense of $21.1 million and $83.6 million, respectively, in connection the debt financing. See the section of this document entitled “Debt Financing.”

Altra believes that the combination of Altra and the A&S Business will result in anticipated annualized cost synergies of approximately $46 million within four years following the consummation of the Transactions as a result of anticipated enhanced strategic flexibility and scale and through the application of the A&S Business’s supply chain expertise and the combination of best practices associated with the Fortive Business System and Altra’s Operational Excellence Program. If Altra and the A&S Business are able to cross-sell existing products into additional geographies and markets, potential revenue synergies resulting in approximately $6 million of additional annual operating income may be achievable within four years following the consummation of the Transactions. Altra expects to incur significant, one-time costs in connection with the Transactions, including approximately $85 to $95 million in transaction-related costs (of which $45 to $50 million will be capitalized) and approximately $24 million in non-recurring implementation costs during the first four years following the consummation of the Transactions that Altra management believes are necessary to realize the anticipated synergies from the Transactions. No assurances of the timing or amount of synergies able to be captured, or the costs necessary to achieve those synergies, can be provided.

Following the consummation of the Transactions, (a) Newco, a wholly-owned subsidiary of Altra, will have incurred new indebtedness in the form of (i) senior unsecured notes used to pay the Cash Dividend in an amount equal to the Basis Amount and (ii) debt securities issued directly to Fortive in an amount equal to the Above-Basis Amount (unless Fortive determines that the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution and elects to receive cash from

Newco in lieu of the debt securities in which case Fortive will cause Newco to borrow an amount equal to the Above-Basis Amount under the Bridge Facility), and these obligations incurred by Newco are expected to be guaranteed by Altra following the consummation of the Merger, and (b) Altra will have incurred new indebtedness in the form of a term loan to, among other things, (i) consummate the Direct Sales, and (ii) repay in full and extinguish all outstanding indebtedness for borrowed money under the Second Amended and Restated Credit Agreement, dated as of October 22, 2015, among Altra and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent and the lenders, other agents and other parties party thereto from time to time (as amended, amended and restated, supplemented or otherwise modified through the date hereof). In connection with the Transactions, pursuant to the Altra Commitment Letter, Altra will replace Altra’s existing revolving credit facility with the Altra Revolving Credit Facility.

Altra anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under the Altra Credit Agreement. Altra expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding Altra debt and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the Transactions described above. Altra expects that it will be able to comply with the financial and other covenants of its existing debt arrangements and the covenants under the agreements governing the Altra Term Loan B Facility and the Altra Revolving Credit Facility and an indenture governing the Newco Securities.

For more information on the A&S Business’s and Altra’s existing sources of liquidity, see the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the A&S Business” and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Altra’s Annual Report on Form 10-K for the year ended December 31, 2017, which is filed with the SEC and incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference.”

Directors and Officers of Altra Before and After the Transactions

Board of Directors

The Altra board of directors of directors currently consists of eight directors. Directors of Altra serving on its board of directors immediately before the effective time of the Merger are expected to continue to serve as directors of Altra immediately following the closing of the Merger. Listed below is the biographical information for each person who is currently a director of Altra:

Edmund M. Carpenter, 76, has been a director of Altra since March 2007. Mr. Carpenter currently serves as an operating partner to Genstar Capital. Mr. Carpenter was President and Chief Executive Officer of Barnes Group Inc. from 1998 until his retirement in December 2006. Prior to joining Barnes Group Inc., Mr. Carpenter was Senior Managing Director of Clayton, Dubilier & Rice from 1996 to 1998, and Chief Executive Officer of General Signal from 1988 to 1995. Prior to joining General Signal Corporation, Mr. Carpenter held various executive positions at ITT Corporation, including President and Chief Operating Officer. Prior to joining ITT, he held executive positions with Fruehauf Corporation and served as a partner in the management services division of Touche Ross & Company. He began his career at Michigan Bell Telephone Company. He served as a director at Campbell Soup Company from 1990 to 2014. He holds both an M.B.A. and a B.S.E. in Industrial Engineering from the University of Michigan. Having served as CEO of a diversified global manufacturing and logistical services company, Mr. Carpenter presents valuable insight into organizational and operational management issues crucial to a public manufacturing company.

Carl R. Christenson, 58, has been Chairman of the Altra board of directors of directors since April 2014, Chief Executive Officer of Altra since January 2009 and a director since July 2007. Prior to his current position, Mr. Christenson served as President and Chief Operating Officer of Altra from January 2005 to December 2008. From 2001 to 2005, Mr. Christenson was the President of Kaydon Bearings, a manufacturer of custom-

engineered bearings and a division of Kaydon Corporation. Prior to joining Kaydon, Mr. Christenson held a number of management positions at TB Wood’s Incorporated and several positions at the Torrington Company. Mr. Christenson served as a director at Vectra Co., f/k/a OM Group, Inc., a NYSE listed technology-driven diversified industrial company, from 2014 to 2015. Mr. Christenson holds a M.S. and B.S. degree in Mechanical Engineering from the University of Massachusetts and an M.B.A. from Rensselaer Polytechnic. In addition to more than twenty five years of experience in manufacturing companies, Mr. Christenson brings vast knowledge of Altra’s business, structure, history and culture to Altra’s board of directors and the Chief Executive Officer position.

Lyle G. Ganske, 59, has been a director of Altra since November 2007. Mr. Ganske is a Partner and M&A Practice Leader at Jones Day. He is an advisor to significant companies, focusing primarily on M&A, takeovers, takeover preparedness, corporate governance, executive compensation, and general corporate counseling. Mr. Ganske received his J.D. from Ohio State University and his B.S.B.A. at Bowling Green State University. He currently serves on the Executive Committees of Resilience Capital (private equity) and the Ohio Business Roundtable; the Advisory Board of Mutual Capital Partners (venture capital); and on the boards of Flashes of Hope and the Western Reserve Land Conservancy. Mr. Ganske is the former chair of Business Volunteers Unlimited and the Commission on Economic Inclusion. In addition to his substantial legal skills and expertise, Mr. Ganske brings to Altra’s Board well-developed business and financial acumen critical to a dynamic public company.

Margot L. Hoffman, Ph.D., 55, has been a director of Altra since April 2018. Dr. Hoffman currently serves as the President and Chief Executive Officer for The Partnership for Excellence, the Baldrige-based program for Ohio, Indiana and West Virginia. Dr. Hoffman was the President of Quest4Leadership, a leadership development firm, from 2011-2014. From 1988 to 2008, Dr. Hoffman held positions in engineering, corporate training, and senior leadership at Dana Corporation, ultimately holding the position of President of its Driveshaft Products Group. Dr. Hoffman holds a Ph.D. in organization and management from Capella University, an MBA and bachelor of engineering technology degree from the University of Toledo, and serves as a national Baldrige senior examiner. Dr. Hoffman will contribute to Altra’s Board significant operational management and leadership development skills combined with substantial experience in global manufacturing businesses.

Michael S. Lipscomb, 71, has been a director of Altra since November 2007. Mr. Lipscomb served as Chairman and Chief Executive Officer of SIFCO Inc., a NYSE company in the aerospace business, from January 2015 until retiring from all positions in SIFCO in January 2016 and prior to that served as SIFCO’s Chief Executive Officer starting in 2010, and as a board member starting in 2002. As CEO, Mr. Lipscomb led SIFCO through four acquisitions, a divestiture, and a business closure. These moves resulted in SIFCO becoming a leading precision component supplier to the aerospace and energy markets. Mr. Lipscomb also serves as Managing Partner of GS Capital Investments LLC, owner of Aviation Component Solutions, a company in the aerospace aftermarket business, and JC Carter Nozzles, a supplier of refueling nozzles and other components to the LNG market. Mr. Lipscomb serves as a Board member of both Integrity Organics (2014-present), a green company in the waste reclamation business, and The Ruhlin Company (board member 1996-present, Audit Chair 1996-2004, Compensation Chair 2004-present), an integrated ESOP-owned construction company. Previously, Mr. Lipscomb was a founding partner of Argo-Tech Corp. (1986-2007), where he became Chief Executive Officer in 1990 and Chairman in 1994. As Chief Executive Officer of Argo-Tech he led the company through five bank refinances, three high yield bond offerings and three acquisitions, and successfully managed the sale of the company to Eaton Corporation in March of 2007. During his career, Mr. Lipscomb served as a Managing Director at TRW, and in various operational and engineering management roles at the Utica Tool Company and Dow Chemical. Mr. Lipscomb received his MBA from Furman University and his B.S. from Clemson University. Mr. Lipscomb brings to Altra’s Board a depth of global industrial operating experience and knowledge of organizational management essential to a public manufacturing company.

Larry P. McPherson, 72, has been a director of Altra since January 2005. Prior to joining the Board, Mr. McPherson was a Director of NSK Ltd. from 1997 until his retirement in 2004 and served as Chairman and

Chief Executive Officer of NSK Europe from January 2002 to December 2003. In total, he was employed by NSK Ltd. for 22 years during which time he was responsible for the major expansion of manufacturing operations in the U.S. and the reorganization and consolidation of European operations. Mr. McPherson served as Chairman and Chief Executive Officer of NSK Americas for the six years prior to his European assignment. Mr. McPherson serves as a board member of McNaughton and Gunn, Inc., a privately owned printing company. Mr. McPherson earned his MBA from Georgia State and his undergraduate degree in Electrical Engineering from Clemson University. Mr. McPherson contributes to Altra’s Board significant organizational and operational management skills combined with a wealth of experience in global manufacturing businesses.

Thomas W. Swidarski, 59, has been a director of Altra since April 2014. Mr. Swidarski is currently Chief Executive Officer of Telos Alliance, a global audio technology company whose products and services help radio and television stations produce better programming. Mr. Swidarski has been a director of Evertec, a publicly traded payment processing company, since 2013 and also serves as a director of several privately held companies. Mr. Swidarski previously served as the Chief Executive Officer and President of Diebold Nixdorf, Incorporated, f/k/a Diebold, Incorporated (“Diebold”), a $3 billion global leader in designing, manufacturing and distributing self-service technologies (ATMs) in over 100 countries, from October 12, 2005 to January 19, 2013. Mr. Swidarski served as Senior Vice President of Financial Self-Service Group of Diebold, from 2001 to September 2005 and served as its Chief Operating Officer from October 12, 2005 to December 2005. Mr. Swidarski also held various strategic development and marketing positions at Diebold since 1996. Prior to Diebold, he held various positions within the financial industry for nearly 20 years focusing on marketing, product management, retail bank profitability, branding and retail distribution. Mr. Swidarski served as a Director of Diebold from December 12, 2005 to January 8, 2013. He holds a BA in marketing from the University of Dayton and an MBA in business management from Cleveland State University. Having served as Chief Executive Officer of a global provider of technology and services to a wide range of businesses, Mr. Swidarski brings to Altra’s Board valuable insight into organizational management, global business, financial matters and marketing matters.

James H. Woodward, Jr., 65, has been a director of Altra since March 2007. From March 2009 to October 2011, Mr. Woodward served as Senior Vice President and Chief Financial Officer of Accuride Corporation. Previously, Mr. Woodward served as Executive Vice President and Chief Financial Officer and Treasurer of Joy Global Inc. from January 2007 until February 2008. Prior to joining Joy Global Inc., Mr. Woodward was Executive Vice President and Chief Financial Officer of JLG Industries, Inc. from August 2000 until its sale in December 2006. Prior to JLG Industries, Inc., Mr. Woodward held various financial and operational positions at Dana Incorporated, f/k/a Dana Corporation, since 1982. Mr. Woodward is a Certified Public Accountant and holds a B.A. degree in Accounting from Michigan State University. Mr. Woodward’s depth and breadth of exposure to complex issues from his long and distinguished career in the manufacturing industry make him a skilled advisor who provides critical insight into organizational and operational management, global business and financial matters.

The Altra board of directors of directors has determined that all of its members, except Mr. Christenson and Mr. Woodward, constituting a majority, satisfy the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act.

In addition, as of immediately following the effective time of the Merger, Altra will increase the size of its board of directors by one member, creating a vacancy, and one individual selected by Fortive (which individual is currently anticipated by Altra and Fortive to be Patrick K. Murphy, Fortive’s Senior Vice President) will be appointed to fill such vacancy and will, subject to the fiduciary duties of Altra’s board of directors, be nominated for re-election at the expiration of such director’s initial term. However, if Fortive’s designated director: (i) is unwilling or unable to serve at the effective time of the Merger, (ii) is unwilling or unable to serve when such new term starts or (iii) is not nominated to serve such new term, then Fortive will designate a replacement, acceptable to Altra in its sole discretion, for such director before the effective time of the Merger or the start of such new term, as applicable.

Executive Officers

It is expected that Altra’s current management team will remain intact for the combined business, but may be expanded to include new management team members from the A&S Business. The executive officers of Altra immediately prior to the closing of the Merger are expected to remain executive officers of Altra immediately following the closing of the Merger.

Listed below is the biographical information for each person who is currently an executive officer of Altra:

Carl R. Christenson, 58, has been the Chairman of the Altra board of directors of directors since April 2014, the Chief Executive Officer of Altra since January 2009, and a director since July 2007. Prior to his current position, Mr. Christenson served as President and Chief Operating Officer of Altra from January 2005 to December 2008. From 2001 to 2005, Mr. Christenson was the President of Kaydon Bearings, a manufacturer of custom-engineered bearings and a division of Kaydon Corporation. Prior to joining Kaydon, Mr. Christenson held a number of management positions at TB Wood’s Incorporated and several positions at the Torrington Company. Mr. Christenson served as a director at Vectra Co., f/k/a OM Group, Inc., a NYSE listed technology-driven diversified industrial company, from 2014 to 2015. Mr. Christenson holds a M.S. and B.S. degree in Mechanical Engineering from the University of Massachusetts and an M.B.A. from Rensselaer Polytechnic.

Christian Storch, 58, has been the Chief Financial Officer of Altra since December 2007. From 2001 to 2007, Mr. Storch was the Vice President and Chief Financial Officer at Standex International Corporation (“Standex International”). Mr. Storch also served on the Board of Directors of Standex International from October 2004 to December 2007. Mr. Storch also served as Standex International’s Treasurer from 2003 to April 2006 and Manager of Corporate Audit and Assurance Services from July 1999 to 2003. Prior to Standex International, Mr. Storch was a Divisional Financial Director and Corporate Controller at Vossloh AG, a publicly held German transport technology company. Mr. Storch has also previously served as an Audit Manager with Deloitte & Touche, LLP. Mr. Storch holds a degree in business administration from the University of Passau, Germany.

Glenn E. Deegan, 51, has been the Vice President, Legal and Human Resources, General Counsel and Secretary of Altra since June 2009. Prior to his current position, Mr. Deegan served as the General Counsel and Secretary of Altra since September 2008. From March 2007 to August 2008, Mr. Deegan served as Vice President, General Counsel and Secretary of Averion International Corp., a publicly held global provider of clinical research services. Prior to Averion, from June 2001 to March 2007, Mr. Deegan served as Director of Legal Affairs and then as Vice President, General Counsel and Secretary of MacroChem Corporation, a publicly held specialty pharmaceutical company. From 1999 to 2001, Mr. Deegan served as Assistant General Counsel of Summit Technology, Inc., a publicly held manufacturer of ophthalmic laser systems. Mr. Deegan previously spent over six years engaged in the private practice of law and also served as law clerk to the Honorable Francis J. Boyle in the United States District Court for the District of Rhode Island. Mr. Deegan holds a B.S. from Providence College and a J.D. from Boston College.

Gerald P. Ferris, 68, has been the Vice President of Global Sales of Altra since May 2007 and held the same position with Power Transmission Holdings, LLC, Altra’s predecessor, since March 2002. He is responsible for the worldwide sales of Altra’s broad product platform. Mr. Ferris joined Altra’s predecessor in 1978 and since joining has held various positions. He became the Vice President of Sales for Boston Gear in 1991. Mr. Ferris holds a B.A. degree in Political Science from Stonehill College.

Todd B. Patriacca, 48, has been the Vice President of Finance, Corporate Controller and Treasurer of Altra since February 2010. Prior to his current position, Mr. Patriacca served as the Vice President of Finance, Corporate Controller and Assistant Treasurer of Altra since October 2008 and previous to that, as Vice President of Finance and Corporate Controller since May 2007 and as Corporate Controller since May 2005. Prior to joining Altra, Mr. Patriacca was Corporate Finance Manager at MKS Instruments Inc. (“MKS”), a semi-conductor equipment manufacturer since March 2002. Prior to MKS, Mr. Patriacca spent over ten years at Arthur

Andersen LLP in the Assurance Advisory practice. Mr. Patriacca is a Certified Public Accountant and holds a B.A. in History from Colby College and an M.B.A. and an M.S. in Accounting from Northeastern University.

Craig Schuele, 55, has been the Vice President of Marketing and Business Development of Altra since May 2007 and held the same position with Altra’s predecessor since July 2004. He is responsible for global marketing as well as coordinating Altra’s merger and acquisition activity. Prior to his current position, Mr. Schuele was the Vice President of Marketing of Altra since March 2002, and previous to that he was the Director of Marketing of Altra. Mr. Schuele joined Altra’s predecessor in 1986 and holds a B.S. degree in Management from Rhode Island College.

INFORMATION ON FORTIVE

Fortive Corporation, a Delaware corporation, is a diversified industrial growth company comprised of businesses that are recognized leaders in attractive markets. Fortive’s well-known brands hold leading positions in advanced instrumentation and solutions, transportation technology, sensing, Automation & Specialty, and franchise distribution markets. Fortive businesses design, develop, service, manufacture and market professional and engineered products, software and services for a variety of end markets, building upon leading brand names, innovative technology and significant market positions. Fortive’s research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 40 countries across North America, Asia Pacific, Europe and Latin America.

For the 2017 fiscal year, Fortive had sales of approximately $6.7 billion and approximately 26,000 employees employed globally. Fortive’s principal executive offices are located at 6920 Seaway Blvd, Everett, WA 98203 and its telephone number is (425) 446-5000. Fortive’s internet address is http://www.fortive.com. The information on Fortive’s website is not incorporated by reference into or part of this prospectus.

Fortive’s business consists of two segments: Professional Instrumentation and Industrial Technologies.

•	The Professional Instrumentation segment offers essential products, software and services used to create actionable intelligence by measuring and monitoring a wide range of physical parameters in industrial applications, including electrical current, radio frequency signals, distance, pressure, temperature radiation and hazardous gases. Customers for these products and services include industrial service, installation and maintenance professionals, designers and manufacturers of electronic devices and instruments, medical technicians, safety professionals and other customers for whom precision, reliability and safety are critical in their specific applications. This segment consists of Fortive’s Advanced Instrumentation & Solutions and Sensing Technologies businesses.

•	The Industrial Technologies segment offers critical technical equipment, components, software and services for manufacturing, repair and transportation markets worldwide. This segment offers fueling, environmental, field payment, vehicle tracking and fleet management solutions that are used in retail, commercial, and private fleet applications, as well as precision motion-control and other specialty products and solutions that enable manufacturing and other process industries around the world to operate more effectively and efficiently. Customers for these products and services include retail and commercial fueling operators, fleet owners, industrial machine original equipment manufacturers, commercial auto-repair businesses and other industrial customers. The Industrial Technologies segment consists of Fortive’s Transportation Technologies, Automation & Specialty and Franchise Distribution businesses.

For a more detailed description of Fortive’s business, see Fortive’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and Annual Report on Form 10-K for the year ended December 31, 2017, which has been filed with the SEC and is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation By Reference.”

INFORMATION ON THE A&S BUSINESS

Overview

The A&S Business is a leading provider of a wide range of electromechanical and electronic motion control products and mechanical components, as well as supplemental braking systems for commercial vehicles. The A&S Business operated as part of the Industrial Technologies segment of Danaher prior to the Danaher Separation and, following the Danaher Separation, as part of the Automation & Specialty platform within Fortive’s Industrial Technologies segment. The A&S Business originated through Danaher’s acquisitions of Jacobs Vehicle Systems in 1986, Portescap (API) in 2000, Kollmorgen Corporation in 2000 and Thomson Industries in 2002, as well as numerous other bolt-on acquisitions that were subsequently integrated into the A&S Business. The A&S Business was established and organized to supply mission-critical components and equipment for industrial automation, robotics, medical devices and other precision control applications. The A&S Business maintains operations and conducts business in all major geographies, including North America, Europe, Asia Pacific and Latin America. The A&S Business’s headquarters are located at 6920 Seaway Blvd., Everett, Washington 98203, and its telephone number is (425) 446-5000.

Products and Markets

The A&S Business designs, manufactures, markets, sells and supports:

•	electromechanical and electronic motion control products, including standard and custom motors, drives and controls;

•	linear motion systems, ball screws, linear bearings, clutches/brakes, linear actuators and mechanical components; and

•	through Jacobs Vehicle Systems, supplemental braking systems for commercial vehicles.

The A&S Business’s products are marketed under a variety of brands, including JAKE BRAKE® , KOLLMORGEN®, PORTESCAP® and THOMSON®. Sales are generally made through the A&S Business’s direct sales personnel and independent distributors.

The automation products are sold in various precision motion markets, such as the markets for packaging equipment, medical equipment, metal forming equipment, robotics and food and beverage processing applications. Customers are typically systems integrators who use the A&S Business’s products in production and packaging lines and original equipment manufacturers who integrate the A&S Business’s products into their machines and systems. Customers in this industry choose suppliers based on a number of factors, including product performance, the breadth of the supplier’s product offering, the geographic coverage offered by the supplier and the other factors. The A&S Business is also a leading worldwide supplier of supplemental braking systems for commercial vehicles, selling JAKE BRAKE® brand engine retarders for class 6 through 8 vehicles and bleeder and exhaust brakes for class 3 through 7 vehicles. Customers are primarily major original equipment manufacturers of class 3 through class 8 vehicles and/or engines, and typically choose suppliers based on their technical expertise and total cost of ownership.

The A&S Business maintains operations and conducts business in all major geographies, including North America, Europe, Asia Pacific and Latin America.

Strategy

Fortive’s strategy with respect to the A&S Business is to maximize value of the business through several key initiatives:

•	Build Sustainable Competitive Advantage through Innovation that Customers Value. The A&S Business typically holds leadership positions in its served markets, which are generally characterized by significant growth and profitability potential. In the markets the A&S Business serves, it strives to drive organic growth by prioritizing its customers’ voices in everything it does. Over time, the A&S Business’s focus on customers’ needs has enabled it to innovate effectively in markets where competitive leadership can be attained and sustained over long periods of time. Innovation and product vitality are key factors in maintaining the A&S Business’s market leadership positions.

•	Leverage the A&S Business’s Global Business Presence. Approximately 51% of the A&S Business’s 2017 revenues were generated outside the United States, and the A&S Business has significant operations around the world in key geographic markets. This reach has facilitated the A&S Business’s entry into new markets, as it can harness existing sales channels, familiarity with local customer needs and regulations and the A&S Business’s locally-based management resources. Fortive expects the A&S Business to continue to prioritize development of localized solutions for high-growth markets around the world, with a strong local manufacturing and product development capability.

•	Attract and Retain Talented Associates. Fortive believes that the A&S Business’s team of talented associates, united by a common culture in pursuit of continuous improvement, provides a significant competitive advantage. The A&S Business seeks to continue to attract, develop and retain world-class leaders and associates globally and to drive their engagement with its customer-centric approach.

Materials

The A&S Business’s manufacturing operations employ a wide variety of raw materials, including electronic components, aluminum, rare-earth magnets, plastics, copper and steel. Prices of oil and gas also affect the A&S Business’s costs for freight and utilities. The A&S Business purchases raw materials from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. The A&S Business utilizes a number of techniques to address potential disruption in and other risks relating to the A&S Business’s supply chain, including, in certain cases, the use of safety stock, alternative materials and qualification of multiple supply sources. During 2017, the A&S Business had no raw material shortages that had a material effect on its business.

Intellectual Property

The A&S Business own numerous patents, trademarks, copyrights, trade secrets and licenses to intellectual property owned by others. Although in the aggregate the A&S Business’s intellectual property is important to its operations, Fortive does not consider any single patent, trademark, copyright, trade secret or license to be of material importance to any operating segment or to the A&S Business as a whole. From time to time, the A&S Business engages in litigation to protect its intellectual property rights.

Competition

Fortive believes that the A&S Business is a leader in many of its served markets. Although the A&S Business generally operates in highly competitive markets, its competitive position cannot be determined accurately in the aggregate or by operating segment, since none of its competitors offer all of the same product lines or serve all of the same markets as it does. Because of the range of the products the A&S Business sells and the variety of markets it serves, the A&S Business encounters a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than the A&S Business is in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research and financial capabilities. The A&S Business faces increased competition in a number of its served markets as a result of the entry of competitors based in low-cost manufacturing locations and increasing consolidation in particular markets. The number of competitors varies by product line. Key competitive factors vary among the various product lines of the A&S Business, but include the specific factors noted above with respect to each particular business and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access and support, technology and innovation, breadth of product and software offerings and brand name recognition.

Seasonal Nature of Business

General economic conditions impact the A&S Business’s business and financial results, and certain operating segments of the A&S Business experiences seasonal and other trends related to the industries and end markets that they serve. However, as a whole, the A&S Business is not subject to material seasonality.

Working Capital

The A&S Business maintains an adequate level of working capital to support the A&S Business’s business needs. There are no unusual industry practices or requirements relating to working capital items in the A&S Business. In addition, Fortive believes the A&S Business’s sales and payment terms are generally similar to those of its competitors.

Backlog

The A&S Business’s unfilled product orders were approximately $200 million and $166 million as of December 31, 2017 and December 31, 2016, respectively. Fortive expects that a large majority of the A&S Business’s unfilled orders as of December 31, 2017 will have been delivered to customers within three to four months of such date. Given the relatively short delivery periods and rapid inventory turnover that are characteristic of most of the A&S Business’s products and the shortening of product life cycles, Fortive believes that backlog is indicative of short-term revenue performance, but is not necessarily a reliable indicator of medium-term or long-term revenue performance.

Employee Relations

As of December 31, 2017, the A&S Business employed approximately 4,750 people, of whom approximately 1,900 were employed in the United States and approximately 2,850 were employed outside the United States. Of the A&S Business’s United States employees, approximately 820 were hourly-rate, unionized employees. Outside the United States, the A&S Business has government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of the A&S Business’s employees are represented by unions and/or works councils.

Research and Development

Fortive believes that the A&S Business’s competitive position is maintained and enhanced through the development and introduction of new products that incorporate improved features and functionality, better performance, smaller size and weight, lower cost or some combination of these factors. The A&S Business invests substantially in the development of new products. The A&S Business conducts research and development activities for the purpose of designing and developing new products and applications that address customer needs and emerging trends, as well as enhancing the functionality, effectiveness, ease of use and reliability of its existing products. The A&S Business’s research and development efforts include internal initiatives and those that use licensed or acquired technology. Fortive expects the A&S Business to continue investing in research and development at a rate consistent with its past, with the goal of maintaining or improving its competitive position and entering new markets. Expenditures for research and development during fiscal years 2017, 2016 and 2015 were approximately $37 million, $34 million and $32 million, respectively.

The A&S Business generally conducts research and development activities on a business-by-business basis, primarily in North America, Asia and Europe. Fortive anticipates that the A&S Business will continue to make significant expenditures for research and development as it seeks to provide a continuing flow of innovative products to maintain and improve its competitive position. Customer-sponsored research and development was not significant in 2017, 2016 or 2015.

Government Contracts

Although the substantial majority of the A&S Business’s revenue in 2017 was from customers other than governmental entities, the A&S Business has agreements relating to the sale of products to government entities. As a result, the A&S Business is subject to various statutes and regulations that apply to companies doing business with governments.

Regulatory Matters

The A&S Business faces extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of its products. The following sections describe certain significant regulations to which the A&S Business is subject. There may be additional regulations that apply to its businesses.

Environmental Laws and Regulations

The A&S Business’s operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety.

Export/Import Compliance

The A&S Business is required to comply with various U.S. export/import control and economic sanctions laws, including:

•	the International Traffic in Arms Regulations administered by the U.S. Department of State, Directorate of Defense Trade Controls, which, among other things, imposes license requirements on the export from the United States of defense articles and defense services (which are items specifically designed or adapted for a military application and/or listed on the United States Munitions List);

•	the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export or reexport of certain dual-use goods, technology and software (which are items that potentially have both commercial and military applications);

•	the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations; and

•	the import regulatory activities of the U.S. Customs and Border Protection.

Other nations’ governments have implemented similar export and import control regulations, which may affect the A&S Business’s operations or transactions subject to their jurisdictions.

International Operations

The A&S Business’s products are available worldwide, and the A&S Business’s principal markets outside the United States are in Europe and Asia. The A&S Business also has operations around the world, and this geographic diversity allows it to draw on the skills of a worldwide workforce, provides greater stability to its operations, allows it to drive economies of scale, provides revenue streams that may help offset economic trends that are specific to individual economies and offers it an opportunity to access new markets for products. In addition, Fortive believes that the A&S Business’s future growth depends in part on its ability to continue developing products and sales models that successfully target high growth markets.

Annual revenue derived from customers outside the United States (based on geographic destination) as a percentage of total annual revenue was 51% in 2017, 48% in 2016 and 44% in 2015. Long-lived assets located outside the United States as a percentage of total long-lived assets was 16% in 2017, 14% in 2016 and 15% in 2015.

For additional information related to revenues and long-lived assets by country, see Note 14 in the “Combined Financial Statements of A&S Business.” For information regarding deferred taxes by geography, see Note 10 in the “Combined Financial Statements of A&S Business.”

The manner in which the A&S Business’s products are sold outside the United States differs by business and by region. Most of the A&S Business’s sales in non-U.S. markets are made by its subsidiaries located outside the United States, though the A&S Business also sells directly from the United States into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, the A&S Business generally sells through representatives and distributors.

Financial information about the A&S Business’s international operations is contained in Note 14 in the “Combined Financial Statements of A&S Business,” and information about the effects of foreign currency fluctuations on the A&S Business’s business is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the A&S Business.”

Major Customers

No single customer accounted for more than 10% of combined sales in 2017, 2016 or 2015.

Properties

The principal headquarters for the A&S Business are currently the headquarters of Fortive in Everett, Washington, but each of the four operating companies within A&S Business maintains its own headquarters. Those headquarters locations are:

•	Kollmorgen—Radford, Virginia

•	Thomson—Wood Dale, Illinois

•	Jacobs Vehicle Systems—Bloomfield, Connecticut

•	Portescap—Mumbai, India

As of December 31, 2017, the A&S Business’s facilities included twenty-two significant manufacturing and distribution facilities. Nine of these facilities are located in the United States in six states, and thirteen are located outside the United States in nine other countries, including the rest of North America, Asia Pacific, Europe and Latin America. These facilities cover approximately 1,583 thousand square feet, of which approximately 941 thousand square feet are owned and approximately 642 thousand square feet are leased. Particularly outside the United States, facilities often serve more than one operating segment and may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution.

Location	Own/Lease	Functional Use
Bloomfield, Connecticut	Own	Manufacturing
Suzhou, Jiangsu, China	Lease	Manufacturing
West Chester, Pennsylvania	Lease	Manufacturing
St. Kitts, West Indies (1)	Lease	Manufacturing
Mumbai, India	Lease	Manufacturing
Mumbai, India	Own	Manufacturing, R&D and administrative
Marengo, Illinois	Own	Manufacturing
Fremont, California	Lease	Manufacturing
East Aurora, New York	Own	Manufacturing

Location	Own/Lease	Functional Use
Amherst, New York	Lease	Manufacturing
Bristol, Connecticut	Lease	Manufacturing
Tijuana, Mexico (1)	Lease	Manufacturing
Kristianstad, Sweden	Own	Manufacturing
Wolfschlugen, Germany	Own	Manufacturing
Radford, Virginia	Own	Manufacturing and administrative
Radford, Virginia	Own	Manufacturing, R&D and administrative
Brno, Czech Republic	Lease	Manufacturing
Istanbul, Turkey	Lease	Manufacturing, R&D and administrative
São Paulo, Brazil	Lease	Manufacturing and administrative
Tianjin, China	Lease	Manufacturing and administrative

(1) Two separate facilities located at this location.

Fortive considers the A&S Business’s facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. Fortive believes the A&S Business’s properties and equipment have been well-maintained. See Note 11 in the “Combined Financial Statements of A&S Business” for additional information with respect to the A&S Business’s lease commitments.

Legal Proceedings

The A&S Business is, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to its business. Based upon Fortive’s experience, current information and applicable law, Fortive does not believe that these proceedings and claims will have a material effect on the financial position, results of operations or cash flows of the A&S Business.

HISTORICAL MARKET PRICE DATA AND DIVIDEND INFORMATION

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Altra. The Altra historical data have been derived from and should be read together with Altra’s audited consolidated financial statements and related notes thereto contained in Altra’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which are incorporated by reference into this prospectus. The pro forma data have been derived from the unaudited pro forma combined financial statements of Altra and the A&S Business included elsewhere in this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

This comparative historical and pro forma per share data are being presented for illustrative purposes only. Altra and the A&S Business may have performed differently had the Transactions occurred prior to the period or at the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Altra and the A&S Business been combined during the period or at the date presented or of the actual future results or financial condition of Altra or the A&S Business to be achieved following the Transactions.

	As of and for the Three Months Ended March 31, 2018		As of and for the Year Ended December 31, 2017
Altra	Historical	Pro Forma	Historical	Pro Forma
	(in millions, except per share data)
Basic earnings per share	$0.31	$0.28	$1.78	$1.23
Diluted earnings per share	$0.31	$0.28	$1.77	$1.22
Weighted average common shares outstanding—Basic	29.1	64.1	28.9	63.9
Weighted average common shares outstanding—Diluted	29.2	64.6	29.1	64.5
Book value per share of common stock	$14.19	$31.33	$13.65	$31.04
Dividends declared per share of common stock	$0.17	$0.17	$0.66	$0.66

Historical Common Stock Market Price and Dividend Data

Historical market price data for Newco have not been presented because the A&S Business is currently owned and operated by Fortive and there is no established trading market for Newco common stock. Newco common stock does not currently trade separately from Fortive common stock.

Shares of Fortive common stock currently trade on the NYSE under the symbol “FTV.” On March 6, 2018, the last trading day before the announcement of the Transactions, the last sale price of Fortive’s common stock reported by the NYSE was $75.12. On                 , 2018, the last trading day prior to the date of this prospectus, the last sale price of Fortive common stock reported by the NYSE was $        .

Shares of Altra common stock currently trade on Nasdaq under the symbol “AIMC.” On March 6, 2018, the last trading day before the announcement of the Transactions, the last sale price of Altra’s common stock reported by Nasdaq was $44.60. On                 , 2018, the last trading day prior to the date of this prospectus, the last sale price of Altra common stock reported by Nasdaq was $        .

The following table sets forth, for the periods indicated, the high and low sales prices per share of Fortive common stock, as reported on the NYSE, and Altra common stock, as reported on Nasdaq. In addition, the table also sets forth the quarterly cash dividends per share declared by Fortive with respect to Fortive common stock.

	Fortive Per Share Dividends	Fortive Common Stock		Altra Per Share Dividends	Altra Common Stock
		High	Low		High	Low
Calendar Year Ending December 31, 2018
First Quarter	$0.07	$80.31	$69.03	$0.17	$53.70	$41.05
Second Quarter	$0.07	$81.51	$69.08	$0.17	$46.55	$40.45
Third Quarter (through July 17, 2018)	$—	$78.10	$75.67	$0.17	$44.70	$42.70

Calendar Year Ending December 31, 2017
First Quarter	$0.07	$60.41	$52.99	$0.15	$46.90	$35.20
Second Quarter	$0.07	$65.21	$59.54	$0.17	$45.03	$36.50
Third Quarter	$0.07	$71.07	$62.05	$0.17	$48.95	$38.80
Fourth Quarter	$0.07	$75.69	$70.01	$0.17	$50.80	$44.95

Calendar Year Ended December 31, 2016
First Quarter	$—	$—	$—	$0.15	$28.08	$20.55
Second Quarter	$—	$—	$—	$0.15	$30.00	$25.77
Third Quarter	$0.07	$54.34	$46.29	$0.15	$29.23	$26.24
Fourth Quarter	$0.07	$56.24	$46.81	$0.15	$39.85	$27.35

Altra Dividend Policy

Declarations of dividends on Altra’s common stock are made at the discretion of Altra’s board of directors upon the board’s determination that the declaration of dividends are in the best interest of Altra’s stockholders. Altra has consistently paid regular dividends, which have increased by more than 300% since being introduced during the quarter ended March 31, 2012. In April 2018, Altra’s board of directors declared a quarterly dividend of $0.17 per share, consistent with its dividend declarations in the prior four quarters. Pursuant to the Merger Agreement, Altra has agreed that prior to the consummation of the Transactions, Altra’s board of directors will not declare or pay any dividends or other distributions other than the declaration and payment of regular quarterly cash dividends of an amount not to exceed $0.17 per share.

Fortive Dividend Policy

Declarations of dividends on Fortive’s common stock are made at the discretion of Fortive’s board of directors. Among other things, Fortive’s board of directors evaluates business conditions and earnings. In April 2018, Fortive’s board of directors declared a quarterly dividend of $0.07 per share, consistent with declared dividends in all four quarters in 2017 and the first quarter in 2018. Aggregate cash payments for dividends during 2017 were $97.2 million.

SELECTED FINANCIAL STATEMENT DATA

Selected Historical Combined Financial Data of the A&S Business

The selected historical combined financial data of the A&S Business for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, and as of December 31, 2017 and December 31, 2016, as set forth below, have been derived from the audited annual combined financial statements of the A&S Business, which are included in the “Index to Financial Statements” section of this prospectus. The selected historical combined condensed financial data for the three months ended March 30, 2018 and March 31, 2017 and as of March 30, 2018, as set forth below, have been derived from the interim unaudited combined condensed financial statements of the A&S Business, which are included in the “Index to the Financial Statements” section of this prospectus. The unaudited selected historical combined financial data as of March 31, 2017 and December 31, 2015, and as of and for the years ended December 31, 2014 and December 31, 2013, have been derived from the unaudited annual combined financial statements of the A&S Business not included or incorporated by reference in this prospectus. This information is only a summary and the table below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the A&S Business” and the annual and quarterly combined financial statements of the A&S Business and the notes thereto included elsewhere in this prospectus.

	As of and for the Three Months Ended				As of and for the Year Ended December 31
($ in millions)	March 30, 2018		March 31, 2017		2017	2016	2015		2014 (a)		2013 (a)
Selected Statement of Earnings Information:	(unaudited	)	(unaudited	)					(unaudited	)	(unaudited	)
Sales	$250.6		$218.8		$907.3	$852.6	$874.1		$960.9		$959.0
Operating profit	57.7		45.7		193.2	166.7	165.4		215.5		179.8
Net earnings	47.8		34.7		151.7	121.2	110.1		149.1		132.7
Selected Balance Sheet Information:	(unaudited	)	(unaudited	)			(unaudited	)	(unaudited	)	(unaudited	)
Total assets	$894.7		$853.4		$872.0	$836.4	$832.1		$850.8		$933.0

(a)	In August 2014, the A&S Business completed the divestiture of its electric EVS/hybrid product line for a sale price of approximately $87 million in cash. This product line contributed sales, operating profit and net earnings of approximately $59.5 million, $10.5 million and $7.3 million, respectively, in 2014 prior to the divestiture. This product line contributed sales, operating profit and net earnings of approximately $106.5 million, $10.5 million and $7.8 million, respectively, in 2013. The Business recorded a pre-tax gain on the sale of the product line of approximately $34 million ($26 million after-tax). As of December 31, 2013, this product line had assets of approximately $66 million. Subsequent to the August 2014 sale, the A&S Business had no continuing involvement in the EVS/hybrid product line. The divestiture of the EVS/hybrid product line was not classified as a discontinued operation in these financial statements because the disposition does not represent a strategic shift that had a major effect on the A&S Business’s operations and financial statements.

Selected Historical Consolidated and Combined Financial Data of Fortive

The following summary historical consolidated and combined financial data of Fortive and Fortive’s businesses, which comprise certain operating units that, prior to the Danaher Separation on July 2, 2016, were included in Danaher’s Test & Measurement segment, Industrial Technologies segment (other than its Product Identification platform) and Retail/Commercial Petroleum platform (collectively, the “Fortive Businesses”), as of and for the periods indicated. Operating results for any prior period are not necessarily indicative of results to be expected in any future period.

The following summary historical consolidated condensed financial data of Fortive for the three months ended March 30, 2018 and March 31, 2017, and as of such dates, have been derived from Fortive’s historical unaudited consolidated condensed financial statements as of and for the three months ended March 30, 2018 and March 31, 2017. Fortive derived the consolidated and combined statements of earnings data for the years ended December 31, 2017, 2016, 2015 and 2014 from Fortive’s historical audited consolidated and combined financial statements. Fortive derived the combined statements of earnings data for the years ended December 31, 2013 from the historical audited combined financial statements of the Fortive Businesses. The earnings data for the year ended December 31, 2016 consist of Fortive’s consolidated results for the six months ended December 31, 2016 and the combined results of the Fortive Businesses for the six months ended July 1, 2016. The earnings data for the years ended December 31, 2015, 2014, 2013 consist of the combined results of the Fortive Businesses.

Fortive derived the consolidated and combined balance sheet data as of December 31, 2017, 2016 and 2015 from Fortive’s historical audited consolidated and combined balance sheets. Fortive derived the combined balance sheet data as of December 31, 2014 and 2013 from the audited combined financial statements of the Fortive Businesses. The balance sheet data consist of Fortive consolidated balances as of December 31, 2017 and 2016, the combined balances of Fortive and the Fortive Businesses as of December 31, 2015 and the combined balances of the Fortive Businesses as of December 31, 2014 and 2013.

Through the date of the Danaher Separation, all revenues and costs as well as assets and liabilities directly associated with the Fortive Businesses have been included in the combined financial statements. Prior to such separation from Danaher, the combined financial statements also included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to the Fortive Businesses and allocations of related assets, liabilities, and Danaher’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had Fortive been an entity that operated independently of Danaher during the applicable periods. Following the separation from Danaher, the consolidated financial statements include the accounts of Fortive and its wholly-owned subsidiaries and no longer include any allocations from Danaher. The summary financial data set forth below may not be indicative of Fortive’s results had it been a separate stand-alone entity throughout the periods presented.

The summary financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Fortive’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

(in millions, except per share information)

	As of and for the Three Months Ended		As of and for the Year Ended December 31
	March 30, 2018	March 31, 2017	2017	2016	2015	2014	2013
	(unaudited)	(unaudited)
Sales	$1,740.7	$1,535.2	$6,656.0	$6,224.3	$6,178.8	$6,337.2	$5,961.9
Operating profit	338.2	295.6	1,354.9	1,246.0	1,269.7	1,245.3	1,143.2
Earnings before income taxes	312.9	272.3	1,284.2	1,197.0	1,269.7	1,279.2	1,143.2
Net earnings	261.2	199.7	1,044.5	872.3	863.8	883.4	830.9
Net earnings per share:
Basic	0.75	0.58	3.01	2.52	2.50	2.56	2.41
Diluted	0.74	0.57	2.96	2.51	2.50	2.56	2.41
Dividends declared and paid per share	0.07	0.07	0.28	0.14	—	—	—
Total assets	10,655.4	8,234.3	10,500.6	8,189.8	7,210.6	7,355.6	7,240.1
Total long-term debt	$3,996.9	$3,262.7	$4,056.2	$3,358.0	$—	$—	$—

Selected Historical Consolidated Financial Data of Altra

The following summary historical consolidated financial data of Altra for the three months ended March 31, 2018 and March 31, 2017, and as of such dates, have been derived from Altra’s historical unaudited consolidated and combined financial statements as of and for the three months ended March 31, 2018 and March 31, 2017. The following selected historical consolidated financial data of Altra for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been derived from Altra’s historical audited consolidated and combined financial statements. The selected historical combined financial data presented below are not necessarily indicative of the results or financial condition that may be expected for any future period or date. You should read the table below in conjunction with the financial statements of Altra and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Altra’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

(in millions, except per share data)

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Results of Operations:
Net sales	$240.4	$215.4	$876.7	$708.9	$746.7	$819.8	$722.2
Cost of sales	166.2	149.3	601.0	486.8	518.2	570.9	506.8

Gross profit	74.2	66.1	275.7	222.1	228.5	248.9	215.4
Operating expenses:
Selling, general and administrative expenses	47.1	40.3	164.5	140.5	139.3	156.5	130.2
Research and development expenses	6.5	6.2	24.4	17.7	17.8	15.5	12.5
Impairment of Intangible assets	—	—	—	6.6	—	—	—
Restructuring costs and other	0.9	1.9	5.8	9.8	7.2	1.8	1.1

	54.5	48.4	194.7	174.6	164.3	173.8	143.8

Income from operations	19.7	17.7	81.0	47.5	64.2	75.1	71.6
Other non-operating income and expense:
Loss on partial settlement of pension plan	5.1	—	—	—	—	—
Interest expense, net	1.8	1.7	7.7	11.7	12.2	12.0	10.6
Loss on extinguishment of convertible debt		1.8	1.8	2.0	—	—	—
Other non-operating expense (income), net	(0.1)	(0.5)	0.4	—	0.9	—	1.7

	6.8	3.0	9.9	13.7	13.1	12.0	12.3
Income before income taxes	12.9	14.7	71.1	33.8	51.1	63.1	59.3
Provision for income taxes	3.9	4.4	19.7	8.7	15.8	22.9	19.1

Net income	9.0	10.3	51.4	25.1	35.3	40.2	40.2
Net loss (income) attributable to non-controlling interest	—	—	—	—	0.1	—	0.1

Net income attributable to Altra Industrial Motion Corp.	$9.0	$10.3	$51.4	$25.1	$35.4	$40.2	$40.3

Other Financial Data:
Depreciation and amortization	$9.4	$8.8	$36.0	$29.9	$30.1	$32.1	$27.9
Purchases of fixed assets	(7.0)	(7.3)	(32.8)	(18.9)	(22.9)	(28.1)	(27.8)
Cash flow provided by (used in):
Operating activities	3.7	3.0	80.6	76.6	86.8	84.5	89.6
Investing activities	(7.0)	(7.3)	(26.7)	(206.9)	(21.7)	(42.3)	(130.0)
Financing activities	(3.7)	(13.7)	(74.0)	149.8	(55.8)	(54.0)	18.0
Weighted average shares, basic	29.1	28.8	28.9	25.7	26.1	26.7	26.8
Weighted average shares, diluted	29.2	28.9	29.1	25.9	26.1	27.4	26.8
Basic Earnings per share:

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Net income attributable to Altra Industrial Motion Corp.	$0.31	$0.36	$1.78	$0.97	$1.36	$1.50	$1.50

Diluted earnings per share:
Net income attributable to Altra Industrial Motion Corp.	$0.31	$0.36	$1.77	$0.97	$1.36	$1.47	$1.50

Cash dividend declared	$0.17	$0.15	$0.66	$0.60	$0.57	$0.46	$0.38

Balance Sheet Data:
Cash and cash equivalents	$46.4	$52.9	$52.0	$69.1	$50.3	$47.5	$63.6
Total assets	938.5	877.5	920.7	869.8	632.3	676.4	727.4
Total debt, net of unaccreted discount	279.7	318.0	276.0	369.7	234.8	255.8	278.3
Long-term liabilities, excluding long-term debt	$104.2	$84.3	$105.9	$88.9	$53.8	$56.7	$55.7

UNAUDITED COMBINED PRO FORMA INFORMATION OF ALTRA AND THE A&S BUSINESS

The following unaudited pro forma combined financial information was prepared using the historical consolidated financial statements of Altra and the combined financial statements of the A&S Business. The unaudited pro forma combined financial information, including the notes thereto, should be read in conjunction with the following historical financial statements and accompanying notes for the applicable periods, which are incorporated by reference or included in this prospectus:

•	Altra’s unaudited consolidated financial statements for the three months ended March 31, 2018 included in Altra’s Quarterly Report on Form 10-Q which was filed with the SEC on May 9, 2018 (incorporated by reference);

•	Altra’s audited consolidated financial statements for the fiscal year ended December 31, 2017 (fiscal year 2017) included in Altra’s Annual Report on Form 10-K which was filed with the SEC on February 23, 2018 (incorporated by reference);

•	the A&S Business’s unaudited combined financial statements for the three months ended March 30, 2018 included in this prospectus; and

•	the A&S Business’s audited combined financial statements for the year ended December 31, 2017 included in this prospectus.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017 combines the historical consolidated statement of operations of Altra and the historical combined statement of operations for the A&S Business, giving effect to the Merger and the other Transactions as if they had been consummated on January 1, 2017, the beginning of the earliest period presented. The unaudited pro forma combined balance sheet combines the historical condensed consolidated balance sheet of Altra and the historical condensed combined balance sheet of the A&S Business as of March 31, 2018, giving effect to the Merger and the other Transactions as if they had been consummated on March 31, 2018.

The accompanying unaudited pro forma combined financial statements give effect to the transfer of a portion of the A&S Business through the acquisition of all of the outstanding shares of Newco common stock by Altra assuming an equity consideration of $1,645.4 million, paid in Altra common stock based on the average trading price of Altra common stock for the first five business days following the announcement of the Transactions on March 7, 2018, the distribution of the Cash Dividend and Newco Securities by Newco to Fortive and the transfer of certain non-U.S. assets, liabilities and entities constituting the remaining portion of the A&S Business from Fortive to Altra or one or more subsidiaries of Altra through the Direct Sales (collectively, the “A&S Business Acquisition”).

The unaudited pro forma combined financial information has been prepared by Altra management and is based on the estimates and assumptions set forth in the notes to such information. The unaudited pro forma combined financial information is being presented for illustrative purposes only and, therefore, is not necessarily indicative of the consolidated results of operations or financial position that might have been achieved by the combined company for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position of the combined company that may occur in the future.

The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States. The unaudited pro forma adjustments related to the A&S Business Acquisition are preliminary and do not reflect the final purchase price or final allocation of the excess of the purchase price over the net book value of the net assets of the A&S Business. The final purchase price and allocation of the purchase price will be based on the fair value of assets and liabilities that exist at the closing date of the A&S Business Acquisition. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and additional analysis is performed. Upon closing of the acquisition, final valuations will be performed. The completion of the valuation, accounting for the A&S Business Acquisition and the allocation of the purchase price may be different than that of the amounts reflected in the pro forma purchase price allocation, and any differences could be material. Such differences could affect the purchase price and allocation of the purchase price, which may affect the value assigned to the tangible or intangible assets and amount of depreciation and amortization expense recorded in the combined statements of operations. There can be no assurance that Altra will not alter the financing structure of the A&S Business Acquisition described herein.

The historical combined financial statements of the A&S Business have been “carved-out” from Fortive’s historical accounting records and reflect assumptions and allocations made by Fortive. All revenues and costs as well as assets and liabilities directly attributable to the A&S Business are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to the A&S Business and allocations of related assets, liabilities, and parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the A&S Business been an entity that operated independently of Fortive for the periods or at the date presented. See Note 1 to the A&S Business financial statements included elsewhere in this document.

The unaudited pro forma combined financial information contains only adjustments that are factually supportable, directly attributable to the Transactions and, with respect to the pro forma combined statements of operations, expected to have a continuing impact on the combined business. The unaudited pro forma combined financial information does not reflect any cost savings or synergies that Altra may realize after the completion of the A&S Business Acquisition.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(Dollar information in millions)

	Altra as of March 31, 2018	A&S Business as of March 30, 2018	Pro Forma Adjustments		Pro Forma as of March 31, 2018
Assets:
Current assets
Cash and cash equivalents	$46.4	$—	$—	(A)	$46.4
Trade receivables, net	150.8	140.8	—		291.6
Inventories	148.7	76.2	8.7	(B)	233.6
Income tax receivable	4.9	—	—		4.9
Prepaid expenses and other current assets	17.7	7.5	—		25.2
Assets held for sale	1.1	—	—		1.1

Total current assets	369.6	224.5	8.7		602.8
Property, plant and equipment, net	194.3	104.4	104.4	(C)	403.1
Intangible assets, net	160.8	19.5	1,168.2	(D)	1,348.5
Goodwill	209.7	538.3	1,404.4	(E)	2,152.4
Deferred income taxes	1.7	—	—		1.7
Other non-current assets, net	2.4	8.0	—		10.4

Total assets	$938.5	$894.7	$2,685.7		$4,518.9

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$62.4	$106.3	$—		$168.7
Accrued payroll	26.3	—	—		26.3
Accruals and other current liabilities other	43.1	48.9	—		92.0
Income tax payable	9.9	—	—		9.9
Deferred revenue	—	—	—		—
Current portion of long-term debt	1.4	3.7	—		5.1

Total current liabilities	143.1	158.9	—		302.0
Long-term debt, less current portion and net of unaccreted discount	278.3	—	1,438.7	(F)	1,717.0
Deferred income taxes	52.3	30.9	321.9	(G)	405.1
Pension liabilities	25.7	19.0	—		44.7
Long-term taxes payable	5.4	—	—		5.4
Other long-term liabilities	20.7	4.3	—		25.0
Total stockholders’ equity	413.0	681.6	925.1	(H)	2,019.7

Total liabilities and stockholders’ equity	$938.5	$894.7	$2,685.7		$4,518.9

See accompanying notes to unaudited pro forma combined financial information, including Note 2 for an explanation of the preliminary pro forma adjustments.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(Dollar and share information in millions except per share data)

	Altra Three Months Ended March 31, 2018	A&S Business Three Months Ended March 30, 2018	Pro Forma Adjustments		Pro Forma Three Months Ended March 31, 2018
Results of Operations:
Net sales	$240.4	$250.6	$—		$491.0
Cost of sales	166.2	146.1	11.3	(I)	323.6

Gross profit	74.2	104.5	(11.3)		167.4
Gross profit as a percent of net sales	30.9%	41.7%	—		34.1%
Selling, general & administrative expenses	44.6	37.6	0.3	(J)	82.5
Research and development expenses	6.5	9.1	—		15.6
Intangible asset amortization	2.5	0.1	14.7	(K)	17.3
Restructuring charges	0.9	—	—		0.9

Income from operations	$19.7	$57.7	$(26.3)		$51.1
Income from operations as a percent of net sales	8.2%	23.0%	—		10.4%
Interest expense, net	1.8	0.1	21.1	(L)	23.0
Loss on the partial settlement of pension plan	5.1	—	—		5.1
Other non-operating expense (income), net	(0.1)	—	—		(0.1)

Income before income taxes	$12.9	$57.6	$(47.4)		$23.1
Provision/(benefit) for income taxes	3.9	9.8	(8.5	)(M)	5.2

Income tax rate	30.2%	17.0%	17.9%		22.5%

Net income	$9.0	$47.8	$(38.9)		$17.9

Per Share Information:
Weighted average common shares outstanding:
Basic	29.1	—	35.0	(N)	64.1
Diluted	29.2	—	35.4		64.6
Net income per share:
Basic	$0.31	$—	$—		$0.28
Diluted	$0.31	$—	$—		$0.28

See accompanying notes to unaudited pro forma combined financial information, including Note 2 for an explanation of the preliminary pro forma adjustments.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(Dollar and share information in millions except per share data)

	Altra Fiscal Year Ended December 31, 2017	A&S Business Fiscal Year Ended December 31, 2017	Pro Forma Adjustments		Pro Forma Fiscal Year Ended December 31, 2017
Results of Operations:
Net sales	$876.7	$907.3	$—		$1,784.0
Cost of sales	601.0	530.2	18.8	(I)	1,150.0

Gross profit	275.7	377.1	(18.8)		634.0
Gross profit as a percent of net sales	31.5%	41.6%	—		35.5%
Selling, general & administrative expenses	155.0	147.0	0.5	(J)	302.5
Research and development expenses	24.4	36.6	—		61.0
Intangible asset amortization	9.5	0.3	58.6	(K)	68.4
Restructuring charges	4.1	—	—		4.1
Loss on the partial settlement of pension plan	1.7	—	—		1.7

Income from operations	$81.0	$193.2	$(77.9)		$196.3
Income from operations as a percent of net sales	9.2%	21.3%	—		11.0%
Interest expense, net	7.7	0.5	83.6	(L)	91.8
Loss on write-off of deferred financing and extinguishment of convertible debt	1.8	—	—		1.8
Other non-operating expense (income), net	0.4	—	—		0.4

Income before income taxes	$71.1	$192.7	$(161.5)		$102.3
Provision/(benefit) for income taxes	19.7	41.0	(37.2	)(M)	23.5

Income tax rate	27.7%	21.3%	23.0%		23.0%

Net income	$51.4	$151.7	$(124.3)		$78.8

Per Share Information:
Weighted average common shares outstanding:
Basic	28.9	—	35.0	(N)	63.9
Diluted	29.1	—	35.4		64.5
Net income per share:
Basic	$1.78	$—	$—		$1.23
Diluted	$1.77	$—	$—		$1.22

See accompanying notes to unaudited pro forma combined financial information, including Note 2 for an explanation of the preliminary pro forma adjustments.

ALTRA INDUSTRIAL MOTION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

On March 7, 2018, Altra and Fortive agreed to enter into the Transactions to effect the transfer of the A&S Business to Altra. These Transactions provide for (i) the separation and consolidation of a portion of the A&S Business under Newco through the Separation, (ii) the distribution of Newco to Fortive’s stockholders through either a spin-off, split-off or combination thereof through the Distribution, (iii) the merger of Merger Sub with and into Newco, with Newco surviving as a wholly-owned subsidiary of Altra upon completion of the Merger and (iv) the transfer of certain non-U.S. assets, liabilities and entities constituting the remaining portion of the A&S Business to Altra or one or more subsidiaries of Altra through the Direct Sales. Pursuant to the Merger Agreement, it is currently expected that holders of Newco common stock will receive, in aggregate, 35 million shares of Altra common stock, or a ratio of one share of Altra common stock for each share of Newco common stock. Upon completion of the Transactions, depending on the number of shares of Altra common stock outstanding, it is expected that pre-Merger holders of Newco common stock and Newco employees, collectively, and pre-Merger holders of Altra common stock, collectively, will hold approximately 54% and 46%, respectively, of the shares of Altra common stock on a fully-diluted basis. Altra will be the legal and accounting acquirer. The Transactions are expected to be completed in 2018.

The pro forma combined financial information has been prepared for illustrative purposes only and does not reflect the costs of any integration activities or transaction-related costs or incremental capital spending that Altra management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the pro forma financial information does not purport to be indicative of the actual results that would have been achieved by Altra if the Transactions had already occurred for the periods presented or that will be achieved in the future.

The accompanying unaudited pro forma combined balance sheet assumes the Transactions took place on March 31, 2018 and combines Altra’s historical consolidated balance sheet as of March 31, 2018 with the A&S Business’s historical combined balance sheet as of March 30, 2018 and applies pro forma adjustments to the resulting amounts. The unaudited pro forma combined statements of operations for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017 assume that the Transactions took place on the first day of the earliest period presented (January 1, 2017) and applies pro forma adjustments to the resulting amounts.

Certain reclassifications have been included within the pro forma adjustments to conform the A&S Business’s historical financial statements to Altra’s financial statement classifications. Upon completion of the Transactions, Altra will perform a further review of the A&S Business’s accounting policies. As a result of that review, Altra may identify additional differences between the accounting policies of Altra and the A&S Business that, when conformed, could have a material impact on the combined financial statements.

Note 2—Unaudited Pro Forma Adjustments

The pro forma adjustments included in the accompanying information do not reflect the final purchase price or final allocation of the excess of the purchase price over the net book value of the net assets of the A&S Business. The fair value assigned to the various tangible and intangible assets acquired, including goodwill, is preliminary and subject to change. Final adjustments may result in a materially different purchase price and allocation of the purchase price, which will affect the value assigned to the tangible or intangible assets and the depreciation and amortization expense recorded in the consolidated statements of operations.

Unaudited Pro Forma Combined Balance Sheet

(A)	Cash and cash equivalents were adjusted as follows (in millions):

Cash payment to Fortive for Basis Amount	($150.0)
Proceeds from issuance of Newco securities not used in the debt exchange	150.0

$—

(B)	Represents the adjustment to record the inventory of the A&S Business at its estimated fair value.

(C)	Represents the adjustment to the net book value of the plant, property and equipment of the A&S Business, in order to record it at its fair value as of the assumed acquisition date.

(D)	Represents the elimination of $19.5 million of the historical A&S Business’s intangible assets and the allocation of $1,187.7 million of the estimated purchase price of the Transactions to intangible assets comprising the asset classes shown in Note (E) below.

The preliminary fair value of customer relationships was estimated using the multi-period excess earnings method, a variation of the income approach, which measures economic benefit indirectly by calculating residual profit attributable to an asset after proper returns are paid to complementary or contributory assets. Key estimates and assumptions used in this model were projected revenues and expenses related to the assets, estimated contributory asset charges and a risk adjusted discount rate used to calculate the present value of the future expected cash inflows from the assets.

The preliminary fair value of the trade names and trademark intangible assets was estimated using the relief-from-royalty method, a variation of the income approach, which values an intangible asset by estimating the royalties saved through ownership of the asset. Key estimates and assumptions used in this model were projected revenues, estimated royalty rates and a risk adjusted discount rate used to calculate the present value of the future expected royalty savings that accrue to the owner of the assets.

No assurance can be given that the underlying assumptions and estimates used to estimate the fair values of customer relationships, trade names and trademarks will not change. For this and other reasons, actual results may vary significantly from estimated results. A summary of the net adjustment to record the identifiable intangible assets acquired in connection with the Merger is shown in Note (E).

(E)	Represents the elimination of the historical goodwill of the A&S Business of $538.3 million and the addition of goodwill of $1,942.7 million related to the Transactions. A preliminary calculation of the goodwill based on the excess of estimated purchase price over the fair values of the assets acquired and liabilities assumed resulting from the Transactions is shown below (in millions):

Purchase Price Allocation:
Total cash consideration	$1,000.0
Senior unsecured notes assumed	400.0
Total equity consideration	1,645.4

Estimated purchase price	$3,045.4

Estimated fair value of assets acquired and liabilities assumed:
Cash	$—
Accounts receivable	140.8
Inventories	84.9
Prepaid expenses and other assets	7.5
Property, plant and equipment	208.8
Other assets	8.0
Other intangible assets	1,187.7
Accounts payable	(106.3)
Accrued expenses	(48.9)
Other current liabilities	(3.7)
Other long-term liabilities	(4.3)
Pension liabilities	(19.0)
Deferred tax liabilities, net	(352.8)

Total estimated fair value of assets acquired and liabilities assumed	$1,102.7

Goodwill	$1,942.7

Other intangible assets acquired consists of:
Customer relationships	$883.2
Trade names and trademarks	304.5

Total intangible assets	$1,187.7

(F)	On or about the closing date of the Transactions, Altra and Newco expect to incur indebtedness of approximately $1,740 million, which is currently expected to consist of $1,340 million under the Altra Term Loan B Facility and $400 million of Newco Notes and Newco Securities, of which $150 million (subject to adjustment as provided in the Separation Agreement) is expected to be issued as Newco Notes for cash, and $250 million (subject to adjustment as provided in the Separation Agreement) is expected to be issued as Newco Securities, to (i) finance the required cash payments to Fortive, (ii) pay fees and expenses of Altra in connection with the Transactions, (iii) refinance Altra’s existing credit facility and (iv) make other payments in connection with the Transactions. In addition to the Newco Notes expected to be issued for cash, Newco expects to issue the Newco Securities to Fortive or, if Fortive determines that the Debt Exchange is not reasonably likely to be consummated at the time of the Distribution and elects to receive cash from Newco in lieu of the Newco Securities, Newco expects to issue additional Newco Notes for cash or incur other indebtedness in the form of debt securities, loans or a combination thereof to finance the payment by Newco to Fortive of cash equal to the Above-Basis Amount. Upon consummation of the Transactions, Altra and Newco expect to guarantee each other’s obligations under this indebtedness. To the extent Altra and Newco do not obtain debt financing as described above, Newco expects to incur senior unsecured bridge loans on the terms, and subject to the conditions, in the Newco Commitment Letter.

Long-term debt was adjusted as follows (in millions):

Newco Notes and Newco Securities (1)	$400.0
Altra Term Loan B Facility (2)	1,340.0
Altra revolving credit facility repayment (3)	266.6
Capitalized financing fees (4)	(34.7)

Total pro forma adjustment to long-term debt	$1,438.7

(1)

Represents the Newco Notes and Newco Securities expected to be issued by Newco to Fortive immediately prior to the Distribution. It is currently expected that Newco will issue approximately $400 million in aggregate principal amount of Newco Notes and Newco Securities, of which $150 million (subject to adjustment as provided in the Separation Agreement) is expected to be issued as

Newco Notes for cash, and $250 million (subject to adjustment as provided in the Separation Agreement) is expected to be issued as Newco Securities. The Newco Securities are expected to have a maturity date of not less than seven years and not more than eight years and are expected to be callable after five years from issuance. In addition, the Newco Securities are expected to have an effective yield (without taking into account underwriters’ fees and commissions) not to exceed an agreed cap (unless Altra in its sole discretion agrees otherwise) and to be subject to customary covenants and other terms and conditions for issuers of comparable creditworthiness. After the consummation of the Merger, the Newco Securities are also expected to be guaranteed by Altra and its direct or indirect, wholly-owned domestic subsidiaries. Other terms of the Newco Securities will be established in accordance with the terms of the Merger Agreement and the Separation Agreement. If the Debt Exchange is consummated, the Newco Securities may be exchanged by Fortive on or about the closing date of the Merger with investment banks and/or commercial banks in exchange for existing debt securities, loans and/or commercial paper, or a combination thereof, of Fortive. See “The Transactions—Debt Exchange.” The interest expense adjustment for the Newco Notes and the Newco Securities is based on an interest rate of 6.5%.

(2)	Represents the assumed borrowings under the Altra Term Loan B Facility. Altra has obtained $1,340 million of commitments for a new senior secured term loan B credit facility and expects to draw the entire amount in order to finance the Transactions. The annual interest rate included in the unaudited pro forma condensed combined statement of operations with respect to the Altra Term Loan B Facility is based on the terms of the Altra Commitment Letter. The interest expense adjustment for the Altra Term Loan B Facility, which is expected to have a term of seven years, is based on an interest rate of LIBOR plus 275 basis points.

(3)	Represents repayment and extinguishment in full of all outstanding indebtedness for borrowed money under Altra’s existing credit facility. This indebtedness is expected to be repaid with proceeds from the Altra Term Loan B Facility.

(4)	Represents the capitalized financing fees related to the Altra Facilities and the Bridge Facility.

The unaudited pro forma condensed combined statement of operations reflects adjustments to include an estimate of the interest expense on the additional indebtedness to be incurred in connection with the Transactions.

(G)	Represents a net increase to deferred tax liabilities resulting from the assignment of a portion of the estimated purchase price allocation to identifiable tangible and intangible assets which are not expected to be deductible for tax purposes ($325.2 million), as well as the removal of the historical deferred tax liability of the A&S Business associated with the historical intangible assets, of $3.3 million.

(H)	Reflects the (i) elimination of the historical equity of the A&S Business (which results in a reduction to pro forma equity of $681.6 million), (ii) addition of equity recorded for the issuance of 35 million shares of Altra common stock issued at $47.01 per share, the average trading price of Altra common stock for the first five business days following the announcement of the Transactions on March 7, 2018 (which results in an increase in pro forma equity of $1,645.4 million), and (iii) a $38.7 million (after tax) impact to retained earnings of transaction costs associated with the Transactions. The equity component of the purchase price consideration is fixed at 35 million shares of Altra common stock and, as such, for every increase or decrease in the share price of Altra common stock by $1, the purchase price will correspondingly increase or decrease by $35 million.

Unaudited Pro Forma Combined Statements of Operations

(I)

Represents the adjustment to record $2.6 million and $10.1 million of additional depreciation expense for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017, respectively, resulting from the Fair Market Value adjustment of property, plant and equipment. Also included is

$8.7 million of additional expense related to the adjustment to record the inventory of the A&S Business at its estimated fair value.

(J)	Represents the elimination of historical compensation expense and the addition of expense related to new grants of equity incentive awards to A&S Business employees upon consummation of the Transactions. Sales, general and administrative expenses were adjusted as follows (in millions):

	Three Months Ended March 31, 2018	Fiscal Year Ended December 31, 2017
Value of new grants to A&S Business employees	$17.1	$17.1
Compensation expense related to new grants to A&S Business employees	$1.2	$4.9
Elimination of stock-based compensation expense	(0.9)	(4.4)

Total adjustment to sales, general and administrative expenses	$0.3	$0.5

(K)	Reflects the pro forma adjustments for the amortization expense resulting from the allocation of a portion of the estimated purchase price of the Transactions to intangible assets.

Altra has estimated the pro forma amortization expense of acquired intangibles for the following periods based upon the estimated fair value and expected remaining useful lives of 15 years (in millions).

The tradenames and trademarks are considered to have an indefinite life and will not be amortized.

	Classification of Expense	Three Months Ended March 31, 2018	Fiscal Year Ended December 31, 2017
Acquired Intangible Asset Amortization:
Customer relationships	Amortization of intangible assets	$14.7	$58.9

Total acquired intangible asset amortization		$14.7	$58.9

In addition, this adjustment reflects the elimination of the A&S Business’s historical intangible amortization as follows (in millions):

	Classification of Expense	Three Months Ended March 31, 2018	Fiscal Year Ended December 31, 2017
Historical Intangible Asset Amortization:
Customer relationships and other intangible assets	Amortization of intangible assets	$0.1	$0.3

Total historical intangible asset amortization		$0.1	$0.3

(L)	Interest expense was adjusted as follows (in millions):

	Three Months Ended March 31, 2018	Fiscal Year Ended December 31, 2017
Estimated interest expense of new indebtedness (1)	$23.0	$91.8
Elimination of interest expense attributable to historical indebtedness of Altra	(1.8)	(7.7)
Elimination of interest expense attributable to historical indebtedness of the A&S Business	(0.1)	(0.5)

Total adjustment to interest expense, net	$21.1	$83.6

(1)	For each one-eighth of 1% change in estimated interest rate associated with the new indebtedness, interest expense would increase or decrease by approximately $2.2 million.

(M)	Reflects the estimated tax effect of pro forma adjustments to income before provision for income taxes using a weighted estimated blended statutory rate of 22.5% and 23.0% for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017, respectively, based on the impact of the Transactions on the combined company, as the effective rate approximates the statutory rate for the periods presented.

(N)	Reflects the pro forma total number of shares outstanding giving effect to the Altra common stock issued as consideration for the Merger. The pro forma weighted average number of shares of Altra common stock outstanding for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017 have been calculated as if the Altra common stock issued as part of the Merger had been issued or purchased as of January 1, 2017. The following table sets forth the computation of pro forma adjustment to basic and diluted shares for the following periods (in millions):

	Three Months Ended March 31, 2018		Fiscal Year Ended December 31, 2017
	Basic	Diluted	Basic	Diluted
Altra common stock outstanding	29.1	29.2	28.9	29.1
Record new equity issued to Fortive stockholders	35.0	35.4	35.0	35.4

Pro forma shares of Altra common stock outstanding	64.1	64.6	63.9	64.5

In addition, on a pro forma basis and based on Altra’s current annual dividend of $0.68 per share of Altra common stock, Altra’s annual dividend payment for the three months ended March 31, 2018 and the twelve months ended December 31, 2017 would have increased by approximately $5.9 million and $23.8 million, respectively, in relation to the 35 million shares of Altra common stock to be issued as consideration for the Merger. Altra expects to fund these increased dividend payments from cash generated from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE A&S BUSINESS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of the financial statements with a narrative from the perspective of the management of the A&S Business. The MD&A should be read in conjunction with the A&S Business’s Combined Financial Statements for the year ended December 31, 2017 (the “Combined Financial Statements”) and Combined Condensed Financial Statements for the three months ended March 30, 2018. The MD&A is divided into seven sections:

•	Basis of Presentation

•	Overview

•	Results of Operations

•	Risk Management

•	Liquidity and Capital Resources

•	Critical Accounting Estimates

•	New Accounting Standards

BASIS OF PRESENTATION

Basis of Presentation

The accompanying combined financial statements present the historical financial position, results of operations, changes in Fortive’s (or “Parent”) equity and cash flows of the A&S Business in accordance with GAAP for the preparation of carved-out combined financial statements. The A&S Business had operated as part of Danaher’s Industrial Technologies segment prior to the Danaher Separation and, following the Danaher Separation, as part of the Automation & Specialty platform within Fortive’s Industrial Technologies segment.

The A&S Business consists of certain operating units of Parent that are recognized leaders in attractive markets globally. The A&S Business provides a wide range of electromechanical and electronic motion control products and mechanical components as well as supplemental braking systems for commercial vehicles. The automation products are sold in various precision motion markets, such as the markets for packaging equipment, medical equipment, metal forming equipment, robotics and food and beverage processing applications. The A&S Business’s research and development, manufacturing, sales, distribution, service and administrative facilities are located across North America, Asia Pacific, Europe and Latin America.

On March 7, 2018, Fortive announced a definitive agreement with Altra to combine the A&S Business with Altra whereby Fortive will distribute to its stockholders all of the shares of common stock of Newco, a wholly owned subsidiary of Fortive. Prior to the Distribution, Fortive will transfer certain assets and liabilities constituting a portion of the A&S Business to Newco or one or more subsidiaries of Fortive, and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities. Immediately thereafter, Fortive will contribute all equity interests in each such subsidiary of Fortive holding assets and liabilities constituting the A&S Business to Newco in exchange for a number of shares of Newco common stock, the Newco Securities (as defined in the prospectus) and Cash Dividend (as defined in the prospectus). The distribution of shares of Newco common stock to Fortive stockholders will be effected as either a split-off transaction, spin-off, or a combination split-off and spin-off, followed by a merger of Newco with a subsidiary of Altra, with Newco surviving as a wholly-owned subsidiary of Altra. Both the Distribution and Merger are expected to qualify as tax-efficient transactions to Fortive and its stockholders, except to the extent that cash is paid to Fortive stockholders in lieu of fractional shares of Altra common stock otherwise issuable in the Merger. Fortive will conduct an exchange offer pursuant to which its stockholders will elect whether to exchange Fortive shares for shares of common stock of Newco. If the split-off exchange offer is consummated but is not fully subscribed, the additional shares of Newco common stock held by Fortive will be distributed in a spin-off on a pro rata basis to Fortive stockholders. In addition, Fortive will transfer in a direct sale certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with such transferred assets. Upon completion of the Transactions, it is expected that pre-Merger holders of Newco shares of common stock will hold approximately 54% of the shares of Altra common stock on a fully-diluted basis. The Transactions are expected to be completed in 2018. Altra and Fortive anticipate that certain direct sales of certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra will be completed after the closing date of the Merger due to regulatory and other delays in certain jurisdictions outside the United States.

The Transactions remain subject to the approval of the issuance of shares of Altra common stock in the Merger by Altra’s stockholders and the satisfaction of customary closing conditions, including regulatory approvals and the absence of a Material Adverse Effect with respect to either the A&S Business or Altra.

The A&S Business has historically operated as part of Fortive or Danaher and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the A&S Business are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to the A&S Business and allocations of related assets, liabilities, and Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the A&S Business been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 15 of the Notes to the Combined Financial Statements for the year ended December 31, 2017 and Note 8 to the Combined Condensed Financial Statements for the three months ended March 30, 2018.

As part of Fortive, the A&S Business is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the A&S Business are accounted for through the net Parent investment account of the A&S Business. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to the A&S Business in the financial statements.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of the A&S Business. All significant transactions between the A&S Business and Fortive have been included in the accompanying Combined Financial Statements for the year ended December 31, 2017 and Combined Condensed Financial Statements for the three months ended March 30, 2018. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Parent’s Equity as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

All significant intercompany accounts and transactions between the operations comprising the A&S Business have been eliminated in the accompanying Combined Financial Statements for the year ended December 31, 2017 and Combined Condensed Financial Statements for the three months ended March 30, 2018.

Overview

General

Please see “Information on the A&S Business” for a discussion of the A&S Business’s products, customer base, and strategy. The A&S Business is a multinational business that is a leading provider of a wide range of electromechanical and electronic motion control products and mechanical components, as well as supplemental braking systems for commercial vehicles. During 2017, approximately 51% of the A&S Business’s sales were derived from customers outside the United States. As a global business, the A&S Business’s operations are affected by worldwide, regional and industry-specific economic and political factors, as well as technology trends in the markets served.

Management believes the A&S Business is a leader in many of its served markets. Although the A&S Business generally operates in highly competitive markets, its competitive position cannot be determined accurately in the aggregate, since none of its competitors offer all of the same product lines or serve all of the same markets as the A&S Business. Because of the range of the products the A&S Business sells and the variety of markets it serves, it encounters a wide variety of competitors, including well-established regional competitors, competitors who are more specialized in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research, and financial capabilities. The A&S Business faces increased competition in a number of its served markets as a result of the entry of competitors based in low-cost manufacturing locations, and increasing consolidation in particular markets. The number of competitors varies by product line. Management believes the A&S Business has a market leadership position in many of the markets it serves. Key competitive factors for the A&S Business typically include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product offerings and brand name recognition.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Three Months Ended March 30, 2018 and March 31, 2017

	Three Months Ended
($ in thousands)	March 30, 2018	March 31, 2017
Sales	$250,645	$218,764
Cost of sales	(146,117)	(129,127)

Gross profit	104,528	89,637
Operating costs and other
Selling, general and administrative expense (“SG&A”)	(37,719)	(35,006)
Research and development expense (“R&D”)	(9,074)	(8,912)

Operating profit	$57,735	$45,719
Gross profit as a % of sales	41.7%	41.0%
SG&A as a % of sales	15.0%	16.0%
R&D as a % of sales	3.6%	4.1%
Operating profit as a % of sales	23.0%	20.9%

Sales

Total sales increased $31.9 million, or 14.6%, during the three months ended March 30, 2018 as compared to the comparable period of 2017, due primarily to increased year-over-year demand in industrial and robotics end markets in Western Europe, United States and China, strong demand for engine retarder products in the United States from improved heavy-duty truck production, and changes in currency exchange rates.

Cost of Sales

Cost of sales increased $17.0 million, or 13.2%, during the three months ended March 30, 2018 as compared to the comparable period of 2017. The increase is due primarily to the impact of higher year-over-year sales volumes, partly offset by incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, and material cost and supply chain improvement actions.

Gross Profit

The year-over-year increase in gross profit (and the related 70 basis point increase in gross profit margin) during the three months ended March 30, 2018 as compared to the comparable period in 2017 is due primarily to the higher year-over-year sales volumes, incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, material cost and supply chain improvement actions and changes in currency exchange rates.

Operating Costs and Other Expenses

SG&A increased $2.7 million during the three months ended March 30, 2018 as compared to the comparable period of 2017 due primarily to continued investments in sales and marketing growth initiatives, which were partly offset by incremental year-over-year cost savings associated with productivity improvement initiatives. SG&A as a percentage of sales decreased by 100 basis points as sales grew during the three month period at a faster rate than SG&A.

R&D (consisting principally of internal and contract engineering personnel costs) increased $0.2 million during the three months ended March 30, 2018 as compared to the comparable period of 2017 due to incremental year-over-year investments in the A&S Business’s product development initiatives, as well as year-over-year increases in employee related expenses.

Operating Profit

Operating profit increased $12.0 million during the three months ended March 30, 2018 as compared to the comparable period of 2017, and as a percent of sales, increased from 20.9% to 23.0%. The increase in operating profit was primarily a result of the increase in sales volume, changes in currency exchange rates and other factors noted above.

Comparison of Results of Operations for the Years Ended December 31, 2017 and December 31, 2016

	Year Ended December 31
($ in thousands)	2017	2016
Sales	$907,349	$852,592
Cost of sales	(530,200)	(503,727)

Gross profit	377,149	348,865
Operating costs and other
SG&A	(147,298)	(148,378)
R&D	(36,634)	(33,792)

Operating profit	$193,217	$166,695

Gross profit as a % of sales	41.6%	40.9%
SG&A as a % of sales	16.2%	17.4%
R&D as a % of sales	4.0%	4.0%
Operating profit as a % of sales	21.3%	19.6%

Sales

Total sales increased $54.8 million, or 6.4%, during 2017 as compared to 2016 including the impact of price increases which contributed 0.7% to overall sales growth. Sales grew during 2017 as compared to 2016 due primarily to increased year-over-year demand in industrial and robotics end markets in China, Western Europe and the United States, and demand for engine retarder products in China and the United States.

Cost of Sales

Cost of sales increased $26.5 million, or 5.3%, during 2017 as compared to 2016. The year-over-year increase in cost of sales during 2017 as compared to 2016 is due primarily to the impact of higher year-over-year sales volumes partly offset by incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, and material cost and supply chain improvement actions.

Gross Profit

The year-over-year $28.3 million increase in gross profit (and the related 70 basis point increase in gross profit margin) during 2017 as compared to 2016 is due primarily to higher year-over-year sales volumes, the favorable impact of pricing improvements, incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, and material cost and supply chain improvement actions.

Operating Costs and Other Expenses

SG&A decreased $1.1 million, or 120 basis points as a percent of sales, during 2017 as compared to 2016. The decrease in SG&A was due primarily to incremental year-over-year restructuring and productivity improvement initiatives, partly offset by continued investments in sales and marketing growth initiatives. The decrease in SG&A as a percent of sales was due primarily to the impact of sales growing at a faster rate than SG&A during the year.

R&D (consisting principally of internal and contract engineering personnel costs) increased $2.8 million during 2017 as compared to 2016 due to incremental year-over-year investments in the A&S Business’s product development initiatives, as well as year-over-year increases in employee related expenses.

Operating Profit

Operating profit increased $26.5 million during 2017 as compared to 2016, and as a percent of sales, increased from 19.6% of sales in 2016 to 21.3% of sales in 2017. The increase in operating profit was primarily a result of the increase in sales volume and other factors noted above.

Comparison of Results of Operations for the Years Ended December 31, 2016 and December 31, 2015

	Year Ended December 31
($ in thousands)	2016	2015
Sales	$852,592	$874,085
Cost of sales	(503,727)	(529,227)

Gross profit	348,865	344,858
Operating costs and other
SG&A	(148,378)	(147,678)
R&D	(33,792)	(31,791)

Operating profit	$166,695	$165,389

Gross profit as a % of sales	40.9%	39.5%
SG&A as a % of sales	17.4%	16.9%
R&D as a % of sales	4.0%	3.6%
Operating profit as a % of sales	19.6%	18.9%

Sales

Total sales decreased $21.5 million, or 2.5%, during 2016 as compared to 2015. Price increases contributed 0.8% to sales growth which was more than offset by decreases in sales volumes and changes in currency exchange rates. Demand declined for engine retarder products due primarily to weakness in the North American heavy-truck market, partly offset by strong growth in China and Europe. In addition, year-over-year demand declined in certain medical and defense related end markets which were partly offset by increased year-over-year demand for industrial automation products particularly in China. Geographically, sales declined in North America, partly offset by growth in Western Europe and China.

Cost of Sales

Cost of sales decreased $25.5 million, or 4.8%, during 2016 as compared to 2015, due primarily to the decrease in sales volumes as noted above, changes in currency exchange rates, incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, and material cost and supply chain improvement actions.

Gross Profit

Gross profit increased $4.0 million, or 140 basis points as a percent of sales, during 2016 as compared to 2015, due primarily to incremental year-over-year cost savings associated with productivity improvement initiatives, material cost and supply chain improvement actions and favorable pricing impacts. These factors were partially offset by the decrease in sales volumes and the impact of currency exchange rates.

Operating Costs and Other Expenses

SG&A increased $0.7 million, or 50 basis points as a percent of sales, during 2016 as compared to 2015 due primarily to continued investments in sales and marketing growth initiatives, partially offset by the impact of currency exchange rates, incremental year-over-year restructuring and productivity improvement initiatives.

R&D increased $2.0 million during 2016 as compared to 2015. This increase was due primarily to year-over-year investments in new product development initiatives, as well as year-over-year increases in employee related expenses.

Operating Profit

Operating profit increased $1.3 million during 2016 as compared to 2015, and as a percent of sales, increased from 18.9% of sales in 2015 to 19.6% of sales in 2016. The increase in operating profit was primarily a result of incremental year-over-year cost savings associated with productivity improvement initiatives, material cost and supply chain improvement actions and incremental year-over-year restructuring initiatives. These factors were partially offset by the decrease in sales volumes net of price increases and the impact of currency exchange rates.

Income Taxes

General

Prior to the Transactions, the A&S Business’s operating results were included in Fortive’s various consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. The A&S Business accounts for income taxes under the separate return method. Under this approach, income tax expense and deferred tax assets and liabilities are determined as if the A&S Business were filing separate returns. Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in the A&S Business’s financial statements. The A&S Business records the tax effect of discrete items and items that are reported net of tax effects in the period in which they occur.

On December 22, 2017, the U.S. enacted comprehensive tax reform commonly referred to as the Tax Cut and Jobs Act (the “TCJA”). The TCJA represents a significant overhaul to the U.S. federal tax code. The TCJA impacts, among other things, U.S. corporate tax rates, business-related exclusions, deductions, and credits. The TCJA is expected to have a favorable impact on the A&S Business’s financial statements for the foreseeable future.

The A&S Business’s effective tax rate can be affected by, among other items, changes in the mix of earnings in countries with differing statutory tax rates (including as a result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws, including legislative policy changes that may result from the Organization for Economic Co-operation and Development’s (“OECD”) initiative on Base Erosion and Profit Shifting.

As part of Fortive, the amount of income taxes the A&S Business pays is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Management performs a comprehensive review of its global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions, and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary.

Comparison of the Three Months Ended March 30, 2018 and March 31, 2017

The A&S Business’s effective tax rate for the three months ended March 30, 2018 was 17%, as compared to 24% for the three months ended March 31, 2017. The year-over-year decrease was due primarily to favorable impacts in 2018 resulting from a lower statutory tax rate in the United States as a result of the Tax Cuts and Jobs Act (“TCJA”), the impact of favorable adjustments to the provisional estimates recorded in 2017 related to the TCJA, as well as other federal and international tax benefits.

The A&S Business’s effective tax rates for 2018 and 2017 differ from the U.S. federal statutory rate of 21% and 35%, respectively, due primarily to earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and the effect of favorable adjustments to the provisional estimates recorded in 2017 related to the TCJA, as permitted under SEC Staff Accounting Bulletin No. 118 (“SAB 118”). These provisional estimates decreased income tax expense by $1,147,000 during the three months ended March 30, 2018. The A&S Business will continue to evaluate the effects of the TCJA on the 2017 provisional estimates through the end of the SAB 118 allowable measurement period.

Comparison of the Years Ended December 31 2017, 2016 and 2015

The A&S Business’s effective tax rate for 2017, 2016 and 2015, was 21%, 27% and 33%, respectively. The A&S Business’s estimated effective tax rate including provisional estimates of the TCJA for 2017 differs from the U.S. federal statutory rate of 35% due primarily to net favorable impacts associated with the TCJA, its earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

The A&S Business’s effective tax rates for 2016 and 2015 differ from the U.S. federal statutory rate of 35% due primarily to its earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate, and the impact of credits and deductions provided by law.

Inflation

The effect of inflation on the A&S Business’s revenues and net earnings was not significant in the three months ended March 30, 2018 and March 31, 2017 or any of the years ended December 31, 2017, 2016 or 2015.

RISK MANAGEMENT

The A&S Business is exposed to market risk from changes in foreign currency exchange rates, credit risk and commodity prices, each of which could impact its financial statements. The A&S Business generally addresses exposure to these risks through its normal operating and financing activities. In addition, the A&S Business’s broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on its operating profit as a whole.

Foreign Currency Exchange Rate Risk

The A&S Business faces transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than the A&S Business’s functional currency or the functional currency of an applicable subsidiary. The A&S Business also faces translational exchange rate risk related to the translation of financial statements of foreign operations into U.S. dollars, its functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, the A&S Business is exposed to movements in the exchange rates of various currencies against the U.S. dollar. The effect of a change in currency exchange rates on the A&S Business’s net investment in international subsidiaries is reflected in the accumulated other comprehensive income (loss) component of Parent’s equity. A 10% depreciation in major currencies relative to the U.S. dollar at December 31, 2017 would have resulted in a reduction of Parent’s equity of approximately $18.9 million.

Currency exchange rates positively impacted reported sales in the three months ended March 30, 2018 by 4.0% as compared to the comparable period in 2017, as the U.S. dollar was, on average, stronger against most major currencies during the first quarter of 2018 as compared to exchange rate levels during the first quarter of 2017. Currency exchange rates positively impacted 2017 reported sales by 0.2% as compared to 2016, as the U.S. dollar was, on average, stronger against most major currencies during 2017 as compared to exchange rate levels during 2016.

If the exchange rates in effect as of March 30, 2018 were to prevail throughout 2018, currency exchange rates would positively impact 2018 estimated sales by approximately 2.5% relative to the A&S Business’s performance in 2017. Additional strengthening of the U.S. dollar against other major currencies would further adversely impact the A&S Business’s sales and results of operations on an overall basis. Any weakening of the U.S. dollar against other major currencies would positively impact the A&S Business’s sales and results of operations.

As part of Fortive, the A&S Business has generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in the A&S Business’s financial statements.

Credit Risk

The A&S Business is exposed to potential credit losses in the event of nonperformance by counterparties to the A&S Business’s receivables from customers. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of the A&S Business’s customers. The A&S Business performs credit evaluations of its customers’ financial conditions and also obtains collateral or other security as appropriate.

No customer accounted for more than 10% of combined sales in 2017, 2016 or 2015.

Commodity Price Risk

For a discussion of risks relating to commodity prices, refer to “Risk Factors.”

LIQUIDITY AND CAPITAL RESOURCES

As part of Fortive, the A&S Business is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the A&S Business are accounted for through the net Parent investment account of the A&S Business. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to the A&S Business in the financial statements. During the years ended December 31, 2017, 2016, and 2015, and the three months ended March 30, 2018 and March 31, 2017, the A&S Business generated sufficient cash from operating activities to fund its capital spending.

The following is an overview of the A&S Business’s cash flows and liquidity:

Overview of Cash Flows and Liquidity

	Three Months Ended		Year Ended December 31,
($ in thousands)	March 30, 2018	March 31, 2017	2017	2016	2015
Net cash provided by operating activities	$37,613	$25,284	$171,467	$143,018	$135,132

Net cash used in investing activities	$(5,478)	$(5,457)	$(24,971)	$(19,558)	$(17,111)

Net transfers to Parent	$(32,205)	$(22,353)	$(150,955)	$(123,355)	$(114,327)
Net (repayments of) proceeds from short-term borrowings	(132)	—	866	655	1,621

Net cash used in financing activities	$(32,337)	$(22,353)	$(150,089)	$(122,700)	$(112,706)

Comparison of the Three Months Ended March 30, 2018 and March 31, 2017

Operating cash flows increased by approximately $12.3 million for the three months ended March 30, 2018 as compared to the comparable period of 2017 due primarily to cash generated from higher net earnings in 2018 partially offset by investments in working capital. Net cash used in financing activities increased by approximately $10.0 million during 2018 as compared to 2017, as more cash was transferred to Fortive due to increases in operating cash flows.

Comparison of the Years Ended December 31, 2017 and December 31, 2016

Operating cash flows increased by approximately $28.4 million during 2017 as compared to 2016 due primarily to higher net earnings partially offset by investments in working capital. Net cash used in investing activities increased by approximately $5.4 million during 2017 as compared to 2016 due to increases in capital expenditures. Net cash used in financing activities increased by approximately $27.4 million during 2017 as compared to 2016, as more cash was transferred to Fortive due to increases in operating cash flows.

Comparison of the Years Ended December 31, 2016 and December 31, 2015

Operating cash flows increased by approximately $7.9 million during 2016 as compared to 2015 due primarily to higher net earnings and the timing of various employee-related liabilities, partially offset by investments in working capital. Net cash used in investing activities increased by approximately $2.4 million during 2016 as compared to 2015 due to increases in capital expenditures. Net cash used in financing activities increased by approximately $10.0 million during 2016 as compared to 2015, as more cash was transferred to Fortive due to increases in operating cash flows.

Contractual Obligations

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of the A&S Business’s contractual obligations as of December 31, 2017 under (1) leases, (2) purchase obligations and (3) other long-term liabilities reflected on the balance sheet under GAAP. There were no material changes in the A&S Business’s contractual obligations for the three months ended March 30, 2018.

($ in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Leases:
Operating lease obligations (a)	$25,295	$7,225	$11,739	$3,702	$2,629
Other:
Purchase obligations (b)	37,130	34,893	2,127	40	70
Other long-term liabilities reflected on the A&S Business’s balance sheet under GAAP (c)	50,373	—	3,096	3,096	44,181

Total	$112,798	$42,118	$16,962	$6,838	$46,880

(a)	As described in Note 11 to the Combined Financial Statements. Includes future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.
(b)	Consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.
(c)	Primarily consist of obligations under product service and warranty policies and allowances, performance and operating cost guarantees, litigation claims, postretirement benefits, pension benefit obligations, net tax liabilities and deferred compensation obligations. The timing of cash flows associated with these obligations is based upon management’s estimates over the terms of these arrangements and is largely based upon historical experience.

Off-Balance Sheet Arrangements

In the normal course of business, the A&S Business periodically enters into agreements that require it to indemnify customers, suppliers or other business partners for specific risks, such as claims for injury or property damage arising out of the A&S Business’s products or claims alleging that A&S Business products infringe third party intellectual property. Historically, the A&S Business has not experienced significant losses on these types of indemnification obligations. The following table sets forth, by period due or year of expected expiration, as applicable, a summary of off-balance sheet commitments as of December 31, 2017:

	Amount of Commitment Expiration per Period
($ in thousands)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Guarantees	$2,576	$2,576	$—	$—	$—

Guarantees consist of outstanding standby letters of credit and bank guarantees. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure the A&S Business’s obligations and/or performance requirements related to specific transactions.

Other Off-Balance Sheet Arrangements

The A&S Business has, from time to time, divested certain of its businesses and assets. In connection with these divestitures, it often provides representations, warranties and/or indemnities to cover various risks and unknown liabilities, such as claims for damages arising out of the use of products or relating to intellectual property matters, commercial disputes, environmental matters or tax matters. The A&S Business has not included any such items in the contractual obligations table above because they relate to unknown conditions and it cannot reasonably estimate the potential liabilities from such matters, but it does not expect that any such liability will have a material effect on its financial statements.

Legal Proceedings

Please refer to Note 12 to the Combined Financial Statements for the year ended December 31, 2017 for information regarding legal proceedings and contingencies. For a discussion of risks related to legal proceedings and contingencies, please refer to the section entitled “Risk Factors” above.

CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of the A&S Business’s financial condition and results of operations is based on its combined financial statements, which have been prepared in accordance with GAAP for the preparation of carved-out financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.

The A&S Business believes the following accounting estimates are most critical to an understanding of its financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period to period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 in the A&S Business’s Combined Financial Statements for the year ended December 31, 2017.

Accounts Receivable

The A&S Business maintains allowances for doubtful accounts to reflect probable credit losses inherent in its portfolio of receivables. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the allowances for doubtful accounts and, therefore, net income. The allowances for doubtful accounts represent management’s best estimate of the credit losses expected from the A&S Business’s trade accounts and contracts. The level of the allowances is based on many quantitative and qualitative factors including historical loss experience by receivable type, portfolio duration, economic conditions and credit risk quality. The A&S Business regularly performs detailed reviews of its accounts receivable portfolio to determine if an impairment has occurred and to assess the adequacy of the allowances. If the financial condition of the A&S Business’s customers were to deteriorate with a severity, frequency and/or timing different from the A&S Business’s assumptions, additional allowances would be required and the A&S Business’s financial statements would be adversely impacted.

Inventories

The A&S Business records inventory at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The A&S Business estimates the net realizable value of its inventory based on assumptions of future demand and related pricing. Estimating the net realizable value of inventory is inherently uncertain because levels of demand, technological advances and pricing competition in many of the A&S Business’s markets can fluctuate significantly from period to period due to circumstances beyond its control. If actual market conditions are less favorable than projected, the A&S Business could be required to reduce the value of its inventory, which would adversely impact its financial statements. Refer to Note 3 to the Combined Financial Statements.

Acquired Intangibles

The A&S Business’s acquisitions typically result in the recognition of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that it may incur. Refer to Notes 2 and 5 in the Combined Financial Statements for the year ended December 31, 2017 for a description of policies relating to goodwill and acquired intangibles.

In performing its goodwill impairment testing, the A&S Business estimates the fair value of its reporting units primarily using a market based approach. The fair value estimates are based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of its reporting units, in addition to recent market available sale transactions of comparable businesses. In evaluating the estimates derived by the market based approach, management makes judgments about the relevance and reliability of the multiples by considering factors unique to its reporting units, including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data as well as judgments about the comparability of the market proxies selected. In certain circumstances fair value estimates utilize a discounted cash flow analysis (i.e., an income approach) in order to validate the results of the market approach. The discounted cash flow model requires judgmental assumptions about projected revenue growth, future operating margins, discount rates and terminal values. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment.

As of December 31, 2017, the A&S Business had four reporting units for goodwill impairment testing. The carrying value of the goodwill included in each individual reporting unit ranged from $6,574,000 to $235,832,000. The A&S Business’s annual goodwill impairment analysis in 2017 indicated that in all instances, the fair values of its reporting units exceeded their carrying values by over 250% and consequently did not result in an impairment charge. Further, after applying a hypothetical 10% decrease to the fair values of each reporting unit and comparing those hypothetical values to the reporting unit carrying values, the fair values of every reporting unit exceeded their carrying values by over 200%.

The A&S Business reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The A&S Business also tests intangible assets with indefinite lives at least annually for impairment. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. These analyses require management to make judgments and estimates about future revenues, expenses, market conditions and discount rates related to these assets.

If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect the A&S Business’s financial statements.

Contingent Liabilities

As discussed in Note 12 to the Combined Financial Statements, the A&S Business is, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to its business (or the business operations of previously owned entities). The A&S Business recognizes a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 12 to the Combined Financial Statements for the year ended December 31, 2017. If the reserves established by the A&S Business with respect to these contingent liabilities are inadequate, it would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect its financial statements.

Revenue Recognition

Changes to our accounting policy for revenue recognition as a result of adopting ASU 2014-09 Revenue from Contracts with Customers (“Topic 606”) are discussed in Note 4 to the combined condensed financial statements as of and for the period ended March 30, 2018.

Corporate Allocations

The A&S Business has historically operated as part of Fortive and not as a stand-alone company. Accordingly, certain shared costs have been allocated to the A&S Business and are reflected as expenses in the accompanying financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the A&S Business for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if it had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by the A&S Business. Refer to Note 8 to the A&S Business’s Combined Condensed Financial Statements for the three months ended March 30, 2018 and to Note 15 to the Combined Financial Statements for the year ended December 31, 2017 for a description of the A&S Business’s corporate allocations and related party transactions.

Stock-Based Compensation

For a description of the A&S Business’s stock-based compensation accounting practices, refer to Note 13 of the Combined Financial Statements. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require subjective assumptions, including the expected life of the awards, stock price volatility and expected forfeiture rate. The assumptions used in calculating the fair value of stock-based payment awards represent the A&S Business’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. If actual results are not consistent with management’s assumptions and estimates, the A&S Business’s equity-based compensation expense could be materially different in the future.

Pension and Other Postretirement Benefits

For a description of the A&S Business’s pension accounting practices, refer to Notes 8 and 9 in the Combined Financial Statements for the year ended December 31, 2017. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, health care cost trend rates, mortality rates, and other factors. If the assumptions used in calculating pension and other postretirement benefits costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators or other factors) the A&S Business’s financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans for 2017 would have increased the net obligation by $2,800,000 ($2,352,000 on an after-tax basis) from the amounts recorded in the financial statements as of December 31, 2017.

The A&S Business’s plan assets consist of various equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return for the plans was determined on a plan by plan basis based on the nature of the plan assets was approximately 3.75%. If the expected long-term rate of return on plan assets for 2017 was reduced by 50 basis points, pension expense for the plans for 2017 would have increased $200,000 ($168,000 on an after-tax basis).

Income Taxes

For a description of the A&S Business’s income tax accounting policies, refer to Notes 2 and 10 to the Combined Financial Statements.

On December 22, 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) that provides guidance on the financial statement implications of the TCJA. Pursuant to SAB 118 interpretive guidance, the A&S Business prepared and recorded tax accounting for the year ended December 31, 2017 applying tax laws in effect prior to the application of the provisions of the TCJA; and the A&S Business also recorded provisional estimates (as defined in SAB 118) for all the effects of the TCJA. Elections have been made on accounting policies and practices related to the TCJA, except that the A&S Business is evaluating the accounting treatment related to the new TCJA global intangible low-taxed income (“GILTI”) rules in the A&S Business’s financial statements and have not yet made a policy decision regarding whether to record deferred taxes. SAB 118 provides for a one-year measurement period and the A&S Business intends to complete the accounting for the TCJA impacts within that time frame. As of December 31, 2017, the A&S Business has not recorded any measurement period adjustments.

The A&S Business’s domestic and foreign operating results are included in the income tax returns of Parent. The A&S Business accounts for income taxes under the separate return method. Under this approach, the A&S Business determines its deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns. The accompanying Combined Balance Sheets do not contain a current taxes payable liability as it is deemed settled with Parent when due and therefore included in Parent’s equity. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the A&S Business’s tax return in future years for which the tax benefit has already been reflected on the A&S Business’s Combined Statements of Earnings. The Company establishes valuation allowances for its deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on the A&S Business’s tax return but have not yet been recognized as an expense in the A&S Business’s Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

The Parent provides for unrecognized tax benefits when, based upon the technical merits, it is “more-likely-than-not” that an uncertain tax position will not be sustained upon examination. Judgment is required in evaluating tax positions and determining income tax provisions. Parent re-evaluates the technical merits of its tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires. Parent recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Under the terms of the Transactions, the A&S Business has no unrecognized tax benefits that it is responsible for as of December 31, 2017 or 2016. Refer to Note 10 for additional information.

An increase in the A&S Business’s 2017 effective tax rate of 1.0% would have resulted in an additional income tax provision for the year ended December 31, 2017 of $1,927,000.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards relevant to the A&S Business, refer to Note 2 to the Combined Financial Statements.

THE TRANSACTIONS

Overview

On March 7, 2018, Altra and Fortive agreed to enter into the Transactions to effect the transfer of the A&S Business to Altra. The Transactions provide for (i) the separation and distribution of a portion of the A&S Business and the subsequent merger of Merger Sub with and into Newco, with Newco, as the surviving entity, a wholly-owned subsidiary of Altra and (ii) the Direct Sales, pursuant to which Altra will acquire the remaining portion of the A&S Business. In order to effect the Separation, the Distribution, the Direct Sales and the Merger, Fortive, Newco, Altra and Merger Sub entered into the Merger Agreement and Fortive, Newco and Altra entered into the Separation Agreement. In addition, Fortive, Newco, Altra and certain of their respective affiliates entered into, or will enter into, the Ancillary Agreements in connection with the Transactions. These agreements, which are described in greater detail in this prospectus, govern the relationship among Fortive, Newco, Altra, Merger Sub and their respective affiliates after the consummation of Separation, the Distribution, the Direct Sales and the Merger.

The A&S Business consists of the Automation & Specialty platform of Fortive and its subsidiaries as conducted by them under certain related brands, including by the Portescap, Kollmorgen, Thomson and Jacobs Vehicle Systems operating companies, the A&S Companies and the Direct Sales Asset Sellers, but excluding Fortive’s Hengstler and Dynapar businesses. Prior to the Distribution and the Merger, Fortive will convey to Newco or one or more subsidiaries of Fortive certain assets and liabilities constituting a portion of the A&S Business, and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate a portion of the A&S Business. Immediately thereafter, Fortive will contribute all the equity interests in each such subsidiary of Fortive holding assets and liabilities constituting a portion of the A&S Business to Newco. In exchange, Newco will: (i) issue to Fortive shares of Newco common stock, (ii) issue to Fortive the Newco Securities and (iii) distribute to Fortive the Cash Dividend. In total, Newco will make distributions to Fortive of cash and debt instruments of Newco with an aggregate value of $400 million, of which $150 million (subject to adjustment as provided in the Separation Agreement) is expected to be the Cash Dividend, and $250 million (subject to adjustment as provided in the Separation Agreement) is expected to be issued as Newco Securities. In addition, pursuant to the Merger Agreement, Fortive will transfer certain non-U.S. assets, liabilities and entities constituting the remaining portion of the A&S Business directly to Altra or one or more subsidiaries of Altra and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets and pay Fortive the Direct Sales Purchase Price. Fortive will transfer the Newco Securities to certain parties in exchange for certain outstanding debt obligations of Fortive held by the Debt Exchange Parties. Following the Debt Exchange, the Debt Exchange Parties are expected to sell the Newco Securities to third-party investors.

On the closing date of the Merger, Fortive will distribute all of the issued and outstanding shares of Newco common stock held by Fortive to its participating stockholders in this Exchange Offer. If this Exchange Offer is consummated but is not fully subscribed, Fortive will distribute the remaining shares of Newco common stock on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer. Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event this Exchange Offer is not fully subscribed. If there is a pro rata distribution, the Exchange Offer agent will calculate the exact number of shares of Newco common stock not exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Altra common stock into which the remaining shares of Newco common stock will be converted in the Merger will be transferred to Fortive stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter.

Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company and as a wholly-owned subsidiary of Altra. In the Merger, each share of Newco common stock will be converted into the right to receive shares of Altra common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” After the consummation of the Merger and the Direct Sales, Altra will own and operate the A&S Business through Newco and the Direct Sales Purchasers, and will also continue Altra’s current businesses. All shares of Altra common stock, including those issued in the Merger, will be listed on Nasdaq under Altra’s current trading symbol “AIMC.”

In connection with the Merger, Altra expects to issue 35 million shares of Altra common stock to Fortive stockholders that receive shares of Newco common stock in the Distribution. Calculated based on the closing price on Nasdaq of Altra common stock as of July 17, 2018 the shares of Altra common stock that Altra expects to issue to Fortive stockholders as a result of the Transactions would have had a market value of approximately $1.5 billion in the aggregate (the actual value will not be known until the closing date). See “—Calculation of the Merger Consideration.”

Transaction Steps

Below is a step-by-step list illustrating the material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus.

Step #1—Internal Restructuring; the Separation. Prior to the Distribution and the Merger, Fortive will convey to Newco or one or more subsidiaries of Fortive certain assets and liabilities constituting a portion of the A&S Business (excluding any Direct Sales Assets or Direct Sales Entities, which will be transferred in the Direct Sales described below), and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate a portion of the A&S Business. Immediately thereafter, Fortive will contribute all the equity interests in each such subsidiary of Fortive holding assets and liabilities constituting a portion of the A&S Business to Newco.

Step #2—Issuance of Newco common stock. Immediately prior to the Distribution, Newco will issue to Fortive shares of Newco common stock. Following this issuance, Fortive will own 35 million shares of Newco common stock, which will constitute all of the issued and outstanding stock of Newco.

Step #3—Issuance of Newco Securities. Prior to the effective time of the Merger, and as a condition to the Distribution, Newco will make distributions to Fortive of the Cash Dividend and Newco Securities. Fortive expects to exchange the Newco Securities with the Debt Exchange Parties for certain outstanding debt obligations of Fortive, which may include debt securities, loans, commercial paper, or a combination thereof, held by the Debt Exchange Parties. Following the Debt Exchange, the Debt Exchange Parties, or their affiliates, are expected to sell the Newco Securities to third-party investors. If Fortive determines that the Debt Exchange is not reasonably likely to be consummated at or prior to the “End Date” (as such term is described in “The Merger Agreement—Termination”) in an amount equal to the Above-Basis Amount at the time of the Distribution, then Fortive may elect to (i) require Newco to issue to Fortive the Newco Securities even though the Debt Exchange will not occur at the time of the Distribution, (ii) require Newco to incur indebtedness in an amount up to the Above-Basis Amount, whether in the form of debt securities, loans or a combination thereof, and distribute to Fortive an amount in cash equal to the net proceeds thereof, or (iii) terminate the Merger Agreement as described under “The Merger Agreement—Termination” and pay the termination fee as described under “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.” Any debt securities issued by Newco to fund the Cash Dividend or issued in lieu of all or any portion of the Newco Securities may be fungible with the Newco Securities that are distributed to Fortive.

Step #4—The Distribution; Exchange Offer or Spin-Off. On the closing date of the Merger, Fortive will distribute 100% of the shares of Newco common stock to Fortive stockholders through either a spin-off or a split-off. In a spin-off, all Fortive stockholders would receive a pro rata number of shares of Newco common stock. In a split-off, Fortive would offer its stockholders the option to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock in an exchange offer. If this Exchange Offer is undertaken and consummated, but this Exchange Offer is not fully subscribed because fewer than all shares of Newco common stock owned by Fortive are exchanged, the remaining shares of Newco common stock owned by Fortive would be distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer. See “The Separation Agreement—The Distribution.”

The Exchange Offer agent will hold, for the account of the relevant Fortive stockholders, book-entry authorizations representing all of the outstanding shares of Newco common stock, pending the consummation of the Merger. Shares of Newco common stock will not be able to be traded during this period.

As previously noted, this disclosure has been prepared under the assumption that the shares of Newco will be distributed to Fortive stockholders pursuant to a split-off. Based on market conditions prior to closing, including, but not limited to, the relative valuation and market price of shares of common stock of Fortive and Altra, the implied valuation of the A&S Business, the likelihood of demand from stockholders of Fortive for shares of common stock of Altra to be issued in the Transactions, and the assessment by Fortive and its financial advisors on the likelihood of sufficient tenders of shares of common stock of Fortive in a split-off, Fortive will determine whether the Newco shares will be distributed to Fortive’s stockholders in a spin-off or a split-off and, once a final decision is made, this disclosure will be amended to reflect that decision, if necessary.

Step #5—The Direct Sales. In order for Altra to acquire the remaining portion of the A&S Business, prior to the effective time of the Merger, (i) the Direct Sales Sellers will sell to the Direct Sales Purchasers the Direct Sales Assets and the Direct Sales Entities and (ii) the Direct Sales Purchasers will assume the A&S Liabilities of or attributable to the Direct Sales Sellers, in exchange for the Direct Sales Purchase Price.

Step #6—The Merger. In the Merger, Merger Sub will be merged with and into Newco, with Newco surviving as a wholly-owned subsidiary of Altra. In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding as of immediately prior to the effective time of the Merger.

Immediately after the consummation of the Merger, approximately 54% of the outstanding shares of Altra common stock are expected to be held by pre-Merger holders of shares of Newco common stock and approximately 46% of the outstanding shares of Altra common stock are expected to be held by pre-Merger Altra stockholders.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Separation and Distribution but before the Merger and the Direct Sales, and the corporate structure immediately following the consummation of the Merger and the Direct Sales.

Existing Structure Altra Stockholders Altra Merger Sub Direct Sales Purchasers Fortive Stockholders Fortive Newco Direct Sales Sellers Structure Following the Separation and Distribution but Before the Merger and the Direct Sales Altra Stockholders Altra Merger Sub Direct Sales Purchasers Former Fortive Stockholders Receiving Newco Common Stock in the Distribution Newco (owns a portion of the A&S Business) Direct Sales Purchasers Fortive Stockholders Fortive Direct Sales Sellers (own remaining portion of the A&S Business) Altra Stockholders Former Fortive Stockholders Receiving Newco Common Stock in the Distribution Fortive Stockholders Altra Fortive Newco (owns a portion of the A&S Business) Direct Sales Purchasers (owns remaining portion of the A&S Business)

The Separation and the Distribution

The Separation and the Direct Sales

Prior to the Distribution and the Merger, Fortive will convey to Newco or one or more subsidiaries of Fortive certain assets and liabilities constituting a portion of the A&S Business, and will cause any applicable subsidiary of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities, in order to separate and consolidate a portion of the A&S Business. Immediately thereafter, Fortive will contribute all the equity interests in each such subsidiary of Fortive holding assets and liabilities constituting the A&S Business to Newco in exchange for (i) the issuance to Fortive of shares of Newco common stock, (ii) the Newco Securities and (iii) the Cash Dividend. In addition, prior to the Merger, certain non-U.S. assets, liabilities and entities constituting the remaining portion of the A&S Business will be transferred directly to Altra or one or more subsidiaries of Altra through the Direct Sales.

The Distribution—Exchange Offer and Split-Off

On the closing date of the Merger, Fortive will distribute 100% of the shares of Newco common stock to Fortive stockholders through this Exchange Offer followed by, in the event this Exchange Offer is not fully subscribed, a pro rata spin-off distribution. In this Exchange Offer, Fortive will offer its stockholders the option to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock. In the event this Exchange Offer is not fully subscribed, Fortive will distribute the remaining shares of Newco common stock owned by Fortive on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer.

Any Fortive stockholder who validly tenders (and does not properly withdraw) shares of Fortive common stock for shares of Newco common stock in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Newco common stock distributed on a pro rata basis to Fortive stockholders in the event this Exchange Offer is not fully subscribed. If there is a pro rata distribution, the Exchange Offer agent will calculate the exact number of shares of Newco common stock owned by Fortive that will not be exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Altra common stock into which the remaining shares of Newco common stock will be converted in the Merger will be transferred to the relevant Fortive stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter.

The Exchange Offer agent will hold, for the account of the relevant Fortive stockholders, book-entry authorizations representing all of the outstanding shares of Newco common stock pending the consummation of the Merger. Newco common stock will not be traded during this period. Following the consummation of this Exchange Offer and as part of the Merger, each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive fully paid and nonassessable shares of Altra common stock, as further described below under “—Calculation of the Merger Consideration.” For additional information regarding this Exchange Offer, see “The Exchange Offer.”

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Newco. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company and as a wholly-owned subsidiary of Altra and will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. In the Merger, each share of Newco common stock will be converted into the right to receive shares of Altra common stock based on the exchange ratio set forth in the Merger Agreement, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” The certificate of incorporation and the bylaws of Newco in effect immediately prior to the Merger will be amended and restated in their entirety following the consummation of the Merger.

Calculation of the Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into a number of shares of Altra common stock equal to (x) 35 million shares of Altra common stock divided by (y) the aggregate number of shares of Newco common stock issued and outstanding immediately prior to the effective time of the Merger. In addition, Newco will authorize the issuance of a number of shares of Newco common stock such that the total number of shares of Newco common stock outstanding immediately prior to the Distribution will be that number that results in the exchange ratio in the Merger equaling one. As a result, each share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Altra common stock in the Merger. The calculation of the merger consideration as set forth in the Merger Agreement is expected to result, prior to the elimination of fractional shares, in pre-Merger holders of shares of Newco common stock and Newco Employees collectively holding approximately 54% of the outstanding equity interests of Altra on a fully-diluted basis upon completion of the Transactions and Altra’s equityholders immediately prior to the Merger collectively holding approximately 46% of such equity interests on a fully-diluted basis.

No fractional shares of Altra common stock will be issued pursuant to the Merger. Any holder of shares of Newco common stock who would otherwise be entitled to receive a fraction of a share of Altra common stock (after aggregating all fractional shares issuable to such holder) will, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Altra common stock on Nasdaq on the last business day prior to the date on which the Merger becomes effective.

Background of the Transactions

Altra is a leading global designer, producer and marketer of a wide range of mechanical power transmission components. As part of Altra’s strategy, Altra selectively pursues strategic acquisitions to strengthen its product portfolio, enhance its industry leadership, leverage fixed costs, expand its global footprint and create value in products and markets that it knows and understands. The Altra board of directors and executive management team regularly review and consider various strategic opportunities, prospects and industry developments, including acquisition and merger opportunities, in order to maximize value for Altra’s stockholders. Consistent with Altra’s strategy, the Altra board of directors and executive management team decided to pursue a potential combination with the A&S Business given such combination’s ability to (i) increase Altra’s size, economies of scale and geographic presence, (ii) diversify Altra’s portfolio of capabilities, (iii) enhance Altra’s end market positioning, (iv) add a leading business system to drive improvement in Altra’s manufacturing, leadership and growth and (v) improve Altra’s financial profile.

Fortive designs, develops, services, manufactures and markets professional and engineered products, software and services for a variety of end markets, building upon leading brand names, innovative technology and significant market positions. The A&S Business is comprised of Fortive’s Portescap, Kollmorgen, Thomson and Jacobs Vehicle Systems operating companies, excluding Fortive’s Hengstler and Dynapar businesses. As part of Fortive’s strategy, the Fortive board of directors and senior management team regularly review Fortive’s portfolio of businesses and assets to evaluate opportunities, including possible acquisition, disposition and merger opportunities, to align the portfolio with overall business strategy and to maximize value for Fortive’s stockholders. Consistent with Fortive’s portfolio strategy of increasing growth rate and reducing cyclicality, Fortive reviewed and considered from time to time various opportunities to enhance its portfolio through disposition of one or more portions of the A&S Business. Based on the strong strategic alignment between Altra and the A&S Business that would enhance the ability of Altra to drive further value of the A&S Business, the valuation of the A&S Business represented by the proposed combination, and the ability to effectuate the disposition of the A&S Business in a tax-efficient manner, Fortive elected to pursue the proposed combination of the A&S Business with Altra instead of pursuing other alternatives.

On October 24, 2017, at Fortive’s request, Carl R. Christenson, Chairman and Chief Executive Officer of Altra, and Mitchell Rales, a director of Fortive, had a telephonic discussion regarding a potential combination of Altra and the A&S Business through a Reverse Morris Trust transaction. Mr. Christenson indicated that Altra would be interested in discussing a Reverse Morris Trust transaction further with James A. Lico, the President and Chief Executive Officer of Fortive. A Reverse Morris Trust transaction involves the spin-off or split-off distribution of a business to shareholders of the divesting party, immediately followed by the acquisition of such business by a counterparty in a merger. Subject to certain legal requirements, including that the distributing company’s stockholders continue to own shares representing a majority stake in the combined business immediately following the merger, a Reverse Morris Trust transaction structure enables the divesting party to divest the business in a tax-efficient manner. The parties discussed structuring the Transaction as a Reverse Morris Trust (and did not discuss other structures) in view of the significant tax benefits to Fortive of a Reverse Morris Trust structure, together with the ability of Fortive stockholders to continue to own shares representing a majority stake in the combined business.

On October 25, 2017, at Fortive’s request, Mr. Christenson and Mr. Lico had a telephonic discussion regarding a potential combination of Altra and the A&S Business through a Reverse Morris Trust transaction. Following the telephonic discussions between Messrs. Christenson and Lico, a representative of Fortive’s financial advisor, UBS Securities LLC (“UBS”), sent a draft confidentiality agreement to Mr. Christenson. Members of Fortive’s management team exchanged drafts of the confidentiality agreement with members of Altra’s management team and representatives of Cravath, Swaine & Moore, LLP (“Cravath”) and Fortive and Altra executed the confidentiality agreement on October 27, 2017.

On October 27, 2017, members of Altra’s executive management team and representatives of Altra’s financial advisor, Goldman Sachs, met with representatives of UBS at Altra’s offices in Braintree, Massachusetts. At this meeting, representatives of UBS discussed with Altra potential terms for a possible combination of Altra with the A&S Business through a Reverse Morris Trust transaction, which would include the combination of the A&S Business with Altra through a reverse triangular merger immediately following a spin-off or split-off of the A&S Business to Fortive’s stockholders, with consideration in the form of shares of

Altra common stock, as well as cash proceeds and debt reduction to Fortive. In addition, representatives of UBS referenced a valuation of approximately $3.3 billion of the A&S Business for discussion purposes, based on Fortive receiving cash and debt instruments with an aggregate value of approximately $1.5 billion and Fortive stockholders (who participate in the Exchange Offer) receiving shares of Altra common stock having an aggregate value of approximately $1.8 billion. Representatives of Altra did not comment on the proposed terms at such time and noted that they would potentially make a counterproposal after further consideration.

On November 6, 2017, members of Fortive’s senior management team furnished selected historical financial information of the A&S Business to members of Altra’s executive management team.

During a telephonic meeting of the Altra board of directors held on November 10, 2017, the Altra board of directors and members of Altra’s executive management team discussed the A&S Business, the strategic rationale of the potential combination of Altra and the A&S Business, the terms proposed by UBS on behalf of Fortive (as discussed above) for such combination and the potential terms of a counterproposal by Altra to Fortive.

Between November 13 and December 4, 2017, representatives of Altra and representatives of Fortive discussed potential terms for the proposed combination of Altra and the A&S Business. During this period, members of Fortive’s senior management team, representatives of Fortive’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), and representatives of UBS discussed the preparation of a virtual data room for Altra’s diligence of the A&S Business, and members of Altra’s executive management team, representatives of Cravath and representatives of Goldman Sachs discussed the preparation of an electronic data room for Fortive’s diligence of Altra.

On November 14, 2017, members of Altra’s executive management team met with members of Fortive’s senior management team at the offices of UBS in New York to discuss the industrial logic and the potential deal structure of the proposed combination of Altra and the A&S Business.

During a telephonic meeting of the Finance Committee of the Fortive board of directors (the “Fortive Finance Committee”) held on November 16, 2017, the Fortive Finance Committee and certain members of Fortive’s senior management discussed the status of the negotiations with Altra on the potential combination of A&S Business with Altra, the alignment of the proposed combination with Fortive’s overall portfolio strategies, potential financial terms of the combination, and a potential counterproposal by Fortive to Altra to address outstanding issues related to the Transactions.

During a telephonic meeting of Fortive Finance Committee held on November 29, 2017, Fortive Finance Committee and certain members of Fortive’s senior management discussed the status of the negotiations with Altra and potential counterproposal by Fortive to Altra.

On December 4, 2017, Mr. Christenson met with a representative of UBS at Altra’s offices in Braintree, Massachusetts to discuss perspectives on the value-creation opportunity of a combination of the A&S Business with Altra. In addition, the representative of UBS referenced a valuation of approximately $3.1 billion of the A&S Business for discussion purposes, based on Fortive receiving cash and debt instruments of approximately $1.4 billion and Fortive stockholders (who participate in the Exchange Offer) receiving shares of Altra common stock having an aggregate value of approximately $1.7 billion.

On December 4, 2017, Mr. Christenson and James A. Lico, President and Chief Executive Officer of Fortive, had a telephonic call where they mutually concluded that sufficient progress had been made on a framework for the Transactions to begin mutual due diligence and preparation of the Transaction Documents.

On December 12, 2017, members of Altra’s executive management team, representatives of Goldman Sachs, members of Fortive’s senior management team and representatives of UBS met in Chicago to discuss their respective businesses’ outlooks for 2018.

On December 18, 2017, representatives of Altra’s counsel on due diligence matters, Holland & Knight LLP (“H&K”), and representatives of Cravath delivered a due diligence request list for Altra’s diligence of the A&S Business to representatives of Fortive. Also on December 18, 2017, representatives of Goldman Sachs delivered a due diligence request list for Altra’s diligence of the A&S Business to representatives of UBS. Additionally, representatives of UBS provided access to an electronic data room to representatives of Altra. From time to time, representatives of Fortive uploaded additional documents to the electronic data room and representatives of Altra reviewed these documents in the course of their due diligence of the A&S Business.

On December 18, 2017, representatives of Skadden delivered the first drafts of the Merger Agreement and the Separation Agreement to representatives of Cravath that reflected, among other things, the valuation of approximately $3.1 billion of the A&S Business proposed by a representative of UBS to Mr. Christenson on December 4, 2017, based on Fortive receiving cash and debt instruments of approximately $1.4 billion and Fortive stockholders (who participate in the Exchange Offer) receiving shares of Altra common stock having an aggregate value of approximately $1.7 billion.

Between December 20, 2017 and March 7, 2018, representatives of Altra and Fortive, and their respective tax counsels at Cravath and Skadden, discussed transferring a portion of the A&S Business to Altra through the Direct Sales rather than the Merger.

On December 21, 2017, representatives of Fortive, Altra, Skadden and Cravath had a tax diligence call where Fortive first raised the possibility of transferring a portion of the A&S Business to Altra through the Direct Sales rather than the Merger.

On January 3, 2018, representatives of Skadden delivered first drafts of the Tax Matters Agreement and the Transition Services Agreement to representatives of Cravath. In addition, representatives of Goldman Sachs provided access to an electronic data room to representatives of Fortive. From time to time thereafter, representatives of Altra uploaded additional documents to the electronic data room and representatives of Fortive reviewed these documents in the course of their due diligence of Altra.

On January 4, 2018, representatives of Fortive, Altra, UBS and Goldman Sachs held a call to discuss financial projections furnished by Fortive for the A&S Business.

Between January 8 and January 11, 2018, members of Altra’s executive management team conducted site visits at certain facilities of the A&S Business in North America and met with members of Jacobs Vehicle Systems’ management team, Kollmorgen’s management team and Thomson’s management team.

On January 16, 2018, representatives of Skadden delivered the first draft of the Employee Matters Agreement to representatives of Cravath.

Between January 17 and February 11, 2018, representatives of Cravath and other representatives of Altra engaged in various negotiations about the terms of the Merger Agreement, the Separation Agreement, the Employee Matters Agreement and the Tax Matters Agreement with representatives of Skadden and other representatives of Fortive. During this period, the parties identified but did not resolve a number of key items to be negotiated, including the consideration to be received by Fortive, the consequences for potential differences between the unaudited financial statements of the A&S Business provided prior to the signing of the Merger Agreement and the Separation Agreement and the audited financial statements of the A&S Business to be completed after the execution of such agreements, whether there would be a mechanism for post-closing cash, working capital and indebtedness adjustments, whether there would be committed financing, the termination rights and termination fees, certain employee matters, tax, environmental and indemnification matters, and the portion of the A&S Business to be transferred to Altra through the Direct Sales rather than the Merger.

During a telephonic meeting of the Altra board of directors held on January 18, 2018, Altra’s executive management team provided a status update on Altra’s due diligence of the A&S Business and an overview of the significant business and legal issues related to the Transactions. Representatives of Cravath reviewed the fiduciary duties of the Altra board of directors in relation to the Transactions.

On January 25, 2018, Fortive delivered a draft of the tax step plan to representatives of Cravath. The step plan included the Direct Sales, which Skadden subsequently incorporated into revised drafts of the Merger Agreement and the Separation Agreement.

Between January 19 and January 26, 2018, members of Altra’s executive management team conducted site visits at certain international facilities of the A&S Business and met with members of the Portescap management team.

During a meeting of Fortive board of directors held on January 23, 2018, certain members of Fortive’s senior management provided an overview of the potential combination of A&S Business, including an overview of the businesses included within A&S Business, presentation on key terms proposed by Fortive to Altra, potential financial impact of the potential combination on Fortive, overview of Altra, the status of the discussions with Altra, and the alignment of the proposed combination with Fortive’s overall portfolio strategies.

On January 30, 2018, representatives of Skadden sent the first draft of the IP License Agreement to representatives of Cravath. Representatives of Altra’s accounting advisor, Deloitte & Touche LLP (“Deloitte”), performed financial and accounting due diligence on the A&S Business and financial due diligence on the expected synergies to be achieved by the combined company following completion of the Transactions, including conducting tax diligence calls on February 1 with representatives of Fortive, Altra, Skadden, Ernst & Young LLP (“EY”), UBS and Cravath and on February 27, 2018 with representatives of Fortive, Altra, Skadden, EY and UBS. Representatives of Fortive’s accounting advisor, KPMG, LLP (“KPMG”), performed financial and accounting due diligence on Altra.

On February 5, 2018, members of Altra’s executive management team and members of Fortive’s senior management team had a telephonic discussion, and representatives of Goldman Sachs and representatives of UBS had a telephonic discussion, in each case, regarding significant unresolved business issues, including certain conditions related to deal certainty and protection, management of the process to obtain debt financing, the process for Altra’s review of the Audited Financial Statements and the mechanism for calculating the Adjustment Payment.

On February 6, 2018, Altra shared projections for Altra and the A&S Business.

On February 7, 2018, representatives of Cravath sent drafts of the Transaction Documents to Skadden that, among other things, proposed an approximately $3.0 billion valuation of the A&S Business, based on Fortive receiving cash and debt instruments with an aggregate value of approximately $1.4 billion and Fortive stockholders (who participate in the Exchange Offer) receiving a fixed number of shares of Altra common stock having an aggregate value of approximately $1.6 billion.

On February 8, 2018, representatives of Altra and representatives of Fortive had a telephonic discussion regarding the Altra share projections for Altra and the A&S Business.

On February 11, 2018, representatives of Skadden delivered a memorandum to representatives of Cravath. The memorandum set forth Fortive’s proposal to address unresolved business and legal issues, including certain conditions related to deal protection and certainty, management of the process to obtain debt financing, the process for Altra’s review of the Audited Financial Statements, the mechanism for calculating the Adjustment Payment and certain employee and tax matters. In addition, Fortive indicated a willingness to accept an approximately $3.1 billion valuation of the A&S Business, based on Fortive receiving cash and debt instruments with an aggregate value of approximately $1.4 billion and Fortive stockholders (who participate in the Exchange Offer) receiving a fixed number of shares of Altra common stock having an aggregate value of approximately $1.7 billion.

During in-person meetings of the Altra board of directors held on February 12 and February 13, 2018, members of Altra’s executive management team and the directors discussed the terms of Fortive’s proposal.

On February 13, 2018, after the in-person meeting of the Altra board of directors, Mr. Christenson and Mr. Lico had a telephonic discussion regarding Fortive’s proposal. At this meeting, Mr. Christenson informed Mr. Lico that Altra would not accept Fortive’s proposal. Mr. Christenson and Mr. Lico agreed to continue negotiating the unresolved business and legal issues at in-person meetings among Altra, Fortive and their respective financial and legal advisors.

During a meeting of Fortive board of directors held on February 14, 2018, certain members of Fortive’s senior management provided an overview of the status of the negotiations with Altra, the key terms proposed by Altra, and potential terms of a counterproposal by Fortive.

On February 20 and February 21, 2018, members of Altra’s executive management team, representatives of Cravath and representatives of Goldman Sachs met with members of Fortive’s senior management team, representatives of Skadden and representatives of UBS at Cravath’s office in New York to continue negotiation of the unresolved business and legal issues. Progress was made in resolving some of the key issues, including that committed financing would be obtained, the general circumstances under which a termination fee would be payable by Altra and Fortive, the size of the parties’ respective termination fees and a mechanism for post-closing cash, working capital and indebtedness adjustments, but unresolved issues remained, including the consideration to be received by Fortive, the consequences for potential differences between the unaudited financial statements of the A&S Business provided prior to the signing of the definitive agreements and the audited financial statements of the A&S Business to be completed after the execution of the definitive agreements, the portion of the A&S Business to be transferred to Altra through the Direct Sales rather than the Merger, and certain key employee matters and tax, environmental and indemnification matters.

On February 21, 2018, Altra engaged Joele Frank, Wilkinson Brimmer Katcher to serve as Altra’s public relations advisor in connection with the Transactions.

On February 22, 2018, representatives of Altra and representatives of KBCM discussed KBCM providing a second fairness opinion on the Transactions to the Altra board of directors.

On February 24, 2018, Fortive provided KBCM access to an electronic data room prepared by Fortive.

On February 26, 2018, representatives of Davis Polk & Wardwell LLP, outside counsel to Goldman Sachs Bank USA, sent first drafts of the Commitment Letters and other applicable financing documents to representatives of Cravath. Between February 26 and March 7, 2018, Altra and Goldman Sachs Bank USA, and their respective legal advisors, negotiated the terms of the Commitment Letters and other financing documents.

On February 27, 2018, representatives of Skadden delivered the first drafts of Fortive’s disclosure letter and schedules to the Separation Agreement to representatives of Cravath.

On February 28, 2018, representatives of Cravath and H&K delivered the first draft of Altra’s disclosure letter to the Merger Agreement to representatives of Skadden.

During a telephonic meeting of the Fortive Finance Committee held on March 1, 2018, the Fortive Finance Committee and certain members of Fortive’s senior management discussed the status of the negotiations with Altra, potential timing of the transactions, valuation considerations and a potential counterproposal by Fortive to Altra.

On March 1 and March 2, 2018, representatives of Altra and Fortive, and their respective legal advisors, met at Cravath’s office in New York to continue negotiations of the terms of the Transaction Documents. Key issues that were resolved during this period included the consequences for potential differences between the unaudited financial statements of the A&S Business provided prior to the signing of the definitive agreements and the audited financial statements of the A&S Business to be completed after the execution of the definitive agreements and the portion of the A&S Business to be transferred to Altra through the Direct Sales rather than the Merger. Additional issues were discussed but remained unresolved, including the marketing period for the financing, termination conditions and fees, certain employee and environmental liabilities and post-closing cash, working capital and indebtedness adjustments.

Between March 3 and March 6, 2018, representatives of Altra and Fortive, and their respective legal advisors, continued to negotiate the terms of the Transaction Documents. Key issues that were resolved during this period included the consideration to be received by Fortive and its stockholders and certain employee matters, tax, environmental and indemnification matters. The parties agreed to an approximately $3.0 billion valuation of the A&S Business, based on Fortive receiving cash and debt instruments of $1.4 billion and Fortive stockholders receiving 35 million shares of Altra common stock with an aggregate value of $1.6 billion based on the twenty-day VWAP of Altra common stock as of March 6, 2018. In addition, the parties completed their due diligence of each other.

During a telephonic meeting of the Fortive board of directors held on March 4, 2018, the Fortive board of directors and certain members of Fortive’s senior management reviewed the proposed Transaction Documents and the proposed terms of the Transactions, including terms relating to valuation, risk allocation, tax implications, employee matters and deal structure. The Fortive board of directors and certain members of Fortive’s senior management discussed the fiduciary duties of the Fortive board of directors in relation to the Transactions, the potential financial impact of the Transactions on Fortive, alignment of the Transactions with Fortive’s portfolio strategies, the potential enhanced capacity for future acquisitions that may result from the Transactions, a summary of the results of due diligence on Altra conducted by Fortive and Skadden, potential incremental benefits to the A&S Business and its employees resulting from the Transactions and the potential timing of the Transactions. Following discussion with Fortive’s executive management team, the Fortive board of directors unanimously determined that the Transactions, including the Distribution, the Merger and the Direct Sales, were advisable and in the best interests of Fortive and its stockholders, approved the Transaction Documents and the Transactions and approved certain other matters in connection with the Transactions.

On March 6, 2018, the Altra board of directors met in person in New York. At this meeting, the Altra board of directors reviewed the proposed structure and terms of the Transactions. During the discussion of the proposed structure and terms of the Transactions, representatives of Cravath reviewed the fiduciary duties of the Altra board of directors in relation to the Transactions and reviewed the Transaction Documents and the impact of the proposed Transactions on Altra. Representatives of Goldman Sachs delivered an oral opinion, subsequently confirmed in writing by delivery of a written opinion dated March 7, 2018, that as of the date of the written fairness opinion, and based upon and subject to the factors and assumptions set forth in such written fairness opinion, the “Consideration” (as such term is defined in “Opinion of Goldman Sachs & Co. LLC”) to be paid by Altra pursuant to the Merger Agreement was fair from a financial point of view to Altra. Representatives of KBCM delivered an oral opinion, subsequently confirmed in writing by delivery of a written opinion dated March 6, 2018, that as of the date of the written fairness opinion, and based upon and subject to the factors and assumptions set forth in such written fairness opinion, the “Consideration” (as such term is defined in “Opinion of Key Banc Capital Markets Inc.”) to be paid by Altra pursuant to the Merger Agreement was fair from a financial point of view to Altra. Following discussion with Altra’s executive management team and Altra’s legal and financial advisors, the Altra board of directors unanimously determined that the Transactions, including the Merger, the Direct Sales, the Share Issuance and the Charter Amendment, were advisable and in the best interests of Altra and its stockholders, approved the Transaction Documents and the Transactions, approved, authorized and adopted the Charter Amendment and recommended that Altra stockholders approve the Share Issuance and the Charter Amendment and approved certain other matters in connection with the Transactions.

On March 6, 2018, representatives of Skadden delivered schedules to the Merger Agreement to representatives of Cravath.

Following their respective board meetings, representatives of Altra and Fortive, and their respective legal advisors, continued negotiating remaining open issues and finalizing the Transaction Documents.

On the morning of March 7, 2018, before the opening of trading on Nasdaq and the NYSE, the parties entered into the Merger Agreement, the Separation Agreement, the Employee Matters Agreement and other applicable agreements related to the Transactions, and Altra and Fortive issued press releases announcing the Transactions.

Altra’s Reasons for the Transactions

In reaching its decision to approve the Transaction Documents and the Transactions and recommend that Altra stockholders approve the Share Issuance and the Charter Amendment, the Altra board of directors considered, among other things, the strategic and financial benefits that could be achieved by combining Altra and the A&S Business relative to the future prospects of Altra on a stand-alone basis, the relative actual results of operations and prospects of Altra and of the A&S Business and synergies expected to be realized in the combination, as well as other alternatives that may be available to Altra, and the risks and uncertainties associated with the Transactions and with such alternatives.

In that process, the Altra board of directors consulted with its financial and legal advisors and considered the following factors as generally supporting its decision to approve the Transaction Documents and the Transactions and recommend that Altra stockholders approve the Share Issuance and the Charter Amendment:

•	the increased size, economies of scale, geographic presence and total capabilities of Altra after the Transactions, which are expected to enable Altra to improve its cost structure and increase profitability;

•	the complementary asset portfolios and strengths of Altra and the A&S Business and the expectation that the combination with the A&S Business would diversify Altra’s mix of product offerings, including the A&S Business’s electric, electronic and software content in precision motion control, such as engineered servo-motors, direct drive and linear automation;

•	the expectation that Altra would maintain broad market presence, with an enhanced position in medical, advanced material handling and robotics end-markets and reduced relative exposure to more cyclical end-markets, such as mining, renewable energy and oil and gas;

•	the expectation that Altra would achieve approximately $46 million of estimated annual cost synergies anticipated to be realized within four years from the consummation of the Transactions as a result of anticipated enhanced strategic flexibility and scale and application of the A&S Business’s supply chain expertise and the combination of best practices associated with the Fortive Business System and Altra’s Operational Excellence Program, and the expectation that if Altra and the A&S Business are able to expand existing products into additional geographies and end-markets, potential revenue synergies resulting in approximately $6 million of additional annual operating income may be achievable within four years following the consummation of the Transactions;

•	the expectation that the A&S Business employees’ experience with and knowledge of the established Fortive Business System tools will drive improvement in manufacturing, leadership and growth, and enhance Altra’s ability to achieve its strategic objectives with respect to its existing business and the businesses of the combined company;

•	the expectation that the cash flow from the combined businesses after the Transactions would be strong enough to allow Altra to maintain its current annual dividend and to repay indebtedness incurred to finance the Transactions;

•	the expectation that the combination with the A&S Business would enhance Altra’s overall credit quality over time;

•	the significant increase in total equity market capitalization of Altra, which could increase the trading volume, and therefore, the liquidity, of Altra’s common stock;

•	the fact that a significant portion of the consideration payable by Altra in the Transaction consists of Altra’s common stock, enabling Altra to acquire the A&S Business without incurring the additional indebtedness that would be required to fund an all-cash transaction;

•	the oral opinion of Goldman Sachs rendered to the Altra board of directors on March 6, 2018, subsequently confirmed in writing by delivery of a written opinion dated March 7, 2018, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth in such written fairness opinion, the “Consideration” (as such term is defined below in “Opinion of Goldman Sachs & Co. LLC”) to be paid by Altra pursuant to the Merger Agreement was fair from a financial point of view to Altra, as more fully described below in “Opinion of Goldman Sachs & Co. LLC;”

•	the oral opinion of KBCM rendered to the Altra board of directors on March 6, 2018, subsequently confirmed in writing by delivery of a written opinion dated March 6, 2018, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth in such written fairness opinion, the “Consideration” (as such term is defined below in “Opinion of KeyBanc Capital Markets Inc.”) to be paid by Altra pursuant to the Merger Agreement was fair from a financial point of view to Altra, as more fully described below in “Opinion of KeyBanc Capital Markets Inc.;”

•	the fact that the Altra board of directors, following the closing of the Transactions, would be composed of all of the current directors of Altra and one additional director designated by Fortive;

•	the fact that the management team of Altra, following the closing of the Transactions, would continue to be led by Altra’s Chairman and Chief Executive Officer, and Altra’s Chief Financial Officer would remain in that office and Altra’s senior management team would be expanded to include employees from Altra and the A&S Business;

•	the fact that the Merger Agreement and the other Transaction Documents and the aggregate consideration to be paid by Altra pursuant to the Merger Agreement were the result of arms-length negotiations between representatives of Altra and Fortive;

•	the ability of the Altra board of directors, subject to the payment of a termination fee, to withdraw or modify its recommendation that Altra’s stockholders approve the Share Issuance and the Charter Amendment, and terminate the Merger Agreement, in certain limited circumstances;

•	the ability of Altra to negotiate directly with Fortive to combine Altra with the A&S Business; and

•	the expectation that Altra’s experience with acquiring and integrating businesses and growing larger companies will enhance Altra’s ability to integrate the A&S Business and grow the combined company.

The Altra board of directors also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the dilution of the ownership interests of Altra’s current stockholders that would result from the issuance of Altra common stock in the Merger;

•	the challenges and difficulties, foreseen and unforeseen, relating to the separation of the A&S Business from the other businesses of Fortive and the integration of the A&S Business with Altra’s operations, given the size of the A&S Business relative to Altra and its operations;

•	the possibility that the increased revenues, earnings and synergies expected to result from the Transactions would fail to materialize or may not be realized within the expected time frame;

•	the significant, one-time costs expected to be incurred in connection with the Transactions, including approximately $85 to $95 million in transaction-related costs (of which $45 to $50 million will be capitalized) and approximately $24 million in incremental capital expenditures during the first four years following the consummation of the Transactions that Altra management believes are necessary to realize the anticipated synergies from the Transactions;

•	the risk that the Transactions and the integration process may divert management attention and resources away from other strategic opportunities and from operational matters;

•	the substantial increase in Altra’s indebtedness that is expected to result from the Transactions and the related financing transactions;

•	the risk that the combined company may be more adversely affected by an economic downturn than Altra would have been on a stand-alone basis because of the increased level of indebtedness incurred by Altra in connection with the Transactions;

•	the fact that, in order to preserve the tax-free treatment of the spin-off and related transactions (including certain transactions undertaken as part of the Internal Restructuring), Altra would be required to abide by certain restrictions that could limit its ability to engage in certain future business transactions that might be advantageous;

•	the fact that, under the Tax Matters Agreement, Altra may be required to indemnify Fortive for taxes incurred by Fortive or any subsidiary of Fortive by reason of the breach after the consummation of the Transactions by Newco of any of its representations, warranties or covenants under the Tax Matters Agreement;

•	the fact that certain provisions of the Merger Agreement may dissuade third parties from seeking to acquire Altra or otherwise increase the cost of any potential acquisition;

•	the fact that under the Merger Agreement, Altra may be required to pay Fortive a termination fee or reimburse Fortive for certain expenses under certain circumstances;

•	the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as more fully described in the section entitled “Regulatory Approvals,” or that governmental authorities could attempt to condition their approval of the Transactions on compliance with certain burdensome conditions or that regulatory approvals may be delayed;

•	the risk that the Transactions may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Altra’s reputation, if the Transactions are not completed;

•	the historically cyclical nature of the heavy-duty truck end-market; and

•	other risks of the type and nature described in the section entitled “Risk Factors.”

The foregoing discussion of the information and factors considered by the Altra board of directors is not exhaustive, but includes the material factors considered by the Altra board of directors, including factors that support the Transactions as well as those that weigh against them. In view of the wide variety of factors considered by the Altra board of directors in connection with its evaluation of the Transactions and the complexity of these matters, the Altra board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the Altra board of directors based its recommendation on the totality of the information presented to and considered by it. The Altra board of directors evaluated the factors described above with the assistance of Altra management and its legal and financial advisors. In considering the factors described above, individual members of the Altra board of directors may have given different weights to other or different factors.

This explanation of the factors considered by the Altra board of directors is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this document entitled “Cautionary Statement on Forward-Looking Statements” and “Risk Factors.”

After careful consideration, the Altra board of directors resolved that the Transactions, including the Merger, the Share Issuance and the Charter Amendment, are advisable and in the best interests of Altra and its stockholders and approved the Transaction Documents and the Transactions.

Opinion of Goldman Sachs & Co. LLC

Goldman Sachs rendered its oral opinion to the Altra board of directors on March 6, 2018, subsequently confirmed in writing by delivery of a written opinion dated March 7, 2018, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the Consideration to be paid by Altra pursuant to the Merger Agreement was fair from a financial point of view to Altra. For purposes of Goldman Sachs’ financial analyses and opinion, the term “Consideration” means the Direct Sales Purchase Price (as defined in the Merger Agreement) and the 35,000,000 shares of Altra common stock to be issued in the aggregate to holders of shares of Newco common stock in connection with the Merger, as adjusted by (i) the Adjustment Payment and, if applicable, the Adjustment Excess or the Altra Share Amount Reduction (each as defined in the section of this document entitled “The Merger Agreement—The Adjustment Payment”) (collectively, the “Section 1.16 Adjustment Payments”) and (ii) Section 3.5(f) of the Separation Agreement.

The full text of the written opinion of Goldman Sachs, dated March 7, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Exhibit 99.7 to the registration statement of which this prospectus forms a part. Goldman Sachs provided its opinion for the information and assistance of the Altra board of directors in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Altra common stock should vote with respect to the Transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the Separation Agreement;

•	the annual reports to stockholders and Annual Reports on Form 10-K of Altra for the five years ended December 31, 2017;

•	the annual reports to stockholders and Annual Reports on Form 10-K of Fortive for the two years ended December 31, 2017;

•	the Registration Statement on Form 10, including the information statement contained therein, dated December 3, 2015, as amended, relating to the spin-off of Fortive from Danaher;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Altra and Fortive;

•	certain other communications from Altra and Fortive to their respective stockholders;

•	certain publicly available research analyst reports for Altra and Fortive;

•	certain unaudited historical financial information relating to the A&S Business prepared by the management of Fortive;

•	the Fortive Provided Financial Projections;

•	the A&S Business Financial Projections, the Altra Financial Projections, certain internal financial analyses and forecasts for Altra standalone and pro forma for the Transactions and certain financial analyses and forecasts for the A&S Business, in each case, as prepared by the management of Altra and approved for Goldman Sachs’ use by Altra (the “Forecasts”);

•	certain operating synergies projected by the management of Altra to result from the Transactions, as approved for Goldman Sachs’ use by Altra (the “Synergies”); and

•	an estimate of the amount of the Section 1.16 Adjustment Payments prepared by the management of Altra and approved for Goldman Sachs’ use by Altra (the “Adjustment Estimate”).

Goldman Sachs also held discussions with members of the senior managements of Altra and Fortive regarding their assessment of the past and current business operations, financial condition and future prospects of the A&S Business, and with the members of senior management of Altra regarding their assessment of the past and current business operations, financial condition and future prospects of Altra and the strategic rationale for, and the potential benefits of, the Transactions; reviewed the reported price and trading activity for the shares of Altra common stock and the shares of Fortive common stock; compared certain financial information for Newco and certain financial and stock market information for Altra with similar financial and stock market information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Altra’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Altra’s consent that the Forecasts, the Synergies and the Adjustment Estimate were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Altra. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Altra, Newco or Fortive or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on Altra, Newco or Fortive or on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement and Separation Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Altra to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Altra; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Altra, as of the date of the opinion, of the Consideration to be paid by Altra pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or Separation Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or Separation Agreement or entered into or amended in connection with the Transactions, including, without limitation, any allocation of the Consideration, the Internal Restructuring, the Issuance, the Debt Exchange, the Distribution or any indemnification or adjustments contemplated by the Agreements; the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Altra; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Altra, Newco or Fortive, or any class of such persons, in connection with the Transactions, whether relative to the Consideration to be paid by Altra pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of Altra common stock will trade at any time or as to the impact of the Transactions on the solvency or viability of Altra, Newco or Fortive or the ability of Altra, Newco or Fortive to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Altra board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman

Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 2, 2018 and is not necessarily indicative of current market conditions.

Financial Analyses of the A&S Business

Analysis of Implied Transaction Multiples. Goldman Sachs calculated $2,930 million as the implied enterprise value (“EV”) of the A&S Business by adding $1,400 million of cash and Newco debt instruments to be received by Fortive to the implied equity consideration in the Transactions of $1,530 million, based on the price per share of Altra common stock of $43.70 as of March 2, 2017 and a total of 35,000,000 shares of Altra common stock to be issued to stockholders of Newco pursuant to the Merger Agreement. Goldman Sachs also derived the implied equity consideration and implied EV for the A&S Business based on the five-, ten- and twenty-day VWAP for Altra common stock as of March 2, 2018 of $44.16, $44.71 and $45.60, respectively. Goldman Sachs then calculated these EVs as a multiple of the A&S Business’s projected earnings before interest, taxes, depreciation and amortization (“EBITDA” and such multiple, “EV/EBITDA”) for 2017, 2018 and 2019, based on the Forecasts and the Synergies. The following table presents the results of this analysis:

		EBITDA (in millions)	Closing Share Price	5-Day VWAP	10-Day VWAP	20-Day VWAP
			(as of March 2, 2018)
EV/EBITDA	2017A	$220	13.3x	13.4x	13.5x	13.6x
	2018E	$238	12.3x	12.4x	12.5x	12.6x
	2019E	$243	12.1x	12.1x	12.2x	12.3x
EV/EBITDA (including Synergies)	2017A	$272	10.8x	10.8x	10.9x	11.0x
	2018E	$290	10.1x	10.2x	10.2x	10.3x
	2019E	$295	9.9x	10.0x	10.1x	10.2x

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information and public market multiples for the following publicly traded companies in the power transmission and automation industry, the product profiles and operations of which Goldman Sachs deemed similar for purposes of this analysis, based on its professional judgment and experience, to certain product profiles and operations of the A&S Business (collectively referred to as the “Power Transmission Selected Companies”):

•	Regal Beloit Corporation

•	Aktiebolaget SKF

•	RBC Bearings Incorporated

•	Kaman Corporation

•	Rexnord Corporation

•	The Timken Company

•	Honeywell International Inc.

•	Rockwell Automation, Inc.

Goldman Sachs also reviewed and compared certain financial information and public market multiples for the following high-margin publicly traded companies in the industrials sector, the operations and margins and other financial characteristics of which Goldman Sachs deemed similar for purposes of this analysis, based on its professional judgment and experience, to certain operations and margins and other financial characteristics of the A&S Business (collectively referred to as the “High Margin Selected Companies”):

•	Ametek, Inc.

•	Barnes Group, Inc.

•	Fortive

•	Graco Inc.

•	IDEX Corporation

•	MSA Safety Incorporated

•	Nordson Corporation

Although none of the selected companies is directly comparable to the A&S Business, the companies included were chosen because they are publicly traded companies that, for the purposes of analysis, may be considered similar to certain operations of the A&S Business.

Goldman Sachs calculated and reviewed various public market multiples for Altra, Fortive, the Power Transmission Selected Companies and High Margin Selected Companies based on information from publicly available historical data, publicly available market data, certain Institutional Brokers’ Estimate System consensus estimates (“IBES Estimates”) and, for Altra, also the Forecasts, in each case for 2017 and 2018.

Goldman Sachs calculated the public market multiples by dividing the EV for each company (based on the price per share of each company’s stock as of March 2, 2018 and the latest available net debt for each company) by EBITDA for 2017 and 2018 for Altra, Fortive, the Power Transmission Selected Companies and the High Margin Selected Companies. The following table presents the results of this analysis:

EV/EBITDA
		2017A	2018E
Altra	IBES Estimates	12.0x	10.8x
	Forecasts	—	11.0x
Fortive	Forecasts	19.1x	16.8x
Median of Power Transmission Selected Companies	IBES Estimates	11.9x	10.8x
Median of High Margin Selected Companies	IBES Estimates	17.3x	15.7x

Selected Transactions Analysis—Power Transmission Selected Transactions. Goldman Sachs analyzed certain publicly available information relating to transactions in the power transmission, motion control and automation industry (the “Power Transmission Selected Transactions”) during the ten years ended on March 2, 2018.

Goldman Sachs also deemed certain of the Power Transmission Selected Transactions as having high relative business comparability (the “High Comparability Selected Transactions”) due to the comparability of the product profile and markets served of the target companies in the selected transactions, based on its professional judgment and experience, to the A&S Business.

For each of the Power Transmission Selected Transactions and the High Comparability Selected Transactions, Goldman Sachs calculated and compared the EV of the target company or business segment, as applicable, as implied by the transaction value, as a multiple of the target company or business segment’s EBITDA, based on publicly available information for the last twelve-month period prior to the announcement of the transaction (“EV/LTM EBITDA”). The Power Transmission Selected Transactions, the High Comparability Selected Transactions and the EV/LTM EBITDA multiples calculated for the transactions are set forth below.

While none of the companies or business segments that participated in the Power Transmission Selected Transactions and the High Comparability Selected Transactions is directly comparable to the A&S Business, the companies and business segments that participated in the Power Transmission Selected Transactions and the

High Comparability Selected Transactions are companies and business segments with operations that, for purposes of analysis, may be considered similar to certain of the A&S Business’s operations, end markets and product profiles.

Date Announced	Acquiror	Target	EV/LTM EBITDA	Relative Business Comparability
September 2017	Circor International, Inc.	Colfax Corporation (Fluid Handling)	12.4x
December 2016	Parker-Hannifin Corporation	CLARCOR Inc.	17.0x
August 2016	Emerson Electric Co.	Pentair plc (Valves & Controls)	14.1x
August 2016	Midea Group Co.	Kuka AG	18.2x	High
August 2016	Nidec Corporation	Emerson Electric Co. (Motors & Drives)	6.9x
February 2015	RBC Bearings Incorporated	Sargent Aerospace & Defense	13.3x	High
December 2014	Regal Beloit Corporation	Emerson Electric Co. (Power Transmission)	11.7x	High
April 2014	Blackstone Group	Gates Global Inc.	9.6x
September 2013	Aktiebolaget SKF	Kaydon Corporation	12.8x	High
March 2013	Kohlberg Kravis Roberts & Co. L.P.	Gardner Denver, Inc.	8.1x
August 2012	National Oilwell Varco Inc.	Robbins & Myers Inc.	9.4x
March 2012	Pentair Inc.	Tyco International (Flow Control)	11.3x
September 2011	Colfax Corporation	Charter International plc	11.5x
August 2011	SPX Corporation	ClydeUnion Pumps	12.0x
March 2011	General Electric Co.	Converteam	14.9x
December 2010	Regal Beloit Corporation	A.O. Smith Corporation (Electrical Products)	8.9x
November 2010	ABB Ltd	Baldor Electric Company	11.1x	High

EV/LTM EBITDA
Median (Power Transmission Selected Transactions)	11.7x
Median (High Comparability Selected Transactions)	12.8x

Selected Transactions Analysis—High Quality/High Margin Selected Transactions. Goldman Sachs also analyzed certain publicly available information relating to recent transactions in the industrials sector involving target companies that have high quality margin and/or other financial characteristics (the “High Quality/High Margin Selected Transactions”).

For each of the High Quality/High Margin Selected Transactions, Goldman Sachs calculated and compared the EV/LTM EBITDA for the target company or business segment, as applicable. The High Quality/High Margin Selected Transactions and the EV/LTM EBITDA multiples calculated for the transactions are set forth below.

While none of the companies or business segments that participated in the High Quality/High Margin Selected Transactions is directly comparable to the A&S Business, the companies and business segments that participated in the High Quality/High Margin Selected Transactions are companies and business segments with operations that, for purposes of analysis, may be considered similar to certain of the A&S Business’s financial results and market positions.

Date Announced	Acquiror	Target	EV/LTM EBITDA
September 2017	Northrop Grumman Corporation	Orbital ATK, Inc.	15.2x
September 2017	United Technologies Corp.	Rockwell Collins, Inc.	13.9x
August 2017	Mexichem, S.A.B. de C.V.	Netafim, Ltd.	16.4x
April 2017	Hitachi Ltd.	Sullair	19.3x
March 2017	3M Co.	Scott Safety	12.9x
December 2016	Parker-Hannifin Corporation	CLARCOR Inc.	17.0x
October 2016	Rockwell Collins, Inc.	B/E Aerospace, Inc.	13.6x
October 2016	Stanley Black & Decker Inc.	Newell Brands, Inc. (Tools Business)	~13.0x
August 2016	Emerson Electric Co.	Pentair plc (Valves & Controls)	14.1x
August 2015	Pentair plc	ERICO Global Co.	~12.0x
August 2015	Berkshire Hathaway Inc.	Precision Castparts Corp.	13.1x
July 2015	Honeywell Inc.	Elster	12.6x
June 2015	3M Co	Capital Safety	~14.0x
May 2015	Danaher Corporation	Pall Corporation	20.8x
March 2015	Brother Industries, Ltd.	Domino Printing Sciences plc	15.7x

EV/LTM EBITDA
Median (High Quality/High Margin Selected Transactions)	14.0x

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis for the A&S Business. Using discount rates ranging from 8.0% to 10.0%, reflecting estimates of the A&S Business’s weighted average cost of capital and derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of December 31, 2017 (i) estimates of unlevered free cash flow for the A&S Business for 2018 through 2022 as reflected in the Forecasts and (ii) a range of illustrative terminal values for the A&S Business, which was calculated by applying a last twelve months’ EBITDA multiple ranging from 13.0x to 16.0x to the terminal year estimate of the last twelve months of EBITDA for the A&S Business, as reflected in the Forecasts. Goldman Sachs estimated the last twelve months’ EBITDA multiple range utilizing its professional judgment and experience, taking into account historical last twelve months’ EV/EBITDA multiples for Altra, certain Power Transmission Selected Companies and certain High Margin Selected Companies. Goldman Sachs then added the ranges of present values it derived above to derive a range of illustrative EVs for the A&S Business ranging from $2,715 million to $3,476 million.

Financial Analyses of Altra (Standalone)

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis for Altra on a standalone basis. Using discount rates ranging from 10.0% to 12.0%, reflecting estimates of Altra’s standalone weighted average cost of capital and derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of December 31, 2017

(i) estimates of unlevered free cash flow for Altra for 2018 through 2022 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Altra, which was calculated by applying a last twelve months’ EBITDA multiple ranging from 11.0x to 14.0x to the terminal year estimate of the last twelve months of EBITDA for Altra, as reflected in the Forecasts. Goldman Sachs estimated the last twelve months’ EBITDA multiple range utilizing its professional judgment and experience, taking into account current and historical last twelve months’ EV/EBITDA multiples for Altra. Goldman Sachs derived ranges of illustrative EVs for Altra by adding the ranges of present values it derived above. Goldman Sachs then subtracted the amount of Altra’s net debt as well as the value of certain pension liabilities, as of December 31, 2017, both as provided by the management of Altra, from the range of illustrative EVs it derived for Altra to derive a range of illustrative equity values for Altra. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Altra common stock, as provided by the management of Altra, to derive a range of illustrative present values per share of Altra common stock ranging from $46.36 to $63.48.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Altra common stock on a standalone basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. For purposes of this analysis, Goldman Sachs applied an illustrative range of next twelve months’ EV/EBITDA multiples of 10.0x to 13.0x to the estimated standalone next twelve months’ EBITDA of Altra at the end of each of the years 2019 to 2021 using the Forecasts. Goldman Sachs estimated the illustrative range of next twelve months’ EV/EBITDA multiples utilizing its professional judgment and experience, taking into account current and historical next twelve months’ EV/EBITDA multiples for Altra. Goldman Sachs then subtracted the amount of Altra’s standalone debt from, and added the assumed amount of Altra’s standalone cash and cash equivalents to, in each case as of the relevant year-end per the Forecasts, the illustrative EVs in order to calculate the implied future equity values of Altra. The implied future equity values in turn were divided by the number of fully diluted shares of Altra common stock as of March 2, 2018, as provided by the management of Altra. Goldman Sachs then discounted these implied future values per share of Altra common stock for the years 2019 through 2021, respectively, back to December 31, 2017 using a discount rate of 12.3%, reflecting an estimate of the standalone cost of equity for Altra. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then, for each of the years 2019 to 2021, used the same illustrative discount rate to discount the future values per share of projected dividends, estimated at 30% of Altra’s standalone net income each year, per the management of Altra, back to December 31, 2017. Goldman Sachs then derived the implied present value per share of Altra common stock on a standalone basis by adding such implied present value of projected dividends to the range of present values it derived before. The following table represents the results of Goldman Sachs’ analysis:

Implied Standalone Present Value Per Share of Altra Common Stock Using Illustrative EV/EBITDA Multiples of 10.0x to 13.0x
2019E	$46.38—$60.79
2020E	$46.42—$59.99
2021E	$46.09—$58.75

Financial Analysis of Altra (Pro Forma for the Transactions)

Illustrative Discounted Cash Flow Analysis. Using the Forecasts and the Synergies, Goldman Sachs also performed an illustrative discounted cash flow analysis on Altra pro forma for the Transactions (after giving effect to the Synergies). Using discount rates ranging from 8.5% to 10.5%, reflecting estimates of Altra’s pro forma weighted average cost of capital and derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally,

Goldman Sachs discounted to present value as of December 31, 2017 (i) estimates of pro forma unlevered free cash flow for Altra for 2018 through 2022, as reflected in the Forecasts, inclusive of the Synergies, and (ii) a range of illustrative pro forma terminal values for Altra, which was calculated by applying a last twelve months’ EBITDA multiple ranging from 12.0x to 15.0x to the terminal year estimate of the last twelve months of EBITDA for Altra, pro forma for the Transactions, as reflected in the Forecasts, inclusive of the Synergies. Goldman Sachs derived the pro forma terminal year last twelve months’ EV/EBITDA multiples based on the weighted contribution of the illustrative Altra standalone last twelve months’ EV/EBITDA range of 11.0x to 14.0x and the illustrative A&S Business’s last twelve months’ EV/EBITDA range of 13.0x to 16.0x. Goldman Sachs estimated the illustrative Altra standalone last twelve months’ EV/EBITDA multiple range utilizing its professional judgment and experience, taking into account current and historical last twelve months’ EV/EBITDA multiples for Altra. Goldman Sachs estimated the illustrative A&S Business’s last twelve months’ EV/EBITDA multiple range utilizing its professional judgment and experience, taking into account historical last twelve months’ EV/EBITDA multiples for Altra, certain Power Transmission Selected Companies and certain High Margin Selected Companies. Goldman Sachs derived ranges of illustrative EVs for Altra by adding the ranges of present values it derived above. Goldman Sachs then subtracted the amount of Altra’s adjusted net debt pro forma for the Transactions as well as the value of certain Altra pension liabilities, both as provided by the management of Altra, from the range of illustrative EVs it derived for Altra to derive a range of illustrative equity values for Altra. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted shares of Altra common stock pro forma for the Transactions, as provided by the management of Altra, to derive a range of illustrative present values per share of Altra common stock pro forma for the Transactions. This analysis indicated that the range of illustrative present values per share of Altra common stock pro forma for the Transactions ranged from $47.84 to $69.86.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs also performed an illustrative analysis of the implied present value of an illustrative future value per share of Altra common stock pro forma for the Transactions. For purposes of this analysis, Goldman Sachs applied an illustrative range of next twelve months’ EV/EBITDA multiples of 11.5x to 14.5x to the estimated next twelve months’ EBITDA of Altra pro forma for the Transactions at the end of each of the years 2019 to 2021 using the Forecasts and the Synergies. Goldman Sachs derived the next twelve months’ EV/EBITDA multiples based on the weighted contribution of the illustrative Altra standalone next twelve months’ EV/EBITDA range of 10.0x to 13.0x and the illustrative A&S Business standalone next twelve months’ EV/EBITDA range of 12.0x to 15.0x. Goldman Sachs estimated the illustrative Altra standalone next twelve months’ EV/EBITDA multiple range utilizing its professional judgment and experience, taking into account current and historical next twelve months’ EV/EBITDA multiples for Altra. Goldman Sachs estimated the range of illustrative A&S Business standalone next twelve months’ EV/EBITDA multiple range utilizing its professional judgment and experience, taking into account current next twelve months’ EV/EBITDA multiples for Altra, certain Power Transmission Selected Companies and certain High Margin Selected Companies. Goldman Sachs then subtracted the amount of Altra’s debt from, and added the assumed amount of Altra’s cash and cash equivalents to, in each case pro forma for the Transactions and as of the relevant year-end per the Forecasts and the Synergies, the illustrative EVs in order to calculate the implied future equity values of Altra. The implied future equity values in turn were divided by the number of fully diluted shares of Altra common stock pro forma for the Transactions, as provided by the management of Altra. Goldman Sachs then discounted these implied future values per share of Altra common stock for the years 2019 through 2021, respectively, back to December 31, 2017 using a discount rate of 11.3%, reflecting an estimate of the pro forma cost of equity for Altra. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then, for each of the years 2019 to 2021, used the same illustrative discount rate to discount the future values per share of projected dividends, estimated at 30% of the pro forma net income of Altra each year, per the management of Altra, back to December 31, 2017. Goldman Sachs then derived the implied present value per share of Altra common stock pro forma for the Transactions by adding such implied present value of projected dividends to the range of present values it derived before. The following table represents the results of Goldman Sachs’ analysis:

Implied Pro Forma Present Value Per Share of Altra Common Stock Using Illustrative EV/EBITDA Multiples of 11.5x to 14.5x
2019E	$48.83—$65.95
2020E	$50.09—$66.40
2021E	$50.78—$66.17

Illustrative Levered Contribution Analysis. Using publicly available historical data, the Forecasts, and the Synergies, Goldman Sachs performed an illustrative levered contribution analysis based on (i) the EBITDA of Altra and the A&S Business, both excluding the Synergies (the “Non-Synergy Case”) and including the Synergies (the “Synergy Case”), and (ii) the discounted cash flow analyses for Altra and the A&S Business, in both the Non-Synergy Case and the Synergy Case.

For purposes of performing the illustrative levered contribution analysis based on the EBITDA of Altra, the A&S Business and the Synergies, Goldman Sachs calculated the relative size of equity value contribution, based on blended multiples of EV/EBITDA, of each of Altra, the A&S Business and the Synergies based on the Forecasts for 2017 and 2018 and the fully implemented annual Synergies projected by the management of Altra to be realized beginning in 2021. Goldman Sachs derived the blended multiples of EV/EBITDA for 2017 and 2018 by (i) calculating the EV of Altra based on the price per share of Altra common stock as of March 2, 2018 and Altra’s existing net debt as of December 31, 2017, (ii) calculating the EV for the A&S Business by applying an illustrative EV/EBITDA multiple of 14.5x, which was derived as the midpoint of the last twelve months’ EBITDA multiple range for the A&S Business, as described above in “Financial Analyses of the A&S Business—Illustrative Discounted Cash Flow Analysis”, to the A&S Business’s 2017 EBITDA and (iii) dividing the sum of the calculated EVs for Altra and the A&S Business by the combined 2017 and 2018 EBITDA of Altra and the A&S Business (excluding Synergies). Goldman Sachs applied those blended multiples to the EBITDAs of each of Altra and the A&S Business, and the Synergies for the Synergy Case, to derive implied EVs for each of Altra and the A&S Business, and the Synergies for the Synergy Case. Goldman Sachs then subtracted Altra’s existing net debt as of December 31, 2017 from Altra’s implied EV to derive Altra’s blended equity value, subtracted $1,400 million of cash and debt instruments of Newco to be received by Fortive from the A&S Business’s implied EV to derive the A&S Business’s blended equity value, and subtracted the costs to achieve the Synergies, as provided by the management of Altra, from the implied EV of the Synergies to derive the blended equity value of the Synergies. Goldman Sachs then calculated the relative sizes of contribution of the blended equity values of Altra and A&S Business in the Non-Synergy Case and the blended equity values of Altra, the A&S Business and the Synergies in the Synergy Case.

For purposes of performing the illustrative levered contribution analysis based on the discounted cash flows of Altra, the A&S Business and the Synergies, Goldman Sachs calculated the relative size of contribution of each of Altra, the A&S Business and the Synergies based on the Forecasts and the Synergies. Goldman Sachs calculated implied EVs for Altra, the A&S Business and, in the Synergies Case, the Synergies, by performing an illustrative discounted cash flow analysis based on (i) for the A&S Business, the terminal year last twelve months’ EV/EBITDA multiple range and weighted average cost of capital range described in “Financial Analyses of the A&S Business—Illustrative Discounted Cash Flow Analysis” above, (ii) for Altra, the terminal year last twelve months’ EV/EBITDA multiple range and weighted average cost of capital range described in “Financial Analyses of Altra (Standalone)—Illustrative Discounted Cash Flow Analysis” above, and (iii) for the Synergies (net of costs to achieve such Synergies, as provided by the management of Altra), the terminal year last twelve months’ EV/EBITDA multiple range and weighted average cost of capital range described in “Financial Analyses of Altra (Pro Forma for the Transactions)—Illustrative Discounted Cash Flow Analysis” above. Goldman Sachs then subtracted Altra’s existing net debt as well as the value of certain pension liabilities, as of December 31, 2017, both as provided by the management of Altra, from Altra’s implied EV to derive Altra’s implied equity value, subtracted $1,400 million of cash and debt instruments to be received by Fortive from the A&S Business’s implied EV to derive the A&S Business’s implied equity value. Goldman Sachs then calculated the relative sizes of contribution of the blended equity values of Altra and A&S Business in the then subtracted Altra’s existing net debt as of December 31, 2017 from Altra’s implied EV to derive Altra’s blended equity value, subtracted $1,400 million of cash and debt instruments of Newco to be received by Fortive from the A&S Business’s implied EV to derive the A&S Business’s blended equity value, and subtracted the costs to achieve the Synergies, as provided by the management of Altra, from the implied EV of the Synergies to derive the blended equity value of the Synergies. Goldman Sachs then calculated the relative sizes of contribution of the blended equity values of Altra and A&S Business in the Non-Synergy Case and the blended equity values of Altra, the A&S Business and the Synergies in the Synergy Case.

For purposes of performing the illustrative levered contribution analysis based on the discounted cash flows of Altra, the A&S Business and the Synergies, Goldman Sachs calculated the relative size of contribution of each of Altra, the A&S Business and the Synergies based on the Forecasts and the Synergies. Goldman Sachs calculated implied EVs for Altra, the A&S Business and, in the Synergies Case, the Synergies, by performing an illustrative discounted cash flow analysis based on (i) for the A&S Business, the terminal year last twelve months’ EV/EBITDA multiple range and weighted average cost of capital range described in “Financial Analyses of the A&S Business—Illustrative Discounted Cash Flow Analysis” above, (ii) for Altra, the terminal year last twelve months’ EV/EBITDA multiple range and weighted average cost of capital range described in “Financial Analyses of Altra (Standalone)—Illustrative Discounted Cash Flow Analysis” above, and (iii) for the Synergies (net of costs to achieve such Synergies, as provided by the management of Altra), the terminal year last twelve months’ EV/EBITDA multiple range and weighted average cost of capital range described in “Financial Analyses of Altra (Pro Forma for the Transactions)—Illustrative Discounted Cash Flow Analysis” above. Goldman Sachs then subtracted Altra’s existing net debt as well as the value of certain pension liabilities, as of December 31, 2017, both as provided by the management of Altra, from Altra’s implied EV to derive Altra’s implied equity value, subtracted $1,400 million of cash and debt instruments to be received by Fortive from the A&S Business’s implied EV to derive the A&S Business’s implied equity value. Goldman Sachs then calculated the relative sizes of contribution of the blended equity values of Altra and A&S Business in the Non-Synergy Case and the blended equity values of Altra, the A&S Business and the Synergies in the Synergy Case.

The following table presents the results of these analyses:

		Implied Equity Contribution (Levered)
		Altra	Synergies	A&S Business
EBITDA (excluding Synergies)	2017A	48.8%	—	51.2%
	2018E	48.5%	—	51.5%
EBITDA (including Synergies)	2017A	40.0%	18.1%	41.9%
	2018E	40.3%	17.0%	42.8%
DCF (excluding Synergies)		48.8%	—	51.2%
DCF (including Synergies)		42.3%	13.4%	44.3%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Altra, Fortive, the A&S Business or the Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Altra board of directors as to the fairness from a financial point of view to Altra of the Consideration to be paid by Altra pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Altra, Newco, Fortive, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arms’-length negotiations between Altra and Fortive and was approved by the Altra board of directors. Goldman Sachs provided advice to Altra during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Altra or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Altra board of directors was one of many factors taken into account by the Altra board of directors in making its determination to approve the Merger Agreement and the Separation Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Exhibit 99.7 to the registration statement of which this prospectus forms a part.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Altra, Fortive, Newco and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to Altra in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to Fortive and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the private placement of Fortive’s 4.3% Notes due 2046, 3.15% Notes due 2026, 2.35% Notes due 2021 and 1.8% Notes due 2019 (aggregate principal amount $2,500,000,000) in June 2016; as the financial advisor to Danaher, the former parent company of Fortive, in connection with the spin-off of Fortive from Danaher in July 2016; and as manager with respect to Fortive’s offering of commercial paper in July 2016. During the two-year period ended March 7, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Fortive and/or its affiliates of approximately $12.5 million. During the two-year period ended March 7, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by Altra or any of its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Following the announcement of the Transactions and with the consent of Altra, Goldman Sachs has provided preliminary financial advisory services to Fortive in connection with a matter not relating to the Transactions. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Altra, Fortive, Newco and their respective affiliates for which Goldman Sachs’ Investment Banking Division may recognize compensation.

In addition, at the request of Altra, at the time of the execution of the Merger Agreement, an affiliate of Goldman Sachs entered into financing commitments and agreements to provide (i) Altra with the Altra Term Loan B Facility and the Altra Revolving Credit Facility and (ii) Newco with the Bridge Facility, in each case, in connection with the consummation of the Transactions and subject to the terms of such commitments. The actual amount of aggregate fees received by Goldman Sachs and its affiliates in connection with the debt financing for the Transactions will depend on, among other things, the timing of reductions of the Bridge Facility, the completion date of the Transactions, the final syndicated amount of the Altra Term Loan B Facility and the Altra Revolving Credit Facility upon the consummation of the Transactions and the issuance costs for such debt financing. Altra estimates that Goldman Sachs and its affiliates will receive approximately $11.6 million in fees in the aggregate in connection with the proposed financing.

The Altra board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated February 5, 2018, Altra engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between Altra and Goldman Sachs provides for a transaction fee of $21.5 million, all of which is contingent upon the consummation of the Transactions. In addition, Altra has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of KeyBanc Capital Markets Inc.

In connection with the Transactions, Altra’s board of directors retained KBCM to render an opinion as to the fairness, from a financial point of view, of the Consideration (as defined below) to be paid to Fortive and its stockholders pursuant to the Transaction Documents. KBCM was chosen based on its extensive experience in mergers and acquisitions advisory services and its familiarity with Altra and the industries in which Altra conducts its business. At the meeting of the Altra board of directors on March 6, 2018, KBCM rendered its oral opinion (subsequently confirmed in writing) to the Altra board of directors to the effect that, as of March 6, 2018, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in its opinion, the Consideration to be paid to Fortive and its stockholders pursuant to the Transaction Documents was fair, from a financial point of view, to Altra.

KBCM provided the opinion described above for the information and assistance of the Altra board of directors in connection with its consideration of the Transactions. The terms of the Transactions, including the Consideration, however, were determined through negotiations between Altra, on the one hand, and Fortive and its affiliates, on the other hand, and were approved by the Altra board of directors. The opinion described above delivered to the Altra board of directors was reviewed and approved by KBCM’s Valuation and Fairness Opinion Committee. KBCM has consented to the inclusion in this proxy statement of its opinion and the description of its opinion appearing under this subheading “Opinion of KeyBanc Capital Markets Inc.”

THE FULL TEXT OF KBCM’S WRITTEN OPINION, DATED MARCH 6, 2018, IS ATTACHED AS EXHIBIT 99.9 TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART AND INCORPORATED INTO THIS DOCUMENT BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY KBCM IN RENDERING ITS OPINION. KBCM’S OPINION WAS DIRECTED TO THE BOARD OF DIRECTORS OF ALTRA FOR ITS USE AND BENEFIT IN EVALUATING THE TRANSACTIONS. KBCM’S OPINION WAS LIMITED TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO ALTRA, OF THE CONSIDERATION TO BE PAID TO FORTIVE AND ITS STOCKHOLDERS PURSUANT TO THE TRANSACTION DOCUMENTS. IT DID NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTIONS, AND DID NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW THAT STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE TRANSACTIONS. KBCM DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY ALTRA TO ENGAGE IN THE TRANSACTIONS. THE FOLLOWING SUMMARY OF KBCM’S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

In connection with rendering its opinion, KBCM examined or discussed, among other things:

•	drafts, dated March 4, 2018, of the Transaction Documents, which KBCM understood to be in substantially final form;

•	certain financial and operational information supplied to KBCM by Altra directly and via an online data room;

•	certain publicly available historical financial statements and other business and financial information of Altra, Fortive and the A&S Business;

•	certain other internal information, primarily financial in nature, including projections, concerning the business and operations of Altra, Fortive and the A&S Business furnished to KBCM by Altra for purposes of KBCM’s analysis;

•	certain publicly available information concerning the trading of, and the trading market for, Altra’s common stock and Fortive’s common stock;

•	information regarding estimated synergies and integration expenses that Altra management expected would result from the Transactions (which are referred to in this section as the “Expected Synergies”);

•	certain publicly available information with respect to certain other publicly traded companies that KBCM believed to be comparable to Altra and the A&S Business and the trading markets for certain of such other companies’ securities; and

•	certain publicly available information concerning the nature and terms of certain other transactions that KBCM considered relevant to its inquiry.

KBCM also had access to certain officers and employees of Altra to discuss the business, financial condition, operations and prospects of Altra and the A&S Business, certain aspects related to the Transactions (including strategic, financial and operational benefits anticipated from the Transactions), as well as other matters KBCM believed relevant to its inquiry. KBCM also performed such other financial studies and analyses and considered such other data and information as it deemed appropriate.

In KBCM’s review and analysis and in arriving at its opinion, KBCM assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with KBCM or publicly available and further relied upon the assurances of the management of Altra that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. KBCM also assumed that the representations and warranties of Altra, Merger Sub, Fortive and Newco contained in the Transaction Documents were and would be true and correct in all respects material to KBCM’s analysis. KBCM was not engaged to, and did not independently attempt to, verify any of such information or its accuracy or completeness. KBCM also relied upon the management of Altra as to the reasonableness and achievability of the financial and operating projections and Expected Synergies (and the assumptions and bases therefor) provided to KBCM and, with Altra’s consent, KBCM assumed that such projections were reasonably prepared on bases that reflected the best currently available estimates and judgments of the management of Altra of the future financial performance of Altra and the A&S Business and other matters covered thereby. KBCM was not engaged to assess the reasonableness or achievability of such projections and Expected Synergies or the assumptions on which they were based, and expressed no view as to such projections, Expected Synergies or assumptions. In addition, KBCM did not conduct a physical inspection, valuation or appraisal of any of the assets (including properties or facilities) or liabilities of Altra, Fortive or the A&S Business nor was KBCM furnished with any such inspection, valuation or appraisal. As Altra was aware, KBCM did not have access to, and did not meet with, the management of the A&S Business. Accordingly, with Altra’s consent, KBCM relied upon the accuracy and completeness of the financial and other information regarding the A&S Business provided to KBCM by Altra. KBCM did not express any view or opinion with respect to, and, at Altra’s direction, relied upon, the assessments of representatives of Altra regarding legal, regulatory, accounting, tax and similar matters relating to Altra or the Transactions, as to which matters KBCM understood that Altra obtained such advice as it deemed necessary from qualified advisors and professionals. KBCM also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Transactions would be obtained without any adverse effect on Altra or the Transactions that would be meaningful to KBCM’s analysis.

KBCM was not asked to, nor did it, offer any opinion as to the material terms of the Transaction Documents or the form of the Transactions (other than the Consideration to the extent expressly specified in its opinion). In rendering its opinion, KBCM assumed, with Altra’s consent, that the final executed Transaction Documents would not differ in any material respect from the drafts that KBCM examined, and that the conditions to the Transactions as set forth in the Transaction Documents would be satisfied and that the Transactions would be consummated on a timely basis on the terms set forth in the Transaction Documents without waiver, modification or amendment of any term or condition that would be meaningful to KBCM’s analysis. KBCM did not formally solicit, nor was it asked to solicit, third party interest in a transaction involving Altra.

It should be noted that KBCM’s opinion was based on economic and market conditions and other circumstances existing on, and information made available to KBCM as of, the date of its opinion and did not address any matters subsequent to such date. In addition, KBCM’s opinion was, in any event, limited to the fairness, as of the date of the opinion, from a financial point of view, to Altra, of the Consideration to be paid to Fortive and its stockholders pursuant to the Transaction Documents and did not address Altra’s underlying business decision to engage in the Transactions or any other terms of the Transactions or the fairness of the Transactions, or any consideration paid in connection therewith, to creditors or other constituencies of Altra. In addition, KBCM did not express any opinion as to the fairness of the Transactions or the amount or the nature of the compensation paid or to be paid to any of the directors, officers or employees of Altra, or class of such persons, relative to the consideration to be paid to public shareholders of Altra. KBCM did not evaluate nor did it express any opinion on the solvency or viability of Altra, Fortive or their respective affiliates or the ability of Altra, Fortive or their respective affiliates to pay their respective obligations when they come due. It should be noted that although subsequent developments may affect KBCM’s opinion, KBCM does not have any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed and material factors considered by KBCM in connection with its opinion. KBCM performed certain procedures, including each of the financial analyses described below, and reviewed with Altra’s board of directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by KBCM in this regard, it does set forth those considered by KBCM to be material in arriving at its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by KBCM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by KBCM. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by KBCM.

Transactions Overview

For purposes of its financial analyses described below, KBCM assumed an implied value of the Consideration to be received by Fortive and its stockholders in connection with the Transactions of approximately $3.0 billion, referred to below as the “implied value of Transaction Consideration,” and an implied equity value of the Altra common shares to be issued in the Merger of $1.6 billion, referred to as the “implied equity value of Transaction Consideration.” The implied equity value of Transaction Consideration was based on the product of the 20-day VWAP of Altra common stock as of March 2, 2018 of $45.60, and the 35,000,000 Altra common shares to be issued to Fortive stockholders in the Merger. The implied value of Transaction Consideration was based on the implied equity value of Transaction Consideration, plus the $1.4 billion in cash and debt instruments to be received by Fortive in connection with the Transactions (collectively referred to in this section as the “Consideration”).

Valuation Analyses

As a basis for its opinion, KBCM analyzed each of the A&S Business’s and Altra’s historical and projected financial performance and applied several commonly accepted valuation techniques, including comparable publicly traded companies analysis, precedent transaction comparables analysis, and discounted cash flow analysis (on both a standalone and pro forma basis). KBCM applied these valuation techniques to determine ranges for both the implied enterprise value of the A&S Business and the implied price per share of Altra common stock.

A&S Business Financial Analyses

Selected Publicly Traded Companies Analysis. KBCM reviewed and compared certain financial information relating to the A&S Business to corresponding financial data, ratios and trading multiples for a selected group of publicly traded companies in the industrial components and equipment industry catering to similar end markets. KBCM selected these companies because they are publicly traded companies with general business, operating and financial characteristics deemed reasonably comparable to those of the A&S Business. The following six publicly traded companies with an enterprise value of $10 billion or more (referred to as the “Large-Cap Companies”) and the following six publicly traded companies with an enterprise value of less than $10 billion (referred to as the “Mid-Cap Companies”) were selected for the comparison with the A&S Business:

Large-Cap Companies:

•	AMETEK, Inc.

•	Eaton Corporation plc

•	Fortive Corporation

•	Nidec Corporation

•	Parker-Hannifin Corporation

•	Rockwell Automation Inc.

Mid-Cap Companies:

•	CTS Corporation

•	Franklin Electric Co., Inc.

•	RBC Bearings Incorporated

•	Rexnord Corporation

•	The Timken Company

•	WABCO Holdings Inc.

Among the information KBCM considered for the A&S Business and each comparable publicly traded company were (i) enterprise value, (ii) operating earnings before interest, taxes, depreciation and amortization (commonly referred to as “EBITDA”), for the last twelve months (commonly referred to as “LTM”) and (iii) estimated EBITDA for the 2018 calendar year. Estimated financial data of the selected publicly traded companies were based on public filings, press releases and publicly available equity research analysts’ reports and estimates. KBCM also considered the impact of the Expected Synergies on the A&S Business’s LTM and budgeted fiscal year 2018 EBITDA.

KBCM divided the enterprise value for each company by the calendar year 2018 estimated and LTM EBITDA of such company to derive calendar year 2018 and LTM multiples for each company. The operating results used to derive the multiples for each of the selected publicly traded companies were based on each company’s most recent available publicly disclosed financial information for the LTM period and consensus S&P Capital IQ analysts’ EBITDA estimates for calendar year 2018.

Information regarding the multiples from KBCM’s analysis of selected publicly traded companies is set forth in the following table.

	Selected Public Companies Valuation Multiples (Large-Cap)		Selected Public Companies Valuation Multiples (Mid-Cap)
Multiple	Median	Mean	Median	Mean
Enterprise Value / LTM EBITDA	16.9x	16.8x	12.9x	13.7x
Enterprise Value / CY2018E EBITDA	15.0x	14.4x	10.7x	11.1x

KBCM then applied a range of selected multiples of 13.2x to 14.2x (based on the median multiple of 13.7x derived from KBCM’s analysis of the selected large- and mid-cap comparable publicly traded companies for the LTM period) to the A&S Business’s actual EBITDA for the 2017 fiscal year and its budgeted EBITDA for the 2018 fiscal year, to derive implied enterprise values for the A&S Business. Budgeted financial data of the A&S Business were based on estimates provided by Altra management. KBCM conducted this analysis both accounting for and excluding the estimated net present value of Expected Synergies, which KBCM calculated based on information provided by Altra management. This analysis indicated the following approximate implied enterprise value reference ranges for the A&S Business, as compared to the implied enterprise value of the Transaction Consideration.

	Implied Enterprise Value Reference Range for the A&S Business (in billions)	Implied Enterprise Value of Transaction Consideration (in billions)
FY2017A EBITDA	$2.9—$3.1	$3.0
FY2017A EBITDA (with Expected Synergies)	$2.9—$3.4	$3.0
FY2018B EBITDA	$3.1—$3.4	$3.0
FY2018B EBITDA (with Expected Synergies)	$3.1—$3.7	$3.0

Although KBCM compared the trading multiples of the selected publicly traded companies to those implied for the A&S Business, none of the selected publicly traded companies is identical to the A&S Business. Accordingly, any analysis of the selected publicly traded companies necessarily would involve complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected Precedent Transactions Analysis. KBCM reviewed and compared certain financial data and the purchase price paid in eleven selected comparable merger and acquisition transactions with publicly disclosed multiples where the target company had similar attributes to the A&S Business. KBCM’s analysis was based solely on publicly available information regarding such transactions. The transactions examined had enterprise values between $659 million and $12.27 billion and all closed subsequent to October 31, 2012. The transactions examined were:

Closing Date	Target	Acquirer
April 2017	Pentair plc, Valves & Controls Business	Emerson Electric
March 2017	CLARCOR	Parker-Hannifin
November 2015	Remy International	BorgWarner
October 2015	Stackpole Ltd	Johnson Electric
September 2015	ERICO Global Company	Pentair plc
February 2015	Emerson Power Transmission Business	Regal Beloit
November 2014	Vacon plc	Danfoss A/S
December 2013	Molex Incorporated	Koch Industries
October 2013	Kaydon Corporation	AB SKF
February 2013	Robbins & Myers	National Oilwell Varco
November 2012	Cooper Industries	Eaton Corporation

KBCM reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target in these transactions as a multiple of the EBITDA of the target for the LTM period prior to the announcement of the applicable transaction. Information regarding the multiples from KBCM’s analysis of the selected transactions is set forth in the following table.

Selected Transaction Valuation Multiples (LTM EBITDA)
Multiple	Median	Mean
Enterprise Value / EBITDA	12.0x	12.7x

KBCM then applied a range of selected multiples of 11.5x to 12.5x (based on the median multiple of 12.0x derived from KBCM’s analysis of the selected comparable transactions) to the A&S Business’s budgeted EBITDA for the 2018 fiscal year, to derive implied enterprise values for the A&S Business. Budgeted financial data of the A&S Business were based on estimates provided by Altra management. KBCM conducted this analysis both accounting for and excluding the estimated net present value of Expected Synergies, which KBCM calculated based on information provided by Altra management. This analysis indicated the following approximate implied enterprise value reference ranges for the A&S Business, as compared to the implied enterprise value of the Transaction Consideration.

	Implied Enterprise Value Reference Range for the A&S Business (in billions)	Implied Enterprise Value of Transaction Consideration (in billions)
FY2018B EBITDA	$2.7—$3.0	$3.0
FY2018B EBITDA (with Expected Synergies)	$2.7—$3.3	$3.0

Although KBCM analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the A&S Business, none of these transactions or associated companies is identical to the Transactions, Newco or the A&S Business. Accordingly, any analysis of the selected transactions necessarily would involve complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of the A&S Business in the Transactions versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis. KBCM performed a discounted cash flow analysis of the A&S Business to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows that the A&S Business could generate during its fiscal years 2019 through 2022 based on projections provided by Altra management. KBCM also performed a similar analysis of the A&S Business on a pro forma basis, taking into account Expected Synergies.

KBCM calculated terminal values for the A&S Business by applying an assumed terminal EBITDA multiple of 12.0x (the median multiple from the precedent transaction analysis described above under the sub-heading “A&S Business Financial Analyses—Selected Precedent Transactions Analysis”) to fiscal year 2022 projected EBITDA. The cash flows and terminal values were then discounted to present value as of December 31, 2018 using discount rates ranging from 8.9% to 9.4% (for the standalone analysis, derived in part from KBCM’s analysis of comparable publicly traded companies) and 9.4% to 9.9% (for the pro forma analysis taking into account Expected Synergies) to generate an implied enterprise value of the A&S Business. KBCM made its discount rate assumptions based on weighted average cost of capital (commonly referred to as “WACC”) analysis. For the pro forma analysis, KBCM used a blended WACC comprised of discount rates for the standalone A&S Business (9.2% rate at 85% weight) and net Expected Synergies (12.0% discount rate at 15% weight). KBCM noted that net Expected Synergies were conservatively discounted at 12.0%, which is higher than the A&S Business’s estimated WACC.

These analyses indicated the following approximate implied enterprise value reference ranges for the A&S Business, both on a standalone basis and adjusted to account for Expected Synergies, as compared to the implied enterprise value of the Transaction Consideration.

Implied Enterprise Value Reference Range for the A&S Business (in billions)	Implied Enterprise Value Reference Range for the A&S Business (with Expected Synergies) (in billions)	Implied Enterprise Value of Transaction Consideration (in billions)
$2.6—$2.8	$3.0—$3.3	$3.0

Altra Financial Analyses

Selected Publicly Traded Companies Analysis. KBCM reviewed and compared certain financial information relating to Altra to corresponding financial data, ratios and trading multiples for a group of selected publicly traded companies in the industrial components and equipment industry. KBCM selected these companies because they are publicly traded companies with general business, operating and financial characteristics deemed reasonably comparable to those of Altra. The companies selected by KBCM were:

•	Franklin Electric Co., Inc.

•	RBC Bearings Incorporated

•	Regal Beloit Corporation

•	Rexnord Corporation

•	SKF AB

•	The Timken Company

KBCM reviewed, among other things, per share equity values, based on closing stock prices, of the selected publicly traded companies on March 2, 2018, as a multiple of calendar year 2018 estimated earnings per share. KBCM also reviewed enterprise values of the selected publicly traded companies. Estimated financial data of the selected publicly traded companies were based on public filings, press releases and publicly available equity research analysts’ reports and estimates.

Information regarding the multiples from KBCM’s analysis of selected publicly traded companies is set forth in the following table.

Selected Public Companies Valuation Multiples
Multiple	Median	Mean
CY2018E P/E	15.4x	16.8x
Enterprise Value / LTM EBITDA	10.8x	12.2x
Enterprise Value / CY2018E EBITDA	9.0x	10.5x

KBCM then applied a range of selected multiples of 10.3x to 11.3x (based on the median multiple of 10.8x derived from KBCM’s analysis of the selected comparable publicly traded companies for the LTM period) to Altra’s fiscal year 2017 EBITDA. KBCM applied a range of selected multiples of 8.5x to 9.5x (based on the median multiple of 9.0x derived from KBCM’s analysis of the selected comparable publicly traded companies for the estimated 2018 calendar year) to Altra’s fiscal year 2018 budgeted EBITDA. KBCM applied the median price-earnings multiple of 15.4x from the selected comparable publicly traded companies analysis for the estimated 2018 calendar year, taking into account Altra’s normalized earnings per share guidance of $2.30 to $2.43, which was provided by Altra management. Budgeted financial data of Altra were based on information provided by Altra management. This analysis indicated the following approximate implied per share equity value reference ranges for Altra common shares, as compared to the closing price of Altra common shares on March 2, 2018.

Implied Per Share Equity Value Reference Ranges for Altra Common Shares			Closing Price of Altra Common Shares (as of March 2, 2018)
Enterprise Value / 2017 EBITDA	Enterprise Value / 2018 EBITDA	2018 P/E
$37.00—$41.25	$32.00—$36.75	$35.50—37.50	$43.70

Although KBCM compared the trading multiples of the selected publicly traded companies to those implied for Altra, none of the selected publicly traded companies is identical to Altra. Accordingly, any analysis of the selected publicly traded companies necessarily would involve complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected Precedent Transactions Analysis. KBCM applied a multiple range of 11.5x to 12.5x (based on the median multiple of 12.0x derived from KBCM’s analysis of the selected comparable transactions for the LTM period, described above under the sub-heading “A&S Business Financial Analyses—Selected Precedent Transactions Analysis”), to Altra’s fiscal year 2017 EBITDA. This analysis indicated the following approximate implied per share equity value reference range for Altra common shares, as compared to the closing price of Altra common shares on March 2, 2018.

Implied Per Share Equity Value Reference Range for Altra Common Shares Enterprise Value / FY2017A EBITDA	Closing Price of Altra Common Shares (as of March 2, 2018)
$42.25—$46.75	$43.70

Analyst Price Target. KBCM applied an estimated 14.5% cost of equity to the consensus equity research analyst twelve month price target sourced from Bloomberg of $52.75 for Altra as of March 2, 2018. The resulting implied per share equity value was $46.00, as compared to the $43.70 closing price of Altra common shares as of March 2, 2018.

Discounted Cash Flow Analysis. KBCM performed a discounted cash flow analysis on Altra to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows that Altra could generate during

Altra’s fiscal years 2018 through 2022 based on forecasts provided by Altra management. KBCM calculated terminal values for Altra by applying terminal multiples of 10.3x to 11.3x (based on KBCM’s analysis of the selected comparable publicly traded companies for the LTM period, described above under the sub-heading “Altra Financial Analyses—Selected Publicly Traded Companies Analysis”) to Altra’s fiscal year 2022 projected EBITDA. The cash flows and terminal values were then discounted to present value as of June 30, 2018 using discount rates ranging from 11.9% to 12.4%. KBCM made its discount rate assumptions based on WACC analysis. This analysis indicated the following implied per share equity value reference ranges for Altra common shares, as compared to the closing price of Altra common shares on March 2, 2018.

Implied Per Share Equity Value Reference Range for Altra Common Shares	Closing Price of Altra Common Shares (as of March 2, 2018)
$43.25—$48.25	$43.70

Other Factors. In rendering its opinion, KBCM also reviewed and considered other factors, including the historical closing prices and trading volumes of Altra common stock during the three-year period ended March 2, 2018, and the VWAP for various periods ending on that date.

This summary is not a complete description of the analysis performed by KBCM but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires KBCM to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by KBCM was carried out in order to provide a different perspective on the financial terms of the Transactions and add to the total mix of information available. The analyses were prepared solely for the purpose of KBCM providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. KBCM did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Consideration. Rather, in reaching its conclusion, KBCM considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. KBCM did not place particular reliance or weight on any particular analysis. Accordingly, notwithstanding the separate factors summarized above, KBCM believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Altra, the A&S Business or the Transaction. In performing its analyses, KBCM made numerous assumptions with respect to industry performance, business and economic conditions and other matters.

The analyses performed by KBCM are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

KBCM received a fee of $1.0 million in connection with the delivery of its opinion. In addition, Altra agreed to reimburse KBCM for certain expenses and to indemnify KBCM under certain circumstances for certain liabilities that may arise out of KBCM’s engagement. KBCM in the past provided investment banking services to Altra for which KBCM received customary compensation. In October 2015, KBCM served as the Joint Lead Arranger and Joint Bookrunner for Altra’s $350 million Senior Secured Credit Facilities. These credit facilities were subsequently amended and increased to $425 million in October 2016, in support of Altra’s acquisition of Stromag, and KBCM’s commitment was correspondingly increased to $71.5 million. KBCM also provides equity research coverage in Altra’s stock. Except as described above, during the two years preceding the date of KBCM’s opinion, neither KBCM nor its affiliates had any other material financial advisory or other material commercial or investment banking relationships with Altra or Fortive. In the ordinary course of KBCM’s business, KBCM and its affiliates, employees of KBCM and its affiliates, and funds or other entities that such persons manage or invest in or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Altra, Fortive, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction, in each case for their own account or for the accounts of customers. KBCM may in the future provide financial advisory and/or underwriting services to Altra and its affiliates and to Fortive and its affiliates for which KBCM may receive compensation.

Certain Financial Forecasts Prepared by Altra

Altra was provided with the Fortive Provided Financial Projections for the fiscal year ending December 31, 2018 as described under “—Certain Financial Forecasts Prepared by Fortive.” Subsequently, Altra’s management prepared adjusted A&S Business projections for the same year and the fiscal years ending December 31, 2019, 2020, 2021 and 2022 (the “A&S Business Financial Projections”) based on its judgment and experience in the industry, discussions with the management of Fortive regarding market trends, channel performance and known customer losses, the assumptions underlying the Fortive Provided Financial Projections and extrapolation of the Fortive Provided Financial Projections for such subsequent periods, and to reflect changes in the terms of the separation of the A&S Business that were negotiated after the financial projections were delivered by management of Fortive but prior to the execution of the Merger Agreement. The Altra board of directors was provided with the A&S Business Financial Projections and certain non-public financial projections prepared by management of Altra with respect to Altra’s business, as a stand-alone company, for the fiscal years ending December 31, 2018, 2019, 2020, 2021 and 2022 (the “Altra Financial Projections” and collectively with the Fortive Provided Financial Projections and the A&S Business Financial Projections, the “Financial Projections”).

The A&S Business Financial Projections and the Altra Financial Projections are being included in this document solely to give stockholders access to information that was made available to the Altra board of directors in connection with its consideration of the Transactions, and are not being included in this document in order to influence any stockholder to make any investment decision with respect to the Transactions or for any other purpose.

The Financial Projections were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the independent auditor of Altra or the independent auditor of Fortive, the A&S Business or Newco, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for and disclaim any association with, the Financial Projections. In addition, the Financial Projections were not prepared by Altra’s financial advisors or Fortive’s financial advisors, and the financial advisors assume no responsibility for their content. Furthermore, the Financial Projections:

•	were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to the A&S Business and Altra’s business, respectively, including their respective results of operations and financial conditions, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Altra’s or Fortive’s control and may not prove to be accurate;

•	do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Merger Agreement and the Separation Agreement and the effect of any failure of the Merger or the other Transactions to occur;

•	are not necessarily indicative of current market conditions or values or future performance, which may be significantly more favorable or less favorable than as set forth in these projections; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the financial projections will be achieved.

Altra’s management believes that the assumptions used as a basis for the A&S Business Financial Projections and the Altra Financial Projections, and Fortive’s management believes that the assumptions used as a basis for the Fortive Provided Financial Projections, were reasonable at the times they were made, given the information available to Fortive’s management and Altra’s management at the time. However, the Financial Projections are not a guarantee of future performance. The future financial results of the A&S Business and Altra’s business, respectively, may materially differ from those expressed in the Financial Projections due to factors that are beyond Altra’s or Fortive’s ability to control or predict.

Although the Financial Projections are presented with numerical specificity, they are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years and such information by its nature becomes less reliable with each successive quarter and year. Stockholders are urged to read the section of this document entitled “Cautionary Statement on Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. Stockholders should also review the factors described under “Risk Factors” and those incorporated herein by reference from Item 1A of Altra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

None of Altra, Fortive or Newco or any of their respective affiliates or representatives intend to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Financial Projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the Financial Projections are shown to be inaccurate.

Certain of the financial information contained in the Financial Projections, including EBITDA, may be considered non-GAAP financial measures. Altra’s management provided this information to the Altra board of directors because Altra management believed it could be useful in evaluating the A&S Business, in the case of the A&S Business Financial Projections, and Altra’s business, in the case of the Altra Financial Projections. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Altra or Fortive may not be comparable to similarly titled amounts used by other companies. Altra is not providing a quantitative reconciliation of non-GAAP financial measures to the most directly comparable GAAP measure with respect to the periods for which Financial Projections are included because Altra is unable to predict with reasonable certainty the ultimate outcome of the application of the acquisition method of accounting and certain significant items, including items necessary to determine GAAP reported financial measures for such periods, without unreasonable effort. These items include, but are not limited to, amortization and impairment of acquired assets, acquisition-related expenses, restructuring expenses and other contingencies. These items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for such periods.

For the foregoing reasons, the inclusion of projections in this document should not be regarded as an indication that Altra, Fortive, Newco or their respective affiliates or representatives considered or consider the Financial Projections to be a prediction of actual future events, and the projections should not be relied upon as such. The Fortive Provided Financial Projections and the A&S Business Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding the A&S Business contained elsewhere in this document, and the Altra Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding Altra’s business contained elsewhere in this document.

The A&S Business Financial Projections

The following is a summary of the A&S Business Financial Projections:

	Fiscal Year ending December 31,
	2018E	2019E	2020E	2021E	2022E
	(in millions)
Net Sales	$942	$968	$996	$1,026	$1,055
EBITDA	$238	$243	$249	$255	$261
Capital expenditures	$23	$42	$42	$36	$38

The Altra Financial Projections

Altra’s management prepared non-public financial projections with respect to Altra’s business as a stand-alone company. These projections do not give pro forma effect to the combination of Altra and the A&S Business.

The following is a summary of the Altra Financial Projections:

	Fiscal Year ending December 31,
	2018E	2019E	2020E	2021E	2022E
	(in millions)
Net Sales	$902	$932	$962	$989	$1,017
EBITDA	$138	$161	$178	$188	$197
Capital expenditures	$25	$25	$26	$26	$26

Fortive’s Reasons for the Transactions

As discussed in the section of this document entitled “—Background of the Transactions,” from time to time Fortive’s board of directors and senior management have reviewed Fortive’s portfolio of businesses and assets to evaluate opportunities, including possible acquisition, disposition and merger opportunities, to align the portfolio with overall business strategy and to maximize value for Fortive stockholders. As a result of that process, Fortive’s board determined that the separation and distribution of the A&S Business and the merger of the A&S Business with Altra would enhance the value of both Fortive and the A&S Business and enable Fortive to focus on its remaining businesses in accordance with its corporate strategy.

In reaching its decision to approve the Merger Agreement, the Separation Agreement and the Transactions, Fortive’s board of directors considered the following material factors in supporting its decision:

•	the complementary nature of the product and service offerings of the A&S Business and those of Altra, the combination of which is expected to enhance the offerings of both companies to customers and solidify the position of the combined company as a premier power transmission and motion control provider;

•	the value creation expected to result from combining the A&S Business with Altra, and the ability of pre-Merger holders of Newco common stock and Newco Employees to participate in the future upside of the combined company as a result of holding approximately 54% of Altra’s common stock on a fully-diluted basis after giving effect to the Transactions;

•	the expectation that the Separation, the Distribution, the Direct Sales and the Merger generally would result in a tax-efficient disposition of the A&S Business for Fortive and Fortive’s stockholders;

•	Fortive’s enhanced ability to pursue acquisition opportunities of businesses aligned with Fortive’s portfolio strategies resulting from receipt of approximately $1.4 billion in proceeds and retirement of outstanding debt from the Cash Dividend, the Debt Exchange and the Direct Sales;

•	the reports of Fortive’s senior management regarding their due diligence review of Altra’s business; and

•	the review by the Fortive board of directors of the structure and terms of the Merger Agreement, the Separation Agreement and the Transactions, as well as the likelihood of consummation of the Transactions and the board’s evaluation of the likely time period necessary to close the Transactions.

The third, fourth and sixth bullets above are considered to be benefits to Fortive while the first, second and fifth bullets above are considered to be benefits to Fortive stockholders who are being offered the opportunity to receive shares of Altra common stock upon completion of the Distribution and thereby participate in the future upside potential of the combined company.

In the course of its deliberations, the Fortive board of directors considered the following material risks and negative factors in supporting its decision:

•	the risk that all conditions to the parties’ obligations to complete the Transactions will not be satisfied or waived, which while not expected could cause the Transactions to not be completed;

•	because the consideration to be received by Fortive’s stockholders in the Transactions consists of a fixed number of shares of Altra common stock, the value of the Altra common stock to be received in the Merger could fluctuate, perhaps significantly, based on a variety of factors including general stock market conditions and the performance of Altra’s business;

•	risks relating to integrating the A&S Business with Altra’s current operations, including the potential loss of key employees, and the potential effects on the value of the shares of Altra common stock to be received in the Merger;

•	the risk that the Transactions do not qualify as tax-free transactions under Sections 355 or 368 of the Code, which could result in the stockholders of Fortive having significant tax liability;

•	the risks relating to the combined company maintaining and renewing relationships with pre-existing customers, suppliers and other third-parties of both the A&S Business and Altra, which relationships may be affected by customer, supplier or third-party preferences or public attitudes about the Transactions;

•	the effect of divesting the A&S Business pursuant to the Transactions on Fortive’s future earnings per share and cash flows from operating activities;

•	the risk that the financing for the Transactions or the Debt Exchange may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred, if the Transactions are not completed as a result; and

•	risks of the type and nature described under the section of this document entitled “Risk Factors.”

Fortive’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to approve the Merger Agreement, the Separation Agreement and the Transactions. The foregoing discussion of the information and factors considered by the board of directors of Fortive is not exhaustive. In view of the wide variety of factors considered by the board in connection with its evaluation of the Transactions and the complexity of these matters, the board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The board evaluated the factors described above, among others, and reached a consensus to approve the Merger Agreement, the Separation Agreement and the Transactions. In considering the factors described above and any other factors, individual members of the board may have viewed factors differently or given different weight or merit to different factors.

Certain Financial Forecasts Prepared by Fortive

Although Fortive periodically issues limited guidance to investors concerning its expected financial performance, Fortive does not as a matter of course provide earnings per share guidance beyond the current fiscal year except towards the end of the fiscal year with respect to the next fiscal year, and Fortive is especially reluctant to publicly disclose detailed financial forecasts given the unpredictability of the underlying assumptions and estimates. In connection with the due diligence review of the A&S Business by Altra, Fortive provided to Altra and its financial advisors certain non-public financial forecasts regarding the A&S Business for the fiscal year ended December 31, 2018, which are referred to herein as the “Fortive Provided Financial Projections.”

The Fortive Provided Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP but, in the view of Fortive’s management, were prepared on a reasonable basis and reflected the best then-currently available estimates and judgments of Fortive’s management. The Fortive Provided Financial Projections in this prospectus were prepared by, and are the responsibility of Fortive management and are unaudited. The A&S Business’s independent registered public accounting firm has not examined, compiled or otherwise applied any procedures to the Fortive Provided Financial Projections presented herein and, accordingly, does not express an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information, to the extent allowed by applicable law. The reports of the A&S Business’s independent registered public accounting firm included in this prospectus relate to the A&S Business’s historical financial information. They do not extend to the Fortive Provided Financial Projections and should not be read to do so. The summary of the Fortive Provided Financial Projections is included in this prospectus in order to comply with the anti-fraud and other liability provisions of the federal securities laws given that these internal financial forecasts were provided by Fortive to Altra and its financial advisors. Accordingly, the financial measures included in such forecasts are excluded from the definition of non-GAAP financial measures as defined by the SEC.

The Fortive Provided Financial Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Fortive. Important factors affecting results and potentially causing the Fortive Provided Financial Projections not to be achieved include, but are not limited to, risks and uncertainties related to the A&S Business and the other factors described under “Cautionary Statement Concerning Forward-Looking Statements.”

The Fortive Provided Financial Projections also reflect assumptions as to a number of other business decisions that are subject to change and do not necessarily reflect current estimates or assumptions Fortive’s management may have about prospects for the A&S Business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared. As a result, actual results may differ materially from those contained in the Fortive Provided Financial Projections. Accordingly, there can be no assurance that the Fortive Provided Financial Projections will be realized.

Fiscal Year ending December 31, 2018
(in millions)
Net Sales	$954
EBITDA	$248
Capital expenditures	$23

The inclusion of the Fortive Provided Financial Projections in this prospectus should not be regarded as an indication that any of Fortive, Altra or their respective officers, directors, affiliates, advisors or other representatives considered the Fortive Provided Financial Projections to be predictive of actual future events, and the forecasts should not be relied upon as such. None of Fortive, Altra or their respective affiliates, advisors or other representatives can assure you that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Fortive Provided Financial Projections to reflect circumstances existing after the date the Fortive Provided Financial Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Fortive does not intend to make publicly available any update or other revision to these forecasts. None of Fortive or its respective officers, directors, affiliates, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the A&S Business’s ultimate performance compared to the information contained in these forecasts or that forecasted results will be achieved. Fortive has made no representation to Altra, in the Merger Agreement or otherwise, concerning the forecasts.

Ownership of Altra Following the Transactions

It is expected that upon completion of the Transactions, pre-Merger holders of Newco common stock and Newco Employees will hold approximately 54% of Altra’s common stock on a fully-diluted basis and Altra’s existing equityholders will hold approximately 46% of Altra’s common stock on a fully-diluted basis (subject to adjustment in limited circumstances as provided in the Merger Agreement). Based on the composition of the current significant stockholder bases of each of Altra and Fortive, Altra does not expect that there will be any individual holder of more than 7.1% of the outstanding Altra common stock immediately following the closing of the Merger.

Board of Directors and Management of Altra Following the Transactions

Directors of Altra serving on its board of directors immediately before the effective time of the Merger are expected to continue to serve as directors of Altra immediately following the closing of the Merger. In addition, as of immediately following the effective time of the Merger, Altra will increase the size of its board of directors by one member, creating a vacancy, and one individual selected by Fortive (which individual is currently anticipated by Altra and Fortive to be Patrick K. Murphy, Fortive’s Senior Vice President) will be appointed to fill such vacancy and will, subject to the fiduciary duties of Altra’s board of directors, be nominated for re-election at the expiration of such director’s initial term. However, if Fortive’s designated director: (i) is unwilling or unable to serve at the effective time of the Merger, (ii) is unwilling or unable to serve when such new term starts or (iii) is not nominated to serve such new term, then Fortive will designate a replacement, acceptable to Altra in its sole discretion, for such director before the effective time of the Merger or the start of such new term, as applicable. The Merger Agreement provides that Altra will take all actions reasonably necessary to ensure that the Altra board of directors nominates Fortive’s designated director to serve a full new term on the Altra board of directors immediately following the expiration of such director’s term. If Fortive’s designated director is unwilling or unable to serve at the effective time of the Merger or at the commencement of such new term or if the designated director is not nominated to serve such new term, then Fortive will designate a replacement, acceptable to Altra in its sole discretion.

It is expected that Altra’s current management team will remain intact for the combined business, but may be augmented with new management team members from the A&S Business. The executive officers of Altra immediately prior to the closing of the Merger are expected to remain executive officers of Altra immediately following the closing of the Merger.

Interests of Fortive’s and Newco’s Directors and Executive Officers in the Transactions

As of April 9, 2018, Fortive’s directors and executive officers beneficially owned approximately 12.2% of the outstanding shares of Fortive’s common stock. None of Newco’s executive officers will receive any severance or other additional compensation as a result of the Transactions. The directors and executive officers of Fortive and Newco will receive no extra or special benefit that is not shared on a pro rata basis by all other Newco stockholders and Altra stockholders in connection with the Transactions, except as described herein. As with all holders of shares of Fortive common stock, if a director or officer of Fortive or Newco owns shares of Fortive common stock, directly or indirectly, such person may participate in this Exchange Offer on the same terms as other holders of shares of Fortive common stock.

Interests of Altra’s Directors and Executive Officers in the Transactions

Although the closing date of the Merger will result in a change in control of Altra for purposes of certain compensation and benefits plans, no payments or benefits become due upon the closing date of the Merger. However, in considering the recommendations of the Altra board of directors that Altra’s stockholders vote to approve the Share Issuance, you should be aware that Altra’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Altra’s stockholders generally, as more fully described below. The members of the Altra board of directors were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Merger, and in recommending to Altra’s stockholders that they vote to approve the Share Issuance. These interests are described in further detail below, and are quantified in the narratives and tables below.

The interests of Altra’s executive officers generally include the following:

•	potential enhanced severance payments in the event of a qualifying termination of employment within the first 24 months following the closing date of the Merger and certain terminations in anticipation of the Merger;

•	potential acceleration of equity awards held under the Altra Equity Plan in the event of a qualifying termination of employment within the first 24 months following the closing date of the Merger; and

•	conversion of performance shares into service-vesting restricted stock units immediately upon the closing of the Merger, with the performance goals deemed satisfied based on actual performance as of the last completed quarter prior to the closing date of the Merger.

As of July 17, 2018, Altra’s directors and executive officers owned approximately 2.5% of the outstanding shares of Altra common stock. Details of the beneficial ownership of Altra’s directors and executive officers of Altra’s common stock are set out in the section titled “Security Ownership of Altra Common Stock.” None of Altra’s non-employee directors will receive any payments or benefits in connection with the Transactions, and the Transactions will have no impact on stock awards held by non-employee directors.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the effective time of the Merger is on September 30, 2018, which is the assumed date of the consummation of the Merger solely for purposes of this transaction-related compensation disclosure;

•	the relevant price per share of Altra common stock is $47.01, the average closing price per share as quoted on the Nasdaq over the first five business days following the first public announcement of the Transactions (the “Assumed Altra Closing Price”);

•	each executive officer is terminated by Altra without “cause” or terminates his own employment for “good reason” (as each such term is defined in the relevant plans and agreements and collectively, referred to as a “qualifying termination”), in each case, on the date of the consummation of the Merger; and

•	the amounts set forth in the tables below regarding executive officer compensation are based on compensation levels as of July 17, 2018.

Altra Equity Plan

The Merger will constitute a change in control with respect to outstanding Altra Equity Awards under the Altra Equity Plan; however, no payments become due upon the closing date of the Merger. The Altra Equity Plan provides for “double-trigger” vesting, and the Merger constitutes the first trigger. A termination without “cause” or a resignation for “good reason” (each as defined under the Altra Equity Plan and described below, and collectively, a “qualifying termination”) within the first 24 months following the closing date of the Merger constitutes the second trigger. No payments become due until the second trigger occurs. In the event the second trigger does occur, outstanding awards will fully accelerate and become vested immediately.

Outstanding Altra Equity Awards consist of performance shares and restricted shares. Upon the Merger, performance goals for performance shares will be deemed satisfied based on actual performance as of the last completed quarter prior to the closing date of the Merger. Such performance shares will convert into restricted stock unit awards, which will only be subject to service-based vesting. Upon the Merger, restricted shares will continue to vest on their existing terms.

Under the Altra Equity Plan “cause” and “good reason” have the same definitions as under the Altra CIC Agreements, as described below.

Altra CIC Agreements

Each of Altra’s executive officers is party to a change in control severance agreement (the “Altra CIC Agreements”). The Merger will constitute a change in control with respect to the Altra CIC Agreements; however, no payments become due upon the closing date of the Merger. The Altra CIC Agreements provide for “double-trigger” vesting, and the Merger constitutes the first trigger. A termination without “cause” or a resignation for “good reason” (each as defined under the Altra CIC Agreements and described below, and collectively, a “qualifying termination”) within the first 24 months following the closing date of the Merger constitutes the second trigger. In addition, the Altra CIC Agreements provide that a termination without “cause” or a resignation for “good reason” within 90 days prior to the Merger and in anticipation of the Transactions also constitutes the second trigger (so long as the Transactions actually occur and the Merger is consummated).

Upon a qualifying termination following the closing date of the Merger, each executive officer is entitled to the following benefits under the Altra CIC Agreements, subject to a release of claims and compliance with certain restrictive covenants:

•	lump-sum cash severance payment equal to two times (or three times for Carl R. Christenson, Chief Executive Officer of Altra, or 1.5 times for Todd B. Patriacca, Vice President of Finance, Corporate Controller and Treasurer of Altra) the sum of (x) the executive’s base salary at the rate in effect immediately prior to the qualifying termination plus (y) the target annual bonus for the year of termination;

•	continued medical and dental insurance coverage for the executive (and the executive’s spouse and dependents, if applicable) for a period of 18 months following the qualifying termination or, if earlier, until the executive becomes employed by a new employer that offers any medical and/or dental insurance;

•	a prorated bonus for the year of termination; and

•	accelerated vesting of all equity incentive awards.

Under the Altra CIC Agreements, “cause” means (i) the executive’s material breach of the terms of any agreement between the executive and Altra, (ii) the executive’s willful failure or refusal to perform material duties of his position, (iii) the executive’s willful insubordination or disregard of the legal directives of the Altra board of directors or, in the case of each executive officer other than the chief executive officer of Altra, the chief executive officer of Altra, which are not inconsistent with the scope, ethics and nature of the executive’s duties and responsibilities, (iv) the executive’s engaging in misconduct which has a material adverse impact on the reputation, business, business relationships or financial condition of Altra, (v) the executive’s commission of an act of fraud or embezzlement against Altra or any of its subsidiaries or (vi) any conviction of, or plea of guilty or nolo contendere by, the executive with respect to a felony (other than a traffic violation), a crime involving moral turpitude, fraud or misrepresentation; provided, however, that “cause” shall not be deemed to exist under any of clauses (i), (ii) or (iii) above unless the executive has been given reasonably detailed written notice of the grounds for such cause and the executive has not effected a cure within 20 days of the date of receipt of such notice.

“Good reason” means any of the following: (i) without the executive’s express consent, any material change in the executive’s job title, any significant change in the executive’s reporting relationships or a significant reduction of the executive’s duties, position or responsibilities relative to the executive’s duties, position or responsibilities in effect immediately prior to such reduction, or the executive’s removal from such position, duties and responsibilities, unless he is provided with comparable duties, position and responsibilities, (ii) a material reduction by Altra (other than a reduction on the same basis as other senior executives) in the kind or level of employee benefits to which he is entitled immediately prior to such reduction with the result that the executive’s overall benefits package is significantly reduced, (iii) a relocation of the executive’s principal work location to more than 50 miles from the executive’s current principal work location or (iv) Altra’s failure to cause the executive’s employment agreement and its obligations thereunder to be expressly assumed by Altra’s successor.

Potential Cutback

The Altra CIC Agreements further provide that, if payments to an executive officer in connection with the Merger are subject to “golden parachute” excise taxes imposed under Section 4999 of the Code, the payments to the officer will be reduced in order to limit or avoid the “golden parachute” excise tax if and to the extent such reduction is expected to produce a better after-tax result for the executive officer.

No Other Benefits

Other than as set forth above, the directors and executive officers of Altra will receive no extra or special benefit that is not shared on a pro rata basis by all other Altra stockholders in connection with the Transactions. As with all holders of shares of Fortive common stock, if a director or executive officer of Altra owns shares of Fortive common stock, directly or indirectly, such person may participate in this Exchange Offer on the same terms as other holders of shares of Fortive common stock.

Quantification of Potential Payments and Benefits

In accordance with Item 402(t) of Regulation S-K, the table below, entitled “Potential Transaction-Related Payments to Executive Officers,” along with its footnotes, shows the compensation that could become payable to the named executive officers, as determined for purposes of its most recent annual proxy statement, and that are based on or otherwise relate to the Transactions. “Named executive officers” collectively refers to Altra’s chief executive officer, chief financial officer and three other most highly compensated executive officers as determined in its most recent annual proxy statement. In addition, the table below also includes such information for Altra’s other executive officer, which, although not required by the rules of the SEC, has been included so that quantification of the potential payments and benefits that could be received by all of Altra’s executive officers is presented in a uniform manner. Please note that, although you are being provided with the information identified in Item 402(t) of Regulation S-K, in accordance with the rules of the SEC, you are not being asked to vote on the compensation and benefits that Altra’s named executive officers may receive in connection with the Transactions, as presented below.

The table assumes that the consummation of the Merger occurs on September 30, 2018, and each executive officer incurs a qualifying termination on such date. As noted above, there are no single trigger arrangements. The amounts indicated below are estimates of the amounts that would be payable to the executive officers. Such estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this document. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Named Executive Officers
Carl R. Christenson	4,650,000	5,397,524	30,017	10,077,541
Christian Storch	1,615,326	1,499,102	30,017	3,144,445
Gerald P. Ferris	767,639	680,047	21,279	1,468,965
Glenn E. Deegan	1,247,419	1,203,033	30,017	2,480,469
Craig Schuele	910,889	805,657	30,017	1,746,563

Other Executive Officer
Todd B. Patriacca	621,090	531,683	30,017	1,182,790

(1)	As described above under “—Altra CIC Agreements,” upon a qualifying termination either within 24 months following the closing date of the Merger or within 90 days prior to the Merger and in anticipation of the Transactions, each executive officer will have the right to receive certain cash severance payments. These payments are double-trigger because they will only be payable in the event of a qualifying termination, which means a termination of employment without “cause” or a resignation for “good reason,” during the applicable period.

These payments are based on the compensation and benefit levels in effect on July 17, 2018; therefore, if compensation and benefit levels are increased after July 17, 2018, actual payments to an executive officer may be greater than those provided for above.

The amounts of the severance components described above are set forth in the following table:

Name	Salary Component ($)	Bonus Component ($)	Total ($)
Named Executive Officers
Carl R. Christenson	2,400,000	2,250,000	4,650,000
Christian Storch	885,110	730,216	1,615,326
Gerald P. Ferris	437,090	330,549	767,639
Glenn E. Deegan	710,274	537,145	1,247,419
Craig Schuele	539,786	371,103	910,889

Other Executive Officer
Todd B. Patriacca	370,800	250,290	621,090

As part of severance, each executive is entitled to a multiple of his annual target bonus as well as a prorated bonus for the year of termination. For purposes of these calculations, the prorated bonus is equal to each executive’s prorated portion of his target bonus for the year in which closing occurs, based on the days lapsed between January 1, 2018 and the assumed closing date (September 30, 2018).

(2)

As described above under “—Altra Equity Plan”, upon a qualifying termination within 24 months following the closing date of this Merger, each executive officer will be entitled to full acceleration and immediate vesting of his then outstanding Altra Equity Awards. The equity value for each executive is equal to the product of (x) the number of shares with respect to the outstanding restricted stock and/or performance share awards, as applicable, that will immediately vest upon a qualifying termination (which, for purposes of this disclosure, has been calculated assuming target performance in the case of performance shares) multiplied by (y) the Assumed Altra Closing Price. Altra does not have outstanding, and no executive officer holds, any other type of Altra Equity Award besides restricted stock and performance shares. These payments are double-trigger because they will only be payable in the event of a qualifying termination, which means a termination of employment without “cause” or a resignation for “good reason,” during the applicable period.

The amounts of the equity value components described above are set forth in the following table:

Name	Restricted Stock ($)	Performance Shares ($)	Total ($)
Named Executive Officers
Carl R. Christenson	3,302,358	2,095,166	5,397,524
Christian Storch	913,263	585,839	1,499,102
Gerald P. Ferris	458,630	221,417	680,047
Glenn E. Deegan	732,886	470,147	1,203,033
Craig Schuele	489,703	315,954	805,657

Other Executive Officer
Todd B. Patriacca	324,698	206,985	531,683

(3)	As described above, under “—Altra CIC Agreements,” upon a qualifying termination within 24 months following the closing date of this Merger, each executive officer will have the right to continued medical and dental insurance coverage for the executive (and the executive’s spouse and dependents, if applicable) for a period of 18 months following the qualifying termination or, if earlier, until the executive becomes employed by a new employer that offers any medical and/or dental insurance. The executives are not entitled to the continuation of any perquisites following a change in control and qualifying termination, so the perquisite/benefits value reflects only the value of health benefits.

Effects of the Distribution and the Merger on Fortive Equity Awards

The Employee Matters Agreement provides for the treatment of Fortive Options and Fortive RSUs that are held by employees of the A&S Business who will become employees of Newco. The specific treatment of these awards depends on whether they are vested as of the effective time of the Merger.

Treatment of Fortive Options and Fortive RSUs that are Vested as of the Effective Time of the Merger

Each Fortive Option that is held by an employee of the A&S Business who becomes an employee of Newco and is vested and exercisable immediately before the effective time of the Merger will remain outstanding for 90 days following the closing date of the Merger. If any vested Fortive Options remain unexercised as of the end of such 90-day period, such vested options will be automatically exercised prior to expiration. Each Fortive RSU that is held by an employee of the A&S Business who becomes an employee of Newco and is vested but not settled as of immediately before the effective time of the Merger will be settled in accordance with its terms in shares of Fortive common stock on or as soon as practicable following the closing date of the Merger. Each of these Fortive Options and Fortive RSUs may be equitably adjusted in accordance with the terms and conditions of the Fortive Equity Plan and the applicable award agreement. Fortive does not believe that any adjustments will be made in the event that this Exchange Offer is fully subscribed.

Treatment of Fortive Options and Fortive RSUs that are Not Vested as of the Effective Time of the Merger

Any Fortive Options and Fortive RSUs that are held by an employee of the A&S Business who becomes an employee of Newco and are not vested immediately before the effective time of the Merger will generally be cancelled by Fortive immediately before the effective time of the Merger and replaced by Altra with grants of Altra’s restricted stock or cash-settled restricted stock units, in each case, with comparable value and comparable remaining vesting schedules. For a more complete description of the amount and terms of the Altra restricted stock or cash settled awards to be provided with respect to such cancelled Fortive Options and Fortive RSUs, see “Other Agreements—Employee Matters Agreement—Treatment of Fortive Equity Incentive Awards” beginning on page 238.

Altra’s Stockholders Meeting

Under the terms of the Merger Agreement, Altra is required to call a meeting of its stockholders for the purpose of voting upon the issuance of shares of Altra’s common stock in the Merger and related matters as promptly as practicable following the date on which the SEC has cleared Altra’s proxy statement and, if required by the SEC as a condition to the mailing of Altra’s proxy statement, the registration statement of Altra has been declared effective. Altra will ask its stockholders to vote on this matter at the special meeting of Altra stockholders by delivering Altra’s proxy statement to its stockholders in accordance with applicable law and its organizational documents.

As of July 17, 2018, Altra’s directors and executive officers held approximately 2.5% of the shares entitled to vote at Altra’s special meeting of the stockholders. As of July 17, 2018, Newco’s directors, executive officers and their affiliates did not hold shares entitled to vote at Altra’s special meeting of the stockholders. Newco’s stockholders are not required to vote on any of the proposals, and Newco will not hold a special meeting of stockholders in connection with the Transactions.

Accounting Treatment and Considerations

ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues its equity interests (Altra in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including but not limited to the following:

•	The relative voting interests of significant stockholders and the ability of any of those stockholders to exercise control, over the consolidated entity after the Transactions. In this case, it was determined that the stockholders bases of both entities are dispersed such that no single stockholder or group of related stockholders would control the entity after the Transactions. It was also determined that although Fortive stockholders will own a 54% interest in Altra after the Transaction, no contemporaneous written evidence of an agreement to vote a majority of Altra’s interest in concert exists.

•	The composition of the governing body of Altra after the Transactions. In this case, the board of directors of Altra immediately following the Merger is expected to consist of the members of the board of directors of Altra immediately prior to the consummation of the Merger. In addition, as of the consummation of the Merger, Altra will increase the size of its board of directors by one member, creating a vacancy, and one individual selected by Fortive (which individual is currently anticipated by Altra and Fortive to be Patrick K. Murphy, Fortive’s Senior Vice President) will be appointed to fill such vacancy and will, subject to the fiduciary duties of Altra’s board of directors, be nominated for re-election at the expiration of such director’s initial term.

•	The composition of the senior management of Altra after the Transactions. In this case, it is expected that Altra’s current management team will remain intact for the combined business, but may be augmented with new management team members from the A&S Business. The executive officers of Altra immediately prior to the closing of the Merger are expected to remain the executive officers of Altra immediately following the closing of the Merger.

Altra’s management has determined that Altra will be the accounting acquiror in the Merger based on the facts and circumstances outlined above and the detailed analysis of the relevant GAAP guidance. Consequently,

Altra will apply acquisition accounting to the assets acquired and liabilities assumed of Newco upon consummation of the Merger. Upon consummation of the Merger, the historical financial statements will reflect only the operations and financial condition of Altra.

Regulatory Approvals

United States Antitrust Clearance

Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the merger cannot be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and specified waiting period requirements have been satisfied. This transaction is subject to such requirements.

Each of Fortive and Altra filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC on March 20, 2018 and March 22, 2018, respectively. The waiting period under the HSR Act expired at 11:59 p.m. (Eastern Time in the United States) on April 23, 2018.

At any time before or after the consummation of any such transaction, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of certain assets. At any time before or after the consummation, private parties (including individual States) may also bring legal actions under the antitrust laws of the United States.

The Ministry of Commerce of the People’s Republic of China

Under the Chinese Anti-Monopoly Law of 2008, transactions involving parties with sales above certain revenue levels cannot be completed until they are reviewed and approved by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”). Fortive and Altra have sufficient revenues in China to exceed the statutory thresholds, and completion of the merger is therefore conditioned upon MOFCOM approval. Fortive and Altra filed the required materials with MOFCOM on April 23, 2018. Altra and Fortive received written clearance for the Transactions from MOFCOM on May 28, 2018.

The Federal Cartel Office of the Federal Republic of Germany

Under the German Act against Restraints of Competition, transactions involving parties with sales above certain revenue levels cannot be completed until they are reviewed and approved by the Federal Cartel Office of the Federal Republic of Germany (“FCO”). Fortive and Altra have sufficient revenues in Germany to exceed the statutory thresholds, and completion of the merger is therefore conditioned upon FCO approval. Fortive and Altra filed the required materials with FCO on April 23, 2018. Altra and Fortive received written clearance for the Transactions from the FCO on May 22, 2018.

Federal Securities Law Consequences; Resale Restrictions

Altra common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Fortive stockholder who may be deemed to be an “affiliate” of Newco for purposes of Rule 145 under the Securities Act.

In connection with the Distribution, Fortive may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

No Appraisal or Dissenters’ Rights

None of Altra, Merger Sub, Fortive or Newco stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

Nasdaq Listing

Altra common stock is currently listed on Nasdaq under the symbol “AIMC.” In the Merger Agreement, Altra agreed to cause to be filed with the SEC a registration statement on Form S-4 in connection with the issuance of Altra common stock pursuant to the Merger. Altra will use its reasonable best efforts to cause the shares of Altra common stock to be issued in connection with the Merger to be listed on the Nasdaq, subject to official notice of issuance, at or prior to the effective time of the Merger. After the Merger, shares of Altra common stock will continue to trade on Nasdaq under the same symbol “AIMC.”

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by the Merger Agreement, which is incorporated by reference in this document. Stockholders of Fortive and Altra are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Fortive stockholders and Altra stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about Altra, Merger Sub, Fortive or Newco. Information about Altra, Merger Sub, Fortive and Newco can be found elsewhere in this document and in the documents incorporated by reference into this document. See also “Where You Can Find More Information; Incorporation by Reference.”

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Newco. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving corporation and as a wholly owned subsidiary of Altra and will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. The certificate of incorporation and bylaws of Newco in effect immediately prior to the Merger will be amended and restated in their entirety and, as so amended and restated, will be the certificate of incorporation and bylaws of the surviving corporation following the consummation of the Merger.

Under the terms of the Merger Agreement, the directors and officers of Merger Sub immediately before the Merger will be the initial directors and officers of the surviving corporation after the Merger.

The Direct Sales

Under the Merger Agreement, immediately prior to the effective time of the Merger, (1) the Direct Sales Sellers will sell, transfer, convey assign and deliver to the Direct Sales Purchasers the Direct Sales Assets and the Direct Sales Entities and (2) the Direct Sales Purchasers will assume the A&S Liabilities of or attributable to the Direct Sales Sellers.

The Adjustment Payment

Under the Merger Agreement, if adjusted EBITDA of the A&S Business for the year ended December 31, 2017 as finally determined in accordance with the terms of the Merger Agreement is less than the amount agreed by Altra and Fortive as of the date of the Merger Agreement, then at closing Fortive shall pay to Altra (the “Adjustment Payment”) in cash the amount, if any, by which the product of (1) such shortfall multiplied by (2) 13.5 exceeds $30,000,000 (any such excess above $30,000,000, the “Adjustment Amount”). If the Adjustment Amount is greater than $150,000,000 (any such excess of the Adjustment Amount above $150,000,000, the “Adjustment Excess”), then the Adjustment Payment will equal $150,000,000 and in addition to the Adjustment Payment, Fortive will elect (a) to reduce the number of shares of Altra common stock to be received by holders of Newco common stock by an amount equal to the quotient of (i) the Adjustment Excess divided by (ii) $45.20 (the “Altra Share Amount Reduction”), except that the Altra Share Amount Reduction must not result in the Fortive stockholders holding less than the number of shares of Altra common stock equal to 50.1% of the shares of Altra common stock outstanding immediately following the effective time of the Merger, (b) to pay to Altra an additional amount in cash equal to the Adjustment Excess or (c) to provide Altra a written notice giving Altra the right to terminate the Merger Agreement. If Altra elects not to terminate the Merger Agreement within five business days of receipt of notice from Fortive, the Adjustment Payment will equal $150,000,000 and there will be no further payment and no Altra Share Amount Reduction for the Adjustment Excess. Based on the Audited Financial Statements, no Adjustment Amount is payable from Fortive to Altra.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger, the Direct Sales and the other transactions contemplated by the Merger Agreement will take place on a date and time designated jointly by Fortive and Altra, which will be (1) no later than the later of the second business day after (a) the satisfaction or waiver of the conditions precedent to the Merger (other than those to be satisfied at closing) and (b) the earlier of (i) the date during the marketing period for the debt financing to be incurred in connection with the Merger and the other Transactions, as described under “—Debt Financing,” to be specified by Altra and (ii) the final day of such marketing period, subject in each case to the satisfaction or waiver of the conditions precedent to the Merger (other than those to be satisfied at closing) or (2) at such other date, time or place as Altra and Fortive may mutually agree. At the closing of the Merger, Fortive and Altra will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of the certificate of merger or at such later time as Fortive, Altra, Newco and Merger Sub may agree and provide in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into a number of shares of Altra common stock equal to 35,000,000 divided by the aggregate number of shares of common stock of Newco issued and outstanding as of immediately prior to the effective time of the Merger. The calculation of the merger consideration as set forth in the Merger Agreement is expected to result in Newco’s stockholders immediately prior to the Merger collectively holding approximately 54% of the outstanding shares of Altra common stock immediately following the Merger. Based on the Audited Financial Statements, no Adjustment Amount is payable from Fortive to Altra in connection with the Transactions, and accordingly, the Adjustment Amount will not impact the amount to be received by participants in the Exchange Offer.

No fractional shares of Altra common stock will be issued pursuant to the Merger. Any holder of shares of common stock of Newco who would otherwise be entitled to receive a fractional share of Altra common stock will, in lieu of such fractional share, be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Altra common stock on Nasdaq on the last business day prior to the date on which the Merger becomes effective. The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the Merger will be reduced by any applicable tax withholding.

Distribution of Per Share Merger Consideration

Prior to the effective time of the Merger, Altra will deposit in a reserve account with its transfer agent book-entry shares of Altra common stock for the benefit of the Fortive stockholders who received shares of Newco common stock in the Distribution and for distribution in the Merger upon conversion of the Newco common stock.

At the effective time of the Merger, all issued and outstanding shares of Newco common stock will be converted into the right to receive shares of Altra common stock as described above under “—Merger Consideration.” As promptly as practicable thereafter, Altra’s transfer agent will distribute the shares of Altra common stock to each person who was entitled to receive Newco common stock in the Distribution. Each person entitled to receive Newco common stock in the Distribution will be entitled to receive in respect of such shares of Newco common stock a book-entry authorization representing the number of whole shares of Altra common stock that such holder has the right to receive pursuant to the Merger (and cash in lieu of fractional shares of Altra common stock as described above under “—Merger Consideration” and any dividends or distributions and other amounts as described below under “—Distributions With Respect to Shares of Altra Common Stock after the Effective Time of the Merger”).

Distributions With Respect to Shares of Altra Common Stock after the Effective Time of the Merger

No dividends or other distributions declared or made with respect to Altra common stock with a record date after the effective time of the Merger will be paid to the holder of any shares of Newco common stock with respect to the shares of Altra common stock that are not able to be distributed to such holder promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable abandoned property, escheat law or other applicable laws, following the distribution of any such previously undistributed shares of Altra common stock, the following amounts will be paid to the record holder of such shares of Altra common stock, without interest:

•	at the time of the distribution of such previously undistributed shares, the amount of cash payable in lieu of fractional shares of Altra common stock to which such holder is entitled pursuant to the Merger Agreement; and

•	the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such shares of Altra common stock.

Altra will deposit all such amounts in a reserve account with its transfer agent.

Termination of the Exchange Fund

Any portion of the amounts deposited in the reserve account with Altra’s transfer agent under the Merger Agreement that remains undistributed to the holders of Newco common stock with respect to the shares of Altra common stock that are not able to be distributed to such holder as of the one-year anniversary of the effective time of the Merger will be delivered to Altra upon demand, and any holders of shares of Newco common stock who have not theretofore received shares of Altra common stock in accordance with the Merger Agreement may thereafter look only to Altra for satisfaction of their claims for Altra common stock, cash in lieu of fractional shares of Altra common stock and any dividends or distributions with respect to Altra common stock, in each case without interest thereon.

Post-Closing Altra Board of Directors and Officers

The Merger Agreement provides that Altra will take all actions reasonably necessary to ensure that the Altra board of directors nominates, consistent with its fiduciary duties, Fortive’s designated director as of the effective time of the Merger and to serve a full new term on Altra’s board of directors immediately following the expiration of such director’s term. In the event that Fortive’s designated director (1) is unwilling or unable to serve at the effective time of the Merger, (2) is unwilling or unable to serve at the time of the commencement of such new term or (3) is not nominated to serve such new term, then Fortive will designate a replacement, acceptable to Altra in its sole discretion, for such director prior to the effective time of the Merger or the commencement of such new term, as applicable.

Stockholders Meeting

Under the terms of the Merger Agreement, Altra is required to call a meeting of its stockholders for the purpose of voting upon the Share Issuance as promptly as practicable following the date on which the SEC has cleared Altra’s proxy statement relating to the special meeting. Altra is required to call such a stockholders meeting for the purpose of voting upon the matters described above, but Altra may after consultation with Fortive adjourn or postpone the stockholders meeting if Altra has not materially breached its obligations described under “—No Solicitation” and an unsolicited, bona fide written Acquisition Proposal (as defined below under “—No Solicitation”) with respect to Altra is submitted to Altra within ten business days of the stockholders meeting, which Acquisition Proposal the Altra board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, is, or could reasonably be expected to result in, an Altra Superior Offer. Despite the foregoing, the stockholders meeting may not be postponed or adjourned later than the date that is ten business days after the date on which Altra receives such Acquisition Proposal. In the event the Altra board of directors reaffirms the Altra Recommendation (as defined below under “—Board Recommendation”) during the ten-business day period, the stockholders meeting may be postponed or adjourned to the date that is five business days after the date the Altra board of directors reaffirms the Altra Recommendation. In no event will any postponement or adjournment result in Altra establishing a new record date for the Altra stockholders meeting.

Representations and Warranties

In the Merger Agreement, each of Altra and Merger Sub has made representations and warranties to Fortive and Newco, and Fortive and Newco have made representations and warranties to Altra and Merger Sub relating to Newco and the A&S Business. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;

•	capital structure;

•	authority to enter into the Merger Agreement (and other Transaction Documents);

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	governmental approvals;

•	the title to and sufficiency of assets;

•	financial statements and absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of investigations or litigation;

•	compliance with applicable laws;

•	accuracy of information supplied for use in this document and certain other disclosure documents to be filed with the SEC in connection with the Transactions;

•	intellectual property matters;

•	interests in real property;

•	employee benefit and labor matters;

•	tax matters;

•	the financing contemplated by the applicable Commitment Letters;

•	material contracts;

•	the required vote of Altra or Newco stockholders, as applicable, on the transactions contemplated by the Merger Agreement (including, in the case of Altra, the Share Issuance);

•	the absence of any stockholder rights plan, “poison pill,” anti-takeover plan or other similar device;

•	operations and purpose of formation of Merger Sub or Newco, as applicable;

•	environmental matters; and

•	payment of fees to brokers or finders in connection with the Transactions.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard, knowledge qualifications, or both, and only Fortive’s and Newco’s representations relating to capital structure, accuracy of information supplied for use in this document and certain other disclosure documents to be filed with the SEC in connection with the Transactions, title to and sufficiency of assets and payment of fees to brokers or finders in connection with the Transactions will survive the effective time of the Merger. The only post-closing indemnification obligations are with respect to these representations and warranties.

Under the Merger Agreement, a material adverse effect means, with respect to the A&S Business or Altra, as applicable, any effect, change, event or circumstance that, considered together with all other effects, changes, events or circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition or results of operations of the A&S Business, taken as a whole, or the Altra Companies, taken as a whole, as the case may be, or would prevent or materially impair Fortive or Altra, as the case may be, from complying with its obligations under the Merger Agreement or consummating the Transactions. However, any effect, change, event or circumstance resulting from of the following, either alone or in combination, will not be deemed either to constitute, or be taken into account in determining whether there has occurred, a material adverse effect:

•	conditions generally affecting the industry in which the A&S Business competes or Altra competes, as applicable, or the U.S. or global economy as a whole, to the extent that such conditions (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) do not have a disproportionate impact on the A&S Business taken as a whole, or the Altra Companies, taken as a whole, as applicable, relative to other companies in the industry in which the A&S Business operates or the Altra Companies operate, as applicable;

•	general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on the A&S Business, taken as a whole, or the Altra Companies, taken as a whole, as applicable, relative to other companies in the industry in which the A&S Business operates or the Altra Companies operate, as applicable;

•	changes in the trading price or trading volume of Fortive common stock or Altra common stock, as applicable (except that any effect, change, event or circumstance giving rise to or contributing to such changes in trading price or trading volume may be taken into account);

•	changes in GAAP (or any interpretations of GAAP) or legal requirements applicable to the A&S Business or Altra or any of its subsidiaries, to the extent that such conditions do not have a disproportionate impact on the A&S Business, taken as a whole, or the Altra Companies, taken as a whole, as applicable, relative to other companies in the industry in which the A&S Business operates or the Altra Companies operate, as applicable;

•	the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (except that any effect, change, event or circumstance giving rise to or contributing to any such failure may be taken into account);

•	any stockholder or derivative litigation arising from or relating to the Merger Agreement or the Transactions;

•	effects, changes, events or circumstances resulting directly from the announcement or pendency of the Merger Agreement or the Transactions, including loss of employees, suppliers or customers (including changes in customer bidding procedures or testing or award or scope of survey and/or loss of customer orders or contracts) and any related decrease in sales volume of A&S Business products or Altra products, as applicable; or

•	certain items described in the disclosure letter provided by Fortive or Altra, as applicable.

The representations and warranties of Fortive and Newco contained in the Merger Agreement are solely for the benefit of Altra and Merger Sub, and the representations and warranties of Altra and Merger Sub contained in the Merger Agreement are solely for the benefit of Fortive and Newco. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat the representations and warranties as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors and security holders. They were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Altra and Fortive and their respective subsidiaries that the respective companies include in this document and other reports and statements they file with the SEC

Conduct of Business Pending the Merger

Each of the parties has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the Merger. In general, each of Altra and Fortive (with respect to the A&S Business only) has agreed that prior to the effective time of the Merger, except as contemplated or required by the Merger Agreement or the other Transaction Documents or applicable law or as consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, (1) it will use its commercially reasonable efforts to ensure that the subsidiaries of Fortive conducting the A&S Business or the subsidiaries of Altra, as applicable, conduct their business and operations in the ordinary course in all material respects, (2) to the extent consistent therewith, Fortive or Altra, as applicable, will use its commercially reasonable efforts to ensure that the subsidiaries of Fortive conducting the A&S Business preserve intact the material components of their current business organization, and maintain their relations and goodwill in all material respects with all material suppliers, material customers, material licensors and governmental bodies (in the case of Fortive, solely with respect to the A&S Business) and (3) solely with respect to Fortive, it will cause Newco to not operate any business other than the A&S Business.

In addition, Fortive has agreed that, prior to the effective time of the Merger, except as contemplated or required by the Merger Agreement or the other Transaction Documents or applicable law, or as consented to by Altra (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Fortive will not (solely to the extent relating to the A&S Business and the A&S Companies), and will ensure that its subsidiaries conducting the A&S Business do not, take any of the following actions:

•	sell, issue, grant, redeem, authorize the sale, issuance, grant or redemption of, or publicly announce its intention to sell, issue, grant or redeem (1) any capital stock, membership interest or other securities, (2) any option, call, warrant or right to acquire any capital stock or other security or (3) any instrument convertible into or exchangeable for any capital stock or other security, except that Fortive may issue shares of Fortive common stock upon the exercise or vesting of Fortive equity awards outstanding as of the date of the Merger Agreement;

•	with respect to any Fortive equity awards, except as otherwise required by the terms of any Fortive benefit plan as in effect on the date of the Merger Agreement, (1) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Fortive equity plan, (2) amend any provision of any agreement evidencing any outstanding Fortive equity award or (3) otherwise modify any of the terms of any outstanding Fortive equity award, warrant or other security or any related contract;

•	amend or permit the adoption of any amendment to the organizational documents of any A&S Company;

•	with respect to the A&S Business, make or commit to make any capital expenditure outside the ordinary course of business, other than any capital expenditure that (1) is provided for in the applicable

A&S Company’s capital expense budget delivered to Altra prior to the date of the Merger Agreement or (2) when added to all other capital expenditures made on behalf of all of the A&S Companies since the date of the Merger Agreement but not provided for in the A&S Companies’ capital expense budgets delivered to Altra prior to the date of the Merger Agreement, does not exceed $1,000,000 in the aggregate per calendar quarter;

•	other than in the ordinary course of business (1) amend in any material respect (other than an extension), terminate or waive any material right or remedy under any material contract of the A&S Business, any contract with a material customer or supplier of the A&S Business or any other contract that is material to the A&S Companies, taken as a whole, other than termination thereof upon the expiration of any such contract in accordance with its terms or upon a material breach thereof by the counterparty thereto or (2) enter into certain specified contracts that would constitute a material contract under the Merger Agreement;

•	other than to the extent either contemplated by the Employee Matters Agreement or as required by applicable law or the terms of any Fortive benefit plan, Fortive governmental or statutory plan or collective bargaining agreement, in each case as in effect as of the date of the Merger Agreement, (1) establish, adopt, enter into or amend any Fortive benefit plan or collective bargaining agreement, in each case of which any Newco Employee is a beneficiary or a party, (2) pay any bonus or make any profit-sharing or similar payment to, pay any severance, retention or change-of-control or similar benefits, or increase the compensation or benefits of any Newco Employees, except that Fortive may (a) increase the compensation or benefits of any Newco Employees in the ordinary course of business consistent with past practice so long as the aggregate value of such increases does not exceed 10% of the aggregate value of such compensation or benefits as of the date of the Merger Agreement, (b) amend applicable Fortive benefit plans in a manner that either applies to all employees of Fortive in the applicable jurisdiction generally or would not reasonably be expected to result in material liability or material cost to Altra, (c) make bonus payments and profit sharing payments to Newco Employees in the ordinary course of business consistent with past practice pursuant to any Fortive benefit plan existing as of the date of the Merger Agreement, (d) enter into compensation arrangements with any prospective Newco Employee in the ordinary course of business consistent with past practice or (e) increase the amount of compensation payable in connection with the promotion of any Newco Employee in the ordinary course of business consistent with past practice, (3) plan, announce, implement or effect any reduction in force or layoff with respect to 10% or more of the Newco Employees, (4) transfer or relocate any Newco Employee, other than to fill an open position within the A&S Business or in accordance with the Employee Matters Agreement, (5) transfer the employment or services of any employee or other service provider of Fortive to the A&S Companies, other than to fill an open position within the A&S Business or in accordance with the Employee Matters Agreement or (6) hire more than 40 individuals who would be Newco Employees if employed on the date of the Merger Agreement, except that Fortive may (a) hire additional individuals in the ordinary course of business consistent with past practice to replace departing employees so long as the compensation and benefits from any such new hire are substantially similar to those provided to the departing employee and the base salary of such new hire does not exceed $200,000 per annum; or (b) transfer the employment of non-Newco employees from Newco to Fortive and Newco Employees from Fortive to Newco in accordance with the Employee Matters Agreement.

•	with respect to the A&S Business, acquire any equity interest or other interest in any other entity or acquire, lease or license any right or other asset or property from any other person or sell or otherwise dispose of, or lease or license, any right or other asset or property to any other person, except in each case for (1) assets or properties acquired, leased, licensed or disposed of by the A&S Companies in the ordinary course of business, (2) assets or properties that are immaterial to the business of the A&S Companies, (3) sales of inventory or other assets or properties in the ordinary course of business or (4) acquisitions for cash consideration not exceeding $10,000,000 in the aggregate;

•	except in connection with the financing described under “—Debt Financing,” make any pledge of any of the Newco Assets or Direct Sales Assets or any assets of any Direct Sales Entities or permit any of the Newco Assets or any Direct Sales Assets to become subject to any encumbrances (other than certain permitted encumbrances);

•	with respect to the A&S Companies, (1) make or forgive any loans, advances or capital contributions to any person (other than (x) routine travel and business expense advances made to directors or employees in the ordinary course of business or (y) loans to Fortive or any of its subsidiaries) or (2) subject to the terms of the Separation Agreement and except in connection with the financing described under “—Debt Financing,” incur or guarantee any indebtedness in excess of $2,500,000 in the aggregate;

•	with respect to the A&S Companies or the A&S Business, other than (1) in the ordinary course of business and consistent with past practices or (2) as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

•	with respect to the A&S Companies or the A&S Business, except as expressly permitted pursuant to the Merger Agreement or as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the A&S Business, settle, pay, discharge or satisfy any legal proceeding or other material claim;

•	with respect to the A&S Business, enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

•	permit to expire or fail to timely renew any material governmental authorization;

•	with respect to the A&S Companies or the A&S Business, change in any material respect its cash management practices, policies or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, from such practices, policies or procedures with respect thereto used by the A&S Business in the ordinary course of business consistent with past practice, including (1) taking (or omitting to take) any action that would have the effect of materially accelerating revenues, cash receipts or the collection of accounts receivable to pre-closing periods that would otherwise be expected to take the place or be incurred in post-closing periods or (2) taking (or omitting to take) any action that would have the effect of materially delaying or postponing the payment of any accounts payable to post-closing periods that would otherwise be expected to be paid in pre-closing periods;

•	take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by other covenants described in this paragraph);

•	other than in the ordinary course of business and consistent with past practice, abandon, disclaim, sell, assign or grant any security interest in, to or under any material Newco IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in any material Newco IP;

•	other than in the ordinary course of business and consistent with past practice, (1) make any change (or file any such change) in any method of tax accounting, (2) make, change or rescind any tax election, (3) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (4) file any amended income or other material tax return or claim for refund, (5) enter into any closing agreement relating to taxes or (6) waive or extend the statute of limitations in respect of taxes, in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the A&S Companies; or

•	agree or commit to take any of the foregoing actions.

Furthermore, Altra has agreed that, prior to the effective time of the Merger, except as contemplated or required by the Merger Agreement or the other Transaction Documents or applicable law, or as consented to by Fortive (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Altra will not, and will ensure that its subsidiaries do not, take any of the following actions:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than (1) dividends or distributions between or among any of the Altra Companies, (2) in connection with the withholding of taxes in connection with the vesting of Altra equity awards (to the extent required by their terms as of the date of the Merger Agreement or in the ordinary course consistent with past practice) or forfeitures of Altra equity awards and (3) regular quarterly dividends of not more than $0.17 per share payable in accordance with past practice (including with respect to the timing of declaration and payment);

•	sell, issue, grant, redeem, authorize the sale, issuance, grant or redemption of, or publicly announce its intention to sell, issue, grant or redeem (1) any capital stock, membership interest or other securities, (2) any option, call, warrant or right to acquire any capital stock or other security or (3) any instrument convertible into or exchangeable for any capital stock or other security, except that (a) Altra may issue shares of Altra common stock upon the vesting of any Altra equity awards outstanding as of the date of the Merger Agreement or granted in accordance with clause (b) and (b) Altra may make grants of equity awards relating to shares of Altra common stock under the Altra equity plans in the ordinary course of business consistent with past practice, so long as no such grant (x) exceeds 50,000 shares of Altra Common Stock in the aggregate or (y) is subject to vesting or payment as a result of the transactions contemplated by the Merger Agreement;

•	with respect to any Altra equity awards, except as otherwise required by the terms of any Altra benefit plan as in effect on the date of the Merger Agreement, (1) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Altra equity plans, (2) amend any provision of any agreement evidencing any outstanding Altra equity award or (3) otherwise modify any of the terms of any outstanding Altra equity award, warrant or other security or any related contract;

•	amend or permit the adoption of any amendment to its organizational documents in any event to the extent reasonably likely to adversely affect the Transactions;

•	make any capital expenditure outside the ordinary course of business, other than any capital expenditure that (1) is provided for in Altra’s capital expense budget delivered to Fortive prior to the date of the Merger Agreement; or (2) when added to all other capital expenditures made on behalf of all of the Altra Companies since the date of the Merger Agreement but not provided for in Altra’s capital expense budget delivered to Fortive prior to the date of the Merger Agreement, does not exceed $1,000,000 in the aggregate per calendar quarter;

•	acquire any equity interest or other interest in any other entity or acquire, lease or license any right or other asset or property from any other person or sell or otherwise dispose of, or lease or license, any right or other asset or property to any other person, except in each case for (1) assets or properties acquired, leased, licensed or disposed of by Altra in the ordinary course of business, (2) assets or properties that are immaterial to the business of the Altra Companies, (3) sales of inventory or other assets or properties in the ordinary course of business or (4) acquisitions for cash consideration that does not exceed $25,000,000 in the aggregate;

•

other than to the extent required by applicable law or the terms of any Altra benefit plan, Altra governmental or statutory plan or collective bargaining agreement, in each case as in effect as of the date of the Merger Agreement, (1) establish, adopt, enter into or amend any Altra benefit plan or collective bargaining agreement or (2) pay any bonus or make any profit-sharing or similar payment to, pay any severance, retention or change-of-control or similar benefits, or increase the compensation or benefits of any Altra employees, except that Altra may (a) make grants of Altra equity awards to the extent permitted by the Merger Agreement, (b) increase the compensation or benefits of any Altra employees in the ordinary course of business consistent with past practice so long as the aggregate value of such increases does not exceed 10% of the aggregate value of such compensation or benefits as of the date of the Merger Agreement, (c) amend applicable Altra benefit plans in a manner that either applies to all employees of Altra in the applicable jurisdiction generally or would not reasonably be expected to result in material liability or material cost to Altra, (d) make bonus payments and profit sharing payments to Altra employees in the ordinary course of business consistent with past practice pursuant to any Altra benefit plan existing as of the date of the Merger Agreement, (e) enter into compensation arrangements with any prospective Altra employee in the ordinary course of business consistent with past practice or (f) increase the amount of compensation payable in connection with the promotion of any Altra employee in the ordinary course of business consistent with past practice;

•	(1) make or forgive any loans, advances or capital contributions to any person (other than (x) routine travel and business expense advances made to directors or employees in the ordinary course of business or (y) loans to any other Altra Company), or (2) (a) incur or guarantee any indebtedness in excess of $25,000,000 in the aggregate or (b) except in connection with the financing described under “—Debt Financing,” incur or guarantee any indebtedness in the five business days prior to the anticipated closing date, except that the Altra Companies will be permitted to enter into interest rate and currency hedging transactions;

•	other than (1) in the ordinary course of business and consistent with past practices or (2) as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

•	except as expressly permitted pursuant to the Merger Agreement or as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Altra, settle, pay, discharge or satisfy any legal proceeding or other material claim;

•	enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

•	permit to expire or fail to timely renew any material governmental authorization;

•	take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by covenant described in this paragraph);

•	other than in the ordinary course of business, abandon, disclaim, sell, assign or grant any security interest in, to or under any material intellectual property of Altra, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in any material intellectual property of Altra;

•	other than in the ordinary course of business and consistent with past practice, (1) make any change (or file any such change) in any method of tax accounting, (2) make, change or rescind any tax election, (3) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (4) file any amended income or other material tax return or claim for refund, (5) enter into any closing agreement relating to taxes or (6) waive or extend the statute of limitations in respect of taxes, in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the Altra Companies; or

•	agree or commit to take any of the foregoing actions.

Tax Matters

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the tax-free status of: (1) the Separation and the Distribution and (2) the Merger. Additional

representations, warranties and covenants relating to the tax-free status of the Transactions are contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Other Agreements—Tax Matters Agreement.”

SEC Filings

Fortive, Newco, Altra and Merger Sub have agreed to prepare and file with the SEC appropriate documents, including (1) a proxy statement of Altra on Schedule 14A, (2) a registration statement on Form S-4 to register under the Securities Act the shares of Altra common stock to be issued by Altra to stockholders of Newco in connection with the Merger and (3) a registration statement on Form S-1/Form S-4 to register under the Securities Act the shares of Newco common stock to be distributed in the Distribution, and each of Fortive, Newco, Altra and Merger Sub have agreed to have the registration statements described above declared effective under the Securities Act as promptly as practicable after such filings.

Altra is required under the Merger Agreement to mail its proxy statement to its stockholders as promptly as practicable after the SEC clears that proxy statement.

If Fortive elects to complete the Distribution by way of an exchange offer, Fortive is required under the Merger Agreement to prepare and file with the SEC a Schedule TO and any other filings under the Exchange Act, when and as required.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use its reasonable best efforts to:

•	as promptly as practicable, prepare and file all filings and give all notices required to be made and given by such party in connection with the Merger and other Transactions;

•	obtain each consent required to be obtained by such party in connection with the Merger or any of the other Transactions; and

•	lift any restraint, injunction or other legal bar to the Merger.

Each party to the Merger Agreement has also agreed to promptly make its filings and notifications under the HSR Act and under any other antitrust, competition or trade regulation laws with respect to the Transactions and to supply to the appropriate governmental authorities any additional information that may be requested pursuant to the HSR Act or such other laws. Altra is required to pay all filing or notice fees in connection with the filings and notifications described in this paragraph.

In addition, each of Altra, Merger Sub, Fortive and Newco has agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy the conditions to consummating the Merger described under “—Conditions to the Merger,” consummate the Merger and make effective the other Transactions as promptly as practicable, and in any event prior to the End Date (as defined below under “—Termination”).

Despite the foregoing, none of Altra, Merger Sub, Fortive or Newco will have any obligation to divest or agree to divest any of its material businesses, material product lines or material assets, or to take or agree to take any other material action or agree to any material limitation or material restriction on any of its material businesses, material product lines or material assets, except, solely with respect to the HSR Act and any other applicable antitrust, competition or trade regulation laws, as would not or as would not reasonably be expected to have an adverse impact that is material to the A&S Business, taken as a whole, or the Altra Companies, taken as a whole, as applicable (a “Burdensome Condition”).

Each party to the Merger Agreement has agreed that it will not acquire or agree to acquire any business or entity, or otherwise acquire or agree to acquire any assets, if doing so could reasonably be expected to delay or prevent consummation of the Transactions, the Debt Exchange or the financing, increase the risk of not obtaining any consents of any governmental body necessary to consummate the Transactions or give rise to a requirement to obtain any additional governmental authorizations not required as of the date of the Merger Agreement to consummate the Transactions.

Furthermore, under the Merger Agreement Fortive and Newco have agreed (1) not to, without Altra’s prior written consent, (a) sell, divest or dispose of any Newco Assets or any businesses or product lines of the A&S Business, (b) license any Newco IP or (c) take any other action or commit to take any action that would limit Altra’s, Newco’s or their respective subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or intellectual property rights, and (2) subject to the limitation described in the second preceding paragraph, agree to take any action described in clause (1) if requested by Altra so long as the effectiveness of such action is conditioned on the consummation of the closing.

No Solicitation

The Merger Agreement contains detailed provisions restricting Altra’s ability to seek certain alternative transactions and restricting Fortive’s ability to seek alternative transactions with respect to the A&S Business. Under these provisions, Fortive has agreed that it will not, directly or indirectly, and it will cause its subsidiaries and use reasonable best efforts to cause their respective directors, officers, other employees, agents, advisors and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any offer or proposal contemplating or relating to any Acquisition Transaction (which is described below) (an “Acquisition Proposal”), or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal (an “Acquisition Inquiry”), in each case with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company;

•	furnish any information regarding the A&S Business, any of the Newco Assets, any of the Direct Sales Assets or any of the A&S Companies to any person in connection with or in response to any Acquisition Proposal or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company;

•	engage in discussions or negotiations with any person relating to any Acquisition Proposal or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company;

•	approve, endorse or recommend any Acquisition Proposal or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company.

Despite the foregoing, Fortive may consider, engage in discussions or negotiations regarding, or furnish to any person any information in connection with or in furtherance of, or enter into any agreement providing for or in connection with, any Acquisition Proposal with respect to Fortive, its subsidiaries, assets or businesses (not primarily targeted at the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company), so long as such agreement (1) provides for the acquisition by a third party, directly or indirectly, of outstanding shares of Fortive common stock or assets of one or more other businesses of Fortive (other than the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company), (2) does not contemplate the termination of the Merger Agreement and (3) would not reasonably be expected to prevent or impair Fortive from complying with its obligations under the Merger Agreement or consummating the Transactions.

Furthermore, Altra has agreed that it will not, directly or indirectly, and it will cause its subsidiaries and use reasonable best efforts to cause their respective directors, officers, other employees, agents, advisors and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Altra;

•	furnish any information regarding any of the Altra Companies to any person in connection with or in response to any Acquisition Proposal or any Acquisition Inquiry with respect to Altra;

•	engage in discussions or negotiations with any person relating to any Acquisition Proposal or any Acquisition Inquiry with respect to Altra;

•	approve, endorse or recommend any Acquisition Proposal or any Acquisition Inquiry with respect to Altra; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction or any Acquisition Inquiry with respect to Altra.

Notwithstanding the foregoing, prior to the approval by the Altra stockholders of the Share Issuance, Altra may furnish information regarding the Altra Companies to, or enter into discussions and negotiations with, any person in response to a bona fide Acquisition Proposal made after the date of the Merger Agreement that is submitted to Altra by such person (and not withdrawn) which after consultation with Altra’s financial advisor and outside legal counsel, the Altra board of directors determines in good faith is, or could reasonably be expected to result in, an Altra Superior Offer if:

•	such Acquisition Proposal did not result from any material breach of the covenant described in the immediately preceding paragraph;

•	prior to furnishing any such information to such person, Altra receives from such person an executed confidentiality agreement that contains customary provisions at least as favorable in the aggregate to Altra as the provisions of the confidentiality agreement between Altra and Fortive as in effect immediately prior to the execution of the Merger Agreement and allows for Altra to comply with its obligations in the Merger Agreement;

•	Altra gives Fortive written notice of the identity of such person; and

•	Altra furnishes or makes available any non-public information furnished or made available to such person to Fortive prior to or substantially concurrent with the time it is provided or made available to such person.

The Merger Agreement provides that the term “Acquisition Transaction” with respect to any entity means any transaction or series of related transactions (other than the Transactions) involving, directly or indirectly:

•	any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction (1) in which such entity is a constituent corporation and which would result in a third party, or the stockholders of that third party, beneficially owning 20% or more of any class of equity or voting securities of such entity or the entity resulting from such transaction or the parent of such entity, (2) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such entity or (3) in which such entity issues securities representing more than 20% of the outstanding securities of any class of voting securities of such entity;

•

any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of such entity or its subsidiaries that constitute or account for 20% or more of the consolidated net revenues, or consolidated net income for the 12 full months immediately prior to the receipt of the related Acquisition Proposal or 20% or more of the fair market value of the consolidated assets of such entity and its subsidiaries, taken as a whole; or

•	any liquidation or dissolution of such entity.

Each of Altra and Fortive has also agreed to cease all existing discussions or negotiations with any person (other than the other party and its affiliates) conducted prior to the execution of the Merger Agreement by such party or any of its representatives with respect to an Acquisition Proposal or an Acquisition Inquiry. Altra and Fortive have each agreed not to release any third party from, or waive any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which it or any of its subsidiaries is a party or under which any such party or any of its subsidiaries has any rights, and will use its reasonable best efforts to cause each such agreement to be enforced at the request of the other party to the Merger Agreement, except in the case of Altra to the extent the Altra board of directors determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Altra board of directors to the Altra stockholders under applicable law.

Under the Merger Agreement, each of Altra and Fortive have agreed to promptly (and in no event later than 24 hours) after receipt of any Acquisition Proposal or Acquisition Inquiry with respect to either (x) the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or (y) Altra, as the case may be, advise the other party of any such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making such Acquisition Proposal or Acquisition Inquiry and the terms thereof, including a copy of any written Acquisition Proposal or Acquisition Inquiry and any other documentation in respect of such Acquisition Proposal or Acquisition Inquiry received from the proponent thereof or its representative) that is made or submitted by any person prior to the closing of the Merger. Furthermore, each of Altra and Fortive have agreed under the Merger Agreement that any party receiving an Acquisition Proposal or Acquisition Inquiry will keep the other party reasonably informed on a reasonably prompt basis with respect to (1) the status of any such Acquisition Proposal or Acquisition Inquiry, including, in the case of Altra, any negotiations with respect thereto and (2) the status and terms of any material modification or proposed material modification thereto, including copies of any written materials received from the proponent thereof or its representative in connection with any such Acquisition Proposal or Acquisition Inquiry.

Board Recommendation

Altra has agreed in the Merger Agreement that:

•	the Altra board of directors will recommend that Altra’s stockholders vote in favor of the Share Issuance at the Altra stockholders meeting (the “Altra Recommendation”); and

•	neither the Altra board of directors nor any committee thereof will directly or indirectly withdraw or modify (or propose to withdraw or modify) the Altra Recommendation in any manner adverse to Fortive (a “Change in Recommendation”).

Any “stop, look and listen” or similar communication contemplated by Rule 14d-9(f) promulgated under the Exchange Act will not be deemed a Change in Recommendation under the Merger Agreement so long as the Altra board of directors expressly reaffirms the Altra Recommendation within ten business days of the public announcement of any applicable Acquisition Proposal.

Despite the foregoing, if at any time prior to obtaining stockholder approval of the Share Issuance, Altra receives an unsolicited, bona fide Acquisition Proposal that did not result from a breach of the Merger Agreement and the Altra board of directors determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that (1) the Acquisition Proposal is an Altra Superior Offer and (2) failing to make a Change in Recommendation could reasonably be expected to be inconsistent with its fiduciary duties to the Altra stockholders under applicable law, in each case taking into account any changes to the terms of the Merger Agreement proposed by Fortive as a result of the negotiations described in the third bullet below, then the Altra board of directors may, with respect to the Altra Superior Offer, make a Change in Recommendation or terminate the Merger Agreement and pay a termination fee, as described under “—Termination Fees and Expenses Payable in Certain Circumstances,” but only if:

•	Altra provides written notice to Fortive advising Fortive that the Altra board of directors has received an Acquisition Proposal that the Altra board of directors determines is an Altra Superior Offer and provides a summary of the material terms and conditions of the Acquisition Proposal;

•	if there is any material modification to the competing Altra Superior Offer, Altra provides to Fortive written notice and a summary of each such modification; and

•	during the four business day period following delivery of the initial notice described in the first bullet above and during the two business day period following delivery of any notice described in the second bullet above, if requested by Fortive, Altra negotiates in good faith with Fortive to amend the Merger Agreement in such a manner that the competing Acquisition Proposal does not constitute an Altra Superior Offer.

In addition, if at any time prior to obtaining stockholder approval of the Share Issuance, other than in connection with or as a result of the making of an Acquisition Proposal or Acquisition Inquiry with respect to Altra, the Altra board of directors determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that (1) a material development, event, effect, state of facts or change in circumstances that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) (an “Intervening Event”) has occurred or arisen and (2) failing to make a Change in Recommendation could reasonably be expected to be inconsistent with its fiduciary duties to the Altra stockholders under applicable law, then the Altra board of directors may make a Change in Recommendation, but only if:

•	Altra provides written notice to Fortive advising Fortive that the Altra board of directors has determined that an Intervening Event requires the Altra board of directors to effect a Change in Recommendation;

•	if there is any change in circumstances, Altra provides to Fortive written notice of each such change; and

•	during the four business day period following delivery of the initial notice described in the first bullet above and during the two business day period following delivery of any notice described in the second bullet above, if requested by Fortive, Altra negotiates in good faith with Fortive to amend the Merger Agreement in such a manner that obviates the need for the Altra board of directors to effect a Change in Recommendation as a result of such Intervening Event.

The Merger Agreement provides that Altra is not prohibited from taking and disclosing to the Altra stockholders a position in respect of an Acquisition Inquiry or Acquisition Proposal required under applicable law or Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, so long as the Altra board of directors does not make a Change in Recommendation except as described in the immediately preceding two paragraphs.

Financing

Contemporaneously with the execution of the Merger Agreement, Altra and Newco entered into the Commitment Letters, under which the Commitment Parties committed to provide (1) to Altra up to $1,340 million in aggregate principal amount of senior secured term loans and a $300 million senior secured revolving credit facility and (2) to Newco up to $400 million in senior unsecured bridge loans, in each case subject to the terms and conditions of the Commitment Letters. See “Debt Financing.”

The Merger Agreement provides that Fortive, Newco and Altra will use reasonable best efforts to take all actions necessary to consummate the debt financing contemplated by the applicable Commitment Letter as promptly as reasonably practicable after the date of the Merger Agreement on the terms and conditions which are within its control in the applicable Commitment Letter. Furthermore, Fortive, Newco and Altra are required to, and to cause their respective affiliates to:

•	use reasonable best efforts to comply with and maintain in effect the applicable Commitment Letter;

•	negotiate and execute definitive agreements on the terms and conditions contained in the applicable Commitment Letter, which will not expand upon the conditions to closing or other contingencies to the funding set forth in the applicable Commitment Letter or reduce the committed amount;

•	satisfy on a timely basis all conditions in the applicable Commitment Letter and definitive agreements that are within its control;

•	in the event of a breach by the applicable lenders, fully enforce its rights to funding under the applicable Commitment Letter and definitive agreements; and

•	use reasonable best efforts to draw upon and consummate the applicable financings prior to or substantially contemporaneously with the Merger.

The Merger Agreement provides that if any portion of the financing contemplated by the Commitment Letters or the related definitive agreements becomes unavailable (or it becomes reasonably likely that such funds may become unavailable) on the terms and conditions contemplated in the Commitment Letters or such definitive agreements, Fortive and Newco or Altra, as applicable, will use reasonable best efforts to arrange to obtain as promptly as reasonably practicable any such portion from alternative sources on terms that do not expand the conditions or other contingencies to funding from those in the Commitment Letters or reduce the committed amount. Fortive, Newco and Altra will be subject to the same obligations described in the preceding paragraph with respect to any such alternative financing arrangements.

Fortive and Newco, on the one hand, and Altra, on the other, have agreed to keep the other party reasonably informed with respect to all material activity concerning the applicable financing and to provide prompt written notice to the other of certain events, including, any material breach or default by any party to the Commitment Letters or the related definitive agreements or if it believes for any reason in good faith that it will not be able to timely obtain all or a portion of the applicable financing on the terms contemplated by the applicable Commitment Letter. Except in limited circumstances, Fortive and Newco, on the one hand, and Altra, on the other, may not, without the other party’s consent, amend, modify, supplement, restate, substitute, replace, terminate, assign or agree to any waiver under the applicable Commitment Letters or any definitive agreement relating to the applicable financing in a manner that expands on the conditions precedent or contingencies to the funding on the closing date of the financing or that could otherwise prevent, impair or materially delay the consummation of the Transactions. Fortive and Newco, on the one hand, and Altra, on the other, have agreed to (and to cause their respective subsidiaries and representatives to) use reasonable best efforts to cooperate with each other for the arrangement of the applicable financing.

Debt Exchange

The Merger Agreement provides that Fortive will use its reasonable best efforts to cause the Debt Exchange to be consummated prior to the Distribution. Fortive has the right to manage, in consultation with Altra, the negotiations in connection with the issuance of the Newco Securities (and will keep Altra informed of all developments with respect thereto) and the advisors for Fortive, Altra and Newco are required to take all actions reasonably necessary to facilitate the Debt Exchange as reasonably directed by Fortive in good faith. The Merger Agreement contains covenants requiring Fortive and Altra to cooperate in the preparation of documents and the making of filings required in connection with the issuance of the Newco Securities and the consummation of the Debt Exchange and to coordinate their activities with respect to the Debt Exchange, the issuance of the Newco Securities and the other components of the financing.

Under the Merger Agreement, subject to Fortive’s compliance with its covenants described in the preceding paragraph, if Fortive determines that the Debt Exchange is not reasonably likely to be consummated at or prior to the End Date in an amount equal to the Above-Basis Amount at the time of the Distribution, then Fortive may elect to (1) require Newco to issue to Fortive the Newco Securities even though the Debt Exchange will not occur at the time of the Distribution, (2) require Newco to borrow an amount up to the Above-Basis Amount pursuant to and on the terms and conditions set forth in the Newco Commitment Letter, and distribute to Fortive an amount in cash equal to the net proceeds thereof, or (3) terminate the Merger Agreement as described under “—Termination” and pay the termination fee as described under “—Termination Fees and Expenses Payable in Certain Circumstances.”

If Fortive elects to require Newco to issue the Newco Securities, and Fortive determines to consummate the Debt Exchange or other sale or exchange of the Newco Securities after the closing of the Merger, the Merger Agreement requires Altra and Newco to reasonably cooperate with Fortive in connection with the preparation of all documents and the making of all filings required in connection with the Debt Exchange or other sale or exchange of the Newco Securities.

Non-Solicitation of Employees

Under the Merger Agreement, for a period of two years after the closing date of the Merger, each of Fortive and Altra has agreed that, without the other party’s consent, it will not, directly or indirectly solicit for employment, or hire (or cause or seek to cause to leave the employ of the other party), or seek to enter, or actually enter, into a consulting agreement with, any person who is now employed by the other party or its affiliates and (1) has a title of director, vice president or higher and with whom such party or its representatives first had substantive contact during the evaluation of the Transactions or (2) is an executive, technical, sales or marketing position.

The restrictions in the immediately preceding paragraph do not apply to general solicitations or advertisements that are not targeted at the employees of the other party. In addition, neither Fortive nor Altra is restricted from hiring or entering into a consulting agreement with any person whose employment with the other party was terminated by the other party at least six months prior to commencement of employment discussions between the other party and such person.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	reasonable access to each of the A&S Business’s and Altra’s existing books, records, work papers and other documents and information reasonably requested by the other party;

•	preservation of the indemnification provisions in the bylaws of Newco with respect to directors, officers, employees, fiduciaries or agents of Newco;

•	the listing of the shares of Altra common stock issued in the Merger on Nasdaq;

•	steps required to approve in advance in accordance with the procedures set forth in Section 16b-3 under the Exchange Act any disposition of Newco common stock or acquisitions of Altra common stock resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Altra or Newco;

•	confidentiality obligations of Fortive and Altra; and

•	the parties’ obligation to take appropriate actions, and to assist and cooperate with the other parties, to do all things necessary proper or advisable under applicable law to execute and deliver the Transaction Documents and any other documents as may be required to carry out the provisions of the Merger Agreement and to consummate the Transactions, as well as Fortive’s obligations to keep Altra informed as to the status of the Separation.

Conditions to the Merger

Altra’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the accuracy in all material respects of Fortive’s and Newco’s representations and warranties with respect to organization, capitalization, corporate authority with respect to the Transactions, enforceability of the Merger Agreement, the required stockholder vote of Altra and broker fees as of the closing date of the Merger;

•	the accuracy of Fortive’s and Newco’s other representations and warranties (other than the representation and warranty with respect to the absence of a material adverse effect on the A&S Business) as of the closing date of the Merger (except, in each case, for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except to the extent a failure to be accurate would not have (without giving effect to any materiality or material adverse effect qualifications therein), individually or in the aggregate, a material adverse effect on the A&S Business;

•	the accuracy of Fortive’s and Newco’s representation and warranty with respect to the absence of a material adverse effect on the A&S Business since December 31, 2017 through the date of the Merger Agreement;

•	the compliance and performance in all material respects by Fortive and Newco of all covenants and obligations required to be complied with or performed by them on or prior to the closing of the Merger under the Merger Agreement and the other Transaction Documents;

•	the effectiveness of the registration statement of Altra and the registration statement of Newco and the absence of any stop order issued by the SEC or any threatened or pending proceeding before the SEC seeking a stop order with respect thereto;

•	(1) if the Distribution is effected in whole or in part as an exchange offer, the expiration of the applicable offer period and any extensions thereof in this Exchange Offer required by applicable securities laws and (2) if the Distribution is effected in whole or in part as a spin-off, the expiration of the applicable notice periods required by applicable stock exchange rules or securities laws;

•	the approval by the Altra stockholders of the Share Issuance;

•	the consummation of the transactions contemplated by the Separation Agreement in accordance with and subject to the terms thereof, and the execution by Fortive and Newco of the Tax Matters Agreement, the Transition Services Agreement and the IP License Agreement;

•	since the date of the Merger Agreement, the absence of any event or circumstance that would reasonably be expected to have or result in a material adverse effect on Altra;

•	the receipt by Altra of a Merger Tax Opinion from Altra’s tax counsel;

•	the consummation of the Debt Exchange immediately before the Distribution, unless Fortive elects (1) to require Newco to issue to Fortive the Newco Securities or (2) to borrow an amount up to the Above-Basis Amount pursuant to the Bridge Facility and distribute the net proceeds thereof to Fortive, as described above under “—Debt Exchange”;

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of any governmental approvals required under the antitrust laws in certain other jurisdictions (which waiting period has expired and approvals have been received);

•	the approval for listing on Nasdaq of the shares of Altra common stock to be issued pursuant to the Merger;

•	the absence of any order issued by any court of competent jurisdiction or other governmental body preventing consummation of the Merger and of any legal requirement that makes consummation of the Merger illegal;

•	the absence of any pending legal proceeding in which a governmental body having jurisdiction over the parties to the Merger Agreement is a party (1) challenging or seeking to prohibit consummation of the Merger or any or the Transactions, (2) seeking to prohibit or limit in any material respect Altra’s ability to exercise ownership rights with respect to the capital stock of the surviving corporation, (3) that would reasonably be expected to result in a Burdensome Condition, (4) seeking to compel any of the A&S Companies, Altra or any subsidiary of Altra to dispose of or hold separate any material assets or material business as a result of the Merger or the other Transactions that would be a Burdensome Condition or (5) relating to the Merger or the other Transactions and seeking to impose any criminal sanctions or criminal liability on Altra, Fortive or any of the A&S Companies; and

•	delivery by Fortive to Altra of statements certifying as to certain tax matters.

Fortive’s and Newco’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy in all material respects of Altra’s and Merger Sub’s representations and warranties with respect to organization, capitalization, corporate authority with respect to the Transactions, enforceability of the Merger Agreement, the required stockholder vote of Newco and broker fees as of the closing date of the Merger;

•	the accuracy of Altra’s and Merger Sub’s other representations and warranties (other than the representation and warranty with respect to the absence of a material adverse effect on Altra) as of the closing date of the Merger (except, in each case, for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except to the extent a failure to be accurate would not have (without giving effect to any materiality or material adverse effect qualifications therein), individually or in the aggregate, a material adverse effect on Altra;

•	the accuracy of Altra’s and Merger Sub’s representation and warranty with respect to the absence of a material adverse effect on Altra since December 31, 2017 through the date of the Merger Agreement;

•	the compliance and performance in all material respects by Altra and Merger Sub of all covenants and obligations required to be complied with or performed by them on or prior to the closing of the Merger under the Merger Agreement and the other Transaction Documents;

•	the effectiveness of the registration statement of Altra and the registration statement of Newco and the absence of any stop order issued by the SEC or any threatened or pending proceeding before the SEC seeking a stop order with respect thereto;

•	(1) if the Distribution is effected in whole or in part as an exchange offer, the expiration of the applicable offer period and any extensions thereof in this Exchange Offer required by applicable securities laws and (2) if the Distribution is effected in whole or in part as a spin-off, the expiration of the applicable notice periods required by applicable stock exchange rules or securities laws;

•	the approval by the Altra stockholders of the Share Issuance;

•	the consummation of the transactions contemplated by the Separation Agreement in accordance with and subject to the terms thereof, and the execution by Altra of the Tax Matters Agreement, the Transition Services Agreement and the IP License Agreement;

•	the receipt by Fortive of an IRS ruling addressing the tax consequences of certain aspects of the Debt Exchange, which ruling continues to be in effect as of the closing date of the Merger, except that this condition will be deemed satisfied or waived (1) on December 31, 2018 or (2) if the Debt Exchange is not reasonably likely to be consummated at or prior to the End Date in an amount equal to the Above-Basis Amount at the time of the Distribution and Fortive elects to require Newco (a) to issue to Fortive the Newco Securities or (b) to borrow an amount up to the Above-Basis Amount pursuant to the Bridge Facility and distribute the net proceeds thereof to Fortive, as described above under “—Debt Exchange”;

•	since the date of the Merger Agreement, the absence of any event or circumstance that would reasonably be expected to have or result in a material adverse effect on Altra;

•	the receipt by Fortive of the Distribution Tax Opinion and a Merger Tax Opinion from Fortive’s tax counsel;

•	the consummation of the Debt Exchange immediately before the Distribution, unless Fortive elects (1) to require Newco to issue to Fortive the Newco Securities or (2) to borrow an amount up to the Above-Basis Amount pursuant to the Bridge Facility and distribute the net proceeds thereof to Fortive, as described above under “—Debt Exchange”;

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of any governmental approvals required under the antitrust laws in certain other jurisdictions (which waiting period has expired and approvals have been received);

•	the approval for listing on Nasdaq of the shares of Altra common stock to be issued pursuant to the Merger;

•	the absence of any order issued by any court of competent jurisdiction or other governmental body preventing consummation of the Merger and of any legal requirement that makes consummation of the Merger illegal;

•	the absence of any pending legal proceeding in which a governmental body having jurisdiction over the parties to the Merger Agreement is a party (1) challenging or seeking to prohibit consummation of the Merger or any or the Transactions or (2) relating to the Merger or the other Transactions and seeking to impose any criminal sanctions or criminal liability on Altra, Fortive or any of the A&S Companies; and

•	effective as of the consummation of the Merger, Fortive’s designated director is a director of Altra.

To the extent permitted by applicable law, Fortive and Newco, on the one hand, and Altra and Merger Sub, on the other hand, may waive the satisfaction of the conditions to their respective obligations to consummate the Transactions. If Altra waives the satisfaction of a material condition to the consummation of the Transactions, Altra will evaluate the appropriate facts and circumstances at that time and re-solicit stockholder approvals of the Share Issuance if required to do so by law or the rules of Nasdaq. If Altra waives a material condition to the consummation of the Transactions, Altra will notify stockholders of the waiver by issuing a press release or other public announcement a minimum of five business days prior to the special meeting of Altra stockholders. See “Risk Factors—Risks Related to the Transactions—Altra may waive one or more of the conditions to the consummation of the Transactions without re-soliciting stockholder approval.”

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Merger by the written consent of Altra and Fortive. Also, subject to specified qualifications and exceptions, either Fortive or Altra may terminate the Merger Agreement at any time prior to the consummation of the Merger:

•	if the Merger has not been consummated by December 7, 2018 (such date, as it may be extended as described below, the “End Date”), unless the only conditions to the consummation of the Merger that have not been satisfied or waived are the conditions relating to the governmental approvals required under the HSR Act and other antitrust laws, or the conditions relating to the consummation of the Debt Exchange, in which case either party may elect to extend the Termination Date from December 7, 2018 to February 12, 2019;

•	if any governmental authority has issued a final and non-appealable order or takes any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

•	if Altra’s stockholders fail to approve the Share Issuance at the meeting of Altra’s stockholders (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, Fortive may terminate the Merger Agreement if:

•	Altra has breached any covenant or agreement in the Merger Agreement that would, if occurring or continuing on the closing date of the Merger, cause the conditions to Fortive’s and Newco’s obligations to effect the Merger not to be satisfied, and the breach is not cured, or cannot be cured, within 30 days of receipt of written notice by Fortive to Altra of such breach;

•	at any time before the Altra Stockholder Approval if (1) Altra’s Board fails to recommend that Altra’s stockholders vote to approve the Share Issuance or directly or indirectly withdraw or modify in a manner adverse to Fortive the Altra Recommendation, (2) Altra fails to include the Altra Recommendation in the Altra proxy statement, (3) Altra fails to publicly recommend against any publicly announced Acquisition Proposal or Acquisition Inquiry with respect to Altra, and reaffirm the Altra Recommendation in connection therewith, within ten business days of Fortive’s request in writing, (4) Altra’s Board approves, endorses or recommends any Acquisition Proposal, or (5) Altra enters into any letter or intent or similar document or contract relating to any Acquisition Proposal (any of the foregoing, a “Triggering Event”), but only within the first 15 business days after Altra has confirmed in writing to Fortive that a Triggering Event has occurred;

•	(1) the marketing period specified in the Merger Agreement ends, (2) all conditions to Altra’s and Merger Sub’s obligations to effect the Merger have been satisfied, (3) the closing of the Merger is does not occur at the time specified in the Merger Agreement, (4) Fortive sends irrevocable written notice to Altra stating its intention to terminate the Merger Agreement and irrevocably confirming that Fortive stands ready, willing and able to consummate the closing of the Merger and (5) Altra fails to consummate the closing of the Merger within the earlier of (i) the End Date and (ii) three business days following Altra’s receipt of the foregoing notice (a “Financing Failure”); or

•	the Debt Exchange is not reasonably likely to be consummated at or prior to the End Date in an amount equal to the Above-Basis Amount at the time of the Distribution and Fortive elects terminate the Merger Agreement as described under “—Debt Exchange,” so long as Fortive complies with its obligations under the Merger Agreement to cooperate with Altra to consummate the financings and to use reasonable best efforts to consummate the Debt Exchange and concurrently pays to Altra the termination fee described under “—Termination Fees and Expenses Payable in Certain Circumstances.”

In addition, subject to specified qualifications and exceptions, Altra may terminate the Merger Agreement:

•	in order to enter into a definitive agreement to consummate an Altra Superior Offer, so long as Altra has complied in all material respects with its obligations under the covenants described under “—No Solicitation” and “—Stockholders Meeting” and has paid or concurrently pays to Fortive the termination fee described under “—Termination Fees and Expenses Payable in Certain Circumstances;”

•	Fortive or Newco has breached any covenant or agreement in the Merger Agreement that would, if occurring or continuing on the closing date of the Merger, cause the conditions to Altra’s and Merger Sub’s obligations to effect the Merger not to be satisfied, and the breach is not cured, or cannot be cured, within 30 days of receipt of written notice by Altra of such breach; or

•	if the Adjustment Amount is greater than $150 million, Fortive delivers to Altra a written notice giving Altra the right to terminate the Merger Agreement and Altra elects to terminate the Merger Agreement within five business days of receiving such notice.

If the Merger Agreement is terminated, the Merger Agreement will terminate without any liability on the part of any party except as described below in the section of this document entitled “—Termination Fees and Expenses Payable in Certain Circumstances.”

Termination Fees and Expenses Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, a termination fee of $40 million may be payable by Altra to Fortive. The circumstances under which this termination fee may be payable include:

•	if Fortive terminates the Merger Agreement due to the occurrence of a Triggering Event (other than as a result of Altra’s breach of the covenant described under “—No Solicitation”);

•	if Fortive terminates the Merger Agreement due to the occurrence of a Financing Failure;

•	if Altra terminates the Merger Agreement in order to enter into a definitive agreement to consummate an Altra Superior Offer;

•	if Fortive or Altra terminates the Merger Agreement because the Merger has not been consummated by the End Date, at the time of termination all the conditions to closing the Merger are satisfied, other than consummation of the Separation, the Distribution and the Debt Exchange, and the marketing period specified in the Merger Agreement has not ended solely because Altra has failed to deliver to the sources of the financing the required financial information of Altra specified in the Merger Agreement; or

•	if (1) Altra or Fortive terminates the Merger Agreement because the Merger has not been consummated by the End Date or because Altra’s stockholders fail to approve the Share Issuance at the meeting of Altra’s stockholders, (2) prior to the termination of the Merger Agreement, an Acquisition Proposal is publicly announced or becomes publicly known by the stockholders of Altra generally, and (3) within 12 months after such termination, Altra reaches a definitive agreement to consummate, or consummates, such Acquisition Proposal (provided that for purposes of clause (3), all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%).

If the Merger Agreement is terminated because Altra’s stockholders fail to approve the Share Issuance at the meeting of Altra’s stockholders, Altra will be required to reimburse Fortive and Newco in cash for certain out-of-pocket fees and expenses incurred by Fortive and Newco in connection with the Transactions, up to a maximum of $5 million in the aggregate. If Altra becomes obligated to pay a termination fee to Fortive under the last bullet of the preceding paragraph, the amount of any expenses of Fortive and Newco previously reimbursed by Altra would be deducted from the amount of the termination fee payable. In lieu of accepting the termination fee payable by Altra in the circumstances described in the second and fourth bullets of the preceding paragraph, Fortive may elect by written notice to Altra within two business days of the termination of the Merger Agreement to pursue a claim against Altra for any breach by Altra of the Merger Agreement (other than a failure to consummate the Transactions in circumstances where Altra has complied with its obligations under “—Financing” and any portion of the debt financing is not available), in which the termination fee will not be payable by Altra.

The Merger Agreement also provides that, upon termination of the Merger Agreement in the circumstances described under the last bullet of the third paragraph under “—Termination,” a termination fee of $40 million is payable by Fortive to Altra.

The Merger Agreement provides that, except as described in this section, subject to certain exceptions, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement are to be paid by the party incurring the expenses, except that Fortive and Altra will each pay one half of all expenses relating to printing, filing and mailing the Altra and Newco Registration Statements and the Altra proxy statement and all SEC and other regulatory filing fees incurred in connection with the registration statements and the proxy statement.

If Altra or Fortive fails to pay the $40 million fee described above, or Altra fails to pay any of the expenses it is obligated to pay when due, the amount of these payments will be increased to include the costs of all expenses incurred by Fortive and Newco or by Altra and Merger Sub in connection with the collection under and enforcement of the terms of the Merger Agreement, together with interest on the unpaid payments. Payment of the fees and expenses described in this section will be the sole and exclusive remedies of the parties receiving such payment, including in the event of breach of the Merger Agreement.

Specific Performance

In the Merger Agreement, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of the Merger Agreement were not performed in accordance with their terms or otherwise breached. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled, each party is entitled to specific performance and injunctive relief or other equitable remedy to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Amendments

The Merger Agreement may not be amended or modified except by an instrument in writing signed by an authorized representative of each party to the Merger. For any amendments to the sections of the Merger Agreement relating to limitation on liability, amendments, third-party beneficiaries, governing law, waiver of jury trial and certain non-parties to the Merger Agreement that, in each case, materially and adversely affect any of Altra’s or Newco’s financing sources, the prior written consent of the financing sources will be required.

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is incorporated by reference in this document. Stockholders of Fortive and Altra are urged to read the Separation Agreement in its entirety. This summary of the Separation Agreement has been included to provide Fortive stockholders and Altra stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about Altra, Merger Sub, Fortive or Newco. Information about Altra, Merger Sub, Fortive and Newco can be found elsewhere in this document and in the documents incorporated by reference into this document. See also “Where You Can Find More Information; Incorporation by Reference.”

The Separation

Transfer of Assets

Subject to the terms and conditions of the Separation Agreement at or prior to the Separation Time, Fortive will assign, transfer, convey and deliver to Newco all of Fortive’s and its applicable subsidiaries’ respective right, title and interest in, to and under all assets of the A&S Business, which are referred to herein as the “A&S Assets,” other than any assets held by any Direct Sales Entity, which assets will be conveyed to the Direct Sales Purchasers pursuant to the Merger Agreement. The A&S Assets include, subject to certain exceptions:

•	owned real property and leases to certain premises and all rights and interests of Fortive or any subsidiary of Fortive under such owned real property or leases;

•	all issued and outstanding capital stock of, or other equity or ownership interests in, the subsidiaries of Fortive that will be owned (directly or indirectly) by Newco immediately prior to the Separation Time, which subsidiaries are referred to herein as the “Newco Subs;”

•	all office equipment (including personal computers and mobile devices), furnishings, fixtures and other tangible assets and all of the machinery, equipment, tools, wires and vehicles, in each case, as used, or held for use, primarily in the operation of the A&S Business;

•	to the extent transferable, all of the permits granted to Fortive or any of its subsidiaries that are used, or held for use, primarily in the A&S Business (including any pending applications for such permits);

•	all rights to causes of action, lawsuits, judgments, claims, counterclaims, demands or enforcement rights of any kind of Fortive, its affiliates, Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) against a Person to the extent such causes of action, lawsuits, judgments, claims, counterclaims, demands or enforcement rights relate to the A&S Business, an A&S Asset or an A&S Liability (as defined below) (provided that the party to which any such causes of action, lawsuits, judgments, claims, counterclaims, demands or enforcement rights primarily relate will control the applicable proceedings unless such party agrees in writing that the other party will control such proceedings);

•	inventories of materials, parts, raw materials, packaging materials, supplies, works-in-process, goods in transit, finished goods and products that are used, or held for use, primarily in the A&S Business;

•	all intellectual property rights owned by, licensed to or used by Fortive or its affiliates and primarily used in the A&S Business, including (y) the right to seek, recover and retain damages, costs, profits, injunctive relief and other remedies for any past or future infringement or misappropriation thereof and to register, prosecute, maintain or record any of such intellectual property rights and (z) all goodwill to the extent associated with the A&S Business in each case, in all countries in the world (collectively, the “Newco IP”);

•	all computer and other information technology systems, including hardware and documentation, reference and resource materials relating thereto, that are used, or held for use, primarily in the A&S Business (collectively, the “Newco IT Assets”);

•	all rights with respect to third-party warranties to the extent related to the A&S Assets;

•	rights, claims, benefits and interests under any contract that is primarily related to the A&S Business, including under any such contract that is primarily related to the A&S Business and that also relates to any other business or business function of Fortive or its subsidiaries;

•	all business records primarily related to the A&S Assets, the A&S Liabilities or the A&S Business, including with respect to employees who are to remain or become employees of Newco or the Newco Subs in connection with the Separation, as permitted by applicable law and solely to the extent determined to be necessary to comply in good faith with the terms of the Employee Matters Agreement, all books and records relating to the employment of such employees (including performance reviews, Forms I-9 and W-4, service credit records, vacation and other leave accrual/balance records, and all records relating to participation in any employee benefit election plans, including records in effect as of the closing of the Merger);

•	rights to enforce the confidentiality or assignment provisions of any confidentiality, non-disclosure or other similar contracts to the extent related to confidential information of the A&S Business;

•	all accounts receivable or unbilled receivables of the A&S Business, including all accounts receivable of Newco, the Newco Subs and the Direct Sales Entities (and the subsidiaries of the Direct Sales Entities);

•	all assets reflected as an “asset” on the unaudited and unadjusted balance sheet data of the A&S Business as of December 31, 2017 and any such assets acquired by or for Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) after the date of such balance sheet that would have been reflected on such balance sheet had such assets been acquired on or before the date of such balance sheet, other than goodwill and intangible assets;

•	benefits of all prepaid expenses, including prepaid leases and prepaid rentals, trade accounts and other accounts and notes receivable to the extent related to or held for use in the operation of the A&S Business;

•	all rights of Newco, any Newco Sub and any Direct Sales Entity (and any subsidiary of a Direct Sales Entity) under the Separation Agreement, the Merger Agreement or any Ancillary Agreement;

•	all cash and cash equivalents in bank or other deposit accounts of Newco, any Newco Sub and any Direct Sales Entity (or any subsidiary of a Direct Sales Entity);

•	all rights to insurance policies in the name of or otherwise held by Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity); and

•	any and all other assets owned or held immediately prior to the Separation Time by Fortive or any of its subsidiaries that are not described in the list above and that are primarily used or held for use in the A&S Business and are not intellectual property rights or Excluded Assets (as defined below).

The Separation Agreement also identifies assets that are not A&S Assets, referred to herein as the “Excluded Assets,” and therefore will not be transferred to Newco or any Newco Sub as part of the Separation. The Excluded Assets include, subject to certain exceptions:

•	all cash and cash equivalents, and bank or other deposit accounts, of Fortive and its affiliates other than Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity);

•	certain patents, trademarks, copyrights and other intellectual property rights owned by Fortive or any subsidiary of Fortive, other than the Newco IP;

•	certain technology assets owned by Fortive or any subsidiary of Fortive, other the Newco IT Assets;

•	employment and personnel records of (y) employees who do not become employees of Newco or the Newco Subs and (z) employees who become employees of Newco or the Newco Subs, but the transfer of which is prohibited by law or any body representing such employees;

•	all rights to insurance policies or practices of Fortive and its affiliates (other than Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity)), any refunds paid or payable in connection with the cancellation or discontinuance of any such polices or practices and any claims made under such policies;

•	all rights to causes of action, lawsuits, judgments, claims, counterclaims or demands against a party other than Altra or its affiliates that do not relate to the A&S Assets or A&S Business;

•	certain financial and tax records and working papers of Fortive’s auditors;

•	other than rights to enforce certain confidentiality provisions that relate to confidential information of the A&S Business, records relating to the negotiation and consummation of the potential separation of the A&S Business;

•	rights and interests under any contract that is related to, but not primarily related to, the A&S Business under any contract, including under any contract that is not primarily related to the A&S Business;

•	all permits of Fortive or its affiliates other than those permits used, or held for use, primarily in the A&S Business;

•	all the issued and outstanding capital stock of, or other equity interests in, the subsidiaries of Fortive (other than Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity));

•	any and all assets that are expressly contemplated by any Ancillary Agreement as assets to be retained by or conveyed to Fortive or any subsidiary of Fortive (other than Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity));

•	assets listed on certain schedules to the Separation Agreement, including rights to the Fortive Business System; and

•	other than any A&S Asset or any other asset specifically listed or described in Separation Agreement or the schedules to the Separation Agreement, any other asset used, held for use in, or related to, businesses of Fortive other than the A&S Business.

Assumption of Liabilities

At the same time as the transfer of the A&S Assets to Newco or one or more Newco Subs (with certain exceptions), Newco or one or more Newco Subs will assume, perform, satisfy, discharge and fulfill when due and, to the extent applicable, comply with on a timely basis certain liabilities of the A&S Business described below and certain other liabilities described in the schedules to the Separation Agreement, in each case in accordance with their respective terms. These A&S Business liabilities, which Newco will assume and are referred to herein as the “A&S Liabilities,” specifically exclude the Excluded Liabilities (as defined below), but include, with certain exceptions:

•	liabilities that are expressly contemplated by the Separation Agreement, the Merger Agreement or any Ancillary Agreement as liabilities to be retained, assumed or retired by Newco, any Newco Sub, any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) or any Direct Sales Purchaser, and all agreements, obligations and liabilities of any person at Newco, any Newco Sub, any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) or any Direct Sales Purchaser under the Separation Agreement, the Merger Agreement or any Ancillary Agreement;

•	liabilities that relate to (w) the conduct and operation of the A&S Business, (x) the conduct and operation of any other business conducted by Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) after the Separation Time, (y) the ownership, operation or use of any A&S Assets (other than those with respect to any business or entity owned or operated by the A&S Business, Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) that has been divested or discontinued prior to the Separation Time) and (z) any warranty, product liability obligation or claim or similar obligation of the A&S Business;

•	to the extent relating to the A&S Business and the A&S Assets, subject to certain exceptions, liabilities that relate to (w) the release of hazardous materials from any real property owned or leased by Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity), (x) any violation or alleged violation of environmental laws, (y) any loss of life or injury due to asbestos exposure and (z) the off-site disposal, storage, transport, discharge or release of hazardous materials;

•	liabilities to the extent arising under the Newco contracts and the allocated portion of any Newco shared contract or any other contract that is assigned to Newco, any Newco Sub, any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) or any Direct Sales Purchaser;

•	liabilities to the extent relating to leases for the A&S Assets;

•	customer deposits held by Fortive or any subsidiary of Fortive to the extent related to the provision of service by the A&S Business;

•	accounts payable to the extent relating to the construction or investment in the A&S Assets as of the effective time of the Merger;

•	tax liabilities that are allocated to Newco under the Tax Matters Agreement (see “Other Agreements—Tax Matters Agreement”);

•	liabilities for (x) indebtedness solely between or among Newco, the Newco Subs or the Direct Sales Entities (or any subsidiary of the Direct Sales Entities), (y) capital lease obligations of the A&S Business and (z) the debt to be incurred by Newco in connection with the Transactions; and

•	other than Excluded Liabilities, liabilities of Fortive or any subsidiary of Fortive to the extent relating to the ownership or use of the A&S Assets or the operation or the conduct of the A&S Business.

The Separation Agreement also identifies specific liabilities of Fortive or its subsidiaries that will not be assumed by Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) as part of the Separation, which liabilities are referred to herein as the “Excluded Liabilities,” including the following liabilities:

•	liabilities that relate to (w) the release of hazardous materials from any real property owned or leased by Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity), (x) any violation or alleged violation of environmental laws, (y) any loss of life or injury due to asbestos exposure and (z) the off-site disposal, storage, transport, discharge or release of hazardous materials, in each case to the extent relating to (A) the ownership, operation or use of the Excluded Assets, (B) any business, operations or activities of Fortive or any of its subsidiaries not related to the A&S Business or (C) any business or entity owned by Fortive, any of its subsidiaries, the A&S Business, Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) that has been divested or discontinued prior to the Separation;

•	liabilities for indebtedness of Fortive or its subsidiaries, other than (x) indebtedness solely between or among Newco, Newco Subs and/or the Direct Sales Entities (and the subsidiaries of the Direct Sales Entities), (y) capital lease obligations of the A&S Business and (z) the debt to be incurred by Newco in connection with the Transactions;

•	liabilities, costs or expenses incurred by or on behalf of Newco, any Newco Sub, Fortive, any subsidiary of Fortive or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) at or prior to the effective time of the Merger in connection with the transactions contemplated by the Separation Agreement, the Merger Agreement or any Ancillary Agreement;

•	tax liabilities that are allocated to Fortive under the Tax Matters Agreement (See “Other Agreements—Tax Matters Agreement”);

•	liabilities to the extent relating to (w) the conduct and operation of any business (other than the A&S Business) of Fortive or any of its subsidiaries, (x) the ownership, operation or use of any Excluded Asset, (y) the ownership or operation of any business or entity owned by Fortive, any of its subsidiaries, the A&S Business, Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) that has been divested or discontinued prior to the Separation and (z) any warranty, product liability obligation or claim or similar obligation entered into, created or incurred in the course of business of the Fortive or any of its subsidiaries with respect to Fortive products or services;

•	liabilities to the extent arising under the allocated portion of any contract shared with Newco, any Newco Sub, any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) or any Direct Sales Purchaser or any other contract that is assigned to Fortive or any of its subsidiaries;

•	liabilities that are expressly contemplated by the Separation Agreement or any Ancillary Agreement as liabilities to be retained, assumed or retired by Fortive or any subsidiary of Fortive, and all liabilities of Fortive or any subsidiary of Fortive under the Separation Agreement, the Merger Agreement or any Ancillary Agreement; and

•	liabilities to the extent arising under the ownership or use of the assets of Fortive or any of its subsidiaries (other than the A&S Assets) or the operation or conduct of the business of Fortive or any of its subsidiaries (other than the A&S Business).

Cash Reduction

Before the close of business on the day prior to the Distribution Date, Fortive may reduce the amount of cash exceeding certain agreed thresholds remaining in any accounts held by or in the name of Newco, any Newco Subs or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) as of the Separation Time.

Post-Closing Cash, Working Capital and Indebtedness Adjustments

The Separation Agreement provides for post-closing adjustments for each of the following, determined as of the close of business on the day prior to the Distribution Date:

•	the consolidated cash and cash equivalents of the A&S Business to the extent convertible by Newco or any of the Newco Subs or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) to cash within 10 business days;

•	the debt incurred or guaranteed by Newco, any Newco subsidiary or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity)(other than any debt incurred in connection with the Transactions); and

•	the net working capital, as defined in the schedules to the Separation Agreement, of the A&S Business.

If the sum of (x) such cash and cash equivalents, less the amount of such debt, plus (y) the amount by which net working capital exceeds $110,000,000 is positive, then Newco will pay to Fortive an amount in cash equal to such sum. If the sum of (i) such cash and cash equivalents, less the amount of such debt, plus (ii) the amount by which net working capital is less than $95,000,000 is negative, then Fortive will pay to Newco an amount in cash equal to such sum.

Third Party Consents

As promptly as practicable after the signing of the Separation Agreement and for a period of 18 months following the closing of the Merger, the parties to the Separation Agreement will cooperate with each other and use their respective reasonable best efforts to obtain (x) the transfer, assignment or reissuance to Newco or a Newco Sub of, to the extent transferable, all of the permits granted to Fortive or any of its subsidiaries that are used, or held for use, primarily in the A&S Business, (y) the issuance to Newco or a Newco Sub of any other permits of Fortive or its affiliates that are necessary for the ownership or operation of the A&S Business or the A&S Assets and (z) all consents and governmental approvals to the extent necessary to consummate the transfer the A&S Business or the sale of the Direct Sales Entities. No party is required to make any payments, incur any liability or offer or grant any accommodation to any third party to obtain any such consents, approvals or issuances.

Deferred Assets; Subsequent Transfers

If the transfer of any A&S Assets or Excluded Assets requires any consents or approvals that have not been obtained at the Separation Time, the transfer of such asset will automatically be deferred (but will still be considered an A&S Asset or Excluded Asset, as applicable). The party retaining the deferred asset will hold the asset in trust for the benefit of the party entitled to the asset until the asset is transferred. During such time, the parties will use reasonable best efforts to make arrangements to place the party entitled to such asset in the same position as if the asset had been transferred as originally contemplated. As soon as the legal impediment to the transfer of the asset in question is removed, or the necessary consents and/or governmental approvals are obtained, the transfer will be effected pursuant to the terms of the Separation Agreement and/or applicable Ancillary Agreement. The obligations related to the transfer of deferred assets will survive for the duration of the term of the contract, if any, giving rise to the consent requirement.

Shared Contracts

Fortive will use reasonable best efforts to separate and cause Newco, any Newco Sub and/or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) to enter into new agreements with the counterparties to the Fortive shared contracts prior to the Separation. Upon such separation of a Fortive shared contract, the separated contract that is related to the A&S Business will be a Newco contract and the other separated contract will be an Excluded Asset. To the extent that Fortive is unable or the counterparties are unwilling to enter into agreements with respect to any Fortive shared contract, Fortive (or the applicable subsidiary of Fortive) will partially assign the A&S Business functions to Newco, the applicable Newco Sub or the applicable Direct Sales Entity (or the applicable Subsidiary of a Direct Sales Entity) in the manner agreed to by the parties. If such partial assignment is not possible, Fortive will use reasonable best efforts to provide for an alternative arrangement. Fortive (or the applicable subsidiary of Fortive) is not required to make any supplemental payments to any third party when providing such an alternative arrangement. Newco will cooperate with Fortive in connection with the entering into of any new agreement or partial assignment. The obligations related to Fortive’s use of reasonable best efforts to separate and assign Fortive shared contracts will terminate on the 18-month anniversary of the closing of the Merger, and the obligations related to Fortive’s use of reasonable best efforts to provide for alternative arrangements will survive for the duration of the term of the applicable contract.

Newco will use reasonable best efforts to separate and cause Fortive or any of its subsidiaries to enter into new agreements with the counterparties to the Newco shared contracts prior to the Separation. Upon such separation of a Newco shared contract, the separated contract that is related to the A&S Business will be a Newco contract and the other separated contract will be an Excluded Asset. To the extent that Newco is unable or the counterparties are unwilling to enter into agreements with respect to any Newco shared contract, Newco (or the applicable Newco Sub) will partially assign the non-A&S Business functions to Fortive or the applicable Fortive subsidiary in the manner agreed to by the parties. If such partial assignment is possible, Newco will use reasonable best efforts to provide for an alternative arrangement. Newco (or the applicable Newco Sub) is not required to make any supplemental payments to any third party when providing such an alternative arrangement. Fortive will cooperate with Newco in connection with the entering into of any new agreement or partial assignment. The obligations related to Newco’s use of reasonable best efforts to separate and assign Newco shared contracts will terminate on the 18-month anniversary of the closing of the Merger, and the obligations related to Newco’s use of reasonable best efforts to provide for alternative arrangements will survive for the duration of the term of the applicable contract.

Novations of Newco Contracts

Upon Fortive’s request, the parties will use reasonable best efforts to obtain the novation of any Newco contract specified by Fortive. None of Fortive (or the applicable subsidiary of Fortive) nor Newco, any Newco Sub, Altra or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) is required to make any payments to any third party when obtaining such novations. The obligations related to the novation of Newco contracts will terminate on the 18-month anniversary of the closing of the Merger.

Linked Bank Accounts

Fortive and Newco will use their commercially reasonable efforts to amend all contracts governing each bank and brokerage account owned by Newco, any Newco Sub or any Direct Sales Entity (or the applicable subsidiary of a Direct Sales Entity), so that such Newco accounts, if currently linked to any bank or brokerage account owned by Fortive or any of its subsidiaries are de-linked from such Fortive accounts.

Termination of Intercompany Agreements

Effective as of the Separation Time, Fortive and Newco will terminate all contracts (including any guarantee obligations) between Fortive and any subsidiary of Fortive (excluding Newco, any Newco Sub and any Direct Sales Entity (any subsidiary of a Direct Sales Entity)), on the one hand, and Newco, any Newco Sub and any Direct Sales Entity (any subsidiary of a Direct Sales Entity), on the other hand, except (v) the Merger Agreement, the Separation Agreement and the Ancillary Agreements, (w) any contracts or intercompany accounts solely between Newco, any Newco Subs and any Direct Sales Entity (and any subsidiary of a Direct Sales Entity), (x) any contract to which any person other than the parties to the Separation Agreement (or their affiliates) are a party, (y) any contracts between a subsidiary of Fortive that is in the business of selling or buying products or services to or from third parties and Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity) (and that is primarily related to the provision of such products or services and was or is entered into in the ordinary course of business and on arm’s-length terms) and (z) any contract that the Separation Agreement, the Merger Agreement or the Ancillary Agreements expressly contemplate will survive the Distribution Date. All loans between Fortive or any subsidiary of Fortive, on the one hand, and Newco, any Newco Sub or any Direct Sales Entity (or any subsidiary of a Direct Sales Entity), on the other hand, likewise will be terminated before the Distribution Date.

Guarantees

Prior to the Separation Time or as soon as practicable after, (y) Newco will (with the reasonable cooperation of the applicable member of the Fortive Group) use its reasonable best efforts to novate, assign or replace (including by inserting Altra as replacement guarantor) any Newco guarantee in order to remove or otherwise have released any member of the Fortive Group that is a guarantor of or obligor for any such Newco guarantee and (z) Fortive will (with the reasonable cooperation of the applicable member of the Newco group) use its reasonable best efforts to novate, assign or replace (including by inserting Fortive as replacement guarantor) any Fortive guarantee in order to remove or otherwise have released any member of the Newco group that is a guarantor of or obligor for any such Fortive guarantee. No party will be obligated to pay any consideration to any third party from whom any such guarantee release is requested (unless such party is fully reimbursed or otherwise made whole by the requesting party).

Following the closing of the Merger, if the parties were unable to obtain a guarantee release prior to the closing of the Merger, the other party will (x) continue to use its reasonable best efforts to obtain a guarantee release, (y) indemnify, defend and hold harmless the other party and its affiliates against, and reimburse such party and its affiliates for, any losses of such party and its affiliates incurred by them because such party or its affiliate is required to make any payment under any such Fortive guarantee or Newco guarantee, as applicable, and (z) agree not to renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, guarantee, lease, contract or other obligation for which the other party or member of such party’s group is or may be liable, without the prior written consent of such other party, unless all obligations of such other party and the other members of such party’s group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such party. Each party’s reasonable best efforts with respect to these obligations shall not require such party to take any action that would be reasonably expected to expose it or any other member of its group to any incremental expenses or losses of benefits.

Resignations

At or prior to the Distribution Date, Fortive will use its reasonable best efforts to cause each employee and director of Fortive or any subsidiary of Fortive who will not be employed by Newco or a Newco Sub to resign, effective no later than the Distribution Date, from all boards of directors or similar governing bodies of Newco or any Newco Sub, and from all positions as officers of Newco or any Newco Sub.

Insurance

Prior to the effective time of the Merger, Newco, the A&S Assets and the A&S Business will continue to be covered under insurance policies of Fortive or the subsidiaries of Fortive. Following the effective time of the Merger, Newco, the A&S Assets and the A&S Business will no longer be covered under the insurance policies of Fortive or the subsidiaries of Fortive. Newco or any subsidiary of Newco will have the right to access occurrence-based coverage (to the extent such coverage exists) for claims asserted after the effective time of the Merger but arising out of an occurrence prior to the effective time of the Merger.

Following the Distribution Date, members of the Newco group will have no rights or claims with respect to any captive insurance company of Fortive or any of its affiliates or any fronted insurance program maintained by Fortive or any of its affiliates that is not a “risk transfer” insurance program.

Conditions to the Separation

The obligations of Fortive to effect the Separation pursuant to the Separation Agreement are subject to fulfillment (on or before the Separation Date) or waiver (which waiver will require the written consent of Altra unless the Merger Agreement has been terminated), at or prior to the Separation Date, of each condition (other than those conditions that by their nature are to be satisfied contemporaneously with the Newco Transfer, the Distribution and/or the Merger, so long as such conditions are capable of being satisfied at such time) to each party’s respective obligations to effect the Merger as described in the Merger Agreement and Altra’s confirmation that the marketing period for the debt financing to be incurred in connection with the Transactions has ended.

The Distribution

The Separation Agreement provides that Fortive may, in its sole discretion, elect to effect the Distribution (x) as a spin-off, which is a dividend of shares of Newco common stock to Fortive stockholders on a pro rata basis, (y) as an exchange offer, which is an offer to exchange shares of Newco common stock for outstanding shares of Fortive common stock, or (z) as a combination of a spin-off and an exchange offer with or without a clean-up spin-off, which is the distribution by Fortive, pro rata to its stockholders, of any unsubscribed shares of Newco common stock immediately following the consummation of an exchange offer. Fortive will provide written notice to Altra of the form of the Distribution no later than 30 days prior to the anticipated closing of the Merger. In the event that Fortive elects to effect the Distribution as an exchange offer, the prior written notice requirement to Altra does not prohibit Fortive from effecting a spin-off or clean-up spin-off if this Exchange Offer is not fully subscribed.

Conditions to the Distribution

The obligations of Fortive to effect the Distribution pursuant to the Separation Agreement are subject to fulfillment (on or before the Separation Date) or waiver (which waiver will require the written consent of Altra unless the Merger Agreement has been terminated) of each of the following conditions:

•	the A&S Business, A&S Assets and A&S Liabilities have been transferred to Newco and the Excluded Assets and Excluded Liabilities have been transferred to or remain with a member of the Fortive Group (other than Newco or a Newco Sub);

•	each material governmental approval required in connection with the Internal Restructuring or any transaction contemplated by the Separation Plan has been obtained and is in full force and effect; and

•	each of the conditions to Fortive’s obligations to effect the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger, so long as such conditions are capable of being satisfied at such time).

Altra Guarantee

Following the effective time of the Merger, Altra guarantees the obligations of Newco and the Newco Subs to Fortive under the Separation Agreement and the Ancillary Agreements.

Additional Covenants

Each of Fortive and Newco has undertaken specified covenants in the Separation Agreement restricting the conduct of their respective businesses and committing them to take specified actions. You are urged to read carefully the sections of the Separation Agreement entitled “Access to Information” and “Additional Agreements.” The more significant of these covenants discuss:

•	confidentiality and access by each party to confidential information (including making witnesses available) in the possession or control of the other party;

•	treatment by each party of privileged information;

•	the removal of tangible A&S Assets located at any facilities of Fortive or any subsidiaries of Fortive (other than Newco or any subsidiary of Newco);

•	receipt by one party of mail, packages and other communications properly belonging to another party; and

•	certain obligations in connection with transfers of real property of the A&S Business.

Mutual Releases; Indemnification

Release of Pre-Distribution Date Claims

Subject to specified exceptions, each of Newco and Fortive agreed to release the other party and its respective subsidiaries, stockholders, directors, partners, managers, managing members, officers, agents or employees from any and all liabilities, whether arising under any contract or by operation of law or otherwise, including in connection with the transactions and all other activities to implement the Separation:

•	existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur on or before the effective time of the Merger; or

•	arising from any conditions existing or alleged to have existed on or before the effective time of the Merger.

The mutual release is subject to specified exceptions set forth in the Separation Agreement, including with respect to any indemnification to which a director, officer, manager, employee or agent of Fortive, Newco or any of their subsidiaries is entitled, if such individual was entitled to a right of indemnification under the organizational documents of Newco or any subsidiary of Newco or pursuant to a contract.

Indemnification

Except as otherwise provided in the Merger Agreement or any Ancillary Agreement, Newco and each member of the Newco group, on a joint and several basis, agreed to indemnify Fortive from and against all losses, liabilities, damages, penalties, judgments, assessments, costs, expenses and interests that relate to any of the following:

•	the A&S Liabilities;

•	any breach by Newco or any Newco Sub of any obligations under the Separation Agreement or the Ancillary Agreements after the effective time of the Merger;

•	any breach by Altra or any of its affiliates of any covenant of Altra under the Merger Agreement, which by its terms is to be performed after the effective time of the Merger; and

•	any breach by Altra or any of its affiliates of the representations and warranties made by Altra under the Merger Agreement regarding the information to be supplied by or on behalf of Altra for inclusion or incorporation by reference in the Altra Form S-4 Registration Statement or the Newco Registration Statements.

Except as otherwise provided in the Merger Agreement or any Ancillary Agreement, Fortive has agreed to indemnify Newco from and against all losses, liabilities, damages, penalties, judgments, assessments, costs, expenses and interests that relate to any of the following:

•	the Excluded Liabilities;

•	any breach by Fortive or any subsidiary of Fortive of any obligations under the Separation Agreement or the Ancillary Agreements on or after the Separation Time;

•	any breach by Fortive or any of its affiliates of any covenant of Fortive under the Merger Agreement, which by its terms is to be performed after the effective time of the Merger;

•	any breach of the representation and warranties set forth in certain sections of the Merger Agreement with respect to the capitalization of Newco and the other A&S Companies, information to be supplied by or on behalf of Fortive or Newco for inclusion or incorporation by reference in the Altra Form S-4 Registration Statement or the Newco Registration Statements, title to and sufficiency of the A&S Assets and the absence of brokers;

•	a certain intellectual property licensing matter listed on the schedules to the Separation Agreement;

•	any breach by Fortive of the covenant set forth in section 6.9 of the Separation Agreement related to information technology systems; and

•	any liabilities that are not reflected as a “liability” on the unaudited and unadjusted balance sheet data of the A&S Business as of December 31, 2017, but are reflected in the accounts of Fortive or a Fortive subsidiary at December 31, 2017 and under GAAP are “pushed down” to the A&S Business.

Survival

Subject to certain exceptions, a party’s ability to make a claim for indemnification related to the breach of any representation and warranty made under the Merger Agreement will terminate after the end of the applicable survival period under the terms of the Merger Agreement. Altra’s right to make a claim for indemnification related to a certain intellectual property licensing matter listed on the schedules to the Separation Agreement and any breach by Fortive of the covenant related to intellectual property systems survives for three years following the closing of the Merger. Altra’s right to make a claim for indemnification related to any liabilities that are not reflected as a “liability” on the unaudited and unadjusted balance sheet data of the A&S Business as of December 31, 2017 but are “pushed down” survives for fifteen months following the closing of the Merger. In the event that notice of any claim for indemnification related to the breach of any representation and warranty made under the Merger Agreement is given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim will survive until such time as such claim is finally resolved.

Limitations

The obligations of Fortive and the Newco group to indemnify each other are subject to certain deductible, de minimis and cap amounts specified in the Separation Agreement. You are urged to read carefully the section of the Separation Agreement entitled “Mutual Release; Indemnification—Limitations on Indemnification.”

Indemnification Obligations Net of Proceeds from Third Parties

Any liability that is subject to indemnification or contribution pursuant to the Separation Agreement will be net of any proceeds actually received by the indemnitee from any third party for indemnification for such liability (referred to as third-party proceeds). An indemnitee must use commercially reasonable efforts to seek to collect or recover any third-party proceeds in connection with any liability for which the indemnitee seeks indemnification or contribution.

Amendments and Waivers

The Separation Agreement may be amended and any provision may be waived only by writing signed by the parties to the Separation Agreement, in the case of an amendment, or the party waiving the provision, in the case of a waiver. In addition, unless the Merger Agreement has been terminated in accordance with its terms, any such amendment or waiver will be subject to the written consent of Altra.

Termination

Prior to the closing of the Merger, the Separation Agreement will terminate without any further action upon termination of the Merger Agreement. In the event of such termination, no party will have any further liability to the other party, except as provided in the Merger Agreement.

DEBT FINANCING

Overview

On March 7, 2018, in connection with their entry into the Merger Agreement, Altra and Newco entered into separate commitment letters with Goldman Sachs Bank USA pursuant to which Goldman Sachs Bank USA agreed to provide debt financing in connection with the Transactions. On March 28, 2018, (i) the commitment letter with Altra was amended and restated to add JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC (“WFS”), Wells Fargo Bank, National Association (“Wells”), Citigroup Global Markets Inc. (“CGMI”), UBS Securities LLC (“UBS”), UBS AG, Stamford Branch (“UBS Stamford”), HSBC Securities (USA) Inc. (“HSI”), HSBC Bank USA, National Association (“HSBC Bank”), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“MUFG”), BMO Harris Bank N.A. (“BMO Harris”), Bank of Montreal (“Bank of Montreal”), BMO Capital Markets Corp. (“BMOCM” and together with BMO Harris, and Bank of Montreal, “BMO”), Citizens Bank, N.A. (“Citizens”), Royal Bank of Canada (“Royal Bank”), RBC Capital Markets (“RBCCM”), The Toronto-Dominion Bank, New York Branch (“TDNY”), TD Securities (USA) LLC (“TD Securities”), TD Bank, N.A. (“TD Bank”) and U.S. Bank National Association (“US Bank” ) (such financial institutions, together with Goldman Sachs Bank USA, the “Altra Commitment Parties”), as additional commitment parties and (ii) the commitment letter with Newco was amended and restated to add UBS, UBS Stamford, CGMI, WFS, Wells, HSI and HSBC Bank, MUFG, BMO, Citizens, Royal Bank, RBCCM, TDNY and TD Securities (such financial institutions, together with Goldman Sachs Bank USA, the “Newco Commitment Parties”), as additional commitment parties (a reference herein to “Commitment Parties” shall be a reference to the Altra Commitment Parties and/or the Newco Commitment Parties, as applicable) (each commitment letter, as further amended, restated, modified or otherwise supplemented through the date hereof, the “Altra Commitment Letter” and the “Newco Commitment Letter” respectively and, collectively, the “Commitment Letters”). The obligations of the applicable commitment parties under each of the Commitment Letters are subject to customary conditions, including, among others, (a) the accuracy of certain representations and warranties, (b) the absence of any material adverse effect and (c) the contemporaneous consummation of the Transactions. Commitments under each of the Commitment Letters will terminate on the End Date (as defined in, and as it may be extended pursuant to, Section 8.01(b) of the Merger Agreement) unless the Transactions have been consummated (or the Merger Agreement terminated) prior to such date. The following is a description of the principal terms and provisions of the Commitment Letters as in effect on the date hereof.

In connection with the Transactions, Altra and Newco expect to engage in the following financing activities:

•	the entry (a) by Altra into a new senior secured term loan B credit facility in an aggregate principal amount of up to $1,340,000,000 (the “Altra Term Loan B Facility”), the proceeds of which will be used, together with cash on hand of Altra or its subsidiaries (if necessary), to, among other things, (i) consummate the Direct Sales, (ii) repay in full and extinguish all outstanding indebtedness for borrowed money under Altra’s existing revolving credit facility under the Second Amended and Restated Credit Agreement, dated as of October 22, 2015, among Altra and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent and the lenders, other agents and other parties party thereto from time to time (as amended, amended and restated, supplemented or otherwise modified through the date hereof) and (iii) pay certain fees, costs and expenses in connection with the consummation of the Transactions and (b) by Altra (and at Altra’s option, Altra Industrial Motion Netherlands B.V. and any other wholly-owned direct and indirect subsidiaries of Altra to be agreed, collectively with Altra, the “Altra Co-Borrowers”) into a new senior secured revolving credit facility in an aggregate principal amount of up to $300,000,000 (the “Altra Revolving Credit Facility” and, together with the Altra Term Loan B Facility, the “Altra Facilities”).

•

Newco expects, on or prior to the Distribution Date, to (1) issue senior unsecured notes (“Notes”) in a Rule 144A or other private placement (A) in an aggregate principal amount equal to the Basis Amount which will be used to pay the Cash Dividend and (B) if Fortive determines that the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution and elects to receive cash from Newco in lieu of the Newco Securities, in an aggregate principal amount equal to the Above-Basis Amount and (2) issue to Fortive the Newco Securities, which will in turn be exchanged by Fortive with the Debt Exchange Parties pursuant to the Debt Exchange (unless, Fortive determines that the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution and elects to receive cash from Newco in lieu of the Newco Securities). All of the Notes and the Newco Securities are expected to have a term of at least seven years and to be subject to customary covenants and other terms and conditions that are consistent in all material respects with market practice for comparable issuers. The Newco Securities and the Notes are expected to be guaranteed by Altra after consummation of the Merger. Pursuant to the Newco Commitment Letter, the Newco Commitment Parties have committed to provide Newco with a $400 million senior unsecured bridge facility that may be borrowed by Newco in lieu of issuing the Notes and the Newco Securities.

As a result of these financing activities, Altra’s level of indebtedness will increase after the consummation of the Transactions. For a discussion of Altra’s liquidity and capital resources after the consummation of the Transactions, see “Information on Altra—Altra’s Liquidity and Capital Resources After the Transactions.”

Altra Term Loan B Facility

Pursuant to the Altra Commitment Letter, subject to certain customary conditions, the Altra Commitment Parties agreed to provide to Altra the Altra Term Loan B Facility consisting of senior secured term loans in an aggregate principal amount of up to $1,340,000,000 to be used by Altra to consummate the Transactions. See “Debt Financing—Overview.” The full amount of the Altra Term Loan B Facility must be drawn in a single drawing on the closing date of the Transactions, and amounts borrowed under the Altra Term Loan B Facility may not be reborrowed. The Altra Commitment Letter provides that the terms of the Altra Term Loan B Facility will be finalized in a credit agreement (the “Altra Credit Agreement”) and related documentation to be entered into prior to the closing of the Merger.

The Altra Term Loan B Facility will mature seven years after the date of the consummation of the Transactions and will amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount of the Altra Term Loan B Facility borrowed on the closing date of the Merger.

Altra will pay interest on the unpaid principal amount of term loans under the Altra Term Loan B Facility at a rate per annum equal to a “Base Rate” of “LIBOR rate” plus an interest rate margin determined by reference to a pricing grid based upon achievement and maintenance of a senior secured net leverage ratio to be set forth in the Altra Credit Agreement.

Prepayments

The Altra Commitment Letter provides that voluntary prepayments of loans under the Altra Term Loan B Facility may be made at any time, subject to customary notice provisions, without premium or penalty (except as described in the following sentence); provided that voluntary prepayments of LIBOR term loans made on a date other than the last day of an interest period applicable thereto will be subject to customary breakage costs. Altra will pay a prepayment premium in connection with any repricing event with respect to all or any portion of the Altra Term Loan B Facility that occurs on or before the date that is six months after the closing date of the Merger, in an amount equal to 1.00% of the principal amount of the Altra Term Loan B Facility subject to such repricing event.

In addition, loans under the Altra Term Loan B Facility will be required to be prepaid with (i) beginning with the first full fiscal year following the closing date of the Merger, 50% of Altra’s consolidated excess cash flow, with reductions to 25% and 0% based upon achievement and maintenance of a senior secured net leverage ratio that is 0.50x and 1.00x less than Altra’s senior secured net leverage ratio as of the closing date of the

Merger (pro forma for the Transactions), respectively, subject to customary exceptions to be set forth in the Altra Credit Agreement and (ii) 100% of the net cash proceeds of all asset sales and other dispositions of property, subject to customary reinvestment rights, and all issuances, offerings or placements of debt, in each case, by Altra, Newco and their respective restricted subsidiaries, subject to certain customary exceptions.

Covenants

Altra and its restricted subsidiaries (including after the Merger, Newco and its restricted subsidiaries) will be subject to customary affirmative and negative covenants in connection with the Altra Term Loan B Facility, including limitations on:

•	debt and preferred stock;

•	liens;

•	mergers, consolidations, liquidations, dissolutions and asset sales;

•	investments, loans, advances, guarantees and acquisitions;

•	speculative swaps and hedging arrangements;

•	dividends or other distributions on capital stock, redemptions and repurchases of capital stock and prepayments, redemptions and repurchases of junior lien secured and subordinated debt;

•	transactions with affiliates;

•	restrictions on liens and other restrictive agreements;

•	amendments of the operative documents related to junior debt agreements and organizational documents; and

•	changes in fiscal year.

The Altra Term Loan B Facility will not be subject to any financial maintenance covenants.

Guarantee and Security

Obligations under the Altra Term Loan B Facility will be unconditionally guaranteed, on a joint and several basis, by each direct or indirect, wholly-owned domestic subsidiary of Altra, subject to customary exceptions, from time to time (collectively, the “Altra Guarantors”), including, following the Merger, Newco and its direct and indirect, wholly-owned domestic subsidiaries, subject to customary exceptions (collectively, the “Newco Guarantors” and, together with the Altra Guarantors, the “Guarantors”).

Obligations under the Altra Term Loan B Facility will be secured on a first-priority basis (and pari passu with the Altra Revolving Credit Facility) by substantially all of the assets of Altra and each Guarantor, subject to customary exceptions.

Events of Default

Events of default under the Altra Term Loan B Facility will be limited to the following (with customary qualifications and exceptions):

•	nonpayment of principal, interest, fees or other amounts;

•	inaccuracy of representations and warranties;

•	violation of covenants;

•	cross default and cross acceleration;

•	voluntary and involuntary bankruptcy or insolvency proceedings;

•	inability to pay debts as they become due;

•	material judgments;

•	ERISA events;

•	actual or asserted invalidity of security documents or guarantees; and

•	change in control.

An immediate event of default will occur upon (i) a failure to consummate the Merger immediately following the initial funding of the Altra Facilities, (ii) a failure by the subsidiaries of Altra required to become Guarantors as of the closing date to guarantee the Altra Facilities immediately following the Merger or (iii) a failure by Altra or the Altra Guarantors to grant a security interest in substantially all their respective assets to secure the Altra Facilities immediately following the Merger.

A breach of the Financial Maintenance Covenants (defined below) will only result in an event of default with respect to the Altra Term Loan B Facility if the lenders under the Altra Revolving Facility have, as a result of such breach, terminated all commitments under the Altra Revolving Credit Facility and declared all obligations thereunder to be immediately due and payable and such declaration or termination has not been rescinded.

Altra Revolving Credit Facility

Pursuant to the Altra Commitment Letter, subject to certain customary conditions, the Altra Commitment Parties agreed to provide to the Altra Co-Borrowers the Altra Revolving Credit Facility, to be used by the Altra Co-Borrowers for working capital and general corporate purposes on or after the closing date of the Merger. See “Debt Financing—Overview.”

The Altra Commitment Letter provides that up to $50,000,000 of loans under the Altra Revolving Credit Facility may be incurred on the closing date of the Merger to finance the Transactions and that additional loans under the Altra Revolving Credit Facility in an amount to be set forth in the Altra Credit Agreement may be incurred on the closing date of the Transactions for working capital and general corporate purposes. Amounts repaid under the Altra Revolving Credit Facility may be reborrowed at any time prior to the maturity of the Altra Revolving Credit Facility, subject to conditions and limitations to be specified in the Altra Credit Agreement and related documentation.

The Altra Commitment Letter provides that obligations under Altra Revolving Credit Facility will mature five years after the closing date of the Transactions. The Altra Revolving Credit Facility will not amortize.

Altra will pay interest on the unpaid principal amount of each loan under the Altra Revolving Credit Facility at a rate per annum equal to a “Base Rate,” “LIBOR rate” or “EURIBOR rate” plus an interest rate margin determined by reference to a pricing grid based upon achievement and maintenance of senior secured net leverage ratios to be set forth in the Altra Credit Agreement.

A commitment fee of 0.375% per annum will be payable on the undrawn portion of the commitments in respect of the Altra Revolving Credit Facility, payable quarterly in arrears after the closing of the Merger and upon termination of the commitments under the Altra Revolving Credit Facility, subject to a step-down to 0.25% per annum based upon achievement and maintenance of a senior secured net leverage ratio to be set forth in the Altra Credit Agreement.

Commitment Reductions

The Altra Credit Agreement will provide, subject to certain conditions, that commitments under the Altra Revolving Credit Facility may be permanently reduced at any time.

Covenants

Under the Altra Revolving Credit Facility, the Altra Co-Borrowers and their respective subsidiaries will be subject to the same customary affirmative and negative covenants applicable to the Altra Term Loan B Facility. See “—Altra Term Loan B Facility—Covenants.”

In addition, the Altra Revolving Credit Facility will have a maximum consolidated senior secured net leverage ratio covenant, with stepdowns to be set forth in the Altra Credit Agreement, and a minimum consolidated cash interest coverage ratio, each of which will be tested as of the last day of each fiscal quarter for so long as the Altra Revolving Credit Facility remains in effect (the foregoing financial covenants, the “Financial Maintenance Covenants”).

Guarantee and Security

Obligations under the Altra Revolving Credit Facility will be guaranteed, on a joint and several basis, and secured, on a first-priority basis (and pari passu with the Altra Term Loan B Facility), on the same terms and by the same parties as those which guarantee and secure obligations under the Altra Term Loan B Facility. See “—Altra Term Loan B Facility—Guarantee and Security.”

Events of Default

The same events of default will apply to the Altra Revolving Credit Facility as will apply to the Altra Term Loan B Facility. See “—Altra Term Loan B Facility—Events of Default”; provided that with respect to the Financial Maintenance Covenants, a breach will only result in an event of default with respect to the Altra Term Loan B Facility if the lenders under the Altra Revolving Facility have, as a result of such breach, terminated all commitments under the Altra Revolving Credit Facility and declared all obligations thereunder to be immediately due and payable and such declaration or termination has not been rescinded.

Newco Securities

The Merger Agreement and the Separation Agreement contemplate the issuance of the Newco Securities by Newco to Fortive immediately prior to the Distribution. The Newco Securities are expected to have a maturity date of not less than seven years and not more than eight years and are expected to be callable after five years from issuance. It is currently expected that Newco will issue approximately $250 million in aggregate principal amount of Newco Securities (subject to increase to account for customary underwriting fees). In addition, the Newco Securities are expected to have an effective yield (without taking into account underwriters’ fees and commissions) not to exceed an agreed cap (unless Altra in its sole discretion agrees otherwise) and to be subject to customary covenants and other terms and conditions for issuers of comparable creditworthiness. After the consummation of the Merger, the Newco Securities are also expected to be guaranteed by Altra and its direct or indirect, wholly-owned domestic subsidiaries. Other terms of the Newco Securities will be established in accordance with the terms of the Merger Agreement and the Separation Agreement. If the Debt Exchange is consummated, the Newco Securities may be exchanged by Fortive on or about the closing date of the Merger with investment banks and/or commercial banks in exchange for existing debt securities, loans and/or commercial paper, or a combination thereof, of Fortive. See “—Debt Exchange.”

Debt Exchange

Fortive expects to exchange the Newco Securities on or about the closing date of the Merger with one or more investment banks and/or commercial banks in exchange for outstanding Fortive indebtedness, which may include debt securities, loans and/or commercial paper, or a combination thereof. The Newco Securities are subsequently expected to be sold by the investment banks and/or commercial banks, or their affiliates, to third-party investors. If Fortive determines that the Debt Exchange is not reasonably likely to be consummated at the time of the Distribution, Fortive may elect to receive the Newco Securities in any event or may elect to receive cash from Newco in lieu of the Newco Securities as described under “The Merger Agreement—Debt Exchange.”

Newco Notes

Newco expects to issue Notes having an aggregate principal amount of up to $150 million, together with any proceeds of the Bridge Facility (as defined below) in the event Newco is unable to issue all or any portion of the Notes at or prior to the Distribution, to finance the Cash Dividend and to make payments in connection with the Transactions. Additionally, if Fortive determines that the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution and elects to receive cash from Newco in lieu of the Newco Securities, Newco may issue additional Notes in an aggregate principal amount equal to the Above-Basis Amount. The Notes would carry an interest rate based on then current market conditions at the time of issuance. Fortive anticipates that the instruments governing the Notes would contain customary covenants for issuers of comparable creditworthiness. To the extent Newco does not issue and sell the Notes in the full amount described above, Newco expects to incur senior unsecured bridge loans on the terms, and subject to the conditions, in the Newco Commitment Letter. The exact terms, materials and interest rate of the Notes will be subject to market and other conditions. There can be no assurance if or when Newco will issue the Notes and the terms of such securities. The Newco Securities and the Notes may be fungible.

Bridge Facility

Pursuant to the Newco Commitment Letter, subject to certain customary conditions, the Newco Commitment Parties agreed to provide to Newco a senior unsecured bridge loan facility (the “Bridge Facility”) of up to $400 million. The proceeds of the Bridge Facility will be available in a single draw to be used to pay (i) all or any portion of the Cash Dividend in the event Newco is unable to issue Notes in an amount equal to the Basis Amount at or prior to the Distribution, (ii) any additional cash dividend to Fortive if Fortive determines that the Debt Exchange is not reasonably likely to be consummated at the time of the Distribution and elects to receive cash in lieu of the Newco Securities but Newco is unable to issue Notes in an amount equal to the Above-Basis Amount at or prior to the Distribution and (iii) fees, costs and expenses in connection with the Transactions. Interest under the Bridge Facility will initially equal a LIBOR-based rate, plus an initial interest rate margin, increasing every three months thereafter by an additional 0.50% up to a cap.

Loans under the Bridge Facility that are not paid in full on or prior to the first anniversary of the incurrence thereof will, except under limited circumstances, be converted into extended term loans maturing eight years after the date the loans under the Bridge Facility are incurred. After such a conversion, the holders of outstanding extended term loans may choose, subject to certain limitations, to exchange their extended term loans for senior exchange notes that mature eight years after the date the loans under the Bridge Facility are incurred.

Guarantee

The Bridge Facility is expected to be guaranteed by Altra and each subsidiary of Altra that guarantee the Altra Facilities. The obligations under the Bridge Facility will be unsecured.

Commitment Reductions and Prepayments

Subject to certain conditions and exceptions, the commitments in respect of the Bridge Facility will be permanently reduced in an amount equal to (i) the gross cash proceeds actually received by Newco from the issuance of Newco Securities on or prior to the Distribution Date and (ii) the principal amount of any Newco Securities issued to Fortive and then transferred to the Debt Exchange Parties pursuant to the Debt Exchange.

The Newco Commitment Letter provides that voluntary prepayments of loans under the Bridge Facility may be made at any time, on three business days’ notice in the case of a prepayment of LIBOR loans or one business day’s notice in the case of a prepayment of Base Rate loans, without premium or penalty, in minimum principal amounts to be agreed; provided that voluntary prepayments of LIBOR loans made on a date other than the last day of an interest period applicable thereto will be subject to customary breakage costs.

In addition, loans under the Bridge Facility will be prepaid with 100% of the net cash proceeds of all asset sales and other dispositions of property, subject to any requirement to prepay the Altra Term Loan B Facility and customary reinvestment rights, and all issuances, offerings or placements of debt, in each case, by Altra, Newco and their respective restricted subsidiaries, subject to certain customary exceptions.

Covenants

The definitive documentation with respect to the Bridge Facility is expected to contain customary representations and affirmative and negative covenants of Newco, Altra and their respective restricted subsidiaries, including incurrence-based negative covenants that are usual and customary for publicly traded high yield securities; provided that prior to the date the loans under the Bridge Facility are converted into extended term loans, the debt, lien, restricted payments and investments covenants under the Bridge Facility will be more restrictive than those customary for publicly traded high yield securities and those applicable to the extended term loans and the senior exchange notes.

The Bridge Facility will not be subject to any financial maintenance covenants.

Events of Default

The definitive documentation with respect to the Bridge Facility is expected to contain the following events of default (subject to customary grace periods, qualifications and exceptions): nonpayment of principal, interest or other amounts; violation of covenants; inaccuracy of representations or warranties; cross default (including cross-default to the Altra Facilities, but, with respect to a financial covenant event of default under the Altra Facilities, only if the lenders thereunder have terminated all commitments and have accelerated all outstanding obligations) and cross acceleration; voluntary and involuntary bankruptcy or insolvency proceedings; inability to pay debts as they become due; material judgments; ERISA events; actual or asserted invalidity of the Bridge Facility or guarantees thereof; and change of control.

OTHER AGREEMENTS

The following is a summary of the material provisions of the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement and the IP License Agreement. This summary is qualified in its entirety by the Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement and IP License Agreement, which are incorporated by reference in this document. Stockholders of Fortive and Altra are urged to read these agreements in their entirety. This summary of such agreements has been included to provide Fortive stockholders and Altra stockholders with information regarding their terms. The rights and obligations of the parties are governed by the express terms and conditions of such agreements and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about Altra, Merger Sub, Fortive or Newco. Information about Altra, Merger Sub, Fortive and Newco can be found elsewhere in this document and in the documents incorporated by reference into this document. See also “Where You Can Find More Information; Incorporation by Reference.”

Employee Matters Agreement

The Employee Matters Agreement generally allocates between the parties the pre-and post-closing liabilities in respect of the employees and independent contractors of the A&S Business transferring to Newco and establishes certain requirements relating to compensation and benefits of the transferring employees after the effective time of the Merger.

Identification of Newco Employees and Newco Independent Contractors

Newco Employees transferring to Altra will generally include each employee of any member of the Fortive Group or the Newco Group who is employed as of the Separation Date and is either: (i) exclusively or primarily engaged in the A&S Business or (ii) necessary for the ongoing operation of the A&S Business following the Separation Date, in each case, as determined by Fortive in good faith, subject to Altra’s timely review and consultation with Fortive, and identified to Altra no later than 45 days prior to the Separation Date. Notwithstanding the foregoing, Fortive and Altra may agree in writing no later than 45 days prior to the Separation Date to exclude certain employees or groups of employees who would otherwise be covered by these criteria from being designated as Newco Employees.

Employees who satisfy the foregoing criteria but who are not actively at work at the effective time of the Merger as a result of a disability or an approved leave of absence will become Newco Employees only if and when they return to active employment within six months after the effective time of the Merger (or such longer period as may be required by law).

Newco Independent Contracts transferring their services to Altra will generally include each independent contractor of any member of the Newco Group who is actively providing services as of the Separation Date and is either: (i) exclusively or primarily engaged in the A&S Business or (ii) necessary for the ongoing operation of the A&S Business following the Separation Date.

General Allocation of Liabilities

Newco will generally assume: (i) all liabilities under all Fortive benefit arrangements relating to Newco Employees, whenever incurred, unless explicitly retained by Fortive, (ii) all liabilities arising out of, relating to or resulting from the employment, service, termination of employment or termination of service of all Newco Employees and Newco Independent Contractors to the extent arising out of, relating to or resulting from such individuals’ service to the A&S Business and (iii) all severance liabilities arising out of, relating to or resulting from the failure of certain non-U.S. employees to transfer employment to a member of the Newco Group that arise because of a breach of the Employee Matters Agreements by Altra.

Fortive will generally retain: (i) all liabilities under all Fortive benefit arrangements, except for any such liabilities relating to Newco Employees, whenever incurred, (ii) all Liabilities arising out of, relating to or resulting from the employment, service, termination of employment or termination of service of all employees and independent contractors (other than Newco Employees and Newco Independent Contractors, to the extent relating to their service with the A&S Business) of any member of the Fortive Group or the Newco Group, (iii) all liabilities arising out of, relating to or resulting from the transfer of Newco Employees from the Fortive Group to the Newco Group that arise in respect of any applicable notice and/or severance obligations, (iv) any liabilities arising out of, relating to or resulting from any misclassification prior to the closing date of the Merger of certain Newco Independent Contractors located outside the United States and (v) certain liabilities of Fortive related to U.S. defined benefit pension plans and group health plan continued coverage requirements (“COBRA”) arising under the Employee Retirement Income Security Act of 1974, as amended, and the Code, respectively.

Post-Closing Compensation and Benefits

For the period commencing at the effective time of the Merger and ending on December 31, 2019, Altra will generally provide each Newco Employee with (i) a base salary or hourly wage rate that is at least equal to the base salary or hourly wage rate provided to such Newco Employee immediately prior to the effective time of the Merger, (ii) short-term and long-term incentive and sales commission opportunities that are no less favorable in the aggregate than the short-term and long-term incentive and sales commission opportunities in effect for such Newco Employee immediately prior to the effective time of the Merger and (iii) health, welfare, retirement and automobile allowance benefits that have a value that is substantially similar in the aggregate to the value of those provided to such Newco Employee immediately prior to the effective time of the Merger. However, any benefits referenced in clause (iii) in the preceding sentence will only be taken into account to the extent that such benefits: (x) were listed on a schedule provided to Altra, and the applicable plan documents were made available to Altra, prior to the execution of the Merger Agreement, (y) are required by applicable law or (z) are customarily provided to employees in the applicable jurisdiction (as determined by Altra in good faith).

Altra will generally honor individual severance agreements with any Newco Employee who is not covered by a collective bargaining agreement. Altra will also generally provide severance benefits to any Newco Employee located in the United States who is not a party to an individual severance agreement and not covered by a collective bargaining agreement, and who is terminated on or before December 31, 2019, that are substantially similar in the aggregate to those that such Newco Employee would have received upon such termination of employment immediately prior to the effective time of the Merger, subject to satisfying any release of claims or similar requirements.

Unless payment on a pro rata basis or otherwise is required at or immediately prior to the closing date of the Merger (in which case such amounts will be paid by Fortive), Altra will generally continue any cash incentive or sales commissions plans with performance periods that are incomplete as of the closing date of the Merger until the end of the applicable performance periods and make payments to eligible participants in such plans in accordance with the terms of such plans. Fortive will promptly reimburse Altra for a pro rata portion of the cost actually incurred by Altra in making such payments in respect of the days elapsed in the applicable performance period through the closing date of the Merger.

Service Crediting

Subject to certain customary exceptions, Newco Employees generally will be fully credited by Altra for all of their pre-closing service with Fortive for purposes of eligibility, vesting and determination of level of benefits under any Altra benefit arrangement in which Newco Employees participate after the effective time of the Merger, to the same extent recognized by the corresponding Fortive benefit arrangement immediately prior to the effective time of the Merger.

Treatment of Collective Bargaining Agreements.

Newco or its affiliate will continue to maintain and honor collective bargaining and similar arrangements to the extent applicable to Newco Employees.

Treatment of Non-U.S. Defined Benefit Pension Plans

Newco Employees will generally cease actively participating in and accruing benefits under Fortive’s non-U.S. defined benefit pension plans as of the effective time of the Merger.

With respect to certain of Fortive’s non-U.S. defined benefit pension plans maintained in Germany, Switzerland and Japan, or if otherwise required by applicable law or a collective bargaining agreement (each, a “Transferor Fortive DB Plan”), Altra will use its reasonable efforts to establish or maintain one or more non-U.S. defined benefit pension plans in which each Newco Employee who participated in a Transferor Fortive DB Plan immediately prior to the effective time of Merger will be eligible to participate, with terms substantially similar to the terms of the applicable Transferor Fortive DB Plan as in effect immediately prior to the effective time of the Merger, and Fortive will transfer assets and liabilities related to Newco Employees under the applicable Transferor Fortive DB Plan to the applicable Altra non-U.S. defined benefit pension plan. Such transfer of assets and liabilities will be effected in accordance with applicable law and local custom and practice, provided that if the mechanism for such transfers is not mandated by applicable law, then the assets and liabilities relating to Newco Employees will be transferred on a projected benefit obligation basis as determined in accordance with GAAP and based on the applicable discount rates used in Fortive’s most recent audited financial statements relating to the applicable Transferor Fortive DB Plans.

In addition, as of the effective time of the Merger, Altra will assume sponsorship of, and will assume all of the assets and liabilities relating to, any Fortive non-U.S. defined benefit pension plan in which all of the participants immediately prior to the effective time of the Merger are Newco Employees (each, a “Transferred Fortive DB Plan”). Fortive will use commercially reasonable efforts with respect to each Transferred Fortive DB Plan to provide that any participants in such plan who are not Newco Employees (including any former Newco Employees) will cease participation in such Transferred Fortive DB Plan as of no later than immediately prior to the effective time of the Merger. If it is not commercially practicable or otherwise not possible to effect the cessation of participation of any such legacy participant in such Transferred Fortive DB Plan, then solely with respect to benefits accrued prior to the effective time of the Merger and not with respect to any future benefit accruals, such legacy participant will remain in such Transferred Fortive DB Plan following the effective time of the Merger, provided that Fortive will pay Altra an amount determined in good faith by the parties to represent a reasonable estimate of the additional administrative cost to Altra of having to retain the legacy participants in the Transferred Fortive DB Plan.

With respect to any Fortive non-U.S. defined benefit pension plan that is not a Transferor Fortive DB Plan or a Transferred Fortive DB Plan, Fortive will take all actions necessary to provide that the Newco Employees participating in such Fortive non-U.S. defined benefit pension plan will be fully vested in their accrued benefits under such plan as of the effective time of the Merger.

Treatment of U.S. Savings Plans

Each Newco Employee will cease actively participating in the Savings Plan in which he or she participates as of the effective time of the Merger, and will become fully vested in his or her account balance under such Savings Plan as of the effective time of the Merger. Each Newco Employee will be permitted to make rollover contributions (inclusive of any loans) from such Savings Plan to Altra’s 401(k) retirement plan.

Altra will cause profit sharing contributions to be made to the accounts of Newco Employees who participate in Altra’s 401(k) retirement plan in respect of the calendar year in which the closing date of the

Merger occurs. Such contributions will be made in cash within the first quarter of the following calendar year. The value of such profit sharing contributions will be determined in a manner reasonably consistent with the manner that Fortive determined profit sharing contributions in respect of 2017. Fortive will promptly reimburse Altra for a pro rata portion of the cost actually incurred by Altra in making such profit sharing contributions payments in respect of the days elapsed in the calendar year in which the closing date of the Merger occurs through such closing date.

Treatment of Non-U.S. Defined Contribution Savings Plans

Newco Employees will generally cease participating in and accruing benefits under Fortive’s non-U.S. defined contribution savings plans as of the closing date of the Merger.

As of the effective time of the Merger, Altra will assume sponsorship of, and will assume all assets and benefit liabilities relating to, any Fortive non-U.S. defined contribution savings plans in which all of the participants immediately prior to the effective time of the Merger are Newco Employees (each, a “Transferred Fortive DC Plan”).

With respect to each Fortive non-U.S. defined contribution savings plan that is not a Transferred Fortive DC Plan, each of which must be made available to Altra within 45 days after the execution date of the Merger Agreement (each, a “Transferor Fortive DC Plan”), Altra will establish or maintain one or more non-U.S. defined contribution savings plans in which each Newco Employee who participated in a Transferor Fortive DC Plan immediately prior to the effective time of Merger will be eligible to participate, with terms (excluding employer contributions) no less favorable than the terms of the applicable Transferor Fortive DC Plan as in effect immediately prior to the effective time of the Merger, and Fortive will transfer assets and liabilities related to Newco Employees under the applicable Transferor Fortive DC Plan to the applicable Altra non-U.S. defined contribution plan. Such transfer of assets and liabilities will be effected in accordance with applicable law and local custom and practice.

Treatment of Health and Welfare Plans

Newco Employees will generally cease participating in and accruing any benefits under Fortive’s welfare benefit plans as of the closing date of the Merger. Altra will establish or maintain health and welfare benefits plans providing medical, dental, vision, disability and life insurance coverage for Newco Employees. Fortive will be responsible for all welfare plan claims incurred but not paid prior to the effective time of the Merger, and Altra will be responsible for all welfare plan claims under Altra’s welfare benefit arrangements incurred from and after the effective time of the Merger.

Treatment of Paid Time Off

To the extent any Newco Employee is required under any collective bargaining agreement or by applicable law to be paid out at the effective time of the Merger for any vacation time, paid time-off and other time-off benefits that such Newco Employee had with the Fortive as of immediately before the effective time of the Merger, Fortive will pay such Newco Employee the amounts owed and the associated employment taxes, and Altra will promptly reimburse Fortive for the cost actually incurred by Fortive in paying such amounts.

To the extent payout at the effective time of the Merger is not required, Altra will credit each Newco Employee with the amount of accrued but unused vacation time, paid time-off and other time-off benefits that such Newco Employee had with the Fortive as of immediately prior to the effective time of the Merger. Altra will cause each Newco Employee to be eligible to use such accrued but unused time, provided that to the extent such accrued but unused time is in excess of the amount that would have been available to the Newco Employee had the Newco Employee’s service with Fortive been treated as service with Altra, then in lieu of using such excess time, Altra will pay the Newco Employee for such excess amount. As of the effective time of the Merger, each Newco Employee will be subject to Altra’s vacation policy for the year in which the closing date of the Merger occurs.

Treatment of Post-Retirement Benefits (OPEB)

As of the effective time of the Merger, Newco Employees will generally cease participating in Fortive’s U.S. post-retirement health and welfare plan, and Altra will establish and maintain a post-retirement health and welfare benefit plan for each Newco Employee with terms that are substantially similar to those provided to such Newco Employee under Fortive’s U.S. post-retirement health and welfare plan as of immediately prior to the effective time of the Merger. Fortive will retain all liabilities relating to Fortive’s U.S. post-retirement health and welfare plan in respect of each former employee of the A&S Business.

Treatment of Nonqualified Deferred Compensation Plan

Newco Employees will cease actively participating in and accruing benefits under Fortive’s nonqualified deferred compensation plan as of the effective time of the Merger. Altra will establish or maintain a nonqualified deferred compensation plan in which each Newco Employee who participated in Fortive’s nonqualified deferred compensation plan immediately prior to the effective time of the Merger will be eligible to participate as of the effective time of the Merger, with terms no less favorable than the terms of Fortive’s nonqualified deferred compensation plan as in effect immediately prior to the effective time of the Merger, provided that Altra will not be required to permit any participant to make elective deferral contributions other than those already in effect as of the execution date of the Merger Agreement. Fortive will transfer the liabilities (and any assets) related to Newco Employees under Fortive’s nonqualified deferred compensation plan to Altra’s nonqualified deferred compensation plan.

For purposes of Altra’s nonqualified deferred compensation plan, any account balances relating to Newco Employees will be credited with investment returns based on the performance of one or more notional funds that are available as an investment alternative pursuant to Altra’s nonqualified deferred compensation plan as in effect from time to time, as selected by the participant.

Treatment of Fortive Equity Incentive Awards

Each Fortive Option that is held by a Newco Employee and is vested and exercisable immediately before the effective time of the Merger will generally remain outstanding for 90 days following the closing date of the Merger. Each Fortive RSU that is held by a Newco Employee and is vested but not settled as of immediately before the effective time of the Merger will be settled, in accordance with its terms, in shares of Fortive common stock on or as soon as practicable following the closing date of the Merger. If any vested Fortive Options remain unexercised as of the end of such 90-day period, such vested options will be automatically exercised prior to expiration. With respect to Fortive Options and Fortive RSUs held by retirement-eligible Newco Employees that are non-forfeitable as of the effective time of the Merger, Altra and Fortive entered into a side letter to the Employee Matters Agreement on June 5, 2018, which provides that Fortive will retain such awards and allow them to continue to vest in accordance with the terms and conditions of the Fortive Equity Plan and the applicable award agreement. All such Fortive Options and Fortive RSUs may be equitably adjusted in accordance with the terms and conditions of the Fortive Equity Plan and the applicable award agreement. Fortive does not believe that any adjustments will be made in the event that this Exchange Offer is fully subscribed.

All Fortive Options and Fortive RSUs that are held by a Newco Employee and that are not vested immediately before the effective time of the Merger will generally be cancelled by Fortive immediately before the effective time of the Merger and replaced by Altra with grants of Altra’s restricted stock or restricted stock units, in each case, with comparable value and comparable remaining vesting schedules of the cancelled Fortive Options and Fortive RSUs held by the employee before the effective time of the Merger (as described further below).

The value of each cancelled Fortive Option (the “Cancelled Fortive Option Value”) is calculated as follows: (i) for each Fortive Option granted prior to February 1, 2018, the Cancelled Fortive Option Value is the spread value of the cancelled Fortive Option determined using the VWAP of Fortive common stock trading on the “regular way” basis on the New York Stock Exchange for each of the twenty (20) consecutive trading days ending on (and including) the day before the closing date of the Merger and (ii) for each Fortive Option granted on or after February 1, 2018, the Cancelled Fortive Option Value is an amount equal to the grant date value of such Fortive Option that was communicated by Fortive to the optionee at the time of grant. The value of each cancelled Fortive RSU (the “Cancelled Fortive Restricted Stock Unit Value”) is equal to the total number of shares of Fortive common stock subject to the Fortive RSU multiplied by the VWAP of Fortive common stock trading on the “regular way” basis on the New York Stock Exchange for each of the twenty (20) consecutive trading days ending on (and including) the day before the closing date of the Merger. Together, the Cancelled Fortive Option Value and the Cancelled Fortive Restricted Stock Unit Value are referred to herein as the Cancelled Fortive Equity Award Value.

As soon as practicable following the closing date of the Merger, and in any event within thirty (30) days thereafter, Altra will grant to each Newco Employee who is a holder of a cancelled Fortive Equity Award a number of Altra shares of restricted stock (or restricted stock units) equal to the quotient of (i) such Newco Employee’s Cancelled Fortive Equity Award Value and (ii) the VWAP of Altra common stock trading on the “regular way” basis on the Nasdaq Stock Market for each of the twenty (20) consecutive trading days ending on (and including) the day before the closing date of the Merger. In addition, as soon as practicable following the closing date of the Merger, and in any event within thirty (30) days thereafter, Fortive will pay Altra an amount in cash equal to the sum of (A) the excess, if any, of the aggregate Cancelled Fortive Equity Award Value over $17,100,000 and (B) $4,000,000, provided that if the aggregate Cancelled Fortive Equity Award Value is less than $17,100,000, then the amount in clause (B) in this sentence will equal $4,000,000 minus 23.4% of the amount by which $17,100,000 exceeds the aggregate Cancelled Fortive Equity Award Value.

The Altra restricted stock (or restricted stock units) granted in accordance with the terms of the preceding paragraph will be subject to the terms and conditions of the applicable stock plan maintained by Altra pursuant to which they are granted and an award agreement provided by Altra thereunder, which award agreement will contain terms and conditions that are no less favorable than the terms and conditions for Altra restricted stock (or restricted stock units) provided to similarly situated employees of Altra in the applicable jurisdiction. The vesting dates of any such Altra restricted stock (or restricted stock units) will be either (i) the same as the corresponding vesting date as applied to the corresponding cancelled Fortive Equity Award or (ii) such earlier or later vesting date that is consistent with a regular vesting date under the applicable stock plan maintained by Altra, provided that in no event may any such later vesting date be more than thirty (30) days later than the date that would have applied pursuant to clause (i) of this sentence.

If either: (i) the Altra stock plans do not have a sufficient number of shares of Altra common stock reserved for issuance in order to make the grants of Altra restricted stock (or restricted stock units) as described above, or (ii) the vesting period with respect to any portion of the Altra restricted stock (or restricted stock units) would be less than six months, then Altra will issue awards (to the extent of the shortfall in the number of reserved shares or as otherwise permitted with respect to awards with a vesting period of less than six months) in the form of either (x) cash-settled restricted stock units tracking the value of shares of Altra common stock with an equivalent grant date value or (y) a fixed cash retention award subject to the vesting period described in the preceding paragraph. In addition, if the Altra board of directors (or a committee thereof) does not approve the grant of Altra restricted stock (or restricted stock units) as described above, then Altra will issue such replacement awards in the form of cash-settled restricted stock units tracking the value of shares of Altra common stock with an equivalent grant date value rather than in the form of Altra restricted stock (or restricted stock units).

Miscellaneous

The indemnification and dispute resolution procedures in the Employee Matters Agreement are generally consistent with those under the Separation Agreement. The Employee Matters Agreement is governed by Delaware law.

Tax Matters Agreement

In connection with the Transactions, Fortive, Newco and Altra will enter into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the Distribution and certain related transactions to qualify for their intended tax treatment. The Tax Matters Agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests, and assistance and cooperation on tax matters. This summary is qualified by reference to the complete text of the form of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this document is a part.

In general, the Tax Matters Agreement governs the rights and obligations of Fortive, on the one hand, and Newco and Altra, on the other hand, after the Distribution with respect to taxes for both pre-Distribution and post-Distribution periods. Under the Tax Matters Agreement, Fortive generally is responsible for pre-Distribution income and non-income taxes (including income and non-income taxes attributable to the A&S Business, any U.S. federal income taxes imposed on Fortive’s U.S. federal consolidated group for any period and certain taxes attributable to the one-time transition tax on accumulated foreign earnings under recent legislation commonly referred to as the Tax Cuts and Jobs Act) and certain transaction and transfer taxes arising from the Newco Contribution, the Distribution and certain related transactions; and Newco is responsible for all post-Distribution income and non-income taxes attributable to the A&S Business. Furthermore, each party is responsible for any taxes imposed on Fortive that arise from the failure of the Distribution, the Merger and certain related transactions to qualify as tax-free transactions to the extent that such failure to qualify is attributable to certain actions (described below) taken by such party.

The Tax Matters Agreement further provides that Newco will indemnify Fortive for (i) all taxes for which Newco is responsible as described above, (ii) certain taxes incurred by Fortive or any subsidiary of Fortive by reason of the breach after the Distribution by Newco of any of its representations, warranties or covenants under the Tax Matters Agreement and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses). Fortive will indemnify Newco for (i) all taxes for which Fortive is responsible as described above, (ii) certain taxes incurred by Newco or any subsidiary of Newco by reason of a breach by Fortive or any subsidiary of Fortive (including at or prior to the Distribution, Newco) of any of their respective representations, warranties or covenants under the Tax Matters Agreement and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses). Neither party’s obligations under the agreement will be limited in amount or subject to any cap.

The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. Fortive will generally be responsible for preparing and filing any tax return that includes Fortive or any of its subsidiaries (as determined immediately after the Distribution), including those that also include Newco and/or any of its subsidiaries. Newco will generally be responsible for preparing and filing any tax returns that include only Newco and/or any of its subsidiaries. The party responsible for preparing and filing a given tax return will generally have primary authority to control tax contests related to any such tax return. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

In addition, the Tax Matters Agreement generally will prohibit Newco, Altra, and their affiliates from taking certain actions that could cause the Distribution, the Merger and certain related transactions to fail to qualify as tax-free transactions. In particular, unless an exception applies, for a two-year period following the date of the Distribution, Newco may not:

•	enter into any transaction or series of transactions (or any agreement, understanding or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of Newco (taking into account the stock of Newco acquired pursuant to the Merger);

•	redeem or repurchase any stock or stock rights, except to the extent consistent with guidance issued by the IRS;

•	amend its certificate of incorporation or take any other action affecting the relative voting rights of its capital stock;

•	merge or consolidate with any other person (other than pursuant to the Merger);

•	take any other action that would, when combined with any other direct or indirect changes in ownership of Newco capital stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock comprising 50% or more of the vote or value of Newco, or would reasonably be expected to adversely affect the tax-free status of certain of the Transactions;

•	discontinue the active conduct of the A&S Business; or

•	sell, transfer or otherwise dispose of assets (including stock of subsidiaries) that constitute 40% or more of the consolidated gross assets of Newco and/or its subsidiaries (subject to exceptions for, among other things, ordinary course dispositions and repayments or prepayments of Newco debt).

If Newco intends to take any such restricted action, Fortive is required to cooperate with Newco in obtaining a supplemental IRS Ruling or permitting Newco to obtain an unqualified tax opinion acceptable to Fortive to the effect that such action will not affect that status of the Distribution, the Merger and certain related transactions as tax-free transactions. However, if Newco takes any of the actions above and such actions result in tax-related losses to Fortive, then Newco generally is required to indemnify Fortive for such losses, without regard to whether Fortive has obtained such an IRS Ruling, received an unqualified tax opinion or given Newco prior consent.

The Tax Matters Agreement is binding on and will inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement. Further, as of the effective time of the Merger, Altra will be subject to the obligations and restrictions imposed on Newco, including, without limitation, with respect to the restrictions on Newco described above.

Transition Services Agreement

In connection with the Transactions, Fortive and Newco will enter into the Transition Services Agreement, effective as of the closing of the Merger. In order to facilitate the transition of the A&S Business to Newco (which, after the Merger, will be a wholly-owned subsidiary of Altra), under the Transition Services Agreement, Fortive and its affiliates will provide Newco with specified support services and other assistance for a limited time following the closing of the Merger.

The Transition Services Agreement also addresses certain matters with respect to the provision of such services, including the management of the relationship between the parties, the use of and access to each other’s records, confidentiality and proprietary rights.

The term of the Transition Services Agreement is currently contemplated to be for a period commencing at the effective time of the Merger and ending on a date to be agreed upon, unless earlier terminated as provided in the Transition Services Agreement, although the individual terms of certain services may expire prior to the end of the term of the Transition Services Agreement itself. Newco will not have the option of extending the services provided under the Transition Services Agreement.

Newco will generally be able to terminate any services provided by giving 30 days written notice to Fortive. Once Newco has terminated any of the services, Newco will not be permitted to request such services be resumed pursuant to the Transition Services Agreement.

Each party to the Transition Services Agreement generally agrees to indemnify the other party and other party’s related parties from claims related to the indemnifying party’s breach of its obligations under the Transition Services Agreement.

IP License Agreement

As of the Separation Date, pursuant to the IP License Agreement, Fortive will grant Newco a perpetual and irrevocable, non-exclusive license to certain retained patents, copyrights and trade secrets owned by Fortive and used by Newco as of the closing of the Separation and the Merger, and Newco will grant Fortive a perpetual and irrevocable, non-exclusive license to certain patents, copyrights and trade secrets owned by Newco and used by Fortive as of the closing of the Separation and the Merger. The IP License Agreement will provide for applicable requirements and restrictions regarding use and sublicensing of the licensed intellectual property.

DESCRIPTION OF CAPITAL STOCK OF ALTRA AND THE COMBINED COMPANY

The rights of Altra stockholders are governed by Delaware law, the Altra Charter and the Altra Bylaws, which are included as exhibits to Altra’s filings with the SEC.

The following description of Altra’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Altra Charter and the Altra Bylaws.

General

As of the date of this document, Altra’s authorized capital stock consists of 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, issuable in one or more series. As of July 17, 2018, there were 29,387,971 shares of Altra common stock issued and outstanding and no shares of Altra preferred stock issued and outstanding.

If Altra stockholders approve the Charter Amendment at the special meeting, the number of authorized shares of Altra common stock will be increased to 120,000,000 shares pursuant to an amendment to the Altra Charter prior to the time of closing of the Merger.

Altra has adopted and maintains equity incentive plans and stock purchase plans pursuant to which Altra is authorized to issue stock, stock options and other types of equity-based compensation to employees, directors and consultants. As of May 1, 2018, awards and other rights or options to acquire shares of Altra common stock were outstanding under these plans that represented rights or options to acquire approximately 750,000 shares of Altra common stock and Altra had reserved approximately 750,000 additional shares of Altra common stock for future issuances under these plans.

Common Stock

Holders of Altra common stock are entitled to dividends as declared by the Altra board of directors from time to time after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of preferred stock then outstanding. Holders of Altra common stock are entitled to one vote per share on all matters submitted for action by the stockholders and may not cumulate votes for the election of directors. Holders of Altra common stock have no preemptive or subscription rights and have no liability for further calls or assessments. In the event of the liquidation, dissolution or winding up of Altra’s business, holders of Altra common stock will be entitled to receive, pro rata, all of Altra’s remaining assets available for distribution, after satisfaction of the prior preferential rights of any preferred stock then outstanding and the satisfaction of all of Altra’s debts and liabilities.

Preferred Stock

Under the Altra Charter, the Altra board of directors of directors is authorized, without further stockholder action, to provide for the issuance from time to time of up to 10,000,000 shares of Altra preferred stock in one or more series and to establish the voting powers, designations, preferences and rights and other terms of the preferred stock, as may be set forth in a certificate of amendment to the Altra Charter providing for the issuance of the preferred stock as adopted by the Altra board of directors or a duly authorized committee thereof. There are currently no shares of preferred stock outstanding.

Certain Anti-Takeover Effects of Provisions of the Altra Charter and the Altra Bylaws

Altra is subject to the following provisions of Delaware Law, the Altra Charter and the Altra Bylaws which may have the effect of discouraging unsolicited acquisition proposals regarding Altra or delaying or preventing a change in control of the Altra board of directors:

Section 203 of the DGCL. As a Delaware corporation that has a class of voting stock listed on a national securities exchange, Altra is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time at which such person became an interested stockholder unless: (i) prior to such time, the Altra board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder, (ii) upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation’s outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans or (iii) the business combination is approved by both the Altra board of directors and by holders of at least 66 and two-thirds percent of the corporation’s outstanding voting stock (at a meeting and not by written consent), excluding shares owned by the interested stockholder. For these purposes, a “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder,” and “interested stockholder” means a stockholder that, together with its affiliates and associates, owns (or, under certain circumstances, has owned within the prior three years) more than 15% of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Altra has not made this election.

Board of Directors. The Altra board of directors currently consists of eight directors, but the number of directors may be increased to any number or decreased to any number, not less than one director, by resolution of the Altra board of directors. As of immediately following the effective time of the Merger, Altra will increase the size of its board of directors by one member, creating a vacancy, and one individual selected by Fortive (which individual is currently anticipated by Altra and Fortive to be Patrick K. Murphy, Fortive’s Senior Vice President) will be appointed to fill such vacancy and will, subject to the fiduciary duties of Altra’s board of directors, be nominated for re-election at the expiration of such director’s initial term. However, if Fortive’s designated director: (i) is unwilling or unable to serve at the effective time of the Merger, (ii) is unwilling or unable to serve when such new term starts or (iii) is not nominated to serve such new term, then Fortive will designate a replacement, acceptable to Altra in its sole discretion, for such director before the effective time of the Merger or the start of such new term, as applicable. Directors may be removed with or without cause, and vacancies on the Altra board of directors, including any vacancy created by an increase in the number of directors, may be filled solely by an affirmative vote of a majority of the directors remaining in office, even though less than a quorum. If the Altra board of directors fills a vacancy, the director’s term expires at the next stockholders meeting at which directors are elected.

Stockholder Nominations and Proposals. The Altra Bylaws require that advance notice of nominees for election as directors be made by a stockholder or stockholder proposals be given to Altra’s corporate secretary, together with certain specified information, no later than 90 days or earlier than 120 days before the anniversary of the immediately preceding annual meeting of stockholders.

Special Meetings of Stockholders. Special meetings of Altra’s stockholders may be called only by the Altra board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of directors then in office.

Preferred Stock. Under the Altra Charter, the Altra board of directors is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series and to establish the voting powers, designations, preferences and rights and other terms of the preferred stock.

Listing

Altra common stock trades on Nasdaq under the trading symbol “AIMC.”

Transfer Agent

The transfer agent and registrar for Altra common stock is American Stock Transfer & Trust Co.

DESCRIPTION OF NEWCO COMMON STOCK

The following is a summary of the material terms of the Newco common stock and the material provisions of the Newco Certificate of Incorporation and Newco Bylaws, but does not purport to describe all of the terms thereof. After the Merger, the Newco Certificate of Incorporation and Newco Bylaws will be amended pursuant to the form bylaws and form certificate of incorporation attached as Exhibits B and C to the Merger Agreement.

Newco Common Stock

Newco’s authorized capital structure consists of one class of common stock and no classes of preferred stock. All shares of Newco common stock are identical with each other in every respect. Currently, there are 100 shares of common stock outstanding, all of which are held by the sole stockholder of Newco, Fortive. In connection with the Separation, the Distribution and the Merger, Newco will issue a number of additional shares of Newco common stock to Fortive such that the total number of shares of common stock held by Fortive is equal to the number of shares of Altra common stock to be issued in the Merger. In the Distribution, Fortive will distribute 100% of the shares of Newco common stock to Fortive stockholders either through a spin-off or a combination of an exchange offer, followed by a spin-off distribution (in the event this Exchange Offer is not fully subscribed). In this Exchange Offer, Fortive will offer its stockholders the option to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock. In the event this Exchange Offer is not fully subscribed, Fortive will distribute the remaining shares of Newco common stock owned by Fortive on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after consummation of this Exchange Offer.

Following the effective time of the Merger, the merger exchange agent will distribute shares of Altra common stock and cash in lieu of fractional share interests to the holders of Fortive common stock who validly tendered their shares in this Exchange Offer and to the holders of record of Fortive common stock for the pro rata spin-off distribution (in the event this Exchange Offer is not fully subscribed). Fortive stockholders will not physically receive any certificated shares of Newco common stock. For additional information, see the section titled “The Transactions—The Separation and Distribution.”

General

Upon consummation of the Distribution, Fortive shall effect the distribution of all of the outstanding shares of Newco common stock to Fortive stockholders. No holder of shares of Newco common stock will be entitled to preemptive, redemption or conversion rights.

Voting Rights

Generally, Newco’s board of directors has broad powers to conduct Newco’s business and affairs, except for matters expressly reserved under Newco’s Certificate of Incorporation or Newco’s Bylaws or under the DGCL to the stockholders for decision. Fortive is currently the sole stockholder of Newco. The stockholders of Newco may approve a matter or take any action at a meeting or without a meeting by the written consent of the stockholders. Matters requiring consent of the stockholders include: electing and removing directors to the Newco board of directors and amending the Newco Bylaws (which also may be amended by a majority vote of the Newco board of directors).

Dividend and Distribution Rights

The Newco board of directors shall determine profits available for distribution and the amount, if any, to be distributed to the stockholders, and shall authorize and distribute on the common stock, the determined amount when, as and if, declared by the board of directors. The distributions of Newco shall be allocated entirely to the stockholders.

Liquidation Rights

Under §281 of the DGCL, in the event of liquidation, dissolution or winding up of Newco’s business, holders of shares of Newco common stock will be entitled to receive, pro rata, all of Newco’s remaining assets available for distribution, after satisfaction of all of Newco’s debts and liabilities.

Trading Market

There currently is no trading market for Newco common stock.

Newco Bylaws

Organization; Purpose

Newco was formed on February 13, 2018, under the DGCL. Newco is permitted to engage in any business, purpose or activity which a corporation formed under Delaware law may lawfully conduct.

Board of Directors

The board of directors currently consists of three individuals. The presence of a majority of the directors then in office constitutes a quorum at any meeting of the board of directors, and all actions of the board of directors require the affirmative vote of a majority of the directors then in office.

Newco’s board of directors shall be between one and fifteen members, with the exact number of the board of directors to be determined from time to time by the board of directors. Each director shall be elected by the stockholders at the annual meeting of the stockholders and shall serve until the next annual meeting of the stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier removal, resignation or death. The stockholders may remove any director from the board of directors at any time, with or without cause.

In addition, the board of directors shall have the authority to appoint and terminate officers of Newco and retain and terminate employees, agents and consultants of Newco and to delegate such duties to such officers, employees, agents and consultants as the board of directors deems appropriate, including the power, acting individually or jointly, to represent and bind Newco in all matters, in accordance with the scope of their respective duties.

Indemnification and Exculpation

The Newco Bylaws eliminate the personal liability of directors and officers of Newco and any directors and officers of Newco serving at the request of Newco as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (each referred to as a “covered person”) if the covered person (i) acted in good faith in the reasonable belief that such act or omission is in, or is not contrary to, the best interests of Newco, and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

To the fullest extent permitted by the DGCL, the Newco Bylaws require that Newco indemnify and hold harmless each covered person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative) (each referred to as a claim), in which the covered person may be involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he or she is a covered person. A covered person is not entitled to indemnification under the Newco Bylaws with respect to (i) any claim as to which such covered person has been adjudged to be liable to Newco unless a court in which the claim was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity; or (ii) any claim initiated by such covered person unless such claim (A) was brought to enforce such covered person’s rights to indemnification under the Newco Bylaws or (B) was authorized or consented to by Newco’s board of directors. Expenses may be paid in advance of the final disposition of such claim upon receipt by Newco of an undertaking by or on behalf of such covered person to repay such amount if it shall be ultimately determined that such covered person is not entitled to be indemnified by Newco as authorized by the Newco Bylaws.

Amendment of the Newco Bylaws

The Newco Bylaws may be amended by the stockholders or the board of directors of Newco.

Termination and Dissolution

Newco’s existence is perpetual unless dissolved sooner upon a majority vote of the outstanding stock of Newco entitled to vote under Section 275 of the DGCL.

COMPARISON OF RIGHTS OF HOLDERS OF FORTIVE COMMON STOCK AND ALTRA COMMON STOCK

Each of Altra, Fortive and Newco is a Delaware corporation subject to the provisions of the DGCL. Holders of Fortive common stock, whose rights are currently governed by the Fortive Charter, Fortive Bylaws and the DGCL, will, with respect to the shares validly tendered and exchanged immediately following this Exchange Offer, become stockholders of Altra, and their rights will be governed by the Altra Charter, the Altra Bylaws and the DGCL.

The following description summarizes the material differences between the rights associated with Fortive common stock and Altra common stock that may affect Fortive stockholders whose shares are accepted for exchange in this Exchange Offer and who will obtain shares of Altra common stock in the Merger. While Fortive and Altra believe this summary covers the material differences between the two, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The following description is qualified in its entirety by, and Fortive stockholders should read carefully, the Fortive Charter, the Fortive Bylaws, the Altra Charter and the Altra Bylaws. The Fortive Charter and Fortive Bylaws have been publicly filed with the SEC as exhibit 3.1 and exhibit 3.2, respectively, to Fortive’s Form 8-K filed June 9, 2017. The Altra Charter and the Altra Bylaws have been publicly filed with the SEC as exhibit 3.1 to Altra’s Form 10-K filed October 27, 2008 and as exhibit 3.2 to Altra’s Form 10-K filed December 4, 2006, respectively. See also “Description of Capital Stock of Altra and the Combined Company.”

Authorized Capital Stock

The following table sets forth the authorized and issued capital stock of Fortive and Altra as of July 17, 2018 without giving effect to this Exchange Offer or the Charter Amendment.

Class of Security	Authorized	Outstanding
Fortive:
Common Stock, par value $0.01 per share	2,000,000,000	349,136,646
Preferred Stock, par value $0.01 per share	15,000,000	1,380,000 5.00% Mandatory Convertible Preferred Stock, Series A
Altra:
Common Stock, par value $0.001 per share	90,000,000	29,387,971
Preferred Stock, par value $0.001 per share	10,000,000	0

STOCKHOLDER RIGHT	FORTIVE	ALTRA
Voting Rights	Each holder of Fortive common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders entitled to vote on such question. The holders of Fortive common stock do not have cumulative voting rights in the election of directors.	Each holder of Altra common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders entitled to vote on such question. The holders of Altra common stock do not have cumulative voting rights in the election of directors.

Rights of Holders of Preferred Stock	The Fortive Charter provides that Fortive’s board of directors is authorized to establish the designation, relative rights, preferences, qualifications, limitations or restrictions of any series of preferred stock of Fortive.	The Altra Charter provides that Altra’s board of directors is authorized to establish the designation, relative rights, preferences, qualifications, limitations or restrictions of any series of preferred stock of Altra.

STOCKHOLDER RIGHT	FORTIVE	ALTRA

Number and Classification of Board of Directors

Effective June 7, 2017, the Fortive Charter was amended to declassify the Fortive board of directors beginning with the 2019 Annual Meeting of Shareholders, with directors elected to a one-year term following the expiration of the directors’ existing terms and with annual election of all directors beginning at the 2021 Annual Meeting of Shareholders. Pending the declassification, the board of directors is divided into three classes, and directors are elected to hold office for a three-year term expiring at the date of the third annual meeting at which the director was elected.

The Fortive Bylaws provide that board of directors consists of not less than three and no more than fifteen members, with the exact number of directors determined from time to time by resolution of the board of directors. The Fortive board of directors currently consists of 7 directors.

The Altra Charter and Altra Bylaws provide that the number of directors shall be fixed solely by resolution of the Altra board of directors. The Altra board of directors currently consists of 8 directors.

Majority Voting for Directors	Under the Fortive Bylaws, directors are elected by a majority of the votes cast at the annual meeting of Fortive stockholders.	Under the Altra Charter and Altra Bylaws, directors are elected by a plurality of the votes properly cast on the election of directors.

Removal of Directors	Effective June 7, 2017, the Fortive Charter was amended to provide that, once the board of directors is fully declassified as of the 2021 Annual Meeting of Shareholders, directors of Fortive may be removed with or without cause. Until then, any director who is still classified may be removed only for cause.	The Altra Charter and Altra Bylaws provide that, subject to the rights, if any, of the holders of any preferred stock to remove any director whom the holders of any such stock have the right to elect, any director of Altra may be removed with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Vacancies on the Board of Directors	The Fortive Charter provides that, subject to the rights of holders of preferred stock entitled to elect directors, any vacancy on the board of directors that results from any	The Altra Charter and Altra Bylaws provide that, subject to the rights of holders of any preferred stock entitled to elect directors and fill vacancies relating thereto, any

STOCKHOLDER RIGHT	FORTIVE	ALTRA
	reason, including by an increase in the number of directors, may be filled by a majority of the board of directors then in office, even though less than a quorum, or by a sole remaining director.	vacancy on the board of directors that results from any reason, including by an increase in the number of directors, shall be filled solely by the affirmative vote of a majority of the board of directors then in office, even if less than a quorum.

Special Meetings of Stockholders	The Fortive Charter and the Fortive Bylaws provide that, except as otherwise required by law and subject to the rights of the holders of preferred stock, a special meeting of stockholders may be called for any purpose by the Secretary pursuant to a written request delivered to the Secretary by (i) the Chairman of the board or directors, (ii) the Chief Executive Officer or (iii) the board of directors pursuant to a resolution adopted by a majority of the entire board of directors.	The Altra Charter provides that a special meeting of stockholders may be called only by the Altra board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

Stockholder Action by Written Consent	The Fortive Bylaws specifically deny the ability of the stockholders to consent in writing to the taking of any action, unless expressly provided by the terms of any series of preferred stock permitting the holders of such preferred stock to act by written consent.	The Altra Charter and Altra Bylaws specifically deny the ability of the stockholders to consent in writing to the taking of any action.

Quorum of Stockholders	Under the Fortive Bylaws, except as otherwise provided by law, the holders of a majority in voting power of the shares of Fortive issued and outstanding and entitled to vote at the meeting of the stockholders, present in person or represented by proxy, constitutes a quorum for all purposes.	Under the Altra Bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at any meeting of the stockholders.

Advance Notice Procedures for a Stockholder Proposal or Director Nomination	A stockholder of record entitled to vote at an annual meeting may request business to be brought before such meeting or may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with proper content as set forth in the Fortive Bylaws to the	A stockholder of record at the time of giving notice entitled to vote at an annual meeting and present (in person or by proxy) may request business to be brought before such meeting or may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with

STOCKHOLDER RIGHT	FORTIVE	ALTRA
	Secretary of Fortive (i) not less than 90 nor more than 120 days prior to the one-year anniversary of the prior year’s annual meeting, provided that the date of the current year’s annual meeting is within 30 days from the one-year anniversary of the prior year’s annual meeting and (ii) with respect to any other annual meeting of stockholders, not later than the tenth day following the date the public disclosure of the date of the current year’s annual meeting was made.	proper content as set forth in the Altra Bylaws to the Secretary of Altra at the principal executive offices of Altra (i) not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the one-year anniversary of the prior year’s annual meeting or (ii) in the event the date of the current year’s annual meeting is advanced by more than 30 days before or delayed by more than 60 days after the one-year anniversary of the prior year’s annual meeting, not later than the close of business on the 90th day prior to the date fixed by the Altra board of directors for the current year’s annual meeting or the 10th day following the day on which date of such meeting is publicly announced nor earlier than the close of business on the 120th day prior to the date fixed by the Altra board of directors for such meeting.

Proxy Access	Under the Fortive Bylaws, a Fortive stockholder, or group of up to 20 Fortive stockholders, owning 3% or more of outstanding shares of Fortive common stock continuously for at least three years may nominate and include in Fortive’s proxy materials directors constituting up to 20% of the board of directors.	Under the Altra Bylaws, for an Altra stockholder to properly bring a nomination of a director before an annual meeting of Altra’s stockholders, the Altra stockholder must have given timely notice to the Secretary of Altra and such notice must be in proper form.

Amendment of Charters	Fortive has the right to amend, alter, change or repeal any provision of the Fortive Charter, provided that an affirmative vote of at least 80% of the voting power of the shares entitled to vote for the election of directors is required to amend, alter, change or repeal or to adopt any provision inconsistent with Article V (Board of Directors), Article VI (Stockholders), Article VII (Limitation on Liability; Indemnification) and Article IX (Amendment).	The Altra Certificate may be amended as permitted under Section 242 of the DGCL.

Amendment of Bylaws	Under the Fortive Charter, the Fortive Bylaws may be adopted,	The Altra Bylaws may be amended or repealed (i) by the Altra board of

STOCKHOLDER RIGHT	FORTIVE	ALTRA
	amended or repealed by a majority vote of the entire board of directors without the assent of vote of the stockholders. The stockholders also have the power to adopt, amend or repeal the Fortive Bylaws by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote for the election of directors and any vote of the holders of any class or series of stock required by law.	directors by the affirmative vote of a majority of the directors then in office or (ii) at any annual meeting of the stockholders, or any special meeting of the stockholders called for such purpose, by the affirmative vote of a majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class.

Dividends	Under the Fortive Bylaws, dividends upon the capital stock of Fortive, may be declared by the board of directors at any regular or special meeting or by action by written consent, and may be paid in cash, in property or in shares of the capital stock.	Under the Altra Charter and Altra Bylaws, dividends upon the capital stock of Altra may be declared by the board of directors at any regular or special meeting, in accordance with applicable law.

Limitation of Liability of Directors and Officers

The Fortive Charter provides that to the fullest extent permitted by the DGCL, no director of Fortive will be personally liable to Fortive or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director will be liable to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to Fortive or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which such director derived an improper personal benefit.

Fortive indemnifies to the fullest extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding by reason of the fact that he is or was a director or officer of Fortive or by reason of the fact that such director or officer is or was serving, at the request of Fortive, any

The Altra Charter provides that to the fullest extent permitted by the DGCL, no director of Altra will be personally liable to Altra or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director will be liable to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to Altra or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which such director derived an improper personal benefit.

Altra indemnifies to the fullest extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding by reason of the fact that he is or was a director or officer of Altra or by reason of the fact that such director or officer is or was serving, at the request of Altra, any

STOCKHOLDER RIGHT	FORTIVE	ALTRA

other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

The Fortive Bylaws also provide that: (1) Fortive may advance expenses, as incurred, to its directors and officers in connection with defending a legal proceeding, subject to limited exceptions; and (2) the indemnification and advancement of expenses provided in the Fortive Bylaws are not exclusive.

other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

The Altra Bylaws also provide that: (1) Altra may advance expenses, as incurred, to its directors and officers in connection with defending a legal proceeding, subject to limited exceptions; and (2) the indemnification and advancement of expenses provided in the Altra Bylaws are not exclusive.

Exclusive Forum	The Fortive Charter provides that, unless Fortive consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Fortive; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of Fortive to Fortive or Fortive stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; or (iv) any action asserting a claim governed by the internal affairs doctrine. In the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware.	Neither the Altra Charter nor the Altra Bylaws contain an exclusive forum provision.

Certain Anti-Takeover Effects of Provisions of the Altra Charter, the Altra Bylaws and Delaware Law

Provisions of the Altra Charter and the Altra Bylaws could make the acquisition of Altra and the removal of incumbent directors more difficult. For a description of these provisions, see “Description of Altra Capital Stock—Certain Anti-Takeover Effects of Provisions of the Altra Charter and the Altra Bylaws.”

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

The following is a general discussion of the U.S. federal income tax consequences of the Distribution and the Merger to holders of Fortive common stock that receive Altra common stock, and cash in lieu of fractional shares of Altra common stock, in the Distribution and the Merger. The following discussion is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is limited to holders of Fortive common stock that are U.S. holders, as defined below, and that hold their shares of Fortive common stock as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances, nor does it address any consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who are subject to the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who actually or constructively own 5% of more of Fortive’s common stock, persons who acquire their shares of Fortive common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Fortive common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or non-U.S. tax consequences, or the consequences of the Medicare tax on net investment income. Holders of Fortive common stock should consult their tax advisors as to the particular tax consequences to them as a result of the Transactions.

For purposes of this discussion, a U.S. holder is a beneficial owner of Fortive common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Fortive common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Fortive common stock should consult its tax advisor regarding the tax consequences of the Transactions.

Treatment of the Distribution

The completion of the Newco Contribution and the Distribution is conditioned upon the receipt by Fortive of the Distribution Tax Opinion to the effect that (among other things), for U.S. federal income tax purposes, the Newco Contribution, taken together with the Distribution, will qualify as a reorganization under Sections 368(a), 361 and 355 of the Code. Assuming that the Distribution so qualifies, for U.S. federal income tax purposes:

•

Fortive will not recognize income, gain or loss on the Newco Contribution or the Distribution, except to the extent the Cash Dividend exceeds Fortive’s adjusted tax basis in the Newco common stock or, if the Debt Exchange is not reasonably likely to be consummated in an amount equal to the Above-Basis Amount at the time of the Distribution, Fortive elects to require Newco (a) to issue to Fortive the Newco Securities or (b) to borrow an amount up to the Above-Basis Amount pursuant to the Bridge Facility and distribute the net proceeds thereof to Fortive;

•	holders of Fortive common stock will recognize no income, gain or loss upon the receipt of Newco common stock in the Distribution;

•	the tax basis of Newco common shares, including any fractional shares, received in this Exchange Offer in the hands of a holder of Fortive common stockholder who exchanges Fortive common stock for Newco common stock in this Exchange Offer will be, immediately after this Exchange Offer, the same as the tax basis of the shares of Fortive common stock exchanged therefor; and

•	each Fortive stockholder’s holding period in the Newco common stock received in the Distribution will include the holding period of the Fortive common stock exchanged therefor.

In the event that Fortive undertakes the spin-off (if this Exchange Offer is not fully subscribed), undertaking a pro rata distribution of any remaining Newco common stock, for U.S. federal income tax purposes, the aggregate tax basis of the shares of Fortive common stock (excluding any Fortive common stock exchanged for Newco common stock in this Exchange Offer) and Newco common stock distributed in the spin-off, in the hands of each Fortive stockholder immediately after the spin-off, will be the same as the aggregate tax basis of the shares of Fortive common stock held by such holder immediately before the spin-off (excluding any Fortive common stock exchanged for Newco common stock in this Exchange Offer), allocated between such shares of Fortive common stock and Newco common stock in proportion to their relative fair market values immediately following the spin-off. In that event, each Fortive stockholder’s holding period in the Newco common stock received in the spin-off will include the holding period of the Fortive common stock with respect to which the Newco common stock were received.

The Distribution Tax Opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by Fortive and Newco. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the Distribution, the Distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the Distribution Tax Opinion could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Fortive and its stockholders could be materially less favorable. Fortive also intends to seek a ruling from the IRS regarding certain issues relevant to the qualification of the Distribution and certain other aspects of the Separation for tax-free treatment for U.S. federal income tax purposes. Although the IRS Ruling, if received, will generally be binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request.

If this Exchange Offer were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, each Fortive stockholder who receives Newco common stock in this Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the Newco common stock received by the stockholder in this Exchange Offer and its tax basis in the shares of Fortive common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the Newco common stock received by the stockholder in this Exchange Offer. If the spin-off (in the event this Exchange Offer is not fully subscribed) were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, each Fortive stockholder who receives Newco common stock in the spin-off would generally be treated as receiving a taxable distribution equal to the fair market value of the Newco common stock received by the stockholder in the spin-off. In the event that a Fortive stockholder is treated as receiving a taxable distribution pursuant to this Exchange Offer or spin-off, such distribution would be treated as a taxable dividend to the extent of such Fortive stockholder’s ratable share of Fortive’s current or accumulated earnings and profits (as determined for U.S.

federal income tax purposes). To the extent the distribution exceeds such earnings and profits, the distribution will constitute a return of capital and will first reduce the stockholder’s basis in its Fortive stock, but not below zero, and then will be treated as a gain from the sale of the Fortive stock.

In addition, if the Distribution were determined not to qualify for non-recognition of gain and loss under Sections 355 and 368(a)(1)(D) of the Code, Fortive would generally recognize gain with respect to the transfer of Newco common stock in the Distribution in an amount equal to the excess, if any, of the fair market value of the Newco common stock distributed to Fortive’s stockholders over Fortive’s tax basis in such shares. Fortive would also recognize gain with respect to the receipt of certain Newco debt and cash in connection with the Newco Contribution and Distribution.

Even if the Distribution were to otherwise qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the Distribution would be taxable to Fortive (but not to Fortive’s stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Fortive or Newco, directly or indirectly (including stock of Altra after the Merger), as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions of Fortive, Newco or Altra stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Fortive, Newco or Altra may be able, depending on the facts and circumstances, to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Although it is expected that the Merger will be treated as part of such a plan, the Merger standing alone will not cause Section 355(e) of the Code to apply to the Distribution because holders of Newco common stock immediately before the Merger will hold more than 50% of the stock of the combined company (by vote and value) immediately after the Merger. However, if the IRS were to determine that other acquisitions of Fortive, Newco or Altra stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax to Fortive.

Treatment of the Merger

The completion of the Merger is conditioned upon the receipt by Fortive and Altra of Merger Tax Opinions to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The parties do not intend to seek a ruling from the IRS regarding such qualification.

Assuming that the Merger so qualifies, for U.S. federal income tax purposes:

•	Newco will not recognize income, gain or loss in the Merger;

•	except with respect to the receipt of cash in lieu of fractional shares of Altra common stock, a holder of Newco common stock will not recognize income, gain or loss upon the exchange of Newco common stock for Altra common stock in the Merger;

•	a stockholder’s aggregate tax basis in the shares of Altra common stock received in the Merger (including any fractional shares deemed received, as described below) will be equal to the stockholder’s aggregate tax basis in its Newco common stock surrendered for such shares of Altra common stock; and

•	a stockholder’s holding period in the Altra common stock received in the Merger (including any fractional shares deemed received, as described below) will include the holding period of the Newco common stock surrendered in the Merger.

Fortive stockholders that have acquired different blocks of Fortive common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Newco common stock distributed with respect to blocks of Fortive common stock and the Altra common stock received in exchange therefor in the Merger.

A holder that receives cash in lieu of a fractional share of Altra common stock generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis in the Newco common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holder’s holding period for its Newco common stock, as described above, exceeds one year at the effective time of the Merger. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to significant limitations.

The Merger Tax Opinions will be based upon various factual representations and assumptions, as well as certain undertakings made by Fortive, Altra and Newco. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the Merger Tax Opinions will be based are materially different from the facts at the time of the Distribution, the conclusions reached in the Merger Tax Opinions could be adversely affected and the Merger may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS or the courts. As a result, the conclusions expressed in the Merger Tax Opinions could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Newco and holders of Newco common stock could be materially less favorable. If the Merger were determined to be taxable, holders of Newco common stock would be considered to have made a taxable disposition of their shares of Newco common stock to Altra, and such stockholders would generally recognize taxable gain or loss on their receipt of Altra common stock in an amount equal to the difference between (i) the fair market value of such Altra common stock and (ii) the stockholder’s aggregate tax basis in the shares of Newco common stock surrendered, as described above.

The foregoing is a summary of the material U.S. federal income tax consequences to U.S. holders of the Distribution and the Merger under current law and for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under other tax laws or that may apply to particular categories of stockholders. Each Fortive stockholder should consult his, her or its own tax advisor as to the particular tax consequences of the Distribution and the Merger to such stockholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

SECURITY OWNERSHIP OF ALTRA COMMON STOCK

The following table sets forth certain information as of July 17, 2018, regarding the beneficial ownership of shares of Altra common stock by: (i) each person or entity known to Altra to be the beneficial owner of more than 5% of Altra common stock, (ii) each of Altra’s named executive officers, (iii) each member of the Altra board of directors and (iv) all members of the Altra board of directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules adopted by the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Altra common stock issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of July 17, 2018, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other stockholder. Percentage of beneficial ownership is otherwise based on 29,387,971 shares of common stock outstanding as of July 17, 2018.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock
Principal Securityholders:
Wellington Management Group LLP (2)	2,765,323	9.4%
The Vanguard Group (3)	2,377,442	8.1%
EARNEST Partners, LLC (4)	1,902,381	6.5%
BlackRock, Inc. (5)	1,819,026	6.2%
Wasatch Advisors, Inc. (6)	1,683,489	5.7%
Silvercrest Asset Management Group LLC (7)	1,591,707	5.4%
JPMorgan Chase & Co. (8)	1,458,761	5.0%
Named Executive Officers:
Carl R. Christenson (1)(9)	288,738	*
Christian Storch (1)(10)	101,600	*
Gerald Ferris (1)(11)	22,745	*
Glenn E. Deegan (1)(12)	54,177	*
Craig Schuele (1)(13)	76,501	*
Directors:
Edmund M. Carpenter (1)	40,483	*
Lyle G. Ganske (1)(14)	19,636	*
Margot L. Hoffman (1)	585	*
Michael S. Lipscomb (1)	12,157	*
Larry P. McPherson (1)(15)	78,136	*
Thomas W. Swidarksi (1)	8,579	*
James H. Woodward, Jr. (1)	11,998	*
All directors and executive officers as a group (13 persons) (16)	743,878	2.5%

*	Represents beneficial ownership of less than 1%.
(1)	Except as otherwise noted below, each of these individuals’ address of record is c/o Altra Industrial Motion Corp., 300 Granite Street, Suite 201, Braintree, Massachusetts 02184. To Altra’s knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons listed in the table have sole investment and voting power with respect to all Altra securities owned by them.
(2)	The address of Wellington Management Group LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210. A portion of the shares are held by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. Information and share amounts listed are derived from Wellington Management Group LLP’s Schedule 13G/A filed with the SEC on February 8, 2018, in which Wellington Management Group LLP states that it has shared voting power over 2,287,692 shares of Altra common stock, and shared dispositive power over 2,765,323 shares of Altra common stock.

(3)	The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. A portion of the shares are held by Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., each of which is a subsidiary of The Vanguard Group, Inc. Information and share amounts listed are derived from The Vanguard Group’s Schedule 13G/A filed with the SEC on February 12, 2018, in which The Vanguard Group states that it has sole voting power over 56,026 shares of Altra common stock, shared voting power over 5,421 shares of Altra common stock, sole dispositive power over 2,318,174 shares of Altra common stock, and shared dispositive power over 59,268 shares of Altra common stock.
(4)	The address of EARNEST Partners, LLC is 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309. Information and share amounts listed are derived from EARNEST Partners, LLC’s Schedule 13G/A filed with the SEC on February 14, 2018, in which EARNEST Partners, LLC states that it has sole voting power over 389,534 shares of Altra common stock, shared voting power over 132,062 shares of Altra common stock and sole dispositive power over 1,902,381 shares of Altra common stock.
(5)	The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Shares are held by BlackRock Advisors, LLC, BlackRock Investment Management (UK) Ltd, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, N.A., BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, and BlackRock Investment Management, LLC, each of which is a subsidiary of BlackRock, Inc. Information and share amounts listed are derived from BlackRock, Inc.’s Schedule 13G/A filed with the SEC on January 29, 2018, in which BlackRock, Inc. states that it has sole voting power over 1,765,633 shares of Altra common stock and sole dispositive power over 1,819,026 shares of Altra common stock.
(6)	The address of Wasatch Advisors, Inc. is 505 Wakara Way, Salt Lake City, UT 84108. Information and share amounts listed are derived from Wasatch Advisors, Inc.’s Schedule 13G filed with the SEC on February 14, 2018, in which Wasatch Advisors, Inc. states that it has sole voting power over 1,683,489 shares of Altra common stock and sole dispositive power over 1,683,489 shares of Altra common stock.
(7)	The address of Silvercrest Asset Management Group LLC is 1330 Avenue of the Americas, 38th Floor, New York, NY 10019. Shares are held by investment advisory clients of Silvercrest Asset Management Group LLC. Silvercrest L.P. is the sole member of Silvercrest Asset Management Group LLC and Silvercrest Asset Management Group Inc. is the general partner of Silvercrest L.P. Information and share amounts listed are derived from Silvercrest Asset Management Group LLC’s Schedule 13G/A filed with the SEC on February 14, 2018, in which Silvercrest Asset Management Group LLC states that it has shared voting power over and shared dispositive power over 1,591,707 shares of Altra common stock.
(8)	The address of JPMorgan Chase & Co. is 270 Park Avenue, New York, NY 10017. Shares are held by JPMorgan Chase & Co., JPMorgan Chase Bank, National Association and J.P. Morgan Investment Management Inc. Information and share amounts listed are derived from JPMorgan Chase & Co.’s Schedule 13G/A filed with the SEC on January 4, 2018, in which JPMorgan Chase & Co. states that it has sole voting power over 1,340,204 shares of Altra common stock and sole dispositive power over 1,436,061 shares of Altra common stock.
(9)	Includes 150,565 shares held in trust, for which Mr. Christenson serves as trustee and for which Mr. Christenson shares voting and investment power. Includes 33,962 restricted shares scheduled to vest on August 15, 2018, subject to continued employment.
(10)	Includes 62,642 shares held in trust, for which Mr. Storch serves as trustee and for which Mr. Storch shares voting and investment power. Includes 6,901 restricted shares scheduled to vest on August 15, 2018, subject to continued employment.
(11)	Includes 2,796 shares held in trust, for which Mr. Ferris serves as trustee and for which Mr. Ferris shares voting and investment power. Includes 3,514 restricted shares scheduled to vest on August 15, 2018, subject to continued employment.
(12)	Includes 5,538 restricted shares scheduled to vest on August 15, 2018, subject to continued employment.
(13)	Includes 3,700 restricted shares scheduled to vest on August 15, 2018, subject to continued employment.

(14)	Includes 500 shares as to which Mr. Ganske shares voting and investment power with his wife and includes 3,486 shares held in trust for the benefit of Mr. Ganske’s daughters, for which Mr. Ganske’s wife serves as trustee and for which Mr. Ganske does not have voting or investment power.
(15)	Includes 57,906 shares held in trust, for which Mr. McPherson and his wife serve as trustees and for which Mr. McPherson shares voting and investment power and includes 12,000 shares held in a charitable remainder trust, for which Mr. McPherson and his wife serve as trustees and for which Mr. McPherson shares voting and investment power.
(16)	Includes 56,268 restricted shares held by executive officers as a group, which are scheduled to vest on August 15, 2018, subject to continued employment.

SECURITY OWNERSHIP OF FORTIVE COMMON STOCK

The following table sets forth certain information as of July 17, 2018, regarding the beneficial ownership of shares of Fortive common stock by: (i) each person or entity known to Fortive to be the beneficial owner of more than 5% of Fortive common stock, (ii) each of Fortive’s non-executive directors, (iii) each of Fortive’s executive officers and (iv) all members of the Fortive board of directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules adopted by the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Fortive common stock issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of July 17, 2018, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other stockholder. Percentage of beneficial ownership is otherwise based on 349,136,646 shares of Fortive common stock outstanding as of July 17, 2018.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Common Stock
Principal Securityholders:
T. Rowe Price Associates, Inc. 100 E. Pratt Street, Baltimore, MD 21202	36,677,427	(1)	10.5%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	21,445,917	(2)	6.1%
FMR LLC 245 Summer Street, Boston, MA 02210	20,744,968	(3)	5.9%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	20,013,760	(4)	5.7%
Non-Executive Directors (5)(6):
Feroz Dewan	12,100	(7)	*
Kate D. Mitchell	12,100	(7)	*
Mitchell P. Rales	18,565,530	(8)	5.3%
Steven M. Rales	21,570,210	(9)	6.2%
Israel Ruiz	12,100	(7)	*
Alan G. Spoon	41,733	(10)	*
Executive Officers (5)(6):
Patrick J. Byrne	146,560	(11)	*
Martin Gafinowitz	270,766	(12)	*
Barbara B. Hulit	261,067	(13)	*
James A. Lico	1,368,495	(14)	*
Charles E. McLaughlin	147,973	(15)	*
Patrick K. Murphy	81,324	(16)	*
William W. Pringle	131,038	(17)	*
Raj Ratnakar	35,554	(18)	*
Jonathan L. Schwarz	85,330	(19)	*
Peter C. Underwood	54,597	(20)	*
Stacey A. Walker	47,501	(21)	*
Emily A. Weaver	13,696	(22)	*
All directors and executive officers as a group (18 persons)	42,857,676	(23)	12.2%

*	Represents beneficial ownership of less than 1%.
(1)

The amount shown and the following information is derived from a Schedule 13G/A filed February 14, 2018 by T. Rowe Price Associates, Inc. (“Price Associates”), which sets forth Price Associates’ beneficial ownership as of December 31, 2017. According to the Schedule 13G/A, Price Associates has sole voting power over 12,308,444 shares and sole dispositive power over 36,677,427 shares. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.
(2)	The amount shown and the following information is derived from a Schedule 13G/A filed February 12, 2018 by The Vanguard Group, which sets forth their respective beneficial ownership as of December 31, 2017. According to the Schedule 13G/A, The Vanguard Group has sole voting power over 438,524 shares, shared voting power over 67,404 shares, sole dispositive power over 20,948,035 shares and shared dispositive power over 497,882 shares.
(3)	The amount shown and the following information is derived from a Schedule 13G/A filed February 13, 2018 by FMR LLC and Abigail P. Johnson, which sets forth their respective beneficial ownership as of December 31, 2017. According to the Schedule 13G/A, FMR LLC has sole voting power over 3,095,586 shares and FMR LLC and Abigail P. Johnson have sole dispositive power over 20,744,968 shares.
(4)	The amount shown and the following information is derived from a Schedule 13G filed February 1, 2018 by BlackRock, Inc. which sets forth BlackRock, Inc.’s beneficial ownership as of December 31, 2017. According to the Schedule 13G, BlackRock, Inc. has sole voting power over 17,434,028 shares and sole dispositive power over 20,013,760 shares.
(5)	Except as indicated, the address of each director and executive officer shown in the table below is c/o Fortive Corporation, 6920 Seaway Blvd, Everett, WA 98203.
(6)	Balances credited to each executive officer’s account under the Fortive Executive Deferred Incentive Plan (the “EDIP”) which are vested or are scheduled to vest within 60 days of July 17, 2018, are included in the table. The incremental number of notional phantom shares of Fortive common stock credited to a person’s EDIP account is based on the incremental amount of contribution to the person’s EDIP balance divided by the closing price of Fortive common stock as reported on the NYSE on the date of the contribution. In addition, for purposes of the table, the number of shares attributable to each executive officer’s 401(k) Plan account is equal to (a) the officer’s balance, as of June 30, 2018, in the Fortive stock fund included in the executive officer’s 401(k) Plan account (the “401(k) Fortive Stock Fund”), divided by (b) the closing price of Fortive common stock as reported on the NYSE on June 30, 2018. The 401(k) Fortive Stock Fund consists of a unitized pool of Fortive common stock and cash. The table also includes shares that may be acquired upon exercise of options that are exercisable within 60 days of July 17, 2018 or upon vesting of Restricted Stock Units (“RSUs”) that vest within 60 days of July 17, 2018. The table also includes unvested restricted shares that are subject only to time-vesting requirements. Restricted shares and performance shares, in each case, granted to executive officers that are subject to satisfaction of performance measures (all of which are subject to measurement more than 60 days after July 17, 2018) are not included in the table. In addition, RSUs granted to a non-executive director for which shares are not delivered until the earlier of the director’s death or on or after the seventh month following the director’s resignation from the board are not included in the table.
(7)	Includes options to acquire 12,100 shares.
(8)	Includes 17,000,000 shares (the “MR LLC Shares”) owned by limited liability companies (the “MR LLCs”), of which a revocable trust with Mr. Rales as the sole trustee and beneficiary is the sole member, 1,010,079 other shares owned indirectly, and options to acquire 4,340 shares. Prior to the Danaher Separation, shares of Danaher common stock owned by MR LLCs were pledged to secure lines of credit with certain banks (the “Pre-existing Pledged MR DHR Shares”). The MR LLC Shares that were issued as a dividend in the Danaher Separation on the Pre-existing Pledged MR DHR Shares were pledged to secure the corresponding lines of credit, and each of these entities and Mr. Rales is in compliance with these lines of credit. Other than the MR LLC Shares issued as a dividend on the Pre-existing Pledged MR DHR Shares, no shares of common stock have been pledged or are permitted to be pledged by Mr. Rales. The business address of Mitchell Rales, and of each of the MR LLCs, is 11790 Glen Road, Potomac, MD 20854.

(9)	Includes 17,000,000 shares (the “SR LLC Shares”) owned by limited liability companies (the “SR LLCs”), of which a revocable trust with Mr. Rales as the sole trustee and beneficiary is the sole member, options to acquire 4,340 shares, and 58,500 shares owned by a charitable foundation of which Mr. Rales is a director. Mr. Rales disclaims beneficial ownership of the 58,500 shares held by the charitable foundation. Prior to the Danaher Separation, shares of Danaher common stock owned by SR LLCs were pledged to secure lines of credit with certain banks (the “Pre-existing Pledged SR DHR Shares”). The SR LLC Shares that were issued as a dividend in the Danaher Separation on the Pre-existing Pledged SR DHR Shares were pledged to secure the corresponding lines of credit, and each of these entities and Mr. Rales is in compliance with these lines of credit. Other than the SR LLC Shares issued as a dividend on the Pre-existing Pledged SR DHR Shares, no shares of common stock have been pledged or are permitted to be pledged by Mr. Rales. The business address of Steven Rales, and of each of the SR LLCs, is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.
(10)	Includes options to acquire 19,060 shares.
(11)	Includes options to acquire 109,652 shares, 9,730 unvested restricted shares, and 7,324 notional phantom shares attributable to Mr. Byrne’s EDIP account.
(12)	Includes options to acquire 143,212 shares, 36,300 unvested restricted shares, and 52,323 notional phantom shares attributable to Mr. Gafinowitz’s EDIP account.
(13)	Includes options to acquire 179,991 shares, 31,553 unvested restricted shares, and 19,413 notional phantom shares attributable to Ms. Hulit’s EDIP account.
(14)	Includes options to acquire 1,017,873 shares, 30,852 RSUs, 92,338 unvested restricted shares, 19,355 shares attributable to Mr. Lico’s 401(k) Fortive Stock Fund and 95,748 notional phantom shares attributable to Mr. Lico’s EDIP account.
(15)	Includes options to acquire 111,390 shares, 1,124 RSUs, 17,685 unvested restricted shares, and 12,941 notional phantom shares attributable to Mr. McLaughlin’s EDIP account.
(16)	Includes options to acquire 58,952 shares, 9,730 unvested restricted shares, and 1,934 notional phantom shares attributable to Mr. Murphy’s EDIP account.
(17)	Includes options to acquire 94,807 shares, 1,079 RSUs, 10,615 unvested restricted shares, and 4,635 notional phantom shares attributable to Mr. Pringle’s EDIP account.
(18)	Includes options to acquire 25,961 shares, 536 RSUs, and 4,425 unvested restricted shares.
(19)	Includes options to acquire 70,607 shares, 5,085 unvested restricted shares, and 769 notional phantom shares attributable to Mr. Schwarz’s EDIP account.
(20)	Includes options to acquire 35,158 shares, 9,730 unvested restricted shares, and 1,187 notional phantom shares attributable to Mr. Underwood’s EDIP account.
(21)	Includes options to acquire 33,935 shares, 309 RSUs, 8,845 unvested restricted shares, and 1,167 notional phantom shares attributable to Ms. Walker’s EDIP account.
(22)	Includes options to acquire 8,825 shares and 4,425 unvested restricted shares.
(23)	Includes options to acquire 1,954,403 shares, 33,900 RSUs, 240,461 unvested restricted shares, 19,355 shares attributable to 401(k) accounts and 197,442 notional phantom shares attributable to executive officers’ EDIP accounts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Altra, Fortive and Newco or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, the Ancillary Agreements and various interim and on-going relationships between Altra, Fortive and Newco. See “Other Agreements.”

LEGAL MATTERS

The validity of the shares of Newco common stock offered hereby with respect to the Transactions is being passed upon for Newco by Daniel B. Kim, Vice President and Secretary of Newco. The validity of the issuance of common stock by Altra pursuant to the Merger Agreement is being passed upon for Altra by Cravath. Skadden will provide to Fortive a legal opinion regarding certain federal income tax matters relating to the Distribution and the Merger. Cravath will provide to Altra a legal opinion regarding certain federal income tax matters relating to the Merger.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Altra, incorporated in this prospectus by reference from Altra’s Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of Altra’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance on their report given on their authority as experts in accounting and auditing.

The consolidated and combined financial statements and the related financial statement schedule of Fortive Corporation and subsidiaries, incorporated in this prospectus by reference from Fortive Corporation and subsidiaries’ Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of Fortive Corporation and subsidiaries’ internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance on their reports given on their authority as experts in accounting and auditing.

The combined financial statements of the Automation & Specialty Business of Fortive Corporation and related financial statement schedule as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements and financial statement schedule have been so included in reliance on their report given on their authority as experts in accounting and auditing.

The balance sheet of Stevens Holding Company, Inc., before giving effect to the reorganization and internal restructuring described in the Separation Agreement, as of February 15, 2018 included in this prospectus has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been so included in reliance upon their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Newco has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this prospectus forms a part, to register with the SEC the shares of Newco common stock to be delivered in this Exchange Offer to stockholders whose shares of Fortive common stock are accepted for exchange and distributed to stockholders in the subsequent pro rata spin-off distribution (in the event this Exchange Offer is not fully subscribed). Fortive will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this Exchange Offer. This prospectus constitutes Fortive’s offer to exchange, in addition to being a prospectus of Newco.

Altra will file a proxy statement that relates to the special meeting of Altra stockholders to, among other things, approve the issuance of Altra common stock in the Merger. In addition, Altra has filed a registration statement on Form S-4 to register the issuance of shares of its common stock that will be issued in the Merger.

This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Fortive and Newco, reference is made to the registration statement and its exhibits.

Statements contained in this document or in any document incorporated by reference in this document as to the contents of any contract or other document referred to within this document or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this document regarding a contract or other document is qualified in all respects by such contract or other document.

You may read and copy all or any portion of the registration statement filed by Newco at the offices of the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC filings are also available to the public on the SEC’s internet website at www.sec.gov, which contains reports, proxy and prospectuses and other information regarding registrants, such as Fortive and Altra, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and on the SEC’s website. You can also find additional information about Fortive at www.fortive.com and about Altra at www.altramotion.com. Fortive’s and Altra’s website addresses are provided as an inactive textual reference only. Information contained on Fortive’s and Altra’s website is not incorporated by reference into this prospectus, and you should not consider information contained on those websites as part of this prospectus.

The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information contained directly in this prospectus or by information contained in documents filed with or furnished to the SEC by Fortive or Altra after the date of this prospectus that is incorporated by reference in this prospectus. This means that Fortive and Altra can disclose important information to you by referring to another document filed separately with the SEC.

This prospectus incorporates by reference the documents set forth below that Fortive or Altra have filed with the SEC. These documents contain important information about Fortive, Altra and their respective business and financial conditions.

Fortive:

Fortive SEC Filings (SEC File Number 1-37654)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2017 filed with the SEC on February 28, 2018
Quarterly Report on Form 10-Q	Quarterly period ended March 30, 2018 filed with the SEC on April 26, 2018
Definitive Proxy Statement on Schedule 14A	Filed on April 16, 2018
Current Reports on Form 8-K or 8-K/A	Filed on March 7, 2018, June 6, 2018, June 8, 2018, June 26, 2018 and June 29, 2018

Altra:

Altra SEC Filings (SEC File Number 0000-26251)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 21, 2017 filed with the SEC on February 23, 2018
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2018 filed with the SEC on May 9, 2018
Definitive Proxy Statement on Schedule 14A	Filed on March 23, 2018
Current Reports on Form 8-K or 8-K/A	Filed on February 16, 2018, March 7, 2018, March 9, 2018 and April 27, 2018

In addition, this prospectus also incorporates by reference additional documents that Fortive and Altra may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that shares are accepted pursuant to this Exchange Offer (or the date that this Exchange Offer is terminated). These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This prospectus does not, however, incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of Fortive’s or Altra’s Current Reports on Form 8-K and information filed after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Fortive’s documents incorporated by reference are available without charge upon request to the information agent at the following address and telephone numbers:

D.F. King & Co. Inc.

48 Wall Street

New York, NY 10005

Telephone: (800) 515-4479

Email: ftv@dfking.com

Altra’s documents incorporated by reference are available without charge upon request to the information agent at the following address and telephone numbers:

Altra Industrial Motion Corp.

Attn: Investor Relations

300 Granite Street, Suite 201

Braintree, MA 02184

(781) 917-0541

If you would like to request documents, please do so by                 , 2018 to ensure timely delivery.

Fortive, Newco and Altra have not authorized anyone to give any information or make any representation about this Exchange Offer that is different from, or in addition to, that contained in this prospectus or in any of the materials that are incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in Fortive’s, Altra’s or the A&S Business’s affairs since the date of this prospectus. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

From the commencement of this Exchange Offer until the first Valuation Date, http://investors.fortive.com/altra will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (i) Fortive common stock, which will equal the simple arithmetic average of the daily VWAP of Fortive common stock, as calculated by Fortive, on each of the three prior full trading days and (ii) Newco common stock, which will equal the simple arithmetic average of the daily VWAP of Altra common stock, as calculated by Fortive, on each of the three prior full trading days.

Indicative exchange ratios will be made available commencing after the close of trading on the third trading day of this Exchange Offer at http://investors.fortive.com/altra by 4:30 p.m., New York City time, on each day during the Exchange Offer period, calculated as though that day were the expiration date of this Exchange Offer. The final exchange ratio will be available both by contacting the information agent at the toll-free number provided on the back cover of the prospectus, by press release issued by Fortive and at http://investors.fortive.com/altra no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date. During the first two of the Valuation Dates, when the per-share values of Fortive common stock and per-share values of Newco common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values which will equal: (i) after the close of trading on the NYSE and Nasdaq on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE and Nasdaq on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m., New York City time, on the second trading day immediately preceding the expiration date of this exchange offer.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Automation & Specialty Business of Fortive Corporation (the Company), a wholly-owned business of Fortive Corporation, as of December 31, 2017 and 2016, the related combined statements of earnings, comprehensive income, changes in parent’s equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule listed in the Index at Item 21(b) (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Seattle, Washington

May 8, 2018

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED BALANCE SHEETS

($ in thousands)

	As of December 31
	2017	2016
ASSETS
Current assets:
Accounts receivable less allowance for doubtful accounts of $855 and $1,160 at December 31, 2017 and December 31, 2016, respectively	$123,713	$110,495
Inventories	73,865	68,718
Prepaid expenses and other current assets	6,777	6,701

Total current assets	204,355	185,914
Property, plant and equipment, net	102,113	90,356
Other assets	7,781	6,344
Goodwill	538,238	533,873
Other intangible assets, net	19,543	19,886

Total assets	$872,030	$836,373

LIABILITIES AND PARENT’S EQUITY
Current liabilities:
Trade accounts payable	$99,234	$89,318
Accrued expenses and other current liabilities	55,565	51,858
Short-term borrowings	3,950	2,838

Total current liabilities	158,749	144,014
Other long-term liabilities	50,373	41,930
Parent’s equity:
Net Parent investment	695,926	690,748
Accumulated other comprehensive income (loss)	(33,018)	(40,319)

Total Parent’s equity	662,908	650,429

Total liabilities and Parent’s equity	$872,030	$836,373

See the accompanying Notes to the Combined Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED STATEMENTS OF EARNINGS

($ in thousands)

	Year Ended December 31
	2017	2016	2015
Sales	$907,349	$852,592	$874,085
Cost of sales	(530,200)	(503,727)	(529,227)

Gross profit	377,149	348,865	344,858
Operating costs:
Selling, general and administrative expenses	(147,298)	(148,378)	(147,678)
Research and development expenses	(36,634)	(33,792)	(31,791)

Operating profit	193,217	166,695	165,389
Interest expense	(500)	(480)	(325)

Earnings before income taxes	192,717	166,215	165,064
Income taxes	(41,000)	(45,000)	(55,000)

Net earnings	$151,717	$121,215	$110,064

See the accompanying Notes to the Combined Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

($ in thousands)

	Year Ended December 31
	2017	2016	2015
Net earnings	$151,717	$121,215	$110,064
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	10,086	(4,835)	(12,081)
Pension and other postretirement adjustments	(2,785)	5,153	(4,945)

Total other comprehensive income (loss), net of income taxes	7,301	318	(17,026)

Comprehensive income	$159,018	$121,533	$93,038

See the accompanying Notes to the Combined Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CHANGES IN PARENT’S EQUITY

($ in thousands)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment
Balance, January 1, 2015	$(23,611)	$689,094
Net earnings for the year	—	110,064
Net transfers to Parent	—	(114,327)
Other comprehensive income/(loss)	(17,026)	—
Stock-based compensation expense	—	3,399

Balance, December 31, 2015	(40,637)	688,230
Net earnings for the year	—	121,215
Net transfers to Parent	—	(123,355)
Other comprehensive income/(loss)	318	—
Stock-based compensation expense	—	4,658

Balance, December 31, 2016	(40,319)	690,748
Net earnings for the year	—	151,717
Net transfers to Parent	—	(150,955)
Other comprehensive income/(loss)	7,301	—
Stock-based compensation expense	—	4,416

Balance, December 31, 2017	$(33,018)	$695,926

See the accompanying Notes to the Combined Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

($ in thousands)

	Year Ended December 31
	2017	2016	2015
Cash flows from operating activities:
Net earnings	$151,717	$121,215	$110,064
Noncash items:
Depreciation	15,510	15,052	14,571
Amortization	313	418	546
Stock-based compensation expense	4,416	4,658	3,399
Change in deferred income taxes	6,000	4,000	12,000
Change in accounts receivable, net	(10,026)	(9,129)	5,207
Change in inventories	(3,204)	2,584	4,453
Change in trade accounts payable	7,351	5,071	(8,650)
Change in prepaid expenses and other assets	(1,219)	276	(473)
Change in accrued expenses and other liabilities	609	(1,127)	(5,985)

Net cash provided by operating activities	171,467	143,018	135,132

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(24,971)	(19,558)	(17,111)

Net cash used in investing activities	(24,971)	(19,558)	(17,111)

Cash flows from financing activities:
Net transfers to Parent	(150,955)	(123,355)	(114,327)
Proceeds from short-term borrowings	866	655	1,621

Net cash used in financing activities	(150,089)	(122,700)	(112,706)

Effects of exchange rate changes on net transfers to Parent	3,593	(760)	(5,315)

Net change in cash and equivalents	—	—	—
Beginning balance of cash and equivalents	—	—	—

Ending balance of cash and equivalents	$—	$—	$—

See the accompanying Notes to the Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

The accompanying combined financial statements present the historical financial position, results of operations, changes in Fortive Corporation’s (“Fortive” or “Parent”) equity and cash flows of the Automation & Specialty platform, excluding Fortive’s Hengstler and Dynapar businesses (the “A&S Business” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the preparation of carved-out combined financial statements. The Hengstler and Dynapar businesses are not included in the accompanying combined financial statements as they are excluded from the proposed transaction and will remain part of Fortive. The A&S Business had operated as part of Danaher Corporation’s (“Danaher” or the “Former Parent”) Industrial Technologies segment prior to the separation of Fortive from Danaher on July 2, 2016 (the “Danaher Separation”) and, following the Danaher Separation, as part of the Automation & Specialty platform within Fortive’s Industrial Technologies segment.

The A&S Business consists of certain operating units of Parent that are recognized leaders in attractive markets globally. The A&S Business provides a wide range of electromechanical and electronic motion control products and mechanical components as well as supplemental braking systems for commercial vehicles. The automation products are sold in various precision motion markets, such as the markets for packaging equipment, medical equipment, metal forming equipment, robotics and food and beverage processing applications. The A&S Business is also a leading worldwide supplier of supplemental braking systems for commercial vehicles. The A&S Business’s research and development, manufacturing, sales, distribution, service and administrative facilities are located across North America, Asia Pacific, Europe and Latin America.

On March 7, 2018, Fortive announced that it and Stevens Holding Company, Inc. (“Newco”), a wholly-owned subsidiary of Fortive, had entered into definitive agreements with Altra Industrial Motion Corp., a Delaware corporation (“Altra”), and McHale Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Altra (“Merger Sub”), for a transaction (collectively, the “Transactions”) pursuant to which, subject to the terms and conditions of certain definitive agreements, Fortive will transfer certain assets and liabilities constituting a portion of the A&S Business to Newco or one or more subsidiaries of Fortive, and will cause any applicable subsidiaries of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities. Immediately thereafter, Fortive will contribute all equity interests in each such subsidiary of Fortive holding assets and liabilities constituting the A&S Business to Newco in exchange for (i) a number of shares of common stock, par value $0.01 per share of Newco (the “Newco Common Stock”), (ii) securities representing indebtedness of Newco in an aggregate principal amount determined pursuant to such definitive agreements, and (iii) cash dividend in an aggregate amount determined pursuant to such definitive agreements. In addition, as part of the Transactions, Fortive will distribute to its stockholders all of the issued and outstanding shares of Newco Common Stock held by Fortive, at Fortive’s option, by way of an exchange offer or a pro rata dividend, or a combination thereof (the “Distribution”), followed by merger of Merger Sub with and into Newco (the “Merger”), with Newco surviving as a wholly-owned subsidiary of Altra and with the issued and outstanding shares of Newco Common Stock converted in the Merger into shares of common stock, par value $0.001 per share, of Altra. In addition, as part of the Transactions, Fortive will transfer certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets. Upon completion of the Merger, holders of Fortive’s common stock participating in the Distribution are expected to own in the aggregate approximately 54% of the outstanding shares of Altra common stock on a fully-diluted basis immediately following the Merger. The Transactions are expected to be completed in 2018. Altra and Fortive anticipate that certain direct sale of certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra will be completed after the closing date of the Merger due to regulatory and other delays in certain jurisdictions outside the United States.

The Transactions remain subject to the approval of the issuance of shares of Altra common stock in the Merger by Altra’s stockholders and the satisfaction of customary closing conditions, including regulatory approvals and the absence of a Material Adverse Effect with respect to either the A&S Business or Altra.

The A&S Business has historically operated as part of Fortive and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the A&S Business’s activity are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to the A&S Business and allocations of related assets, liabilities and Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the A&S Business been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 15.

As part of Fortive, the A&S Business is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the A&S Business are accounted for through the Parent investment account of the A&S Business. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been included in the A&S Business in the balance sheets. The impact of foreign currency exchange rates on the cash that the A&S Business had access to during the periods presented is reflected in the statements of cash flows.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of the A&S Business. All significant transactions between the A&S Business and Fortive have been included in the accompanying combined financial statements. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Parent’s Equity as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

All significant intercompany accounts and transactions between the operations comprising the A&S Business have been eliminated in the accompanying financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The A&S Business bases these estimates on historical experience, the current economic environment and various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ from these estimates.

Accounts Receivable and Allowances for Doubtful Accounts—All trade accounts are reported on the accompanying Combined Balance Sheets adjusted for any write-offs and net of allowances for doubtful accounts. The allowances for doubtful accounts represent management’s best estimate of the credit losses expected from the A&S Business’s trade accounts. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net earnings. The A&S Business regularly performs detailed reviews of its portfolios to determine if an impairment has occurred and evaluates the collectability of receivables based on a combination of financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, past payment experience and credit bureau information. In circumstances where the A&S Business is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances for doubtful accounts are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances. If the financial condition of the A&S Business’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves would be required. The A&S Business does not believe that accounts receivable represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas. The A&S Business recorded $200,000, $414,000 and $206,000 of expense associated with doubtful accounts for the years ended December 31, 2017, 2016 and 2015, respectively.

Inventory Valuation—Inventories include the costs of material, labor and overhead. Domestic inventories are stated at the lower of cost or net realizable value primarily using the first-in, first-out (“FIFO”) method with certain businesses applying the last-in, first-out method (“LIFO”) to value inventory. Inventories held outside the United States are stated at the lower of cost or net realizable value primarily using the FIFO method.

Property, Plant and Equipment—Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years
Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease
Machinery and equipment	3 – 10 years

Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively.

Other Assets—Other assets principally include non-current deferred tax assets.

Fair Value of Financial Instruments—The A&S Business’s financial instruments consist primarily of accounts receivable, obligations under trade accounts payable and short-term borrowings. Due to their short-term nature, the carrying values for accounts receivable, trade accounts payable and short-term borrowings approximate fair value.

Certain of the A&S Business’s management employees participate in Parent’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are presented as a component of compensation and benefits accrual included in other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (“401(k) Programs”) (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Goodwill and Other Intangible Assets—Goodwill and other intangible assets result from the A&S Business’s acquisition of existing businesses. In accordance with accounting standards related to business combinations, goodwill is not amortized, however, certain definite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. The A&S Business reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The A&S Business also tests intangible assets with indefinite lives at least annually for impairment. Refer to Note 5 for additional information about the A&S Business’s goodwill and other intangible assets.

Revenue Recognition—As described above, the A&S Business derives revenues primarily from the sale of products. For revenue related to a product to qualify for recognition, there must be persuasive evidence of an arrangement with a customer, delivery must have occurred, the price to the customer must be fixed and determinable and collectability of the associated fee must be reasonably assured. The A&S Business’s principal terms of sale are FOB Shipping Point, or equivalent, and, as such, it primarily records revenue for product sales upon shipment. Sales arrangements entered with delivery terms that are not FOB Shipping Point are not recognized upon shipment and the delivery criteria for revenue recognition is evaluated based on the associated shipping terms and customer obligations. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation or acceptance by the customer), revenue recognition is deferred until such obligations have been fulfilled. Returns for products sold are estimated and recorded as a reduction of revenue at the time of sale. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the purchase price. Product returns, customer allowances and rebates are estimated based on historical experience and known trends. Revenue related to separately priced extended warranty and product maintenance agreements are deferred when appropriate and recognized as revenue over the term of the agreement.

Shipping and Handling—Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.

Advertising—Advertising costs are expensed as incurred.

Research and Development—The A&S Business conducts research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of the A&S Business’s existing products and expanding the applications for which uses of its products are appropriate. Research and development costs are expensed as incurred.

Foreign Currency Translation and Transactions—Exchange rate adjustments resulting from foreign currency transactions are recognized in net earnings, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive income (loss) within Parent’s equity. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year end exchange rates and income statement accounts are translated at weighted average exchange rates. Net foreign currency transaction gains or losses were not material in any of the years presented.

Accumulated Other Comprehensive Income (Loss)—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in thousands):

	Foreign currency translation adjustments	Pension & postretirement plan benefit adjustments (b)	Total
Balance, January 1, 2015	$(13,555)	$(10,056)	$(23,611)
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(12,081)	(6,676)	(18,757)
Income tax impact	—	1,104	1,104

Other comprehensive income (loss) before reclassifications, net of income taxes	(12,081)	(5,572)	(17,653)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	747 (a)	747
Income tax impact	—	(120)	(120)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	627	627

Net current period other comprehensive income (loss)	(12,081)	(4,945)	(17,026)

Balance, December 31, 2015	(25,636)	(15,001)	(40,637)
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(4,835)	4,398	(437)
Income tax impact	—	(720)	(720)

Other comprehensive income (loss) before reclassifications, net of income taxes	(4,835)	3,678	(1,157)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	1,756 (a)	1,756
Income tax impact	—	(281)	(281)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	1,475	1,475

Net current period other comprehensive income (loss)	(4,835)	5,153	318

Balance, December 31, 2016	(30,471)	(9,848)	(40,319)
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	10,086	(3,627)	6,459
Income tax impact	—	96	96

Other comprehensive income (loss) before reclassifications, net of income taxes	10,086	(3,531)	6,555
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	840 (a)	840
Income tax impact	—	(94)	(94)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	746	746

Net current period other comprehensive income (loss)	10,086	(2,785)	7,301

Balance, December 31, 2017	$(20,385)	$(12,633)	$(33,018)

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Notes 8 and 9 for additional details).
(b)	Includes balances relating to non-U.S. employee defined benefit plans and other postretirement employee benefit plans.

Accounting for Stock-based Compensation—Certain employees of the A&S Business participate in Fortive’s share-based compensation plans and previously participated in Danaher’s stock-based compensation plans (the “Plans”), which include stock options and restricted stock units (“RSUs”). The A&S Business accounts for stock-based compensation incurred by Fortive and Danaher by measuring the fair value of the award as of the grant date. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award, except that in the case of RSUs, compensation expense is recognized using an accelerated attribution method.

Pension and Other Postretirement Benefit Plans—The A&S Business measures its pension assets and obligations to determine the funded status of the plans as of year end, and recognizes an asset for an overfunded status or a liability for an underfunded status on its balance sheet. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and are reported in other comprehensive income (loss). Refer to Notes 8 and 9 for additional information on the A&S Business’s pension plans, including a discussion of actuarial assumptions, its policy for recognizing associated gains and losses and the method used to estimate service and interest cost components.

Income Taxes—The A&S Business’s domestic and foreign operating results are included in the income tax returns of Fortive. The A&S Business accounts for income taxes under the separate return method. Under this approach, the A&S Business determines its deferred tax assets and liabilities and related tax expense as if it were filing a separate tax return. The accompanying Combined Balance Sheet does not contain a current taxes payable liability as it is deemed settled with Fortive when due and therefore included in Parent’s equity.

In accordance with GAAP, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the A&S Business’s tax return in future years for which the tax benefit has already been reflected on its Combined Statements of Earnings. The A&S Business establishes valuation allowances for its deferred tax assets if, in its assessment, it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on the A&S Business’s tax return but have not yet been recognized as an expense in its Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

The Tax Cuts and Jobs Act (the “TCJA”), enacted in December 2017, reduced the U.S. Corporate tax rate from 35% to 21%, and has resulted in a material reduction in the A&S Business’s net deferred tax liabilities. The A&S Business recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. The A&S Business reevaluates the technical merits of its tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. The A&S Business recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Refer to Note 10 for additional information.

Subsequent Events—The A&S Business has evaluated subsequent events for recording or disclosure in these financial statements through May 8, 2018, the date the financial statements will be available to be issued.

New Accounting Standards

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,

which provided clarity on which changes to the terms or conditions of share-based payment awards require an entity to apply the modification accounting provisions required in Topic 718. This standard is effective for the A&S Business beginning January 1, 2018. The A&S Business does not expect the adoption of this standard will have a material impact on its financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which aims to improve the presentation of net periodic pension cost. Under current accounting standards, all components of net periodic pension costs are aggregated and reported in cost of sales or selling, general and administrative expenses (“SG&A”) in the financial statements. Under the new standard the A&S Business will be required to report only the service cost component in cost of sales or SG&A; the other components of net periodic pension costs (which include interest costs, expected return on plan assets and amortization of net gain or loss) will be required to be presented in non-operating expenses. The presentation requirement of this standard is effective for the A&S Business beginning January 1, 2018 using a retrospective transition approach and provides for certain practical expedients. The A&S Business does not expect the adoption of this standard will have a material impact on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which aims to simplify the subsequent measurement of goodwill by removing Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new standard, an impairment loss will be recognized in the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard is effective for the A&S Business prospectively beginning January 1, 2020, with early adoption permitted. The A&S Business is currently evaluating the impact of this standard on its financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 provides that an entity should recognize both the current and deferred income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This standard is effective for the A&S Business beginning January 1, 2018 using a modified retrospective transition approach through a cumulative-effect adjustment directly to net Parent investment as of January 1, 2018. The A&S Business does not expect the adoption of this standard will have a material impact on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification and presentation of eight specific cash flow issues in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies that restricted cash and restricted cash equivalents should be included in cash and cash equivalents in the statement of cash flows. This standard is effective for the A&S Business beginning January 1, 2018 using a retrospective transition approach. The A&S Business does not anticipate the adoption of these standards to have a material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. The standard also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. The accounting applied by a lessor is largely unchanged from that applied under the current standard. This standard is effective for the A&S Business beginning January 1, 2019 (with early adoption permitted) using a modified retrospective transition approach and provides for certain practical expedients. In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which provided additional implementation guidance on the previously issued ASUs. The A&S Business is currently evaluating the impact of this standard on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016 and 2017, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs and disclosure of performance obligations, and provided additional implementation guidance. This standard is effective for the A&S Business beginning January 1, 2018 using the modified retrospective method. The new standard will also require additional disclosures intended to provide users of financial statements comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows from customer contracts, including judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The A&S Business has completed its assessment and quantified the impact of the new revenue standard on its financial statements and related disclosures. The recognition of revenue for the majority of customer contracts remained substantially unchanged, and for the customer contracts that changed the A&S Business determined the impact to the financial statements to be immaterial. The A&S Business has identified and implemented appropriate changes to its processes, systems and controls to support recognition and disclosure under the new standard. Furthermore, the A&S Business’s disclosures will be expanded to meet the new standard’s disclosure objectives.

NOTE 3. INVENTORIES

The classes of inventory as of December 31 are summarized as follows ($ in thousands):

	2017	2016
Finished goods	$15,825	$13,792
Work in process	5,827	5,328
Raw materials	52,213	49,598

Total	$73,865	$68,718

As of December 31, 2017 and 2016, the difference between inventories valued at LIFO and the value of that same inventory if the FIFO method had been used was not significant. The liquidation of LIFO inventory did not have a significant impact on the A&S Business’s results of operations in any period presented.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

The classes of property, plant and equipment as of December 31 are summarized as follows ($ in thousands):

	2017	2016
Land and improvements	$2,949	$2,805
Buildings and leasehold improvements	48,340	45,094
Machinery and equipment	313,244	287,649

Gross property, plant and equipment	364,533	335,548
Less: accumulated depreciation	(262,420)	(245,192)

Property, plant and equipment, net	$102,113	$90,356

Total depreciation expense was $15,510,000, $15,052,000 and $14,571,000 for the years ended December 31, 2017, 2016 and 2015, respectively. There was no capitalized interest related to capitalized expenditures in any period.

NOTE 5. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities. The A&S Business assesses the goodwill of each of its reporting units for impairment at least annually as of the first day of the fourth quarter and as “triggering” events occur that indicate that it is more likely than not that an impairment exists. The A&S Business elected to bypass the optional qualitative goodwill assessment allowed by applicable accounting standards and performed a quantitative impairment test for all reporting units as this was determined to be the most effective method to assess for impairment across its reporting units.

The A&S Business estimates the fair value of its reporting units primarily using a market approach, based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of the A&S Business’s reporting units, in addition to recent market available sale transactions of comparable businesses. In certain circumstances the A&S Business also evaluates other factors including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions and financial and operating performance in order to validate the results of the market approach. If the estimated fair value of the reporting unit is less than its carrying value, the A&S Business must perform additional analysis to determine if the reporting unit’s goodwill has been impaired.

In 2017, the A&S Business had four reporting units for goodwill impairment testing. The carrying value of the goodwill included in each individual reporting unit ranges from $6,574,000 to approximately $235,832,000. No goodwill impairment charges were recorded for the years ended December 31, 2017, 2016 and 2015 and no “triggering” events have occurred subsequent to the performance of the 2017 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings.

The following is a rollforward of the A&S Business’s goodwill ($ in thousands):

Total
Balance, January 1, 2016	$536,201
Foreign currency translation	(2,328)

Balance, December 31, 2016	533,873
Foreign currency translation	4,365

Balance, December 31, 2017	$538,238

Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful lives. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in thousands):

	2017		2016
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:
Patents and technology	$2,738	$(2,738)	$2,738	$(2,738)
Customer relationships and other intangibles	7,202	(6,552)	7,044	(6,051)

Total finite-lived intangibles	9,940	(9,290)	9,782	(8,789)
Indefinite-lived intangibles:
Trademarks and trade names	18,893	—	18,893	—

Total intangibles	$28,833	$(9,290)	$28,675	$(8,789)

Total intangible amortization expense was immaterial in 2017, 2016 and 2015 and is expected to be immaterial for the next five years based on the intangible assets recorded as of December 31, 2017.

NOTE 6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31 were as follows ($ in thousands):

	2017		2016
	Current	Long-term	Current	Long-term
Compensation, pension and postretirement benefits	$37,350	$19,305	$34,407	$16,834
Claims, warranty and product allowances	5,664	353	5,926	359
Taxes	—	27,000	—	21,000
Other	12,551	3,715	11,525	3,737

Total	$55,565	$50,373	$51,858	$41,930

NOTE 7. SHORT-TERM BORROWINGS

On April 10, 2014, the A&S Business entered into a general credit agreement with Citibank A.S. (the “Credit Agreement”) for a line of credit with total borrowing capacity of 2,500,000 Turkish Lira (approximately $1,200,000). Since entering into the Credit Agreement in April 2014, the A&S Business increased its total borrowing capacity to 15,000,000 Turkish Lira (approximately $4,000,000) as of December 31, 2017.

The A&S Business had $3,950,000 and $2,838,000 of short-term debt outstanding under the Credit Agreement as of December 31, 2017 and 2016, respectively.

The A&S Business recorded interest expense of $500,000, $480,000, and $325,000 for the years ended December 31, 2017, 2016, and 2015, respectively, in connection with the Credit Agreement.

NOTE 8. PENSION PLANS

Certain of the A&S Business’s non-U.S. employees participate in noncontributory defined benefit pension plans. In general, Fortive’s policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan’s funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

The following sets forth the funded status of the A&S Business’s plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in thousands):

	Non-U.S. Pension Benefits
	2017	2016
Change in pension benefit obligation:
Benefit obligation at beginning of year	$46,479	$51,258
Service cost	519	422
Interest cost	147	260
Employee contributions	154	162
Benefits paid and other	(2,083)	(2,794)
Actuarial gain	(71)	(2,038)
Foreign exchange rate impact and other	2,425	(791)

Benefit obligation at end of year	47,570	46,479

Change in plan assets:
Fair value of plan assets at beginning of year	34,976	35,930
Actual return on plan assets	457	308
Employer contributions	484	478
Employee contributions	154	162
Benefits paid and other	(2,083)	(2,794)
Foreign exchange rate impact and other	168	892

Fair value of plan assets at end of year	34,156	34,976

Funded status	$(13,414)	$(11,503)

The difference between the accumulated benefit obligation and the projected benefit obligation as of December 31, 2017 and 2016 is immaterial.

Weighted average assumptions used to determine benefit obligations at date of measurement:

	Non-U.S. Pension Plans
	2017	2016
Discount rate	0.65%	0.58%
Rate of compensation increase	2.00%	2.00%

Components of net periodic pension cost:

	Non-U.S. Pension Benefits
($ in thousands)	2017	2016
Service cost	$519	$422
Interest cost	147	260
Expected return on plan assets	(1,271)	(1,282)
Amortization of net loss	1,033	1,756

Net periodic pension cost	$428	$1,156

Net periodic pension costs are included in cost of sales and SG&A in the accompanying Combined Statements of Earnings according to the classification of the participant’s compensation. As discussed in Note 2, beginning in 2018 only the service cost component of net periodic benefit cost will be included in cost of sales and SG&A in the accompanying Combined Statements of Earnings and the other components of net periodic benefit cost will be included in nonoperating income (expense).

Included in accumulated other comprehensive income (loss) as of December 31, 2017 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service cost of $129,000 ($108,000, net of tax) and unrecognized actuarial losses of approximately $15,263,000 ($13,004,000, net of tax). The unrecognized prior service cost included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic pension cost during the year ending December 31, 2018 is immaterial. The actuarial losses included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic pension cost during the year ending December 31, 2018 is $947,000 ($795,000, net of tax). The unrecognized losses are calculated as the difference between the actuarially determined projected benefit obligation, the value of the plan assets and the accumulated contributions in excess of net periodic pension cost as of December 31, 2017. No plan assets are expected to be returned to the A&S Business during the year ending December 31, 2018.

Weighted average assumptions used to determine net periodic pension cost at date of measurement:

	Non-U.S. Pension Plans
	2017	2016
Discount rate	0.58%	0.84%
Expected return on plan assets	3.75%	3.75%
Rate of compensation increase	2.00%	2.00%

The discount rates reflect the market rate on December 31 for high-quality fixed-income investments with maturities corresponding to the A&S Business’s benefit obligations and is subject to change each year. For non-U.S. plans rates appropriate for each plan are determined based on investment grade instruments with maturities approximately equal to the average expected benefit payout under the plan.

The expected rates of return reflect the asset allocation of the plans. This rate is based primarily on broad publicly-traded-equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. The expected rates of return on asset assumptions for the non-U.S. plans were determined on a plan by plan basis based on the composition of assets and was approximately 3.75% in both 2017 and 2016.

Plan Assets

Plan assets are invested in various equity and debt securities as determined by the administrator of each plan. Some of these investments, consisting of mutual funds and other private investments, are valued using the net asset value (“NAV”) method as a practical expedient. The investments valued using the NAV method are allocated across a broad array of funds and diversify the portfolio. The value of the plan assets directly affects the funded status of the A&S Business’s pension plans recorded in the financial statements.

The fair values of the A&S Business’s pension plan assets as of December 31, 2017, by asset category, were as follows ($ in thousands):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$1,830	$—	$—	$1,830
Investments measured at NAV (a):
Mutual funds				31,520
Other private investments				806

Total assets at fair value				$34,156

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

The fair values of the A&S Business’s pension plan assets as of December 31, 2016, by asset category, were as follows ($ in thousands):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$2,190	$—	$—	$2,190
Investments measured at NAV (a):
Mutual funds				31,700
Other private investments				1,086

Total assets at fair value				$34,976

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

Certain mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded. Common stock, corporate bonds and mutual funds that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.

Certain mutual funds and other private investments are valued using NAV based on the information provided by the asset fund managers, which reflects the plan’s share of the fair value of the net assets of the investment. Depending on the nature of the assets, the underlying investments are valued using a combination of either discounted cash flows, earnings and market multiples, third-party appraisals or through reference to the quoted market prices of the underlying investments held by the venture, partnership or private entity where available. In addition, some of these investments have limits on their redemption to monthly, quarterly, semiannually or annually and may require up to 90 days prior written notice. Valuation adjustments reflect changes in operating results, financial condition or prospects of the applicable portfolio company.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the A&S Business believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Contributions

During 2017, the A&S Business contributed $484,000 to its non-U.S. defined benefit pension plans. During 2018, the A&S Business’s cash contribution requirements for its non-U.S. defined benefit pension plans are expected to be approximately $497,000.

The following sets forth benefit payments to participants, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in thousands):

Non-U.S. Pension Plans
2018	$3,084
2019	2,979
2020	2,865
2021	2,719
2022	2,609
2023-2027	11,457

Defined Contribution Plans

Parent administers and maintains 401(k) Programs for the benefit of U.S. employees. Contributions are determined based on a percentage of compensation. The A&S Business recognized compensation expense for its participating U.S. employees in the 401(k) Programs totaling $7,053,000 in 2017, $6,999,000 in 2016 and $6,643,000 in 2015.

NOTE 9. OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS

In addition to providing pension benefits, Parent provides certain health care and life insurance benefits for some of its retired employees in the United States. Certain employees may become eligible for these benefits as they reach normal retirement age while working for the A&S Business.

The following sets forth the funded status of the domestic plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in thousands):

	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$5,491	$7,000
Service cost	94	64
Interest cost	169	86
Actuarial loss (gain)	700	(1,654)
Benefits paid	(240)	(5)

Benefit obligations at end of year	$6,214	$5,491
Change in plan assets:
Fair value of plan assets	—	—

Funded status	$(6,214)	$(5,491)

As of December 31, 2017 and 2016, $5,761,000 and $5,227,000, respectively, of the total underfunded status of the plan was recognized as long-term accrued postretirement liability since it was not expected to be funded within one year.

Weighted average assumptions used to determine benefit obligations at date of measurement:

	2017	2016
Discount rate	3.34%	3.64%
Medical trend rate—immediate	6.30%	6.50%
Medical trend rate—grading period	20 years	21 years
Medical trend rate—ultimate	4.50%	4.50%

Effect of a one-percentage-point change in assumed health care cost trend rates:

($ in thousands)	1% Increase	1% Decrease
Effect on the total of service and interest cost components	$13	$(12)
Effect on postretirement medical benefit obligation	$257	$(241)

The medical trend rate used to determine the postretirement benefit obligation was 6.30% for 2017. The rate decreases gradually to an ultimate rate of 4.50% in 2037 and remains at that level thereafter. The trend rate is a significant factor in determining the amounts reported.

Components of net periodic benefit cost:

($ in thousands)	2017	2016
Service cost	$94	$64
Interest cost	169	86
Amortization of net gain	(193)	—

Net periodic benefit cost	$70	$150

Net periodic benefit costs are included in cost of sales and SG&A in the accompanying Combined Statements of Earnings. As discussed in Note 2, beginning in 2018 only the service cost component of net periodic benefit cost will be included in cost of sales and SG&A in the accompanying Combined Statements of Earnings and the other components of net periodic benefit cost will be included in nonoperating income (expense).

Included in accumulated other comprehensive income (loss) as of December 31, 2017 are unrecognized actuarial gains of $760,000 ($479,000 net of tax) that have not yet been recognized in net periodic benefit cost. The unrecognized gains are calculated as the difference between the actuarially determined projected benefit obligation and the value of the plan assets less accrued benefit costs as of December 31, 2017. The actuarial gains included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic benefit costs during the year ending December 31, 2018 are $92,000 ($70,000 net of tax).

The following sets forth benefit payments, which reflect expected future service, as appropriate, expected to be paid in the periods indicated ($ in thousands):

2018	$453
2019	596
2020	639
2021	722
2022	667
2023—2027	2,790

NOTE 10. INCOME TAXES

The A&S Business’s operating results were included in Fortive’s various consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. For periods prior to the Transactions, the A&S Business’s combined financial statements reflect income tax expense and deferred tax balances as if it had filed tax returns on a standalone basis separate from Fortive. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the A&S Business was a separate taxpayer and a standalone enterprise for all periods presented.

Tax Cuts and Jobs Act

On December 22, 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) that provides guidance on the financial statement implications of the TCJA. Pursuant to SAB 118 interpretive guidance, the A&S Business prepared and recorded tax accounting for the year ended December 31, 2017 applying tax laws in effect prior to the application of the provisions of the TCJA; and the A&S Business also recorded provisional estimates (as defined in SAB 118) for all the effects of the TCJA. Elections have been made on accounting policies and practices related to the TCJA, except as noted below. SAB 118 requires that the A&S Business disclose the following:

•

The A&S Business has recorded provisional estimates in these financial statements to account for the impact of the TCJA on deferred tax balances (the “Deferred Tax Revaluation”) as described below, the transition tax on cumulative foreign earnings and profits (the “Transition Tax”), and the international aspects, including revised foreign tax credit computational requirements (the “International Impacts”).

Provisional estimates have been presented in accordance with SAB 118 because the time frame between passage of the TCJA and the filing deadlines was insufficient to complete the tax accounting adjustments. The tax accounting adjustments involve a highly complex analysis of the TCJA legislation and Conference Committee legislative history. The TCJA has wide-ranging international and domestic tax impacts.

•	Further, the International Impacts and the corporate tax rate reduction net of base broadening provisions, is expected to increase the A&S Business’s U.S. liquidity. The A&S Business is evaluating the accounting treatment related to the new TCJA global intangible low-taxed income (“GILTI”) rules in the A&S Business’s financial statements and have not yet made a policy decision regarding whether to record deferred taxes.

•	The additional information needed to complete the accounting requirements under the TCJA includes interpretive guidance from the IRS for clarification of terminology, guidance for the numerous inconsistencies between the new statute, Conference Agreement, and prior law, as well as the interaction between numerous international tax law changes. After reasonable interpretative guidance has been developed, the A&S Business expects to gather and interpret additional factual information specific to its businesses.

•	SAB 118 provides for a one-year measurement period and the A&S Business intends to complete the accounting for the TCJA impacts within that time frame. As of December 31, 2017, the A&S Business has not recorded any measurement period adjustments.

•	The A&S Business has separately presented the provisional estimates in the tables below, including existing current and deferred tax amounts.

Earnings and Income Taxes

Earnings before income taxes for the years ended December 31 were as follows ($ in thousands):

	2017	2016	2015
United States	$122,741	$114,742	$118,253
International	69,976	51,473	46,811

Total	$192,717	$166,215	$165,064

The provision for income taxes for the years ended December 31 were as follows ($ in thousands):

	2017	2016	2015
Current:
Federal U.S.	$16,000	$24,000	$26,000
Non-U.S.	15,000	13,000	11,000
State and local	2,000	3,000	3,000
Deferred:
Federal U.S.	7,000	3,000	10,000
Non-U.S.	1,000	2,000	5,000
State and local	—	—	—

Income tax provision	$41,000	$45,000	$55,000

The 2017 current federal provision for income taxes above includes provisional estimates related to a one-time amount payable to the U.S. for the Transition Tax of $4,000,000, which was recorded in Parent’s equity as it was deemed immediately settled with Fortive. Under the provisions of the TCJA, a company is permitted to elect to pay this liability over an eight-year period without interest. Fortive expects to make that election with respect to its Transition Tax.

The A&S Business recorded provisional estimates of the Deferred Tax Revaluation which was recorded to reflect the reduction in the U.S. corporate income tax rate from 35% to 21%. In accordance with accounting guidance, the A&S Business measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. The A&S Business’s 2017 deferred federal and state income tax provisions include a provisionally estimated tax benefit of $10,000,000 related to the Deferred Tax Revaluation.

Deferred Tax Assets and Liabilities

All deferred tax assets and liabilities have been classified as noncurrent deferred tax liabilities and are included in other assets and other long-term liabilities in the accompanying Combined Balance Sheets. Deferred income tax assets and liabilities as of December 31 were as follows ($ in thousands):

	2017	2016
Deferred Tax Assets:
Inventories	$2,000	$3,000
Pension benefits	8,000	4,000
Other accruals and prepayments	7,000	9,000
Warranty services	1,000	1,000
Stock-based compensation expense	4,000	3,000
Tax credit and loss carryforwards	5,000	4,000
Other	(2,000)	1,000
Valuation allowances	(11,000)	(7,000)

Total deferred tax assets	$14,000	$18,000

Deferred Tax Liabilities:
Property, plant and equipment	(7,000)	(5,000)
Insurance, including self-insurance	(26,000)	(13,000)
Goodwill and other intangibles	(13,000)	(12,000)
Other	(2,000)	(6,000)

Total deferred tax liabilities	$(48,000)	$(36,000)

Provisional estimate of the deferred tax asset revaluation	(7,000)	—
Provisional estimate of the deferred tax liability revaluation	17,000	—

Net deferred tax liability	$(24,000)	$(18,000)

The A&S Business’s deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The A&S Business evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the A&S Business experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, it normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the A&S Business experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, it then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, the A&S Business would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, the A&S Business established a valuation allowance.

Applying the above methodology, valuation allowances have been established for certain deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Deferred taxes associated with U.S. entities consist of net deferred tax liabilities of approximately $20,000,000 and $15,000,000 as of December 31, 2017 and December 31, 2016, respectively. Deferred taxes associated with non-U.S. entities consist of net deferred tax liabilities of approximately $4,000,000 and $3,000,000 inclusive of valuation allowances of $11,000,000 and $7,000,000 as of December 31, 2017 and December 31, 2016, respectively. During 2017, the A&S Business’s valuation allowance increased by $4,000,000 due primarily to valuation allowances related to foreign net operating losses and disallowed interest carryforwards.

As of December 31, 2017, the A&S Business’s non-U.S. net operating loss carryforwards totaled $19,000,000. Included in deferred tax assets as of December 31, 2017 are tax benefits for non-U.S. net operating loss carryforwards totaling $5,000,000, before applicable valuation allowances of $5,000,000. Certain of these losses can be carried forward indefinitely and others can be carried forward to various dates from 2018 through 2037. Recognition of some of these loss carryforwards is subject to an annual limit, which may cause them to expire before they are used.

As of December 31, 2017, the A&S Business had no U.S. or non-U.S. tax credit carryforwards.

Effective Income Tax Rate

The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Earnings
	2017	2016	2015
Statutory federal income tax rate	35%	35%	35%
Increase (decrease) in tax rate resulting from:
State income taxes (net of federal income tax benefit)	1%	1%	1%
Foreign income taxed at lower rate than U.S. statutory rate	(7)%	(6)%	(3)%
Research and experimentation credits and federal domestic production deduction	(3)%	(3)%	(3)%
Other	(2)%	—%	3%

Effective income tax rate prior to the impact of the TCJA	24%	27%	33%

Deferred Tax Revaluation	(5)%	—%	—%
Transition Tax	2%	—%	—%

Total provisional estimates related to the TCJA	(3)%	—%	—%

Estimated effective income tax rate including provisional estimates of the TCJA	21%	27%	33%

The A&S Business’s estimated effective tax rate including provisional estimates of the TCJA for 2017 differs from the U.S. federal statutory rate of 35% due primarily to net favorable impacts associated with the TCJA, its earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

The A&S Business’s effective tax rates for 2016 and 2015 differ from the U.S. federal statutory rate of 35% due primarily to its earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate, and the impact of credits and deductions provided by law.

The A&S Business conducts business globally, and, as part of its global business, it files numerous income tax returns in the U.S. federal, state and foreign jurisdictions. The A&S Business’s ability to obtain a tax benefit from lower statutory tax rates outside of the United States is dependent on its levels of taxable income in these foreign countries and under current U.S. tax law. The A&S Business believes that a change in the statutory tax rate of any individual foreign country would not have a material effect on its financial statements given the geographic dispersion of its taxable income.

The Parent and its subsidiaries (including the A&S Business) are routinely examined by various domestic and international taxing authorities. Fortive remains liable for all pre-Transaction unrecognized tax benefits. Under the terms of the Transactions, the A&S Business has no unrecognized tax benefits where they are responsible through the period ended December 31, 2017.

Repatriation and Unremitted Earnings

As part of Fortive, the A&S Business is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the A&S Business are accounted for through the net Parent investment account of the A&S Business. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to the A&S Business in the financial statements.

The TCJA eliminated the U.S. tax cost for qualified repatriation beginning in 2018. Pre-2018 foreign cumulative earnings remain subject to foreign remittance taxes. As a result of the TCJA, Fortive expects to repatriate cash of which an estimated $14,000,000 relates to the A&S Business and is not subject to any estimated foreign remittance taxes. This excludes foreign earnings: 1) required as working capital for local operating needs, 2) subject to local law restrictions, 3) subject to high foreign remittance tax costs, 4) previously invested in physical assets or acquisitions, or 5) intended for future acquisitions/growth. For most of Fortive’s foreign operations, including operations of the A&S Business, Fortive makes an assertion regarding the amount of earnings in excess of intended repatriation that are expected to be held for indefinite reinvestment. No provisions for foreign remittance taxes have been made with respect to earnings that are planned to be reinvested indefinitely. The amount of foreign remittance taxes that may be applicable to such earnings is not readily determinable given local law restrictions that may apply to a portion of such earnings, unknown changes in foreign tax law that may occur during the restriction period, and the various tax planning alternatives Fortive could employ on behalf of the A&S Business if it repatriated these earnings. As of December 31, 2017, the basis difference based upon earnings of the A&S Business that Fortive plans to reinvest indefinitely outside of the United States for which foreign deferred taxes have not been provided was estimated at $90,000,000.

The TCJA imposed a final U.S. tax on cumulative earnings from Fortive’s foreign operations, including foreign operations of the A&S Business, and Fortive previously made an assertion regarding the amount of such earnings intended for indefinite reinvestment. Therefore, as of December 31, 2017, the basis difference for which U.S. deferred taxes have not been provided is $0. Beginning in 2018, the basis difference will begin to grow again to the extent that Fortive makes the assertion. However, the TCJA expansion of the U.S. worldwide tax system is expected to significantly reduce future annual increases to the assertion.

NOTE 11. LEASES AND COMMITMENTS

The A&S Business’s operating leases extend for varying periods of time up to six years and, in some cases, contain renewal options that would extend existing terms beyond six years. Future minimum rental payments for all operating leases having initial or remaining noncancelable lease terms in excess of one year are $7,225,000 in 2018, $6,650,000 in 2019, $5,089,000 in 2020, $1,878,000 in 2021, $1,824,000 in 2022 and $2,629,000 thereafter. Total rent expense for all operating leases was $7,349,000, $6,301,000 and $6,496,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

The A&S Business generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and range from ninety days up to five years. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of the A&S Business’s accrued warranty liability ($ in thousands):

Balance, January 1, 2016	$5,299
Accruals for warranties issued during the year	1,374
Settlements made	(2,065)
Effect of foreign currency translation	(26)

Balance, December 31, 2016	$4,582
Accruals for warranties issued during the year	1,542
Settlements made	(2,075)
Effect of foreign currency translation	97

Balance, December 31, 2017	$4,146

NOTE 12. LITIGATION AND CONTINGENCIES

The A&S Business is, from time to time, subject to a variety of litigation and other proceedings incidental to its business, including lawsuits involving claims for damages arising out of the use of its products, claims relating to intellectual property matters, employment matters, commercial disputes, and personal injury as well as regulatory investigations or enforcement. The A&S Business may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, divested businesses. Some of these lawsuits may include claims for punitive and consequential as well as compensatory damages. Based upon the A&S Business’s experience, current information and applicable law, the A&S Business does not expect that these proceedings and claims will have a material adverse effect on its financial position, results of operations or cash flows.

While Fortive maintains workers’ compensation, property, cargo, automobile, crime, fiduciary, product, general, and directors’ and officers’ liability insurance on behalf of the A&S Business (and have acquired rights under similar policies in connection with certain acquisitions) that cover a portion of these claims, this insurance may be insufficient or unavailable to cover such losses. In addition, while the A&S Business believes it is entitled to indemnification from third parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses. The A&S Business maintains third-party insurance policies up to certain limits to cover certain liability costs in excess of predetermined retained amounts. For most insured risks, the A&S Business purchases outside insurance coverage only for severe losses (stop loss insurance) and reserves must be established and maintained with respect to amounts within the self-insured retention.

In accordance with accounting guidance, the A&S Business records a liability in the combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of the A&S Business’s specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While the A&S Business actively pursues financial recoveries from insurance providers, it does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves the A&S Business has previously established are inadequate, it would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect its net earnings. Refer to Note 6 for information about the amount of the A&S Business’s accruals for self-insurance and litigation liability.

As of December 31, 2017 and 2016, the A&S Business had approximately $2,576,000 and $2,507,000, respectively, of guarantees consisting primarily of outstanding standby letters of credit and bank guarantees. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure the A&S Business’s obligations and/or performance requirements related to specific transactions. The A&S Business expects that if the obligations under these instruments were triggered, they would not have a material effect on its financial statements.

NOTE 13. STOCK-BASED COMPENSATION

The A&S Business has no stock-based compensation plans; however, certain of its employees are eligible to participate in the Plans, which include stock options and RSUs. All current grants of stock options and RSUs are made under the Plans.

In connection with the Danaher Separation, Fortive adopted the 2016 Stock Incentive Plan (the “Stock Plan”) that became effective upon Fortive’s separation from Danaher. Outstanding equity awards of Danaher held by employees of the A&S Business upon the Danaher Separation were converted into or replaced with Fortive equity awards (the “Conversion Awards”) under the Stock Plan based on the “concentration method,” and were adjusted to maintain the economic value immediately before and after the distribution date using the relative fair market value of Danaher and Fortive common stock based on their respective closing prices as of July 1, 2016. There was no incremental stock-based compensation expense recorded as a result of this equity award conversion.

Stock options granted under the Plans generally vest pro-rata over a five-year period and terminate ten years from the grant date, though the specific terms of each grant are determined by either the Compensation Committee of Fortive’s or Danaher’s Board of Directors (“Compensation Committee”).

RSUs issued under the Plans provide for the issuance of a share of either Fortive’s or Danaher’s common stock at no cost to the holder and generally vest pro-rata over a five-year period, though the specific terms of each grant are determined by the Compensation Committee.

The options and RSUs generally vest only if the employee is employed by Fortive on the vesting date, unless the employee has reached the retirement age and/or service requirements, or in limited circumstances, if the Compensation Committee determines otherwise.

The expense associated with the employees of the A&S Business who participate in the Plans is allocated to the A&S Business in the accompanying Combined Statements of Earnings as a component of SG&A. Prior to the Danaher Separation, Danaher allocated stock-based compensation expense to the A&S Business based on employees of the A&S Business participating in the Danaher plans. Following the Danaher Separation, the amount of stock-based compensation expense recognized during a period is based on the grant date fair value of the award and the portion of the awards that are ultimately expected to vest. Accordingly, the amounts presented for the years ended December 31, 2016 and 2015 may not be indicative of the A&S Business’s results had it been a separate stand-alone entity throughout the periods presented.

The fair value of RSUs is calculated using either the closing price of Fortive or Danaher common stock on the date of grant, adjusted for the impact of RSUs not having dividend rights prior to vesting. The fair value of the stock options granted is calculated using a Black-Scholes Merton (“Black-Scholes”) option pricing model. The A&S Business recognizes compensation expense for these awards over the requisite service period (which is generally the vesting period but may be shorter than the vesting period, for example, if the employee becomes retirement eligible before the end of the vesting period), and estimates pre-vesting forfeitures at the time of grant by analyzing historical data, and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

During the years ended December 31, 2017, 2016 and 2015, the A&S Business recognized non-cash, pre-tax compensation expense associated with share-based compensation programs of approximately $4,416,000, $4,658,000 and $3,399,000, respectively. As of December 31, 2017, $3,125,000 and $3,317,000 of total unrecognized compensation cost related to RSUs and stock options, respectively, are expected to be recognized over a weighted average period of approximately three years. These amounts will be adjusted for any future changes in estimated forfeitures.

When stock options are exercised by the employee or Stock Awards vest, the A&S Business derives a tax deduction measured by the excess of the market value on such date over the grant date price. As of January 1, 2017, the A&S Business prospectively adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718). During the year ended December 31, 2017, the A&S Business realized a tax benefit of $4,108,000 related to stock options that were exercised and Stock Awards that vested. Accordingly, the A&S Business recorded the excess of the tax benefit related to the exercise of stock options and vesting of Stock Awards over the expense recorded for financial statement reporting purposes (the “Excess Tax Benefit”) as a component of income tax expense and as an operating cash inflow in the accompanying consolidated and combined financial statements. During the year ended December 31, 2017, such Excess Tax Benefit was $2,852,000 related to stock options that were exercised and Stock Awards that vested.

Prior to the adoption of ASU No. 2016-09, the A&S Business realized a tax benefit of $1,285,000 for the six months ended December 31, 2016, related to stock options that were exercised and Stock Awards that vested. The Excess Tax Benefit was recorded as a component of equity in the combined financial statements. For the six months ended December 31, 2016, the Excess Tax Benefit was recorded as an increase to additional paid-in capital and is reflected as a financing cash inflow in the accompanying Combined Statements of Cash Flows. Prior to the Danaher Separation, the Excess Tax Benefit was recorded as an increase to Former Parent’s investment.

Stock Options

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument whose maturity period equals or approximates the option’s expected term. Expected volatility is based on implied volatility from traded options on either Fortive’s or Danaher’s stock and historical volatility of either Fortive’s or Danaher’s stock. The dividend yield is calculated by dividing either Fortive’s or Danaher’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. To estimate the option exercise timing used in the valuation model, in addition to considering the vesting period and contractual term of the option, the A&S Business analyzes and considers actual historical exercise experience for previously granted options.

The following summarizes the assumptions used in the Black-Scholes model to value stock options granted under the Stock Plan and the Danaher Plans during the years ended December 31:

	2017	2016	2015
Risk-free interest rate	1.90%—2.08%	1.21%—1.77%	1.55%—1.77%
Volatility (a)	20.3%	24.5%	24.3%
Dividend yield (b)	0.44%	0.56%	0.56%
Expected years until exercise	5.5	5.5	5.5

(a)	Weighted average volatility subsequent to the Danaher Separation was estimated based on an average historical stock price volatility of a group of Fortive peer companies given the limited trading history. Weighted average volatility for periods prior to the Danaher Separation was based on implied volatility from traded options on Danaher’s stock and the historical volatility of Danaher’s stock.
(b)	The dividend yield subsequent to the Danaher Separation is calculated by dividing Fortive’s annual dividend, based on the most recent quarterly dividend rate, by Fortive’s closing stock price on the grant date. The dividend yields for periods prior to the Danaher Separation were calculated by dividing Danaher’s annual dividend, based on the most recent quarterly dividend rate, by Danaher’s closing stock price on the grant date.

The following summarizes option activity subsequent to the Danaher Separation under the Plans for the year ended December 31, 2017, and six months ended December 31, 2016 (in thousands, except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of July 2, 2016	1,321	$32.65
Granted	6	51.84
Exercised	(30)	26.13
Canceled/forfeited	(28)	40.57

Outstanding as of December 31, 2016	1,269	33.23
Granted	165	58.07
Exercised	(212)	24.77
Canceled/forfeited	(55)	45.12

Outstanding as of December 31, 2017	1,167	$35.89	6.3	$42,541

Vested and expected to vest as of December 31, 2017 (a)	1,129	$37.27	6.2	$41,646
Vested as of December 31, 2017	674	$27.95	4.5	$29,925

(a)	The “expected to vest” options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price of Fortive common stock on the last trading day of 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. The amount of aggregate intrinsic value will change based on the price of Fortive’s common stock.

RSU Activity

The following summarizes information related to RSU activity subsequent to the Danaher Separation under the Plans for the year ended December 31, 2017, and six months ended December 31, 2016 (in thousands, except price per share):

	Number of RSUs	Weighted Average Grant-Date Fair Value
Unvested as of July 2, 2016	273	$35.36
Granted	2	46.25
Vested	(63)	33.01
Forfeited	(12)	39.59

Unvested as of December 31, 2016	200	39.20
Granted	55	57.79
Vested	(66)	35.96
Forfeited	(20)	43.94

Unvested as of December 31, 2017	169	$45.92

NOTE 14. SEGMENT INFORMATION

The A&S Business is comprised of certain operating units of Fortive that are recognized leaders in attractive markets globally. The A&S Business provides a wide range of electromechanical and electronic motion control products and mechanical components as well as supplemental braking systems for commercial vehicles. Given the interrelationships between products, technologies and customers, and resulting similar long-term economic characteristics, the A&S Business meets the criteria for aggregating its four operating segments into a single reportable segment.

Operations in Geographical Areas:

	For The Year Ended December 31
($ in thousands)	2017	2016	2015
Sales:
United States	$442,441	$442,429	$490,938
China	107,585	71,170	53,819
Germany	90,403	87,643	86,182
All other (each country individually less than 5% of total sales)	266,920	251,350	243,146

Total	$907,349	$852,592	$874,085

Long-lived assets:
United States	$557,663	$557,328	$549,014
China	23,745	12,531	9,240
Sweden	23,368	20,089	36,741
Germany	21,099	21,141	19,810
All other (each country individually less than 5% of total long-lived assets)	41,800	39,370	34,291

Total	$667,675	$650,459	$649,096

Sales by Major Product Group:

	For The Year Ended December 31
($ in thousands)	2017	2016	2015
Motors	$312,836	$292,600	$305,911
Brakes, clutches and resolvers	236,017	227,704	240,919
Linear devices	226,698	216,639	216,207
All other	131,798	115,649	111,048

Total	$907,349	$852,592	$874,085

NOTE 15. RELATED PARTY TRANSACTIONS

Allocations of Expenses Prior to the Transactions

The A&S Business has historically operated as part of Fortive or Danaher and not as a stand-alone company. Accordingly, certain shared costs have been allocated to the A&S Business and are reflected as expenses in these financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the A&S Business for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the A&S Business had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by the A&S Business.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to the A&S Business and are reflected in the Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, marketing and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using methodologies that management believes are reasonable for the item being allocated. Allocation methodologies include the A&S Business’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, the A&S Business was allocated expenses related to certain insurance programs Fortive administers on behalf of the A&S Business, including automobile liability, workers’ compensation, general liability, product liability, directors and officers liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are allocations related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to the A&S Business based on incurred claims of the A&S Business. Fortive has premium based policies which cover amounts in excess of the self-insured retentions. The A&S Business is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to the A&S Business’s known and incurred but not reported claims has been allocated to the A&S Business and reflected on the accompanying Combined Balance Sheets.

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, the A&S Business was allocated expenses related to the medical insurance programs Fortive administers on behalf of the A&S Business. These amounts were allocated using actual medical claims incurred during the period for the associated employees attributable to the A&S Business.

Deferred Compensation Program Administered by Fortive

Certain employees of the A&S Business participate in Fortive’s nonqualified deferred compensation programs that permit officers, directors and certain management employees to defer a portion of their compensation, on a pre-tax basis, until their termination of employment. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by the A&S Business are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of the A&S Business.

The amounts of related party expenses allocated to the A&S Business from Fortive and its subsidiaries for the years ended December 31, 2017, 2016 and 2015, were as follows ($ in thousands):

	2017	2016	2015
Allocated corporate expenses	$17,401	$16,351	$16,763
Directly Related Charges:
Insurance programs expenses	1,113	1,153	1,150
Medical insurance programs expenses	22,453	20,970	20,308
Deferred compensation programs expenses	196	456	595

Total related party expenses	$41,163	$38,930	$38,816

Revenue and Other Transactions Entered Into in the Ordinary Course of Business

Certain of the A&S Business’s revenue arrangements are related to contracts entered into in the ordinary course of business with Fortive and its affiliates.

The A&S Business recorded revenues of approximately $4,480,000, $3,966,000 and $4,598,000 from sales to Fortive and its subsidiaries during the years ended December 31, 2017, 2016 and 2015, respectively. Subsequent to the Danaher Separation, the A&S Business recorded revenues of approximately $1,221,000 and $823,000 from sales to Danaher and its subsidiaries during the year ended December 31, 2017 and six months ended December 31, 2016, respectively.

The A&S Business recorded purchases of approximately $2,877,000, $2,513,000 and $2,541,000 from Fortive and its subsidiaries during the years ended December 31, 2017, 2016 and 2015, respectively. Subsequent to the Danaher Separation, purchases from Danaher and its subsidiaries were not material during both the year ended December 31, 2017 and six months ended December 31, 2016.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ in thousands)

Classification	Balance at Beginning of Period (a)	Charged to Costs & Expenses	Impact of Currency	Write Offs, Write Downs & Deductions	Balance at End of Period (a)
Year Ended December 31, 2017:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$1,160	$200	$17	$(522)	$855
Year Ended December 31, 2016:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$1,185	$414	$(26)	$(413)	$1,160
Year Ended December 31, 2015:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$1,633	$206	$(19)	$(635)	$1,185

(a)	Amounts include allowance for doubtful accounts classified as current.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED CONDENSED BALANCE SHEETS

($ in thousands)

	As of
	March 30, 2018	December 31, 2017
	(unaudited)
ASSETS
Current assets:
Accounts receivable less allowance for doubtful accounts of $1,017 and $855 at March 30, 2018 and December 31, 2017, respectively	$140,778	$123,713
Inventories
Finished goods	15,328	15,825
Work in process	5,790	5,827
Raw materials	55,056	52,213

Total Inventories	76,174	73,865
Prepaid expenses and other current assets	7,539	6,777

Total current assets	224,491	204,355
Property, plant and equipment, net of accumulated depreciation of $265,581 and $262,420 at March 30, 2018 and December 31, 2017, respectively	104,389	102,113
Other assets	8,050	7,781
Goodwill	538,329	538,238
Other intangible assets, net	19,456	19,543

Total assets	$894,715	$872,030

LIABILITIES AND PARENT’S EQUITY
Current liabilities:
Trade accounts payable	$106,346	$99,234
Accrued expenses	48,904	55,565
Short-term borrowings	3,666	3,950

Total current liabilities	158,916	158,749
Other long-term liabilities	54,248	50,373
Parent’s equity:
Net Parent investment	712,432	695,926
Accumulated other comprehensive loss	(30,881)	(33,018)

Total Parent’s equity	681,551	662,908

Total liabilities and Parent’s equity	$894,715	$872,030

See the accompanying Notes to the Combined Condensed Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF EARNINGS

($ in thousands)

(unaudited)

	Three Months Ended
	March 30, 2018	March 31, 2017
Sales	$250,645	$218,764
Cost of sales	(146,117)	(129,127)

Gross profit	104,528	89,637
Operating costs:
Selling, general and administrative expenses	(37,719)	(35,006)
Research and development expenses	(9,074)	(8,912)

Operating profit	57,735	45,719
Interest expense and other	(141)	(69)

Earnings before income taxes	57,594	45,650
Income taxes	(9,749)	(11,000)

Net earnings	$47,845	$34,650

See the accompanying Notes to the Combined Condensed Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

($ in thousands)

(unaudited)

	Three Months Ended
	March 30, 2018	March 31, 2017
Net earnings	$47,845	$34,650
Other comprehensive income, net of income taxes:
Foreign currency translation adjustments	1,585	3,831
Pension adjustments	552	209

Total other comprehensive income, net of income taxes	2,137	4,040

Comprehensive income	$49,982	$38,690

See the accompanying Notes to the Combined Condensed Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF CHANGES IN PARENT’S EQUITY

($ in thousands)

(unaudited)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment
Balance, December 31, 2017	$(33,018)	$695,926
Adoption of accounting standards	—	(46)

Balance, January 1, 2018	(33,018)	695,880
Net earnings for the year	—	47,845
Net transfers to Parent	—	(32,205)
Other comprehensive income	2,137	—
Stock-based compensation expense	—	912

Balance, March 30, 2018	$(30,881)	$712,432

See the accompanying Notes to the Combined Condensed Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

($ in thousands)

(unaudited)

	Three Months Ended
	March 30, 2018	March 31, 2017
Cash flows from operating activities:
Net earnings	$47,845	$34,650
Noncash items:
Depreciation	4,000	3,886
Amortization	74	90
Stock-based compensation expense	912	1,231
Change in deferred income taxes	3,919	2,000
Change in accounts receivable, net	(16,697)	(7,817)
Change in inventories	(2,100)	(3,670)
Change in trade accounts payable	6,823	3,156
Change in prepaid expenses and other assets	(997)	(1,864)
Change in accrued expenses and other liabilities	(6,166)	(6,378)

Net cash provided by operating activities	37,613	25,284

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(5,478)	(5,457)

Net cash used in investing activities	(5,478)	(5,457)

Cash flows from financing activities:
Net transfers to Parent	(32,205)	(22,353)
Net repayments of short-term borrowings	(132)	—

Net cash used in financing activities	(32,337)	(22,353)

Effect of exchange rate changes on net transfers to Parent	202	2,526

Net change in cash and equivalents	—	—
Beginning balance of cash and equivalents	—	—

Ending balance of cash and equivalents	$—	$—

See the accompanying Notes to the Combined Condensed Financial Statements.

AUTOMATION & SPECIALTY BUSINESS OF FORTIVE CORPORATION

NOTES TO THE COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

The accompanying combined condensed financial statements present the historical financial position, results of operations, changes in Fortive Corporation’s (“Fortive” or “Parent”) equity and cash flows of the Automation & Specialty platform, excluding Fortive’s Hengstler and Dynapar businesses (the “A&S Business” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the preparation of carved-out combined financial statements. The Hengstler and Dynapar businesses are not included in the accompanying combined condensed financial statements as they are excluded from the proposed transaction and will remain part of Fortive. The A&S Business had operated as part of Danaher Corporation’s (“Danaher” or the “Former Parent”) Industrial Technologies segment prior to the separation of Fortive from Danaher on July 2, 2016 (the “Danaher Separation”) and, following the Danaher Separation, as part of the Automation & Specialty platform within Fortive’s Industrial Technologies segment.

The A&S Business consists of certain operating units of Parent that are recognized leaders in attractive markets globally. The A&S Business provides a wide range of electromechanical and electronic motion control products and mechanical components as well as supplemental braking systems for commercial vehicles. The automation products are sold in various precision motion markets, such as the markets for packaging equipment, medical equipment, metal forming equipment, robotics and food and beverage processing applications. The A&S Business is also a leading worldwide supplier of supplemental braking systems for commercial vehicles. The A&S Business’s research and development, manufacturing, sales, distribution, service and administrative facilities are located across North America, Asia Pacific, Europe and Latin America.

On March 7, 2018, Fortive announced that it and Stevens Holding Company, Inc. (“Newco”), a wholly-owned subsidiary of Fortive, had entered into definitive agreements with Altra Industrial Motion Corp., a Delaware corporation (“Altra”), and McHale Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Altra (“Merger Sub”), for a transaction (collectively, the “Transactions”) pursuant to which, subject to the terms and conditions of certain definitive agreements, Fortive will transfer certain assets and liabilities constituting a portion of the A&S Business to Newco or one or more subsidiaries of Fortive, and will cause any applicable subsidiaries of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities. Immediately thereafter, Fortive will contribute all equity interests in each such subsidiary of Fortive holding assets and liabilities constituting the A&S Business to Newco in exchange for (i) a number of shares of common stock, par value $0.01 per share of Newco (the “Newco Common Stock”), (ii) securities representing indebtedness of Newco in an aggregate principal amount determined pursuant to such definitive agreements, and (iii) cash dividend in an aggregate amount determined pursuant to such definitive agreements. In addition, as part of the Transactions, Fortive will distribute to its stockholders all of the issued and outstanding shares of Newco Common Stock held by Fortive, at Fortive’s option, by way of an exchange offer or a pro rata dividend, or a combination thereof (the “Distribution”), followed by merger of Merger Sub with and into Newco (the “Merger”), with Newco surviving as a wholly-owned subsidiary of Altra and with the issued and outstanding shares of Newco Common Stock converted in the Merger into shares of common stock, par value $0.001 per share, of Altra. In addition, as part of the Transactions, Fortive will transfer certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets. Upon completion of the Merger, holders of Fortive’s common stock participating in the Distribution are expected to own in the aggregate approximately 54% of the outstanding shares of Altra common stock on a fully-diluted basis immediately following the Merger. The Transactions are expected to be completed in 2018. Altra and Fortive anticipate that certain direct sales of certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra will be completed after the closing date of the Merger due to regulatory and other delays in certain jurisdictions outside the United States.

The Transactions remain subject to the approval of the issuance of shares of Altra common stock in the Merger by Altra’s stockholders and the satisfaction of customary closing conditions, including regulatory approvals and the absence of a Material Adverse Effect with respect to either the A&S Business or Altra.

The A&S Business has historically operated as part of Fortive and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the A&S Business’s activity are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to the A&S Business and allocations of related assets, liabilities, and Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the A&S Business been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 8.

As part of Fortive, the A&S Business is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the A&S Business are accounted for through the Parent investment account of the A&S Business. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been included in the A&S Business in the Combined Condensed Balance Sheets. The impact of foreign currency exchange rates on the cash that the A&S Business had access to during the periods presented is reflected in the Combined Condensed Statements of Cash Flows.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of the A&S Business. All significant transactions between the A&S Business and Fortive have been included in the accompanying combined condensed financial statements. Transactions with Fortive are reflected in the accompanying Combined Condensed Statements of Changes in Parent’s Equity as “Net transfers to parent” and in the accompanying Combined Condensed Balance Sheets within “Net Parent investment”.

All significant intercompany accounts and transactions between the operations comprising the A&S Business have been eliminated in the accompanying financial statements.

The accompanying financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the A&S Business’s financial position as of March 30, 2018 and December 31, 2017, and its results of operations and cash flows for the three months ended March 30, 2018 and March 31, 2017.

Accumulated Other Comprehensive Income (Loss)—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in thousands):

	Foreign currency translation adjustments	Pension & postretirement plan benefit adjustments (b)		Total
For the three months ended March 30, 2018:
Balance, December 31, 2017	$(20,385)	$(12,633)		$(33,018)
Other comprehensive income before reclassifications, net of income taxes	1,585	—		1,585
Amounts reclassified from accumulated other comprehensive income:
Increase	—	552	(a)	552

Income tax impact	—	—		—

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	552	(a)	552

Net current period other comprehensive income, net of income taxes	1,585	552		2,137

Balance, March 30, 2018	$(18,800)	$(12,081)		$(30,881)

For the three months ended March 31, 2017:
Balance, December 31, 2016	$(30,471)	$(9,848)		$(40,319)
Other comprehensive income before reclassifications, net of income taxes	3,831	—		3,831
Amounts reclassified from accumulated other comprehensive income:
Increase	—	209	(a)	209
Income tax impact	—	—		—

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	209	(a)	209

Net current period other comprehensive income, net of income taxes	3,831	209		4,040

Balance, March 31, 2017	$(26,640)	$(9,639)		$(36,279)

(a)	This accumulated other comprehensive income component is included in the computation of net periodic pension cost (refer to Note 5 for additional details).
(b)	Includes balances relating to non-U.S. employee defined benefit plans and other postretirement employee benefit plans.

Subsequent Events—The A&S Business has evaluated subsequent events for recording or disclosure in these financial statements through June 21, 2018, the date the financial statements will be available to be issued.

Recently Issued Accounting Standards—In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. The standard also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. The accounting applied by a lessor is largely unchanged from that applied under the current standard. This standard is effective for the A&S Business beginning January 1, 2019 (with early adoption permitted) using a modified retrospective transition approach and provides for certain practical expedients. In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605),

Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which provided additional implementation guidance on the previously issued ASUs. The A&S Business is currently evaluating the impact of this standard on its financial statements.

NOTE 2. GOODWILL

The following is a rollforward of the A&S Business’s goodwill ($ in thousands):

Balance, December 31, 2017	$538,238
Foreign currency translation	91

Balance, March 30, 2018	$538,329

The A&S Business has not identified any “triggering” events which would have indicated a potential impairment of goodwill in the three months ended March 30, 2018.

NOTE 3. SHORT-TERM BORROWINGS

As of March 30, 2018 and December 31, 2017, the A&S Business had short-term borrowings outstanding of $3,666,000 and $3,950,000 under its general credit agreement with Citibank A.S. (the “Credit Agreement”).

The A&S Business recorded interest expense of $156,000 and $98,000 during the three months ended March 30, 2018 and March 31, 2017, respectively, in connection with the Credit Agreement.

NOTE 4. REVENUE

On January 1, 2018, the A&S Business adopted ASU 2014-09 Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the A&S Business’s historic accounting policy under ASC Topic 605 Revenue Recognition. The A&S Business recorded an immaterial transition adjustment to opening net Parent investment as of January 1, 2018 due to the cumulative impact of adopting Topic 606. The impact to revenues as a result of applying Topic 606 for the quarter ended March 30, 2018 was immaterial.

The A&S Business’s significant accounting policies are detailed in Note 2 of the annual audited combined financial statements included elsewhere in this prospectus. Significant changes to the accounting policies as a result of adopting Topic 606 are discussed below:

Revenue Recognition—The A&S Business derives revenues primarily from the sale of products. Revenue is recognized when control of promised products are transferred to customers in an amount that reflects the consideration the A&S Business expects to be entitled to in an exchange for those products. For revenue related to a product to qualify for recognition, the A&S Business must have an enforceable contract with a customer that defines the products to be transferred and the payment terms related to those products. Further, collection of substantially all consideration for the products transferred must be probable based on the customer’s intent and ability to pay the promised consideration. Judgment is applied in determining the customer’s ability and intention to pay, which is based on a combination of financial and qualitative factors, including the customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information.

Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are considered in determining the transaction price for the contract; these allowances and rebates are reflected as a reduction in the contract transaction price. Significant judgment is exercised in determining product returns, customer allowances and rebates, and are estimated based on historical experience and known trends.

Most of the A&S Business’s sales contracts contain standard terms and conditions. Contracts are evaluated to identify distinct products promised in the contract (performance obligations). Sometimes this evaluation involves judgment to determine whether the products are highly dependent on or highly interrelated with one another, or whether such products significantly modify or customize one another. The A&S Business allocates the contract transaction price to each performance obligation using the observable price that the product sells for separately in similar circumstances and to similar customers, and/or a residual approach when the observable selling price of a product is not known and is either highly variable or uncertain. Allocating the transaction price to each performance obligation sometimes requires significant judgment.

The principal terms of sale for the A&S Business are FOB Shipping Point, or equivalent, and, as such, the A&S Business primarily records revenue upon shipment as performance obligations are satisfied at that time. The A&S Business evaluates contracts with delivery terms other than FOB Shipping Point and recognizes revenue when performance obligations have been satisfied. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation or acceptance by the customer), revenue recognition is deferred until such obligations have been fulfilled. Further, revenue related to separately priced product maintenance agreements is deferred when appropriate and recognized as revenue over the term of the agreement.

Contract Assets—In certain circumstances, the A&S Business records contract assets which include unbilled amounts typically resulting from sales under contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not subject only to the passage of time. These contract assets are immaterial.

Deferred sales commissions are generally not capitalized as the amortization period is one year or less, and the A&S Business elected to use the practical expedient to expense these sales commissions as incurred. As of March 30, 2018, the A&S Business did not have any deferred sales commissions with amortization periods longer than one year.

During the first three months of 2018, the A&S Business did not recognize any impairment losses on its contract assets.

Contract Liabilities—The A&S Business’s contract liabilities consist of deferred revenue generally related to installation and product maintenance agreements, where in most cases up-front payments have been received and revenue recognized over the support term. The A&S Business classifies deferred revenue as current or noncurrent based on the timing of when it expects to recognize revenue. The noncurrent portion of deferred revenue is included in other long-term liabilities in the combined condensed balance sheets.

The A&S Business’s contract liabilities consisted of the following ($ in thousands):

	As of
	March 30, 2018	December 31, 2017
Deferred revenue - current	$2,957	$2,000
Deferred revenue - noncurrent	154	157

Total contract liabilities	$3,111	$2,157

The increase in the A&S Business’s contract liabilities from December 31, 2017 to March 30, 2018 was primarily due to the timing and mix of product sales. In the first three months of 2018, the A&S Business recognized $141,000 of revenue related to its contract liabilities at January 1, 2018.

Remaining Performance Obligations—The remaining performance obligations represent the transaction price of firm, noncancelable orders, with expected delivery dates to customers greater than one year from March 30, 2018, for which work has not been performed. The A&S Business has excluded performance obligations with an original expected duration of one year or less from the amounts below. The aggregate performance obligations as of March 30, 2018 are $6,221,000, the majority of which are related to contracts to sell products. Approximately 25 percent of the remaining performance obligations will be fulfilled within the next four years with the remaining 75 percent expected to be fulfilled thereafter.

Disaggregation of Revenue

The A&S Business disaggregates revenue from contracts with customers by geographic location, major product group and end market as it best depicts how the nature, amount, timing and uncertainty of the A&S Business’s revenue and cash flows are affected by economic factors. Disaggregation of revenue for the three months ended March 30, 2018 and March 31, 2017 is presented as follows ($ in thousands):

	Three Months Ended
	March 30, 2018	March 31, 2017
Geographic:
United States	$117,133	$104,466
China	30,096	27,356
Germany	28,234	23,016
All other (each country individually less than 5% of total sales)	75,182	63,926

Total	$250,645	$218,764

Major Product Group:
Motors	$88,040	$71,506
Brakes, clutches and resolvers	67,747	58,833
Linear devices	60,464	57,511
All other	34,394	30,914

Total	$250,645	$218,764

End Markets:
Direct sales
Automotive	$60,800	$51,470
Industrial & Manufacturing	50,600	38,951
Medical	27,500	26,300
Other	51,045	48,545

Total direct sales	189,945	165,266

Distributors	60,700	53,498

Total	$250,645	$218,764

NOTE 5. DEFINED BENEFIT PLANS

For a full description of the A&S Business’s noncontributory defined benefit pension plans, refer to Note 8 of its annual audited combined financial statements included elsewhere within this prospectus.

The following sets forth the components of the A&S Business’s net periodic pension costs associated with the noncontributory defined benefit pension plans ($ in thousands):

	Three Months Ended
	March 30, 2018	March 31, 2017
Service cost	$126	$130
Interest cost	42	37
Expected return on plan assets	(318)	(318)
Amortization of net loss	242	257

Net periodic pension cost	$92	$106

For a full description of the A&S Business’s other postretirement benefit plans, refer to Note 9 of its annual audited combined financial statements included elsewhere within this prospectus.

The following sets forth the components of the A&S Business’s net periodic benefit cost of the other postretirement benefit plans ($ in thousands):

	Three Months Ended
	March 30, 2018	March 31, 2017
Service cost	$25	$24
Interest cost	43	42
Amortization of net gain	(23)	(48)

Net periodic benefit cost	$45	$18

On January 1, 2018, the A&S Business retrospectively adopted ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715). Accordingly, the A&S Business has included all components of net periodic pension costs, with the exception of service costs, in other non-operating expenses as a component of interest expense and other in the accompanying Combined Condensed Statements of Earnings. Service costs continue to be included in cost of sales and selling, general and administrative expenses in the accompanying Combined Condensed Statements of Earnings according to the classification of the participant’s compensation. This reclassification of prior year pension cost decreased operating income by $29,000 for the three months ended March 31, 2017.

Employer Contributions

During 2018, Fortive’s cash contribution requirements for the A&S Business’s U.S other postretirement employee benefit plans and non-U.S. defined benefit pension plans are expected to be approximately $453,000 and $497,000, respectively. The actual amounts to be contributed depend upon, among other things, legal requirements, underlying asset returns, the plan’s funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors.

NOTE 6. INCOME TAXES

The A&S Business’s effective tax rate for the three months ended March 30, 2018 was 17%, as compared to 24% for the three months ended March 31, 2017. The year-over-year decrease was due primarily to favorable impacts in 2018 resulting from a lower statutory tax rate in the United States as a result of the Tax Cuts and Jobs Act (“TCJA”), the impact of favorable adjustments to the provisional estimates recorded in 2017 related to the TCJA, as well as other federal and international tax benefits.

The A&S Business’s effective tax rates for 2018 and 2017 differ from the U.S. federal statutory rate of 21% and 35%, respectively, due primarily to earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and the effect of favorable adjustments to the provisional estimates recorded in 2017 related to the TCJA, as permitted under SEC Staff Accounting Bulletin No. 118 (“SAB 118”). These provisional estimates decreased income tax expense by $1,147,000 during the three months ended March 30, 2018. The A&S Business will continue to evaluate the effects of the TCJA on the 2017 provisional estimates through the end of the SAB 118 allowable measurement period. Refer to Note 10 of the A&S Business’s audited annual combined financial statements included elsewhere in this prospectus for further details, including disclosures pursuant to SAB 118 interpretive guidance and provisional estimates for all TCJA effects.

NOTE 7. COMMITMENTS AND CONTINGENCIES

For a description of the A&S Business’s litigation and contingencies, refer to Note 12 of the A&S Business’s annual audited combined financial statements included elsewhere in this prospectus.

The A&S Business generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and range from ninety days up to five years. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of the A&S Business’s accrued warranty liability ($ in thousands):

Balance, December 31, 2017	$4,146
Accruals for warranties issued during the period	388
Settlements made	(655)
Effect of foreign currency translation	(1)

Balance, March 30, 2018	$3,878

NOTE 8. RELATED PARTY TRANSACTIONS

Allocations of Expenses Prior to the Transactions

The A&S Business has historically operated as part of Fortive and not as a stand-alone company. Accordingly, certain shared costs have been allocated to the A&S Business and are reflected as expenses in these financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the A&S Business for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the A&S Business had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by the A&S Business.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to the A&S Business and are reflected in the Combined Condensed Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, marketing and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using methodologies that management believes are reasonable for the item being allocated. Allocation methodologies include the A&S Business’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, the A&S Business was allocated expenses related to certain insurance programs Fortive administers on behalf of the A&S Business, including automobile liability, workers’ compensation, general liability, product liability, directors and officers liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are allocations related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to the A&S Business based on incurred claims of the A&S Business. Fortive has premium based policies which cover amounts in excess of the self-insured retentions. The A&S Business is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to the A&S Business’s known and incurred but not reported claims has been allocated to the A&S Business and reflected on the accompanying Combined Condensed Balance Sheets.

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, the A&S Business was allocated expenses related to the medical insurance programs Fortive administers on behalf of the A&S Business. These amounts were allocated using actual medical claims incurred during the period for the associated employees attributable to the A&S Business.

Deferred Compensation Program Administered by Fortive

Certain employees of the A&S Business participate in Fortive’s nonqualified deferred compensation programs that permit officers, directors and certain management employees to defer a portion of their compensation, on a pre-tax basis, until their termination of employment. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by the A&S Business are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of the A&S Business.

The amounts of related party expenses allocated to the A&S Business from Fortive and its subsidiaries for the three months ended March 30, 2018 and March 31, 2017, were as follows ($ in thousands):

	Three Months Ended
	March 30, 2018	March 31, 2017
Allocated corporate expenses	$4,807	$4,195
Directly Related Charges:
Insurance programs expenses	246	278
Medical insurance programs expenses	6,068	5,290
Deferred compensation programs expenses	99	75

Total related party expenses	$11,220	$9,838

Revenue and Other Transactions Entered Into In the Ordinary Course of Business

Certain of the A&S Business’s revenue arrangements related to contracts entered into in the ordinary course of business with Fortive and its affiliates.

The A&S Business recorded revenues of approximately $1,099,000 and $1,104,000 from sales to Fortive and its subsidiaries during the three months ended March 30, 2018 and March 31, 2017, respectively. The A&S Business recorded revenues of approximately $412,000 and $367,000 from sales to Danaher and its subsidiaries for the three months ended March 30, 2018 and March 31, 2017, respectively.

The A&S Business recorded purchases of approximately $1,020,000 and $689,000 from Fortive and its subsidiaries during the three months ended March 30, 2018 and March 31, 2017, respectively. Purchases from Danaher and its subsidiaries were immaterial for each of the three month periods ended March 30, 2018 and March 31, 2017.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Stevens Holding Company, Inc. (the Company), a wholly-owned subsidiary of Fortive Corporation, as of February 15, 2018 and the related note. In our opinion, the balance sheet and related note presents fairly, in all material respects, the financial position of the Company at February 15, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet and related note are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the balance sheet and related note, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures relating to the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet and related note. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Seattle, Washington

May 8, 2018

STEVENS HOLDING COMPANY, INC.

BALANCE SHEET

(in whole dollars)

February 15, 2018
ASSETS
Cash	$—

Total assets	$—

LIABILITIES AND EQUITY
Total liabilities	$—
Equity:
Subscription receivable from Parent	(1)
Common stock—$0.01 par value, 100 shares authorized, issued and outstanding	1

Total equity	$—

Total liabilities and equity	$—

See the accompanying Note to the Balance Sheet.

STEVENS HOLDING COMPANY, INC.

NOTE TO THE BALANCE SHEET

1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Stevens Holding Company, Inc. (“Newco”) is a Delaware corporation and a wholly owned subsidiary of Fortive Corporation (“Fortive” or “Parent”). On February 13, 2018, Fortive caused Newco to be formed in order to facilitate the separation of its Automation & Specialty Business (the “A&S Business”). On February 15, 2018, Fortive subscribed for 100 shares of common stock of Newco. Newco has engaged in no business operations to date and at February 15, 2018, it had no assets or liabilities, therefore, separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in these financial statements.

On March 7, 2018, Fortive announced that it and Newco had entered into definitive agreements with Altra Industrial Motion Corp., a Delaware corporation (“Altra”), and McHale Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Altra (“Merger Sub”), for a transaction (collectively, the “Transactions”) pursuant to which, subject to the terms and conditions of certain definitive agreements, Fortive will transfer certain assets and liabilities constituting a portion of the A&S Business to Newco or one or more subsidiaries of Fortive, and will cause any applicable subsidiaries of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities. Immediately thereafter, Fortive will contribute all equity interests in each such subsidiary of Fortive holding assets and liabilities constituting the A&S Business to Newco in exchange for (i) a number of shares of common stock, par value $0.01 per share of Newco (the “Newco Common Stock”), (ii) securities representing indebtedness of Newco in an aggregate principal amount determined pursuant to such definitive agreements, and (iii) cash dividend in an aggregate amount determined pursuant to such definitive agreements. In addition, as part of the Transactions, Fortive will distribute to its stockholders all of the issued and outstanding shares of Newco Common Stock held by Fortive, at Fortive’s option, by way of an exchange offer or a pro rata dividend, or a combination thereof (the “Distribution”), followed by merger of Merger Sub with and into Newco (the “Merger”), with Newco surviving as a wholly-owned subsidiary of Altra and with the issued and outstanding shares of Newco Common Stock converted in the Merger into shares of common stock, par value $0.001 per share, of Altra. In addition, as part of the Transactions, Fortive will transfer certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets. Upon completion of the Merger, holders of Fortive’s common stock participating in the Distribution are expected to own in the aggregate approximately 54% of the outstanding shares of Altra common stock on a fully-diluted basis immediately following the Merger. The Transactions are expected to be completed in 2018. Altra and Fortive anticipate that certain direct sale of certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra will be completed after the closing date of the Merger due to regulatory and other delays in certain jurisdictions outside the United States.

The accompanying balance sheet presents the historical financial position of Newco in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

STEVENS HOLDING COMPANY, INC.

BALANCE SHEET

(in whole dollars)

As of
	March 30, 2018	February 15, 2018
(unaudited)
ASSETS
Cash	$—	$—

Total assets	$—	$—

LIABILITIES AND EQUITY
Total liabilities	$—	$—
Equity:
Subscription receivable from Parent	(1)	(1)
Common stock—$0.01 par value, 100 shares authorized, issued and outstanding	1	1

Total equity	$—	$—

Total liabilities and equity	$—	$—

See the accompanying Notes to the Balance Sheet.

STEVENS HOLDING COMPANY, INC.

NOTES TO THE BALANCE SHEET

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Stevens Holding Company, Inc. (“Newco”) is a Delaware corporation and a wholly owned subsidiary of Fortive Corporation (“Fortive” or “Parent”). On February 13, 2018, Fortive caused Newco to be formed in order to facilitate the separation of its Automation & Specialty Business (the “A&S Business”). On February 15, 2018, Fortive subscribed for 100 shares of common stock of Newco. Newco has engaged in no business operations to date and it has no assets or liabilities, therefore, separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in these financial statements.

On March 7, 2018, Fortive announced that it and Newco had entered into definitive agreements with Altra Industrial Motion Corp., a Delaware corporation (“Altra”), and McHale Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Altra (“Merger Sub”), for a transaction (collectively, the “Transactions”) pursuant to which, subject to the terms and conditions of certain definitive agreements, Fortive will transfer certain assets and liabilities constituting a portion of the A&S Business to Newco or one or more subsidiaries of Fortive, and will cause any applicable subsidiaries of Fortive to convey to Fortive or its designated subsidiary (other than Newco or any of Newco’s subsidiaries) certain excluded assets and excluded liabilities. Immediately thereafter, Fortive will contribute all equity interests in each such subsidiary of Fortive holding assets and liabilities constituting the A&S Business to Newco in exchange for (i) a number of shares of common stock, par value $0.01 per share of Newco (the “Newco Common Stock”), (ii) securities representing indebtedness of Newco in an aggregate principal amount determined pursuant to such definitive agreements, and (iii) cash dividend in an aggregate amount determined pursuant to such definitive agreements. In addition, as part of the Transactions, Fortive will distribute to its stockholders all of the issued and outstanding shares of Newco Common Stock held by Fortive, at Fortive’s option, by way of an exchange offer or a pro rata dividend, or a combination thereof (the “Distribution”), followed by merger of Merger Sub with and into Newco (the “Merger”), with Newco surviving as a wholly-owned subsidiary of Altra and with the issued and outstanding shares of Newco Common Stock converted in the Merger into shares of common stock, par value $0.001 per share, of Altra. In addition, as part of the Transactions, Fortive will transfer certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets. Upon completion of the Merger, holders of Fortive’s common stock participating in the Distribution are expected to own in the aggregate approximately 54% of the outstanding shares of Altra common stock on a fully-diluted basis immediately following the Merger. The Transactions are expected to be completed in 2018. Altra and Fortive anticipate that certain direct sale of certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra will be completed after the closing date of the Merger due to regulatory and other delays in certain jurisdictions outside the United States.

The accompanying balance sheet presents the historical financial position of Newco in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

NOTE 2. SUBSEQUENT EVENTS

On May 10, 2018, Newco increased its authorized shares of common stock to 35,000,000 shares. Newco has evaluated subsequent events for recording or disclosure in these financial statements through June 21, 2018, the date the financial statements were available to be issued.

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

48 Wall Street

New York, NY 10005

Telephone: (800) 515-4479

Email: ftv@dfking.com

Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

THE EXCHANGE OFFER AGENT FOR THIS OFFER IS:

By First Class Mail:	By Email Transmission:	By Registered or Overnight Courier:
Computershare Trust Company, N.A. Attn: Corp Actions P.O. Box 43011 Providence, RI 02940-3011	CANOTICEOFGUARANTEE@computershare.com	Computershare Trust Company, N.A. Attn: Corp Actions 250 Royall Street Suite V Canton, MA 02021

For information about the Exchange Offer, please contact D.F. King & Co., Inc. at (800) 515-4479

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Newco is incorporated in Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation to indemnify its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person has been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions will not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. No such provision will eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective. The limitations described above do not affect the ability of Newco or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

The Newco Bylaws require indemnification of directors and officers to the full extent permitted by the DGCL, as the same may be amended or modified from time to time.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits

See the Exhibit Index attached hereto.

(b) Financial Statement Schedules

The Financial Statement schedule, “Valuation and Qualifying Accounts,” for the Automation & Specialty Business of Fortive Corporation is included as part of this registration statement on page F-34.

(c) Reports, Opinions and Appraisals

None.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(i)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(iv)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(v)	That, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(vi)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(vii)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.

(viii)	The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(ix)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of March 7, 2018, by and among Fortive Corporation, Stevens Holding Company, Inc., Altra Industrial Motion Corp. and McHale Acquisition Corp. (incorporated by reference to Exhibit 2.1 of Altra Industrial Motion Corp.’s Current Report on Form 8-K filed on March 9, 2018 (File No. 001-33209))†

2.2*	Separation and Distribution Agreement, dated as of March 7, 2018, by and among Fortive Corporation, Stevens Holding Company, Inc., Altra Industrial Motion Corp. and McHale Acquisition Corp. (incorporated by reference to Exhibit 10.1 of Altra Industrial Motion Corp.’s Current Report on Form 8-K filed on March 9, 2018 (File No. 001-33209))†

3.1***	Certificate of Incorporation of Stevens Holding Company, Inc.

3.2***	Certificate of Amendment to the Certificate of Incorporation of Stevens Holding Company, Inc.

3.3***	Bylaws of Stevens Holding Company, Inc.

5.1***	Opinion of Daniel B. Kim as to validity of common stock to be issued

8.1+	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters

8.2+	Opinion of Cravath, Swaine & Moore LLP as to certain tax matters

10.1***	Employee Matters Agreement, dated as of March 7, 2018, by and among Fortive Corporation, Altra Industrial Motion Corp. and Stevens Holding Company, Inc.

10.2***	Form of Tax Matters Agreement

10.3***	Form of Intellectual Property Cross-License Agreement

10.4***	Form of Transition Services Agreement

12.1***	Unaudited Combined Pro Forma Computation of Ratio of Earnings to Fixed Charges for Altra and the A&S Business

12.2***	Statement Regarding Computation of Ratio of Earnings to Fixed Charges for Fortive Corporation

21.1***	List of Subsidiaries of Stevens Holding Company, Inc.

23.1**	Consent of Deloitte & Touche LLP relating to the audited financial statements of Altra Industrial Motion Corp.

23.2**	Consent of Ernst & Young LLP relating to the audited financial statements of Fortive Corporation

23.3**	Consent of Ernst & Young LLP relating to the audited financial statements of the A&S Business

23.4**	Consent of Ernst & Young LLP relating to the audited financial statement of Stevens Holding Company, Inc.

23.5+	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

23.6+	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2)

23.7***	Consent of Daniel B. Kim (included in Exhibit 5.1)

24.1***	Power of Attorney (contained in signature page)

99.1***	Form of Letter of Transmittal

99.2***	Form of Exchange and Transmittal Information Booklet

99.3***	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.4***	Form of Letter to Brokers, Commercial Bankers, Trust Companies and Other Nominees

Exhibit Number	Description

99.5***	Form of Notice of Guaranteed Delivery for shares of Fortive common stock

99.6***	Form of Notice of Withdrawal of Fortive common stock

99.7***	Opinion of Goldman Sachs & Co. LLC

99.8**	Consent of Goldman Sachs & Co. LLC

99.9***	Opinion of KeyBanc Capital Markets Inc.

99.10**	Consent of KeyBanc Capital Markets Inc.

99.11***	Amended and Restated Commitment Letter, dated as of March 28, 2018, by and between Newco and the Newco Commitment Parties

99.12*	Amended and Restated Commitment Letter, dated as of March 28, 2018, by and among Altra Industrial Motion Corp. and the Altra Commitment Parties (incorporated by reference to Exhibit 10.2 of Altra Industrial Motion Corp.’s Quarterly Report on Form 10-Q filed on May 9, 2018 (File No. 001-33209))

*	Incorporated by reference.
**	Filed herewith.
***	Previously Filed
+	To be filed by amendment.
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the U.S. Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 20th day of July, 2018.

STEVENS HOLDING COMPANY, INC.

By:	/s/ Daniel B. Kim
Name: Daniel B. Kim
Title: Vice President and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

	Signature	Title	Date
	*	President and Director (Principal Executive Officer)	July 20, 2018
Patrick K. Murphy

	*	Chief Financial Officer and Director (Principal Financial Officer)	July 20, 2018
Charles E. McLaughlin

	*	Chief Accounting Officer and Director (Principal Accounting Officer)	July 20, 2018
Emily A. Weaver

*By:	/s/ Daniel B. Kim	Attorney-in-fact	July 20, 2018
Daniel B. Kim